                                                      REGISTRATION NO. 333-21023

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 1 TO


                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                        VERMONT FINANCIAL SERVICES CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

             DELAWARE                             6021                         03-0284445
  (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)

                  100 MAIN STREET, BRATTLEBORO, VERMONT 05301
                                 (802) 257-7151
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                             JOHN D. HASHAGEN, JR.
                        VERMONT FINANCIAL SERVICES CORP.
                                100 MAIN STREET
                           BRATTLEBORO, VERMONT 05301
                                 (802) 257-7151
                            TELECOPY: (802) 258-4097
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

           STEPHEN J. COUKOS, ESQ.                          EDWARD YOUNG, ESQ.
          SULLIVAN & WORCESTER LLP                           HALE AND DORR LLP
           ONE POST OFFICE SQUARE                             60 STATE STREET
         BOSTON, MASSACHUSETTS 02109                    BOSTON, MASSACHUSETTS 02109
               (617) 338-2800                                 (617) 526-6000
          TELECOPY: (617) 338-2880                       TELECOPY: (617) 526-5000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger of Eastern Bancorp, Inc. with and into Vermont Financial Services Corp. pursuant to the Agreement and Plan of Reorganization described in the accompanying Joint Proxy Statement-Prospectus have been satisfied or waived.


     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

================================================================================

                        VERMONT FINANCIAL SERVICES CORP.
                                100 MAIN STREET
                           BRATTLEBORO, VERMONT 05301

                                                                  April   , 1997


Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of Vermont Financial Services Corp. ("VFSC") to be held on May 30, 1997 at 10:00 a.m., local time, at the Holiday Inn, Rutland, Vermont.

     At the Special Meeting, stockholders will be asked to approve and adopt an Agreement and Plan of Reorganization (the "Merger Agreement") entered into on November 13, 1996 providing for the merger of Eastern Bancorp, Inc. with and into VFSC (the "Merger").

     Your Board of Directors has carefully evaluated the proposed Merger and believes that the Merger is advisable and in the best interests of VFSC and its stockholders. The Board has unanimously approved the Merger and the related transactions and recommends that stockholders vote FOR that proposal.

     The enclosed Joint Proxy Statement-Prospectus contains a description of the Merger as well as the background of the proposed transaction and the businesses of the two merging companies and their subsidiaries. I encourage you to read this document closely. Should you have any questions concerning the Special Meeting, you may call us at (802) 257-7151.

     Accompanying this letter are a Notice of the Special Meeting, a Proxy and the Joint Proxy Statement- Prospectus. To assure that your shares are properly represented at the Special Meeting, please sign, date and return your Proxy as soon as possible in the envelope provided. If you attend the Special Meeting in person, you may vote your shares even if you have previously returned a Proxy.

     YOUR VOTE IS IMPORTANT. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT. WE URGE YOU TO VOTE FOR THE PROPOSED MERGER.


                                          Sincerely,

                                          JOHN D. HASHAGEN, JR.

                                          President and Chief Executive Officer

                        VERMONT FINANCIAL SERVICES CORP.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                           TO BE HELD ON MAY 30, 1997


TO THE STOCKHOLDERS OF VERMONT FINANCIAL SERVICES CORP.


    NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "VFSC Meeting") of VERMONT FINANCIAL SERVICES CORP. ("VFSC") will be held on May 30, 1997 at 10:00 a.m., local time, at the Holiday Inn, Rutland, Vermont, for the purpose of considering and voting upon the following matter:


     - To approve and adopt the Agreement and Plan of Reorganization dated as of November 13, 1996 (the "Merger Agreement"), by and among VFSC, Eastern Bancorp, Inc. ("Eastern") and Eastern's wholly owned subsidiary, Vermont Federal Bank, FSB, and each of the transactions contemplated thereby, including the merger (the "Merger") of Eastern with and into VFSC upon the terms and subject to the conditions set forth in the Merger Agreement, as more fully described in the accompanying Joint Proxy Statement-Prospectus. A copy of the Merger Agreement is attached as Appendix A to the accompanying Joint Proxy Statement-Prospectus, and certain related documents are attached as exhibits thereto.


     The VFSC Board of Directors has fixed the close of business on April 2, 1997 as the record date for the determination of stockholders entitled to notice of and to vote at the VFSC Meeting and any adjournments or postponements thereof. Only stockholders of record at the close of business on such date are entitled to notice of and to vote at the VFSC Meeting. A list of VFSC stockholders entitled to vote at the VFSC Meeting or any adjournments or postponements thereof will be available for examination for any purpose germane to the VFSC Meeting, for 10 days prior to the VFSC Meeting during ordinary business hours, at the principal executive offices of VFSC located at 100 Main Street, Brattleboro, Vermont.


     Shares of VFSC Common Stock are the only securities of VFSC the holders of which are entitled to vote upon the matters to be presented at the VFSC Meeting.

     Your vote is important regardless of the number of shares you own. Approval of the Merger requires the affirmative vote of the holders of not less than two-thirds of the issued and outstanding shares of VFSC Common Stock. Each stockholder, even though he or she now plans to attend the VFSC Meeting, is requested to sign, date and return the enclosed Proxy without delay in the enclosed postage-paid return envelope. You may revoke your Proxy at any time prior to its exercise. Any stockholder present at the VFSC Meeting or at any adjournments or postponements thereof may revoke his or her Proxy and vote personally on each matter brought before the VFSC Meeting.

                                          By Order of the Board of Directors,

                                          RICHARD O. MADDEN
                                          Secretary

April   , 1997


     THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT AND EACH OF THE TRANSACTIONS CONTEMPLATED THEREBY.

     PLEASE DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE.

                             EASTERN BANCORP, INC.
                               537 CENTRAL AVENUE
                           DOVER, NEW HAMPSHIRE 03820
                                 (603) 749-2150


                                                                  April   , 1997


Dear Stockholder:


     You are cordially invited to attend a Special Meeting of Stockholders of Eastern Bancorp, Inc. ("Eastern") to be held on May 30, 1997 at 10:00 a.m., at the Portsmouth Courtyard by Marriott, Portsmouth, New Hampshire (the "Special Meeting").


     At the Special Meeting, stockholders will be asked to approve the Agreement and Plan of Reorganization (the "Merger Agreement"), dated as of November 13, 1996, by and among Eastern, its wholly owned subsidiary Vermont Federal Bank, FSB, and Vermont Financial Services Corp. ("VFSC"). VFSC, a Delaware corporation, is a registered bank holding company with its principal place of business in Brattleboro, Vermont.

     If the Merger Agreement is approved and the merger between VFSC and Eastern (the "Merger") is consummated, each outstanding share of Eastern Common Stock, other than shares as to which dissenters' rights have been perfected and shares held by Eastern as treasury stock, will be converted into the right to receive (in cash and/or shares of VFSC Common Stock, as described below) the sum of (i) $7.25 plus (ii) the product of 0.49 times the average closing bid price per share of VFSC Common Stock on the Nasdaq National Market during the 20-trading-day period ending on the fifth business day prior to the effective date of the Merger (the "Average Closing Price"). Eastern's stockholders may elect to receive cash, VFSC Common Stock or a combination of cash and VFSC Common Stock, subject to pro rata adjustment as provided in the Merger Agreement to ensure that the total cash consideration to be paid and the total number of shares of VFSC Common Stock to be issued will equal the aggregate cash amount and share number referred to below.


     The price per share will be subject to maximum and minimum collars as follows: if the Average Closing Price is equal to or greater than $39.96, the acquisition price per share of Eastern Common Stock will be fixed at $26.83 and if the Average Closing Price is equal to or less than $29.54 but not less than $26.06, the acquisition price per share of Eastern Common Stock will be fixed at $21.72. The total consideration to be paid in connection with the Merger will consist of approximately $26.65 million in cash and approximately 1.8 million shares of VFSC Common Stock; the number of shares of VFSC Common Stock will be decreased if the Average Closing Price equals or exceeds the $39.96 maximum and increased if the Average Closing Price equals or falls below the $29.54 minimum. If the Average Closing Price is less than $26.06, the price per share will be adjusted to the sum of (i) $7.25 plus (ii) the product of 0.5553 times the Average Closing Price; in addition, Eastern may terminate the Merger unless VFSC agrees to issue additional shares of VFSC Common Stock such that the adjusted acquisition price per share of Eastern Common Stock is equal to $21.72.


     Eastern stock certificates should not be returned with the proxy and should not be forwarded until you receive a letter of transmittal that will be provided approximately four weeks before the Merger is consummated.


     VFSC's banking subsidiaries have a total of 39 offices, located primarily in central and southern Vermont and the contiguous market of Greenfield, Massachusetts, with total deposits of approximately $1.1 billion and total assets of approximately $1.3 billion at December 31, 1996. Vermont Federal Bank conducts business through a network of 25 offices located primarily in northern Vermont and southeastern New Hampshire, with total deposits of approximately $627.2 million and total assets of approximately $866.0 million at December 31, 1996.


     The Merger and the Merger Agreement are described in the accompanying Joint Proxy Statement- Prospectus, the forepart of which includes a summary of the terms of the Merger and certain other information relating to the proposed transaction. Consummation of the Merger is subject to certain conditions, including the approval of the Merger Agreement by the holders of two-thirds of Eastern's outstanding

Common Stock and two-thirds of VFSC's outstanding Common Stock, as well as regulatory approvals. We urge you to read the Joint Proxy Statement-Prospectus carefully.

     Eastern's Board of Directors (the "Eastern Board") has received the opinion of its financial advisor, McConnell, Budd & Downes, Inc. ("MB&D"), that the Merger Consideration (as defined in the Joint Proxy Statement-Prospectus) is fair to the stockholders of Eastern from a financial point of view, and has determined that the Merger Agreement is in the best interest of Eastern stockholders.

     ACCORDINGLY, THE EASTERN BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER AND RELATED TRANSACTIONS, AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER AGREEMENT AT THE SPECIAL MEETING.

     MB&D's opinion is summarized in the Joint Proxy Statement-Prospectus, and the complete opinion is included as Appendix B to the Joint Proxy
Statement-Prospectus. We urge you to read these items carefully.

     YOUR VOTE IS IMPORTANT. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT. You are urged to sign, date and mail the enclosed proxy card promptly in the postage-prepaid envelope provided, whether or not you plan to attend the Special Meeting. If you attend the Special Meeting, you may vote in person even if you have already mailed your proxy card.

     On behalf of the Eastern Board, I thank you for your continued support. We appreciate your interest in Eastern.

                                          Sincerely yours,

                                          W. STEVENS SHEPPARD
                                          Chairman of the Board

                             EASTERN BANCORP, INC.
                               537 CENTRAL AVENUE
                           DOVER, NEW HAMPSHIRE 03820
                                 (603) 749-2150

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                           TO BE HELD ON MAY 30, 1997


To the Stockholders of Eastern Bancorp, Inc.


     Notice is hereby given that a Special Meeting of the Stockholders of Eastern Bancorp, Inc. ("Eastern") will be held on May 30, 1997 at 10:00 a.m., local time, at the Portsmouth Courtyard by Marriott, Portsmouth, New Hampshire, for the purpose of considering and voting upon the following matters:


          1. A proposal to approve and adopt the Agreement and Plan of Reorganization, dated as of November 13, 1996 (the "Merger Agreement"), by and among Eastern, Eastern's wholly owned subsidiary, Vermont Federal Bank, FSB, and Vermont Financial Services Corp. ("VFSC") and each of the transactions contemplated thereby, pursuant to which Merger Agreement Eastern would be merged with and into VFSC, and shareholders of Eastern would receive cash and/or shares of Common Stock of VFSC, all as more fully described in the attached Joint Proxy Statement-Prospectus. A copy of the Merger Agreement is attached as Appendix A to the accompanying Joint Proxy Statement-Prospectus and certain related documents are attached as exhibits thereto.

          2. Such other matter or matters which may properly come before the meeting or any adjournment or adjournments thereof.


     Only stockholders of record at the close of business on April 2, 1997 (the "Record Date") are entitled to notice of and to vote at the Special Meeting. The affirmative vote of the holders of two-thirds of the shares of Common Stock of Eastern outstanding on the Record Date is required for approval of the Merger Agreement.


     The persons named as proxies may propose and vote for one or more adjournments or postponements of the Special Meeting to permit further solicitation of proxies in favor of the foregoing proposal.

     If the proposal described in Item 1 above is approved by the stockholders at the Special Meeting and effected by Eastern, stockholders of Eastern who follow the procedures set forth in Section 262 of the Delaware General Corporation Law will have dissenters' rights of appraisal as therein provided.

     A JOINT PROXY STATEMENT-PROSPECTUS IS SET FORTH ON THE FOLLOWING PAGES AND A PROXY CARD IS ENCLOSED HEREWITH. TO ENSURE THAT YOUR VOTE IS COUNTED, PLEASE COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD IN THE ENCLOSED, POSTAGE-PAID RETURN ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. HOWEVER, ATTENDANCE AT THE MEETING WILL NOT OF ITSELF CONSTITUTE REVOCATION OF A PROXY. IF YOUR SHARES ARE NOT REGISTERED IN YOUR OWN NAME, YOU WILL NEED ADDITIONAL DOCUMENTATION FROM THE HOLDER OF RECORD OF SUCH SHARES IN ORDER TO VOTE PERSONALLY AT THE SPECIAL MEETING.

                                          By Order of the Board of Directors,

                                          W. STEVENS SHEPPARD
                                          Chairman of the Board


Dover, New Hampshire
April   , 1997

                             JOINT PROXY STATEMENT

             VERMONT FINANCIAL SERVICES CORP.                                 EASTERN BANCORP, INC.
             SPECIAL MEETING OF STOCKHOLDERS                             SPECIAL MEETING OF STOCKHOLDERS

                TO BE HELD ON MAY 30, 1997                                  TO BE HELD ON MAY 30, 1997


                            ------------------------
                        VERMONT FINANCIAL SERVICES CORP.
                                   PROSPECTUS

          1,994,484 SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE
                   (SUBJECT TO ADJUSTMENT AS DESCRIBED BELOW)


    This Joint Proxy Statement-Prospectus is furnished in connection with the solicitation of proxies from the holders of the common stock of Eastern Bancorp, Inc. ("Eastern"), par value $0.01 per share ("Eastern Common Stock"), for use at the Special Meeting of Stockholders of Eastern to be held on May 30, 1997 and any adjournments or postponements thereof (the "Eastern Meeting") and from the holders of the common stock of Vermont Financial Services Corp. ("VFSC"), $1.00 par value per share ("VFSC Common Stock"), for use at the Special Meeting of stockholders of VFSC, to be held on May 30, 1997 and any adjournments or postponements thereof (the "VFSC Meeting" and, together with the Eastern Meeting, the "Special Meetings"). The solicitation of proxies from VFSC stockholders is made by VFSC's Board of Directors (the "VFSC Board"), and the solicitation of proxies from Eastern's stockholders is made by Eastern's Board of Directors (the "Eastern Board").


    At the Special Meetings, the Eastern and VFSC stockholders will be asked to consider and act upon a proposal to approve and adopt the Agreement and Plan of Reorganization by and among VFSC, Eastern and Vermont Federal Bank, FSB, dated as of November 13, 1996 (the "Merger Agreement"), pursuant to which Eastern will be merged with and into VFSC, with VFSC being the surviving corporation (the "Merger"). A copy of the Merger Agreement is attached hereto as Appendix A and is incorporated herein by reference.


    As more fully described herein, pursuant to the Merger Agreement, Eastern will be merged with and into VFSC and each then outstanding share of Eastern Common Stock (other than shares with respect to which appraisal rights are perfected) will be converted into either a cash amount or a number of shares of VFSC Common Stock. The amount of cash and the number of shares (the "Merger Consideration") will be determined pursuant to a formula set forth in the Merger Agreement that is based upon the average closing bid price per share of VFSC Common Stock on the Nasdaq National Market during the 20-trading-day period ending on the fifth business day prior to the effective time of the Merger (the "Average Closing Price"). The formula will be adjusted if the Average Closing Price is more than $39.96 or less than $26.06, and is subject to possible further adjustment if the Average Closing Price is less than $21.72. If the Average Closing Price were $39.96, a holder of Eastern Common Stock receiving all cash would receive $26.83 and a holder receiving all stock would receive
0.6714 shares of VFSC Common Stock; if it were $26.06, such holders would receive, respectively, $21.72 in cash or 0.8335 shares of VFSC Common Stock.

    Holders of Eastern Common Stock may elect to receive the Merger Consideration in the form of cash or shares of VFSC Common Stock or a combination of the two, but elections will be subject to proration as more fully described herein if the cash to be paid or the stock to be issued under the formula is not sufficient to accommodate all elections. The Average Closing Price will not be determined by the time of the Eastern Meeting or when holders of Eastern Common Stock will be required to submit their elections, and holders will not know at such times the per share amount of cash or number of shares of VFSC Common Stock to be delivered in the Merger. Persons wishing to inquire about the Merger Consideration may telephone VFSC toll-free between 9:00 a.m. and 5:00 p.m., Eastern standard time, at (800) 482-6245, ext. 4003.


    Consummation of the Merger is conditioned upon, among other things, receipt of all required stockholder and regulatory approvals. If there are not sufficient votes at the time of their respective Special Meetings to approve and adopt the Merger Agreement, the stockholders of Eastern and/or VFSC may be asked to approve adjournment of the Special Meeting to permit further solicitation of proxies.

    This Joint Proxy Statement-Prospectus also constitutes a prospectus of VFSC in respect of up to 1,994,484 shares of VFSC Common Stock to be issued to Eastern stockholders in connection with the Merger (subject to increase to an amount which cannot currently be determined if the Average Closing Price of VFSC Common Stock at the Effective Time (as those terms are hereinafter defined) is less than $26.06 per share). Such shares of VFSC Common Stock are to be issued on the conversion of the outstanding shares of Eastern Common Stock, as described in this Joint Proxy Statement-Prospectus. See "THE MERGER -- Terms of the Merger."

    All information contained in this Joint Proxy Statement-Prospectus relating to VFSC and its subsidiaries has been supplied by VFSC, and all information contained in this Joint Proxy Statement-Prospectus relating to Eastern and its subsidiaries has been supplied by Eastern. The pro forma financial information contained herein relating to VFSC has been prepared by VFSC and includes historical financial information regarding Eastern that was supplied to VFSC by Eastern.


    The Joint Proxy Statement-Prospectus and the respective proxy forms for the Special Meetings are first being mailed to stockholders of Eastern and VFSC on
or about April   , 1997.


                            ------------------------

    THE SHARES OF VFSC COMMON STOCK OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY
STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.


      THE DATE OF THIS JOINT PROXY STATEMENT-PROSPECTUS IS APRIL   , 1997.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION WITH RESPECT TO THE MATTERS DESCRIBED IN THIS JOINT PROXY STATEMENT-PROSPECTUS OTHER THAN THOSE CONTAINED HEREIN IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VFSC OR EASTERN. THIS JOINT PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT- PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER WILL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF VFSC OR EASTERN SINCE THE DATE OF THIS JOINT PROXY STATEMENT-PROSPECTUS OR THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.................................................................    1
INFORMATION INCORPORATED BY REFERENCE.................................................    1
SUMMARY...............................................................................    3
  The Companies.......................................................................    3
  The Merger..........................................................................    4
  The Special Meetings................................................................    8
  Record Date and Vote Required.......................................................    8
  Management and Operations after the Merger..........................................    8
  Recommendation of the Boards of Directors and Reasons for the Merger................    9
  Opinions of Financial Advisors......................................................    9
  No Solicitation.....................................................................   10
  Interests of Certain Persons in the Merger..........................................   10
  Employment Matters..................................................................   10
  Conditions to Consummation of the Merger; Termination...............................   11
  Amendment and Waiver of the Merger Agreement; Extensions............................   11
  Regulatory Approvals................................................................   11
  Certain Federal Income Tax and Accounting Consequences..............................   12
  Stock Option Agreement..............................................................   12
  Appraisal Rights and Dissenting Eastern Stockholders................................   12
  Certain Differences in the Rights of Stockholders...................................   13
  Market Prices and Dividend Data.....................................................   13
SELECTED FINANCIAL DATA...............................................................   15
COMPARATIVE UNAUDITED PER SHARE FINANCIAL DATA........................................   19
RECENT DEVELOPMENTS...................................................................   21
THE SPECIAL MEETINGS..................................................................   23
  Record Date, Quorum and Voting for Eastern Meeting..................................   23
  Required Vote at Eastern Meeting....................................................   23
  Record Date, Quorum and Voting for VFSC Meeting.....................................   24
  Required Vote at VFSC Meeting.......................................................   24
  Solicitation Expenses...............................................................   25
  Beneficial Ownership of Eastern Common Stock........................................   25
  Appraisal Rights and Dissenting Eastern Stockholders................................   26
THE MERGER............................................................................   29
  General.............................................................................   29
  Background of the Merger............................................................   29
  Recommendation of the Eastern Board and Reasons for the Merger......................   32
  Recommendation of the VFSC Board and Reasons for the Merger.........................   33
  Opinion of Financial Advisors.......................................................   34
  Effective Time of the Merger; Closing Date..........................................   43
  Conversion of Shares of Eastern Common Stock Pursuant to the Merger.................   43

  Election Procedures.................................................................   46
  Certificate Exchange Procedures.....................................................   47
  Treatment of Eastern Stock Options..................................................   48
  Conduct of Business Pending the Merger..............................................   48
  Conditions to Consummation of the Merger............................................   51
  Termination.........................................................................   52
  Amendment, Extension and Waiver.....................................................   52
  Requisite Regulatory Approvals......................................................   53
  Expenses............................................................................   54
  Stock Option Agreement..............................................................   54
  Stockholders Agreement..............................................................   55
  No Solicitation.....................................................................   55
  Interests of Certain Persons in the Merger..........................................   56
  Employment Obligations..............................................................   57
  Resale of VFSC Common Stock.........................................................   57
  Certain Federal Income Tax Consequences.............................................   58
  Accounting Treatment................................................................   61
PRO FORMA COMBINED FINANCIAL DATA.....................................................   62
INFORMATION REGARDING VFSC............................................................   68
DESCRIPTION OF VFSC CAPITAL STOCK.....................................................   68
  Common Stock........................................................................   68
  Preferred Stock.....................................................................   68
MARKET FOR VFSC COMMON STOCK..........................................................   69
COMPARISON OF RIGHTS OF HOLDERS OF EASTERN COMMON STOCK AND VFSC COMMON STOCK.........   70
  Special Meetings of Stockholders....................................................   70
  Inspection Rights...................................................................   70
  Action by Consent of Stockholders...................................................   70
  Cumulative Voting...................................................................   70
  Preemptive Rights...................................................................   70
  Classification of the Board of Directors............................................   70
  Removal of Directors................................................................   70
  Additional Directorships and Vacancies on the Board of Directors....................   71
  Exculpation of Directors and Officers...............................................   71
  Indemnification of Directors, Officers and Others...................................   71
  Restrictions upon Certain Business Combinations.....................................   71
  Mergers, Share Exchanges or Asset Sales.............................................   72
  Certain Issuances of Stock..........................................................   72
  Amendments to Charter...............................................................   72
  Amendments to By-laws...............................................................   73
  Appraisal Rights....................................................................   73
LEGAL MATTERS.........................................................................   73
EXPERTS...............................................................................   73

APPENDICES

Appendix A -- Agreement and Plan of Reorganization dated as of November 13, 1996

Appendix B -- Form of Opinion of McConnell, Budd & Downes, Inc.

Appendix C -- Form of Opinion of Tucker Anthony Incorporated

Appendix D -- Text of Section 262 of Delaware General Corporation Law (Appraisal Rights)

                             AVAILABLE INFORMATION

     VFSC has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (the "Registration Statement") on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities to be issued in connection with the Merger. For further information pertaining to the securities of VFSC to which this Joint Proxy Statement-Prospectus relates, reference is made to the Registration Statement, including the exhibits and schedules filed as a part thereof. In addition, VFSC and Eastern are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Commission. Proxy statements, reports and other information concerning VFSC and Eastern can be inspected and copied at the Commission's office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site (located at http://www.sec.gov) which contains reports, proxy and information statements and other information regarding VFSC and Eastern. VFSC Common Stock and Eastern Common Stock are listed on the Nasdaq National Market (the "Nasdaq NM"). Consequently, reports, proxy statements and other information concerning VFSC and Eastern may also be inspected at the offices of the NASD, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. This Joint Proxy Statement-Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which VFSC has filed with the Commission under the Securities Act, which Registration Statement and exhibits thereto may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees, and to which reference is hereby made.


     THIS JOINT PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE RELATING TO VFSC AND EASTERN THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS THERETO, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF VFSC COMMON STOCK OR EASTERN COMMON STOCK, TO WHOM THIS JOINT PROXY STATEMENT-PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO, IN THE CASE OF VFSC, VERMONT FINANCIAL SERVICES CORP., 100 MAIN STREET, BRATTLEBORO, VERMONT 05301, ATTENTION: RICHARD O. MADDEN, SECRETARY (TELEPHONE: 802-257-7151), OR IN THE CASE OF EASTERN, EASTERN BANCORP, INC., 537 CENTRAL AVENUE, DOVER, NEW HAMPSHIRE 03820, ATTENTION: PRESIDENT (TELEPHONE: 603-749-2150). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MAY 23, 1997.


                     INFORMATION INCORPORATED BY REFERENCE

     The following documents previously filed by VFSC with the Commission are incorporated by reference herein:


          (1) VFSC's Annual Report on Form 10-K for the year ended December 31, 1996; and

          (2) VFSC's Current Reports on Form 8-K, dated March 18, 1996 and November 21, 1996.

     VFSC's Exchange Act file number with the Commission is 0-11012.


     The following documents previously filed by Eastern with the Commission are incorporated by reference herein:

          (1) Eastern's Annual Report on Form 10-K for the year ended September 30, 1996;


          (2) Eastern's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996; and

          (3) Eastern's Current Report on Form 8-K, dated November 21, 1996.

     Eastern's Exchange Act file number with the Commission is 0-14853.

     Also incorporated herein by reference are the following portions of Eastern's Annual Report to Stockholders for the fiscal year ended September 30, 1996, which accompanies this Joint Proxy Statement-Prospectus: (i) Business (pages 1 to 9); (ii) Market for Registrant's Common Stock and Related Stockholder Matters (page 10); (iii) Selected Financial Data (pages 11 to 13);
(iv) Management's Discussion and Analysis of Financial Condition and Results of Operations (pages 14 to 31); and (v) Consolidated Financial Statements and Notes thereto (pages 32 to 61).


     In addition, all documents subsequently filed by VFSC with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the Special Meetings shall be deemed to be incorporated by reference into this Joint Proxy Statement-Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement- Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement-Prospectus.


     THIS JOINT PROXY STATEMENT-PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF VFSC FOLLOWING THE CONSUMMATION OF THE MERGER, INCLUDING STATEMENTS RELATING TO THE COST SAVINGS, REVENUE ENHANCEMENTS AND FUNDING ADVANTAGES THAT ARE EXPECTED TO BE REALIZED FROM THE MERGER AND THE EXPECTED IMPACT OF THE MERGER ON VFSC'S FINANCIAL PERFORMANCE (SEE "THE MERGER -- RECOMMENDATION OF THE EASTERN BOARD AND REASONS FOR THE MERGER" AND "-- RECOMMENDATION OF THE VFSC BOARD AND REASONS FOR THE MERGER"). THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED HEREIN THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. WITHOUT LIMITING THE FOREGOING, THE WORDS "BELIEVES," "ANTICIPATES," "PLANS," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) INABILITY FULLY TO REALIZE EXPECTED COST SAVINGS FROM THE MERGER ; (2) GREATER THAN EXPECTED DEPOSIT ATTRITION, CUSTOMER LOSS OR REVENUE LOSS FOLLOWING THE MERGER;
(3) SIGNIFICANT INCREASES IN COMPETITIVE PRESSURE IN THE BANKING INDUSTRY; (4) GREATER THAN ANTICIPATED COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF VFSC AND EASTERN; (5) REDUCTIONS IN MARGINS BECAUSE OF CHANGES IN THE INTEREST RATE ENVIRONMENT; (6) LESS FAVORABLE GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR REGIONALLY, THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY, (7) CHANGES IN THE REGULATORY ENVIRONMENT, (8) CHANGES IN BUSINESS CONDITIONS AND INFLATION, AND (9) CHANGES IN THE SECURITIES MARKETS.

--------------------------------------------------------------------------------
                                   SUMMARY

     The following is a brief summary of certain information contained elsewhere in this Joint Proxy Statement-Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained herein, the appendices hereto and the documents incorporated by reference herein. Stockholders of VFSC and Eastern are urged to read this Joint Proxy Statement-Prospectus with care in its entirety.

THE COMPANIES


     VFSC. VFSC, a Delaware corporation, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). VFSC has two wholly owned subsidiaries, Vermont National Bank, a national banking association ("VNB"), and United Bank, a Massachusetts chartered stock savings bank ("UB" and, together with VNB, the "Banks"). At December 31, 1996, VFSC had total consolidated assets of approximately $1.3 billion and total consolidated stockholders' equity of approximately $119.7 million. VFSC intends to fund the cash portion of the Merger Consideration out of cash from operations, consisting primarily of dividend income received from the Banks.

     VNB, which operates 32 branches throughout the State of Vermont, and UB, which operates seven branches in western Massachusetts, are engaged in commercial and retail banking and in the trust business, including the taking of deposits, the making of secured and unsecured loans, the financing of commercial transactions, and the performance of corporate, pension and personal trust services.


     The principal offices of VFSC and VNB are located at 100 Main Street, Brattleboro, Vermont 05301. VFSC's telephone number is (802) 257-7151. The principal offices of UB are located at 45 Federal Street, Greenfield, Massachusetts 01301.

     VFSC and the Banks are subject to federal, state and local laws applicable to state savings banks, national banks and bank holding companies and to the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Comptroller of the Currency (the "OCC"), the Federal Deposit Insurance Corporation (the "FDIC") and the Massachusetts Division of Banks.

     For further information concerning VFSC, see "INFORMATION REGARDING VFSC" and the VFSC documents incorporated by reference herein as described under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


     Eastern. Eastern, a Delaware corporation, is a nondiversified savings and loan holding company. It owns 100% of the stock of Vermont Federal Bank, FSB ("Vermont Federal"), a federally chartered stock savings bank. Eastern also owns Vermont Service Corporation ("VSC"), a real estate development company which it purchased from Vermont Federal in 1991. VSC and its subsidiary company, Vermont East Coast Company ("VECC"), are joint venture partners in the ownership of development rights in a mobile home association known as "Williston Woods." At present, Eastern is not significantly engaged in operating business activities other than management of its investments and operations through Vermont Federal, VSC, and VECC. At December 31, 1996, Eastern had total consolidated assets of approximately $866.0 million and total consolidated stockholders' equity of approximately $64.8 million.


     The principal offices of Eastern are located at 537 Central Avenue, Dover, New Hampshire 03820. Eastern's telephone number is (603) 749-2150. The principal offices of Vermont Federal are located at 282 Williston Road, Williston, Vermont 05495. Vermont Federal's telephone number is (802) 879-9000.

     Eastern and Vermont Federal are subject to federal, state and local laws applicable to savings and loan holding companies and federal savings banks and to the regulations, principally, of the Office of Thrift Supervision (the "OTS").

     For further information concerning Eastern, see "INFORMATION INCORPORATED BY REFERENCE," "SELECTED HISTORICAL FINANCIAL DATA OF EASTERN" and the information contained in the form of Annual Report to Stockholders for the fiscal year ended September 30, 1996 accompanying this Joint Proxy Statement-Prospectus.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


     Comparison of Loan Portfolios. Through its subsidiary Banks, VFSC makes commercial loans to small and medium-sized businesses in Vermont and Massachusetts. VNB is the leading commercial lender in the State of Vermont. At the close of its 1996 fiscal year, approximately 19.5% of VFSC's outstanding loans consisted of commercial real estate loans, 19.9% consisted of commercial loans and 2.8% consisted of construction loans. These percentages are somewhat higher than for Eastern in the case of commercial real estate and construction loans, which accounted for 16.8% and 2%, respectively, of Eastern's loan portfolio at the end of fiscal year 1996, and significantly higher in the case of commercial loans, which accounted for 1.5% of Eastern's portfolio as of such date. After the Merger is consummated, the proportion of the combined company's loan portfolio consisting of such loans will be greater than is the case with Eastern's current loan portfolio, and the proportion consisting of residential mortgage loans will be less. Because commercial real estate and commercial lending generally involves larger loan balances to single borrowers or groups of related borrowers, and because repayment of the loan depends in part on the underlying business and financial condition of the borrower and is more susceptible to adverse future developments, such lending typically accounts for a disproportionate share of delinquent loans and real estate owned through foreclosure when compared with residential mortgage lending. In addition to such factors, construction loans are, in general, subject to uncertainties inherent in estimating construction costs, delays arising from labor problems, shortages of material, uncertain marketability of a completed project and other unpredictable contingencies that make it relatively difficult to determine accurately the total loan funds required to complete a project or the value of the completed project. For certain historical indicia of the performance of VFSC's loan portfolio, see the information on Selected Financial Ratios in "SELECTED FINANCIAL DATA -- Selected Historical Financial Data of VFSC."


     VFSC and Eastern both realize income principally from the differential between the interest earned on loans, investments and other interest-earning assets, and the interest paid on deposits, borrowings and other interest-bearing liabilities. However, residential mortgage loans, which generally have a longer maturity than commercial and commercial real estate loans, tend to respond differently to increases in interest rates. Because the proportion of residential mortgage loans to commercial and commercial real estate loans in the combined company will be different from that in Eastern's current portfolio, unanticipated changes in interest rates could have a different, and possibly adverse, effect on the combined company's actual interest rate spread and net income.


     For further information concerning the portfolios and interest rate experience of VFSC and Eastern, see "INFORMATION INCORPORATED BY REFERENCE," "SELECTED FINANCIAL DATA," and the information contained in the form of Eastern's Annual Report to Stockholders for the fiscal year ended September 30, 1996 accompanying this Joint Proxy Statement-Prospectus.


THE MERGER

     General. Pursuant to the terms of the Merger Agreement, Eastern is to be merged with and into VFSC, with VFSC being the surviving entity. It is anticipated that the Merger will close in the second quarter of 1997, although there can be no assurance in this regard. See "-- Conditions to Consummation of the Merger; Termination."

     Merger Consideration. The Merger Agreement provides that, on the closing date (the "Closing Date") and at the effective time of the Merger (the "Effective Time") and subject to the election and allocation procedures provided for therein, each share of Eastern Common Stock outstanding at the Effective Time (other than shares with respect to which appraisal rights are perfected) shall be converted into either (i) an amount in cash equal to the sum of (x) $7.25 plus (y) the product of 0.49 times the average closing bid price per share of VFSC Common Stock on the Nasdaq NM during the 20-trading-day period ending on the fifth business day prior to the Effective Time (the "Average Closing Price") (such total per share purchase price being referred to herein as the "Acquisition Price" and such total per share cash amount being referred to herein as the "Cash Distribution"), or (ii) the number of whole and fractional shares of VFSC Common Stock, rounded to the nearest ten-thousandth of a share, equal to the number obtained by dividing the Acquisition Price by the Average Closing Price (such number being referred to herein as the "Exchange Ratio" or the "Stock Distribution" and, together with the Cash Distribution, as the "Merger Consideration").

--------------------------------------------------------------------------------

However, if the Average Closing Price is greater than or equal to $39.96 per share, the Acquisition Price shall equal $26.83, and if the Average Closing Price is less than or equal to $29.54 per share but greater than or equal to $26.06 per share, the Acquisition Price shall equal $21.72. If the Average Closing Price is less than $26.06, the Acquisition Price shall equal the sum of
(x) $7.25 and (y) the product of 0.5553 times the Average Closing Price.


     If the Average Closing Price is less than $26.06 per share, then Eastern shall have the right to terminate the Merger Agreement, unless VFSC elects, in its sole discretion, to adopt $21.72 as the Acquisition Price (the "Adjusted Acquisition Price"). In determining whether to elect to terminate the Merger Agreement in these circumstances, Eastern will, consistent with its fiduciary duties, take into account all relevant facts and circumstances existing at the time, including without limitation: whether it believes that VFSC is prepared to
(i) adopt $21.72 as the Acquisition Price, (ii) acquiesce in the termination of the Merger or (iii) seek to negotiate for a lesser increase in the Acquisition Price; the market for bank and thrift stocks in general; and the relative value of the Eastern Common Stock in the market and the advice of its financial advisors and legal counsel. By approving the Merger Agreement, the Eastern stockholders would be permitting the Eastern Board to determine, in the exercise of its fiduciary duties, to proceed with the Merger even if the Average Closing Price of the VFSC Common Stock during the pricing period were less than $26.06 per share.

     The total amount of the Cash Distribution to be made to all holders of shares of Eastern Common Stock will equal the product of $7.25 times the number of shares of Eastern Common Stock outstanding at the Effective Time (which product is currently estimated at $26.6 million). The balance of the Merger Consideration will consist of shares of VFSC Common Stock; if the Average Closing Price is between $29.54 and $39.96 per share, Eastern's stockholders will receive approximately 1.8 million shares of VFSC Common Stock, or approximately 28.1% of all shares outstanding upon consummation of the Merger and, if the Average Closing Price is less than $29.54, they will receive an increasing number of shares, up to approximately 2.0 million shares of VFSC Common Stock, or approximately 30.7% of all shares outstanding upon consummation of the Merger, if the Average Closing Price is $26.06 per share. Each holder of shares of Eastern Common Stock may, by means of an election form that will be mailed following the Special Meetings, elect to receive, with respect to some or all of such holder's shares of Eastern Common Stock, shares of VFSC Common Stock or cash, or may make no election. Any election may be revoked or changed by the person submitting such form, provided such notice is timely received. See "THE MERGER -- Election Procedures."

     Because the aggregate amount of cash and the aggregate number of shares of VFSC Common Stock are determined in accordance with the formula set forth in the Merger Agreement and will be allocated among Eastern's stockholders pursuant to the election and allocation procedures described herein, the extent to which individual elections to receive cash or VFSC Common Stock can be accommodated will depend upon the number of Eastern stockholders who elect to receive cash or VFSC Common Stock or who make no election. The Merger Agreement provides that, if necessary, elections to receive cash (or stock) will be subject to proration, ratably with all similar elections, if sufficient cash (or stock) is not available to accommodate fully all such elections. No prediction can be made as to the election that any Eastern stockholder may make and, consequently, no assurance can be given that an election by any given holder of Eastern Common Stock will be honored with respect to any or all shares of Eastern Common Stock held by such holder, or that holders will receive their requested form or mix of consideration.

     For example, pursuant to the Merger Agreement, if holders of Eastern Common Stock in the aggregate elect to receive fewer shares of VFSC Common Stock and more cash than is available to be issued and paid under the formula, then shares of VFSC Common Stock will be distributed first to those holders who had elected to receive only VFSC Common Stock and then to holders who had made no election. If shares of VFSC Common Stock still remain following such distributions, then such shares will be allocated ratably among the holders who had elected to receive only cash. Conversely, if holders of Eastern Common Stock elect to receive in the aggregate more shares of VFSC Common Stock than are available under the formula, then cash will be distributed first to those holders who had elected to receive only cash and then to holders who had made no election. If cash still remains following such distributions, then such cash and the shares of VFSC Common Stock will be allocated ratably among holders who had elected to receive VFSC Common Stock.

--------------------------------------------------------------------------------


     Holders of Eastern Common Stock who do not submit properly completed election forms by 5:00 p.m., Eastern standard time, on the 15th calendar day following, but not including, the mailing date of the election forms will be deemed to have made no election as to whether they receive VFSC Common Stock or cash in the Merger. Such persons will be allocated cash or shares of VFSC Common Stock based on the effect of valid elections on the amount of cash and number of shares of VFSC Common Stock available under the allocation formula. Because the deadline for return of the election forms will occur prior to the end of the valuation period, the Average Closing Price will not be determined by the time holders of Eastern Common Stock will be required to submit their election forms. See "THE MERGER -- Election Procedures." In the event a holder of Eastern Common Stock receives both VFSC Common Stock and cash (other than cash for fractional shares), the receipt of such cash could be subject to tax as a dividend. See "THE MERGER -- Certain Federal Income Tax Consequences."


--------------------------------------------------------------------------------

          TABULAR AND GRAPHIC ILLUSTRATION OF THE MERGER CONSIDERATION
                       AT VARIOUS AVERAGE CLOSING PRICES

     The table below shows the Merger Consideration corresponding to various possible values of the Acquisition Price and Adjusted Acquisition Price, respectively. If the Average Closing Price is less than $26.06 and VFSC in its sole discretion so elects, the Merger Consideration will be based on the Adjusted Acquisition Price of $21.72. The Merger Consideration will be in the form of the Cash Distribution per share of Eastern Common Stock or the Stock Distribution of the number of shares of VFSC Common Stock to be exchanged for each share of Eastern Common Stock.

     There can be no assurance as to what the Average Closing Price will be or what the value of the Merger Consideration will be at or following the Effective Time. The table and graph below are intended as illustrative examples only. This illustration is qualified in its entirety by reference to the Merger Agreement. The highest and lowest Average Closing Prices depicted in the illustration are not intended to suggest that the Average Closing Price, when computed, will not be higher or lower than these respective values.


     As shown below, if the Average Closing Price were to be $41.625, the closing price of VFSC Common Stock on March 27, 1997, the Acquisition Price would be $26.83; an Eastern Stockholder receiving all cash would receive $26.83 per share of Eastern Common Stock, and an Eastern Stockholder receiving all stock would receive 0.6446 shares of VFSC Common Stock per share of Eastern Common Stock.


                                          MERGER CONSIDERATION
                                          (PAYABLE IN CASH OR
                                               IN STOCK)
   AVERAGE                           ------------------------------
CLOSING PRICE      ACQUISITION                            STOCK
  (OF VFSC          PRICE (PER           CASH         DISTRIBUTION
   SHARES)        EASTERN SHARE)     DISTRIBUTION     (VFSC SHARES)
-------------     --------------     ------------     -------------
   $44.000           $26.8300          $26.8300           0.6098
    42.000            26.8300           26.8300           0.6388
    41.625            26.8300           26.8300           0.6446

 ................................................................................

    40.000            26.8300           26.8300           0.6708
    39.960            26.8300           26.8300           0.6714

 ................................................................................


    38.000            25.8700           25.8700           0.6808
    36.000            24.8900           24.8900           0.6914
    34.000            23.9100           23.9100           0.7032
    32.000            22.9300           22.9300           0.7166
    30.000            21.9500           21.9500           0.7317


 ................................................................................

    29.540            21.7200           21.7200           0.7353
    28.000            21.7200           21.7200           0.7757
    26.060            21.7200           21.7200           0.8335


          If Eastern elects to terminate the Merger
   but VFSC elects to keep the Merger Agreement in effect:
--------------------------------------------------------------
                                  MERGER CONSIDERATION
                                   (PAYABLE IN CASH OR
                                        IN STOCK)
       ADJUSTED            -----------------------------------
ACQUISITION PRICE (PER         CASH         STOCK DISTRIBUTION
    EASTERN SHARE)         DISTRIBUTION       (VFSC SHARES)
----------------------     ------------     ------------------

 ................................................................................

    26.000            21.6878           21.6878           0.8341                       $21.7200              $21.7200
    24.000            20.5772           20.5772           0.8574                        21.7200               21.7200
    22.000            19.4666           19.4666           0.8848                        21.7200               21.7200

    26.000           0.8354
    24.000           0.9050
    22.000           0.9873


--------------------------------------------------------------------------------

Graph showing range of values of merger consideration per share of target company's stock as determined by price of acquiring company's stock, with example of value based on March 27, 1997 price of acquiring company's stock.

     Because the tax consequences of receiving cash or VFSC Common Stock will differ, holders of Eastern Common Stock are urged to read carefully the information set forth under the caption "THE MERGER -- Certain Federal Income Tax Consequences."

THE SPECIAL MEETINGS

     At the Special Meetings, the stockholders of Eastern and VFSC will consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby.


     The VFSC Meeting will be held on May 30, 1997 at 10:00 a.m. at the Holiday Inn, Rutland, Vermont.

     The Eastern Meeting will be held on May 30, 1997 at 10:00 a.m. at the Portsmouth Courtyard by Marriott, Portsmouth, New Hampshire.


RECORD DATE AND VOTE REQUIRED


     VFSC. The VFSC Board has fixed the close of business on April 2, 1997 as the record date (the "VFSC Record Date") for determination of stockholders entitled to notice of and to vote at the VFSC Meeting and any adjournments or postponements thereof. The Merger Agreement and the transactions contemplated thereby must be approved by the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of VFSC Common Stock. Proxies may be revoked by filing a written notice of revocation, submitting a subsequently executed proxy or attending the VFSC Meeting and voting in person. See "THE SPECIAL MEETINGS -- Required Vote at VFSC Meeting." Stockholders of VFSC are entitled to one vote at the VFSC Meeting for each share of VFSC Common Stock held of record at the close of business on the VFSC Record Date. At the close of business on the VFSC Record Date, 4,606,728 shares of VFSC Common Stock were outstanding and entitled to vote, of which approximately 297,841 shares, or 6.5%, were held by directors and executive officers of VFSC and their respective affiliates. See "THE SPECIAL MEETINGS -- Record Date, Quorum and Voting for VFSC Meeting."

     Eastern. The Eastern Board has fixed the close of business on April 2, 1997 as the record date (the "Eastern Record Date") for determination of stockholders entitled to notice of and to vote at the Eastern Meeting and any adjournments or postponements thereof. The affirmative vote of the holders of at least two-thirds of the outstanding shares of Eastern Common Stock entitled to vote is required to approve and adopt the Merger Agreement and the transactions contemplated thereby. Proxies may be revoked by filing a written notice of revocation, submitting a subsequently executed proxy or attending the Eastern Meeting and voting in person. See "THE SPECIAL MEETINGS -- Required Vote at Eastern Meeting." Stockholders of Eastern are entitled to one vote at the Eastern Meeting for each share of Eastern Common Stock held of record at the close of business on the Eastern Record Date. At the close of business on the Eastern Record Date, 3,673,834 shares of Eastern Common Stock were outstanding and entitled to vote, of which approximately 469,540 shares, or approximately 12.8%, were beneficially owned by directors and executive officers of Eastern and their respective affiliates. See "THE SPECIAL MEETINGS -- Record Date, Quorum and Voting for Eastern Meeting" and "-- Beneficial Ownership of Eastern Common Stock."

     Certain Eastern directors, who beneficially own in the aggregate 465,488 shares on the Eastern Record Date, representing approximately 12.7% of the shares of Eastern Common Stock issued and outstanding on the Eastern Record Date, have entered into a letter agreement with VFSC dated as of November 13, 1996 (the "Stockholders Agreement") to vote their shares of Eastern Common Stock in favor of the Merger Agreement. See "THE SPECIAL MEETINGS -- Beneficial Ownership of Eastern Common Stock" and "THE MERGER -- Stockholders Agreement."


MANAGEMENT AND OPERATIONS AFTER THE MERGER


     The Merger will become effective on the Closing Date and at the Effective Time as set forth in a Certificate of Merger to be filed with the Secretary of State of the State of Delaware. The directors and officers of VFSC will continue to serve in such offices after the Effective Time. However, the size of the VFSC Board will be increased, and three members of the current Eastern Board will be designated by VFSC to serve as members of the VFSC Board. VFSC has not yet designated the members of the Eastern Board who will serve on the VFSC Board.


RECOMMENDATION OF THE BOARDS OF DIRECTORS AND REASONS FOR THE MERGER

     THE BOARDS OF DIRECTORS OF VFSC AND EASTERN EACH UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND EACH UNANIMOUSLY RECOMMENDS APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY.

     Eastern. The Eastern Board has determined the Merger to be fair to and in the best interests of Eastern and its stockholders and has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger. Accordingly, the Board unanimously recommends that stockholders vote "for" approval of the Merger Agreement.

     In the course of reaching its decision to enter into the Merger Agreement with VFSC, the Eastern Board consulted with its advisors and considered a number of factors, including without limitation, the following: (i) its belief that the Merger represents an attractive strategic alternative to Eastern for enhancing stockholder value; (ii) the presentation and opinion of its financial advisor, McConnell, Budd & Downes, Inc. ("MB&D"), as to the fairness from a financial point of view of the Merger Consideration to Eastern and its stockholders; and
(iii) a number of factors relating to Eastern, VFSC and Eastern's stockholders. See "THE MERGER -- Background of the Merger," and "-- Recommendation of the Eastern Board and Reasons for the Merger" for a discussion of the reasons for the Eastern Board's recommendation to approve the Merger Agreement and the transactions contemplated thereby.

     VFSC. The VFSC Board believes that the terms of the Merger Agreement and the transactions contemplated thereby are in the best interests of its stockholders and recommends that its stockholders vote FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby.

     In reaching its determination, the VFSC Board considered the following factors: (i) the opportunity for VFSC to expand and strengthen its existing franchise in Vermont and to establish a presence in the attractive market of southeastern New Hampshire; (ii) the opportunity for cost savings arising from Eastern's existing presence in Vermont; (iii) cross-selling opportunities provided by Eastern's customer base; and (iv) the opinion of its financial advisor, Tucker Anthony Incorporated ("Tucker Anthony"), that, subject to certain assumptions, the consideration to be paid by VFSC to Eastern's stockholders was fair to the stockholders of VFSC, from a financial point of view.

OPINIONS OF FINANCIAL ADVISORS

     Eastern. MB&D has delivered to the Eastern Board its written opinion dated the date of this Joint Proxy Statement-Prospectus that, in its opinion, the consideration to be received in the Merger is fair, from a financial point of view, to the stockholders of Eastern. The full text of MB&D's opinion as of the date of this Joint Proxy Statement-Prospectus, which describes the procedures followed, assumptions made, limitations on the review undertaken and other matters in connection with rendering such opinion, is set forth in Appendix B attached hereto. Stockholders of Eastern are urged to read this opinion in its entirety. MB&D's opinion is directed only to the consideration to be received in the Merger and does not constitute a recommendation to Eastern stockholders as to how they should vote at the Eastern Meeting.

     VFSC. Tucker Anthony has delivered to the VFSC Board its written opinions dated November 13, 1996 and the date of this Joint Proxy Statement-Prospectus that the consideration to be paid in the Merger is fair, from a financial point of view, to the stockholders of VFSC. The full text of Tucker Anthony's opinion as of the date of this Joint Proxy Statement-Prospectus, which sets forth assumptions made, matters considered and limits on the review undertaken by it, is attached hereto as Appendix C. Stockholders of VFSC are urged to read this opinion in its entirety. Tucker Anthony's opinions are directed only to the consideration to be paid in the Merger and do not constitute a recommendation to VFSC stockholders as to how they should vote at the VFSC Meeting.

     See "THE MERGER -- Background of the Merger," "-- Opinions of Financial Advisors" and Appendix B and Appendix C to this Joint Proxy
Statement-Prospectus.

NO SOLICITATION

     Eastern has also agreed that neither it nor Vermont Federal will encourage, solicit, initiate or, subject to the fiduciary obligations of the Eastern Board (as advised by outside counsel), participate in any discussions or negotiations with, or provide information to, any other party concerning any merger, tender offer, sale of substantial assets, sale of shares of capital stock or debt securities or similar transaction involving Eastern or any of its subsidiaries (any of the foregoing being referred to as an "Acquisition Transaction"), except that Eastern may communicate or disclose certain information to its stockholders pursuant to applicable securities or other law. Eastern has also agreed that it will immediately communicate to VFSC the terms of any proposal, discussion, negotiation or inquiry relating to an Acquisition Transaction and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction or its receipt of any request for information from any governmental agency or authority with respect to a proposed Acquisition Transaction. See "THE MERGER -- No Solicitation."

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     Pursuant to the Merger Agreement, VFSC has, subject to certain limitations, agreed to indemnify, defend and hold harmless each present and past director, officer and employee of Eastern against certain claims and related expenses and liabilities. VFSC has also agreed to maintain for six years the directors' and officers' liability insurance maintained by Eastern prior to the Effective Time (or provide an appropriate substitute therefor), but VFSC is not required to expend more than $207,000 for such insurance coverage. VFSC is also required to designate three members of the current Eastern Board to serve on the VFSC Board after the Merger is consummated. VFSC has not yet designated the members of the Eastern Board who will serve on the VFSC Board.

     Certain members of Eastern's management and of the Eastern Board have certain arrangements, including certain benefits under existing employment agreements and severance and benefit plans, which are likely to be triggered in connection with the Merger resulting in cash severance payments of approximately $1.9 million in the aggregate. In addition, at the Effective Time, certain options granted to one executive officer of Eastern to purchase 1,200 shares of Eastern Common Stock will become immediately exercisable in full pursuant to the accelerated vesting provisions contained in the agreements under which such options were granted. Such options have an aggregate value (based on the difference between their exercise price and the $24.875 per share closing price of Eastern Common Stock on March 27, 1997) of approximately $16,000; the aggregate value, on such basis, of all vested options held by executive officers of Eastern is approximately $3.9 million. See "THE MERGER -- Interests of Certain Persons in the Merger."


EMPLOYMENT MATTERS

     VFSC is not obligated to employ any person who is employed by Eastern immediately prior to the Effective Time. Following the Effective Time, VFSC will, or will cause its subsidiaries to, honor in accordance with their terms all employment, severance and other compensation contracts between Eastern or any subsidiary thereof and any director, officer or employee thereof, and all provisions for benefits or other amounts earned or accrued through the Effective Time under Eastern's pension or benefit plans. VFSC has agreed to provide those persons who are employees of Eastern or any subsidiary of Eastern at the Effective Time and who are thereafter employed by VFSC or a subsidiary of VFSC with the benefits maintained by VFSC and its affiliates from time to time for the benefit of their employees similarly situated. VFSC will cause each plan, program or arrangement included among the benefits of VFSC to be provided after the Effective Time (other than VFSC's defined benefit pension plan) to treat the prior service of each such employee with Eastern or its affiliates, to the extent such prior service is recognized under the comparable plan, program or arrangement of Eastern, as service rendered to VFSC or its affiliate, as the case may be, for purposes of eligibility to participate, vesting, and eligibility for special benefits under each such plan, program or arrangement of VFSC, but not in any case for benefit accrual attributable to any period before the Effective

Time. Any employee of Eastern or any subsidiary of Eastern who becomes an employee of VFSC or any subsidiary of VFSC immediately following the Effective Time who is not otherwise covered by an employment, severance or other compensation agreement and who has been identified by VFSC within the first six months from and after the Closing Date as an employee whose employment is terminated as a result of VFSC's consolidation and/or cost-saving efforts in connection with the Merger following the Effective Time, will be entitled to receive from and after the date of such employee's termination of employment certain salary continuation payments based on the length of the employee's employment by Eastern. See "THE MERGER -- Employment Obligations."

CONDITIONS TO CONSUMMATION OF THE MERGER; TERMINATION

     Conditions to the Merger. The obligations of VFSC and Eastern to consummate the Merger are subject to various conditions, including, but not limited to, obtaining requisite stockholder, regulatory and third-party approvals, the absence of breaches of representations and warranties by the other party, authorization for listing (subject to official notice of issuance) on the Nasdaq NM of the additional shares of VFSC Common Stock to be issued in connection with the Merger, and the receipt by each of VFSC and Eastern of an opinion of counsel with respect to certain federal income tax consequences of the Merger. In addition, it is a condition to the obligations of VFSC to consummate the Merger that none of the requisite regulatory approvals pertaining to the Merger impose any term, condition or restriction upon VFSC or its subsidiaries after the Merger that, in VFSC's reasonable business judgment, would be burdensome in the context of the transactions contemplated by the Merger Agreement. It is also a condition to the obligations of each party that, since the date of the end of the other party's most recent fiscal year, there will have been no material adverse change in the financial condition, results of operations, business, assets or prospects of the other party. Finally, it is a condition of VFSC's obligations to effect the Merger that the number of shares of Eastern Common Stock held by persons dissenting from the Merger and electing statutory appraisal rights shall not exceed 20% of the issued and outstanding shares of Eastern Common Stock. See "THE MERGER -- Conditions to Consummation of the Merger."

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual consent of VFSC and Eastern, or by either party if: (i) a requisite regulatory approval of the Merger is denied and such denial becomes final and nonappealable or the requisite approval of the other party's stockholders is not obtained; (ii) the Merger is not consummated on or before November 30, 1997, unless the failure to consummate the Merger is due to the failure of the party seeking to terminate the Merger Agreement to perform its obligations thereunder; or (iii) the other party materially breaches its obligations under the Merger Agreement or the Stock Option Agreement (as defined below) and fails to cure such breach within 30 days after notice of such breach.


     The Merger Agreement may also be terminated at Eastern's election if the Average Closing Price of VFSC Stock is less than $26.06 per share, unless VFSC elects to adjust upward the consideration payable to holders of Eastern Common Stock. Reference is made to the Merger Agreement for a description of additional termination provisions contained therein. See "THE MERGER -- Termination."


AMENDMENT AND WAIVER OF THE MERGER AGREEMENT; EXTENSIONS


     At any time prior to the consummation of the Merger or termination of the Merger Agreement, the parties may amend the Merger Agreement, extend the time for performance of any obligations or waive any inaccuracies in representations and warranties or compliance with any conditions; provided, that stockholder approval shall be necessary to amend the Merger Agreement to change the amount or form of the consideration to be paid in the Merger. See "THE
MERGER -- Amendment, Extension and Waiver."


REGULATORY APPROVALS


     The Merger is subject to prior approval by the Federal Reserve Board in accordance with the requirements of Section 4(c)(8) of the BHC Act and applicable regulations of the Federal Reserve Board and the Massachusetts Board of Bank Incorporation (the "MBBI") under Chapter 167A of the Massachusetts

--------------------------------------------------------------------------------


General Laws. Prior notices of the Merger have also been filed with the Vermont Department of Banking, Insurance, Securities and Health Care Administration (the "Vermont Department"), the United States Department of Justice ("Department of Justice") and the Federal Trade Commission (the "FTC"). There can be no assurance that the Merger will be approved by the Federal Reserve Board, the MBBI or any other applicable regulatory agency or body. If such approvals are received, there can be no assurance as to the date of such approvals or the absence of any litigation challenging any such approval. The Merger will not occur until all regulatory approvals, notices or other filings required to consummate the Merger have been obtained or made and are in full force and effect, and any statutory waiting periods in respect thereof have expired. While it is not a condition to the Merger, VFSC also intends to merge Vermont Federal into VNB as soon as practicable following the completion of the Merger, which will require certain additional regulatory filings and approvals. See "THE MERGER -- Requisite Regulatory Approvals."


CERTAIN FEDERAL INCOME TAX AND ACCOUNTING CONSEQUENCES

     Neither VFSC nor Eastern has requested or will receive an advance ruling from the Internal Revenue Service as to the tax consequences of the Merger. The respective obligations of VFSC and Eastern to effect the Merger are conditioned upon receipt of opinions dated as of the Closing Date of their respective counsel, substantially to the effect that, for federal income tax purposes, the Merger constitutes a reorganization within the meaning of section 368 of the Internal Revenue Code of 1986, as amended (the "Code") (noting, however, that the nontaxability to the stockholders of Eastern resulting from such reorganization does not extend to cash received as part of the Merger Consideration, cash in lieu of a fractional share interest in VFSC Common Stock or cash received by dissenting stockholders, if any).

     It is intended that the Merger will constitute a tax-free reorganization and that no gain or loss will be recognized by VFSC, Eastern or Vermont Federal and that no gain or loss will be recognized by Eastern stockholders with respect to their receipt of VFSC Common Stock in exchange for their shares of Eastern Common Stock. The receipt of cash by Eastern stockholders in exchange for shares of Eastern Common Stock, in lieu of fractional shares of VFSC Common Stock or as a dissenting stockholder will be taxable to the extent of any taxable gain realized upon such receipt of cash.

     Stockholders of Eastern should consult their own tax advisors as to the tax consequences of the Merger under federal, state, local or any other applicable law. See "THE MERGER -- Certain Federal Income Tax Consequences."

     It is intended that the Merger will be accounted for by VFSC as a purchase. See "THE MERGER -- Accounting Treatment."

STOCK OPTION AGREEMENT


     As a condition to, and in consideration for entering into, the Merger Agreement, Eastern entered into an agreement dated November 13, 1996 (the "Stock Option Agreement"), pursuant to which it granted VFSC an option to purchase up to 732,425 shares of Eastern Common Stock (the "Option Shares") at an exercise price of $21.00 per share (the "Option"). The Option is exercisable only upon the occurrence of certain events after execution of the Merger Agreement as set forth in the Stock Option Agreement, none of which has occurred as of the date hereof. In the event that VFSC's rights to purchase the Option Shares become exercisable under the Stock Option Agreement, VFSC is also entitled under the Merger Agreement to receive a fee of up to $1 million. See "THE MERGER -- Stock Option Agreement" and "-- Termination." The Stock Option Agreement and such fee are intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement and may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all of or a significant interest in Eastern from considering or proposing such an acquisition.


APPRAISAL RIGHTS AND DISSENTING EASTERN STOCKHOLDERS

     Holders of Eastern Common Stock who do not vote to approve and adopt the Merger Agreement and who comply with the requirements of Section 262 of the Delaware General Corporation Law (the "DGCL")

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

will be entitled to dissenters' rights under Delaware law. A copy of Section 262 of the DGCL is attached to this Joint Proxy Statement-Prospectus as Appendix D. Holders of VFSC Common Stock do not have appraisal rights with respect to the Merger. See "THE SPECIAL MEETINGS -- Appraisal Rights and Dissenting Eastern Stockholders" and "COMPARISON OF RIGHTS OF HOLDERS OF EASTERN COMMON STOCK AND VFSC COMMON STOCK -- Appraisal Rights."

CERTAIN DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS

     The rights of stockholders of Eastern are currently governed by the DGCL, Eastern's Restated Certificate of Incorporation, as amended (the "Eastern Certificate"), and Eastern's by-laws, as amended (the "Eastern By-laws"). Upon consummation of the Merger, Eastern stockholders who do not receive all cash in the Merger will automatically become stockholders of VFSC, and their rights will be governed by the DGCL, VFSC's Certificate of Incorporation (the "VFSC Certificate") and VFSC's by-laws (the "VFSC By-laws"). See "COMPARISON OF RIGHTS OF HOLDERS OF EASTERN COMMON STOCK AND VFSC COMMON STOCK."

MARKET PRICES AND DIVIDEND DATA

     VFSC Common Stock and Eastern Common Stock are both listed for trading on the Nasdaq NM.

     The following table sets forth, for the periods indicated, the range of high and low asked and bid prices per share for VFSC Common Stock and Eastern Common Stock on the Nasdaq NM as reported on the Lexis-Nexis IDD Information Services, Tradeline quotation service. Such prices are approximate and reflect inter-dealer prices, without retail markup, markdown or commission, and may not necessarily reflect actual transactions. The table also sets forth, for the periods indicated, the quarterly cash dividends per share paid by VFSC and Eastern, respectively, on such shares. All per share information with respect to Eastern Common Stock has been adjusted to reflect Eastern's June 19, 1996 three-for-two stock split paid to stockholders of record as of June 5, 1996.


                                                                                     CASH DIVIDENDS
                                              VFSC                 EASTERN            PER SHARE OF
                                          COMMON STOCK          COMMON STOCK          COMMON STOCK
                                        -----------------     -----------------     -----------------
            QUARTER ENDED                HIGH       LOW        HIGH       LOW       VFSC      EASTERN
--------------------------------------  ------     ------     ------     ------     -----     -------
1994
  March 31............................  $19.25     $16.25     $12.33     $10.42     $0.10      $0.03
  June 30.............................   20.00      16.50      15.67      10.25      0.12       0.03
  September 30........................   24.25      19.00      16.33      13.33      0.15       0.03
  December 31.........................   22.25      19.75      14.83      10.83      0.17       0.03
1995
  March 31............................   23.50      20.75      14.33      12.50      0.20       0.07
  June 30.............................   27.25      21.75      15.00      12.33      0.20       0.07
  September 30........................   30.88      26.00      16.00      14.17      0.22       0.08
  December 31.........................   35.00      29.50      19.67      14.67      0.25       0.11
1996
  March 31............................   35.00      31.50      17.50      15.67      0.25       0.12
  June 30.............................   34.00      31.00      17.67      15.17      0.27       0.12
  September 30........................   35.13      31.25      22.25      16.00      0.27       0.14
  December 31.........................   36.50      34.25      24.00      20.00      0.27       0.14
1997
  through March 27....................   45.00      35.25      26.00      22.75      0.30       0.16



     On January 9, 1997, VFSC announced a first quarter dividend of $0.30 per share, payable on February 25, 1997 to stockholders of record as of January 24, 1997. On January 23, 1997, Eastern announced a first quarter dividend of $0.16 per share, payable on February 19, 1997 to stockholders of record as of February 5, 1997. See "RECENT DEVELOPMENTS."


--------------------------------------------------------------------------------

     The following table sets forth the last reported bid prices per share of VFSC Common Stock and Eastern Common Stock, reported as described above, on November 12, 1996, the last trading day before the announcement of the Merger Agreement, and on March 27, 1997, the latest practicable trading day before the printing of this Joint Proxy Statement-Prospectus, and equivalent per share prices for Eastern Common Stock based on the VFSC Common Stock prices using assumed Exchange Ratios of 0.69 and 0.6446, respectively, as of such dates. See
Note 1 to "COMPARATIVE UNAUDITED PER SHARE DATA."

                                                           VFSC           EASTERN         EASTERN
                                                       COMMON STOCK     COMMON STOCK     PRO FORMA
                                                          PRICE            PRICE         EQUIVALENT
                                                       ------------     ------------     ---------
November 12, 1996....................................     $36.50           $22.00         $ 25.14
March 27, 1997.......................................     41.625           24.875         $ 26.83

     On March 27, 1997, there were approximately 2,500 holders of record of VFSC Common Stock and approximately 1,100 holders of record of Eastern Common Stock.


     HOLDERS OF EASTERN COMMON STOCK ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR VFSC COMMON STOCK AND EASTERN COMMON STOCK IN CONNECTION WITH VOTING THEIR SHARES AND MAKING ELECTIONS TO RECEIVE SHARES OF VFSC COMMON STOCK AND/OR CASH DURING THE ELECTION PERIOD.

                            SELECTED FINANCIAL DATA


     The following tables set forth (i) consolidated historical summary financial data for the periods and as of the dates indicated for VFSC and its consolidated subsidiaries and for Eastern and its consolidated subsidiaries and
(ii) pro forma combined summary financial data for the periods and as of the dates indicated, giving effect to the Merger as if it had been consummated on January 1, 1995 for income statement information and on December 31, 1996 for balance sheet information. Pro forma adjustments made to arrive at the pro forma combined amounts are based on the purchase method of accounting and a preliminary allocation of the purchase price. However, changes to the adjustments included in the pro forma combined financial information set forth below are expected as evaluations of assets and liabilities are completed and additional information becomes available. Accordingly, the final pro forma combined amounts will differ from those set forth below.


     The following information should be read in conjunction with and is qualified in its entirety by the consolidated financial statements and accompanying notes of VFSC included in the documents described under "INFORMATION INCORPORATED BY REFERENCE," the selected consolidated financial statements and accompanying notes of Eastern contained in the form of Annual Report to Stockholders for the fiscal year ended September 30, 1996 accompanying this Joint Proxy-Prospectus and the pro forma combined financial statements and accompanying discussion and notes set forth under "PRO FORMA COMBINED FINANCIAL DATA."

     The combined company expects to realize benefits from the Merger, including operating cost savings and revenue enhancements. The pro forma earnings, which do not reflect any direct costs, potential savings or revenue enhancements that are expected to result from the consolidation of operations of VFSC and Eastern, are not indicative of the results of future operations. No assurances can be given with respect to the actual amount of expense savings or revenue enhancements that may be realized, if any. The pro forma combined summary financial data are intended for informational purposes and are not necessarily indicative of the future financial position or future results of operations of the combined company or of the financial position or the results of operations of the combined company that would have actually occurred had the Merger been in effect as of the date or for the periods presented.

                   SELECTED HISTORICAL FINANCIAL DATA OF VFSC


                                                                       AT OR FOR THE
                                                                  YEARS ENDED DECEMBER 31,
                                             ------------------------------------------------------------------
                                                1996          1995          1994          1993          1992
                                             ----------    ----------    ----------    ----------    ----------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS:
Interest income...........................   $   98,105    $   96,457    $   84,391    $   82,142    $   88,265
Interest expense..........................       41,351        41,969        33,293        31,361        41,164
                                             -----------   -----------   -----------   -----------   -----------
  Net interest income.....................       56,754        54,488        51,098        50,781        47,101
Provision for loan losses.................        3,350         3,900         4,000         5,053         9,430
                                             -----------   -----------   -----------   -----------   -----------
  Net interest income after provision for
    loan losses...........................       53,404        50,588        47,098        45,728        37,671
Other operating income....................       19,161        17,549        16,692        17,348        15,223
Other operating expense...................       47,411        45,999        46,763        52,459        45,384
                                             -----------   -----------   -----------   -----------   -----------
  Income before income taxes..............       25,154        22,138        17,027        10,617         7,510
Applicable income tax expense.............        8,539         7,241         5,159         3,386         2,436
                                             -----------   -----------   -----------   -----------   -----------
  Net income..............................   $   16,615    $   14,897    $   11,868    $    7,231    $    5,074
                                             ===========   ===========   ===========   ===========   ===========
BALANCE SHEET DATA:
Total assets..............................   $1,312,981    $1,246,669    $1,205,421    $1,158,101    $1,124,578
Loans, net of unearned income.............      910,436       893,470       911,503       872,441       856,768
Securities available for sale.............      291,120       249,682       173,865       184,400       149,487
Total deposits............................    1,083,258     1,033,957     1,012,869       967,582       941,882
Stockholders' equity......................      119,717       111,833        90,457        91,027        83,484
PER SHARE DATA:
Net Income, primary and fully diluted.....   $     3.45    $     3.10    $     2.51    $     1.54    $     1.08
Total cash dividends declared.............         1.06          0.87          0.54          0.24          0.13
Tangible book value at period end, fully
  diluted(1)..............................        23.73         22.47         18.36         18.61         17.00
Average primary shares outstanding........    4,817,324     4,807,553     4,735,480     4,710,228     4,686,116
SELECTED FINANCIAL RATIOS:
Return on average total assets(2).........         1.31%         1.23%         1.00%         0.64%         0.46%
Return on average stockholders'
  equity(3)...............................        14.51         14.69         13.23          8.36          6.31
Net interest margin (4)...................         4.93          4.92          4.74          4.97          4.72
Cash dividends as a percentage of earnings
  per share...............................           31            28            22            16            12
Average stockholders' equity to average
  assets..................................         9.19          8.69          7.97          7.67          7.32
Core (leverage) capital ratio at period
  end(5)..................................         8.49          8.77          7.26          7.59          7.11
Total risk-based capital ratio at period
  end(6)..................................        15.09         14.67         13.03         12.06         11.11
Allowance for loan losses to period end
  loans, net of unearned income...........         1.50          1.65          1.78          2.04          2.46
Nonperforming assets to period end loans,
  plus other real estate owed(7)..........         1.01          1.67          2.32          3.64          5.71
Net charge-offs to average net loans......         0.49          0.59          0.62          0.95          0.90


---------------
(1) Equal to stockholders' equity less intangibles divided by fully diluted end of period shares outstanding.
(2) Based on average total assets after adjustment for securities available for sale.
(3) Based on average total equity after adjustment for securities available for sale.
(4) Net interest income stated on a fully taxable equivalent basis divided by average earning assets.
(5) Equal to stockholders' equity less intangibles divided by total assets less intangibles.
(6) Equal to stockholders' equity less intangibles plus the allowable portion of the allowance for loan losses divided by total risk weighted assets.
(7) Nonperforming assets include nonaccrual loans, restructured loans and other real estate owned.

                 SELECTED HISTORICAL FINANCIAL DATA OF EASTERN


                                         AT OR FOR THE THREE
                                             MONTHS ENDED                               AT OR FOR THE
                                         DECEMBER 31,                             YEARS ENDED SEPTEMBER 30,
                                         --------------------    -----------------------------------------------------------
                                           1996        1995        1996        1995         1994         1993         1992
                                         --------    --------    --------    --------     --------     --------     --------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS:
Interest income........................  $ 15,881    $ 15,476    $ 61,273    $ 60,098     $ 51,546     $ 49,066     $ 49,898
Interest expense.......................     8,153       8,574      32,340      32,218       25,613       25,881       30,427
                                         --------    --------    --------    --------     --------     --------     --------
  Net interest income..................     7,728       6,902      28,933      27,880       25,933       23,185       19,471
Provision for loan losses..............       145         435         895       1,822          797        1,330        2,118
                                         --------    --------    --------    --------     --------     --------     --------
  Net interest income after provision
    for loan losses....................     7,583       6,467      28,038      26,058       25,136       21,855       17,353
Other operating income.................     2,606       3,069      11,273      10,017        8,022        8,208        8,345
Other operating expense................     7,956       7,193      33,952      29,533       27,192       26,471       24,168
                                         --------    --------    --------    --------     --------     --------     --------
  Income before income taxes...........     2,233       2,343       5,359       6,542        5,966        3,592        1,530
Applicable income tax expense..........       812         856       2,055       2,347        2,307          878          513
Cumulative effect of accounting
  change...............................        --          --          --          --           --        1,000           --
                                         --------    --------    --------    --------     --------     --------     --------
  Net income...........................  $  1,421    $  1,487    $  3,304    $  4,195     $  3,659     $  3,714     $  1,017
                                         ========    ========    ========    ========     ========     ========     ========
BALANCE SHEET DATA AT YEAR END:
Total assets...........................  $866,018    $831,775    $868,678    $846,085     $819,236     $776,504     $739,263
Loans, net of unearned income..........   496,852     450,312     491,644     457,614      422,577      422,024      427,376
Investment and mortgage-backed
  securities available for sale........     9,997      16,743           9       4,177        3,878      162,912            7
Securities held to maturity............   276,909     254,595     293,649     312,392      319,102      106,999      227,584
Total deposits.........................   627,217     619,048     641,286     616,350      584,389      571,954      573,183
Stockholders' equity...................    64,778      62,490      63,580      60,983       57,203       54,683       49,968

PER SHARE DATA:
Net income, primary and fully
  diluted..............................  $   0.37    $   0.39    $   0.87    $   1.13     $   1.00     $   1.05     $   0.29
Total cash dividends paid..............      0.14        0.11        0.49        0.24         0.10         0.07         0.05
Tangible book value at period end,
  fully diluted(1).....................     17.64       17.48       17.41       17.07        16.15        15.66        14.49
Average primary shares outstanding.....  3,888,890   3,784,731   3,807,724   3,721,573    3,658,510    3,511,321    3,451,015

SELECTED FINANCIAL RATIOS:
Return on average total assets.........      0.66%       0.71%       0.40%       0.50%        0.46%        0.49%        0.16%
Return on average stockholders'
  equity...............................      8.72        9.53        5.20        6.95         6.60         7.15         2.06
Net interest margin(2).................      3.87        3.58        3.75        3.63         3.55         3.40         3.30
Cash dividends per share as a
  percentage of earnings per share.....     37.84       28.21       56.32       21.24        10.00         6.67        17.24
Average stockholders' equity to average
  assets...............................                              7.64        7.26         6.94         6.89         7.51
Core (leverage) capital ratio at period
  end(3)(6)............................      6.75        6.78        6.50        5.70*        5.50*        5.50*        5.14*
                                                                                 8.00**       7.90**       8.30**       7.76**
Total risk-based capital ratio at
  period end(4)(6).....................     12.48       12.67       12.30       10.50*       10.30*       10.50*        9.21*
                                                                                16.10**      15.90**      13.30**      13.26**
Allowance for loan losses to period-end
  loans, net of unearned income........      0.58        0.89        0.58        0.79         0.88         1.12         1.12
Nonperforming assets to period-end
  loans plus other real estate owned &
  ISF(5)...............................      2.39        4.18        2.42        3.62         3.38         5.85         6.13
Net charge-offs to average net loans...      0.08        0.04        0.36        0.44         0.44         0.40         0.74


---------------
(1) Equal to stockholders' equity divided by end of period shares outstanding.
(2) Net interest income stated on a fully taxable equivalent basis divided by average earning assets.
(3) Equal to stockholders' equity less intangibles divided by total assets less intangibles.
(4) Equal to stockholders' equity less intangibles plus the allowable portion of the allowance for loan losses divided by total risk weighted assets.
(5) Nonperforming assets include nonaccrual loans, restructured loans and other real estate owned.
(6) Prior to 1996, the capital ratios were separately stated for:  * Vermont
                                                                  Federal Bank
                                                                  (VFB)
                                                                  ** First
                                                                  Savings of New
                                                                  Hampshire (FS)

                  UNAUDITED SELECTED PRO FORMA FINANCIAL DATA


                                                              AT OR FOR THE         AT OR FOR THE
                                                           TWELVE MONTHS ENDED   TWELVE MONTHS ENDED
                                                            DECEMBER 31, 1996     DECEMBER 31, 1995
                                                           -------------------   -------------------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                             DATA)
RESULTS OF OPERATIONS:
Interest income..........................................      $   161,015            $ 158,941
Interest expense.........................................           73,138               75,315
                                                                ----------             --------
Net interest income......................................           87,877               83,626
Provision for loan losses................................            3,955                5,897
                                                                ----------             --------
Net interest income after provision for loan losses......           83,922               77,729
Other operating income...................................           29,971               28,379
Other operating expense..................................           85,152               78,736
                                                                ----------             --------
Income before income taxes...............................           28,741               27,372
Applicable income tax expense............................           11,132               10,237
                                                                ----------             --------
Net income...............................................      $    17,609            $  17,135
                                                                ==========             ========

BALANCE SHEET DATA:
Total assets.............................................      $ 2,191,434                   --
Loans, net of unearned income............................        1,401,663                   --
Securities available for sale............................          301,117                   --
Securities held to maturity..............................          272,628                   --
Total deposits...........................................        1,711,968                   --
Stockholders' equity.....................................          192,017                   --

PER SHARE DATA:
Net income, primary and fully diluted....................      $      2.58            $    2.52
Cash dividends declared..................................             1.06                 0.87
Tangible book value at period end, fully diluted.........               --                   --
Average primary shares outstanding.......................        6,814,157            6,802,037


                 COMPARATIVE UNAUDITED PER SHARE FINANCIAL DATA

     The following table sets forth (i) selected unaudited comparative per share data for each of VFSC Common Stock and Eastern Common Stock and (ii) selected unaudited pro forma comparative per share data reflecting the consummation of the Merger for the twelve months ended December 31, 1996. The unaudited pro forma comparative per share data assume that the Merger had been consummated at the beginning of the period presented, and are based on the purchase method of accounting and a preliminary allocation of the purchase price. For a description of the effect of purchase accounting on the Merger and the historical statements of VFSC, see "THE MERGER -- Accounting Treatment."

     The unaudited pro forma comparative per share data reflect the Merger based upon preliminary purchase accounting adjustments. Actual adjustments, which may include adjustments to additional assets, liabilities and other items, will be made on the basis of appraisals and evaluations as of the Effective Time and, therefore, are likely to differ from those reflected in the unaudited pro forma comparative per share data. Accordingly, the information herein should be read in conjunction with the pro forma combined financial information, including the notes thereto, appearing elsewhere in this Joint Proxy Statement - Prospectus. See "SELECTED FINANCIAL DATA" AND "PRO FORMA COMBINED FINANCIAL DATA." Results of Eastern for the three months ended December 31, 1996 are not necessarily indicative of results expected for the entire year, nor are pro forma amounts necessarily indicative of results of operations or the combined financial position that would have resulted had the Merger been consummated at the beginning of the periods indicated. All adjustments consisting of only normal recurring adjustments necessary for a fair statement of results of interim periods have been included.

                                                                               AT OR FOR THE
                                                                            TWELVE MONTHS ENDED
                                                                             DECEMBER 31, 1996
                                                                            -------------------
INCOME PER SHARE(1)
  VFSC....................................................................        $  3.45
  Eastern.................................................................        $  0.85
  VFSC Pro Forma..........................................................        $  2.58
  Eastern Pro Forma Equivalent:
     At maximum Exchange Ratio (0.8335)...................................        $  2.15
     At minimum Exchange Ratio (0.6446)...................................        $  1.66
FULLY DILUTED INCOME PER SHARE(1)
  VFSC....................................................................        $  3.45
  Eastern.................................................................        $  0.85
  VFSC Pro Forma..........................................................        $  2.58
  Eastern Pro Forma Equivalent:
     At maximum Exchange Ratio (0.8335)...................................        $  2.15
     At minimum Exchange Ratio (0.6446)...................................        $  1.66
DIVIDENDS DECLARED PER SHARE(2)
  VFSC....................................................................        $  1.06
  Eastern.................................................................        $  0.52
  VFSC Pro Forma..........................................................        $  1.06
  Eastern Pro Forma Equivalent:
     At maximum Exchange Ratio (0.8335)...................................        $  0.88
     At minimum Exchange Ratio (0.6446)...................................        $  0.68
BOOK VALUE PER SHARE AT PERIOD END(3)
  VFSC....................................................................        $ 23.73
  Eastern.................................................................        $ 17.64
  VFSC Pro Forma..........................................................        $ 19.67
  Eastern Pro Forma Equivalent:
     At maximum Exchange Ratio (0.8335)...................................        $ 16.39
     At minimum Exchange Ratio (0.6446)...................................        $ 12.68

(footnotes to preceding page)

---------------
(1) Pro forma income per share data is calculated using pro forma VFSC net income divided by the average pro forma shares of the combined entity. The average pro forma shares of the combined entity have been calculated by combining VFSC's historical average shares with the historical average shares of Eastern as adjusted by an assumed Exchange Ratio of 0.69 (computed using the VFSC stock price of $36.25 on November 11, 1996), resulting in the issuance of 1,994,484 shares of VFSC Common Stock. See "Pro Forma Combined Financial Data." The Exchange Ratio is subject to change based on the determination of a value of VFSC Common Stock according to the Average Closing Price prior to the Effective Time and there can be no assurance as to whether the actual Exchange Ratio will be equal to, greater than or smaller than the assumed ratios used in this table or elsewhere in this Joint Proxy Statement -- Prospectus. See "THE MERGER -- Conversion of Shares of Eastern Common Stock Pursuant to the Merger." The Eastern pro forma equivalent income per share amounts are computed by multiplying the VFSC pro forma amounts by assumed Exchange Ratios of (i) 0.8335 (computed using an assumed Average Closing Price for VFSC Common Stock of $26.06, below which the Acquisition Price would be subject to adjustment) and (ii) 0.6446 (computed using an assumed Average Closing Price for VFSC Common Stock of $41.625, the closing bid price of VFSC Common Stock on March 27, 1997).

(2) VFSC pro forma dividends per share represent historical dividends paid by VFSC. Eastern pro forma equivalent dividends per share represent such amounts multiplied by the assumed maximum and minimum Exchange Ratios described in footnote (1) above. See "THE MERGER -- Conversion of Shares of Eastern Common Stock Pursuant to the Merger."

(3) VFSC pro forma book value per share is based on the pro forma stockholders' equity of the combined entity divided by the pro forma common shares of the combined entity less intangibles. Eastern pro forma book value per share represents such amount multiplied by the assumed maximum and minimum Exchange Ratios described in footnote (1) above. See "THE
    MERGER -- Conversion of Shares of Eastern Common Stock Pursuant to the Merger."

                              RECENT DEVELOPMENTS

VFSC 1996 FOURTH QUARTER AND YEAR-END RESULTS


     On January 22, 1997, VFSC announced the unaudited results of its consolidated operations for the fourth quarter of 1996.


     Net income for the fourth quarter of 1996 was $4.5 million, a 12% increase over the $4.0 million earned during the fourth quarter of 1995. Net income per share for the fourth quarter of 1996 was $0.94, a 13% increase over per share net income of $0.83 for the fourth quarter of 1995. Net overhead increased by $213,000 or 3.1% from the fourth quarter of 1995, as a result of a 17% increase in noninterest income and a 9% increase in noninterest expense.

     Net income for the year was $16.6 million, a 12% increase over the $14.9 million earned in 1995. Net income per share for 1996 was $3.45, an 11% increase over per share net income of $3.10 for 1995.

     Total assets at December 31, 1996 were $1.3 billion, a 5.3% increase from 1995. Core deposits increased 4.8% to $1.03 billion. Total loans increased 1.9% to $910.4 million.

     Nonperforming assets (nonaccrual loans, restructured loans and other real estate owned ("OREO")) were $9.2 million at December 31, 1996, down from $11.0 million at September 30, 1996 and $15.0 million at December 31, 1995, a decrease of 39%. The decline in nonperforming assets during the year was the result of loan charge-offs and normal problem asset resolutions and sales. From December 31, 1995 to December 31, 1996, nonperforming assets were reduced by $5.8 million or 39%, and nonperforming loans were reduced by $3.5 million or 29%. VFSC's allowance for loan losses of $13.6 million at December 31, 1996 represented 161% of nonperforming loans and 149% of nonperforming assets, as opposed to 123% and 98%, respectively, at December 31, 1995.

     On January 9, 1997, VFSC announced a first quarter dividend of $0.30 per share, payable on February 25, 1997 to stockholders of record as of January 24, 1997.

SUMMARY OF VFSC OPERATING RESULTS

     The following table sets forth selected historical data regarding VFSC's operating results and financial position for and at the periods indicated. The financial data in the following table for, and as of the end of, the fiscal years ended December 31, 1996 and 1995 are derived from VFSC's consolidated financial statements and the notes thereto which have been audited by Coopers & Lybrand LLP, VFSC's independent certified public accountants. The data as of and for the three-month periods ended December 31, 1996 and 1995 are derived from unaudited financial statements, and reflect, in the opinion of management of VFSC, all adjustments necessary for the fair presentation of such data.

                                                              THREE MONTHS        TWELVE MONTHS
                                                                  ENDED               ENDED
                                                              DECEMBER 31,        DECEMBER 31,
                                                            -----------------   -----------------
                                                             1996      1995      1996      1995
                                                            -------   -------   -------   -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Interest Income.......................................  $14,530   $13,706   $56,754   $54,488
Provision for Loan Losses.................................      750       900     3,350     3,900
Noninterest Income (excluding securities transactions)....    5,377     4,585    19,161    17,549
OREO and Collection Expense and Losses....................      549       528     1,780     2,244
Other Noninterest Expense.................................   11,908    10,924    45,631    43,755
Securities Gains..........................................       --        --        11        79
Net Income After Taxes....................................    4,498     4,000    16,615    14,897
Per Common Share:
  Net Income..............................................  $  0.94   $  0.83   $  3.45   $  3.10
  Dividend Declared During Period.........................  $  0.27   $  0.25   $  1.06   $  0.87
Fully Diluted Tangible Book Value at Period End...........  $ 23.73   $ 22.47   $ 23.73   $ 22.47

EASTERN 1997 FIRST QUARTER RESULTS

     On January 23, 1997, Eastern announced the unaudited results of its consolidated operations for the first quarter ended December 31, 1996.

     Net income for the first quarter was $1.4 million, a $66,000 decrease from the first quarter of its 1996 fiscal year. Net income per share for the first quarter was $0.37, a 5% decrease from net income per share of $0.39 for the first quarter of fiscal 1996.

     Total assets at December 31, 1996 were $866.0 million, a 4.1% increase over December 31, 1995. Core deposits increased 1.3% to 627.2 million. Total loans increased 10.1% to $486.9 million.

     Nonperforming assets at December 31, 1996 were $12.0 million, substantially unchanged from September 30, 1996. Non-accruing loans decreased approximately $1.4 million from the balance a quarter earlier, offset primarily by an increase of approximately $1.3 million on other real estate owned. The decrease in non-accruing loans and the increase in OREO was due primarily to the reclassification of one commercial property from non-accruing loans to OREO.

     Fiscal 1997 results included $391,000 in nonrecurring charges related to the proposed merger with VFSC, a $273,000 increase in office occupancy expense and a $599,000 increase in OREO operations expense. Office occupancy expense increased primarily due to increased depreciation expense on technology initiatives and increased equipment maintenance contract fees. OREO operations expense increased due primarily to an increase in foreclosure expenses and provisions for losses and a decrease in gain on sale of OREO property.

     On January 23 1997, Eastern announced a first quarter dividend of $0.16 per share, payable on February 19, 1997 to stockholders of record as of February 5, 1997.

SUMMARY OF EASTERN OPERATING RESULTS

     The following table sets forth selected historical data regarding Eastern's operating results and financial position for and at the periods indicated. The financial data in the following table for, and as of the end of, the fiscal quarter ended December 31, 1996 are derived from unaudited financial statements, and reflect, in the opinion of management of Eastern, all adjustments necessary for the fair presentation of such data.

                                                                               THREE MONTHS
                                                                                   ENDED
                                                                               DECEMBER 31,
                                                                             -----------------
                                                                              1996       1995
                                                                             ------     ------
                                                                              (IN THOUSANDS,
                                                                             EXCEPT PER SHARE
                                                                                   DATA)
Net Interest Income........................................................  $7,728     $6,902
Provision for Loan Losses..................................................     145        435
Noninterest Income (excluding securities transactions).....................   2,592      2,548
OREO and Collection Expense and Losses.....................................     647         48
Other Noninterest Expense..................................................   7,309      7,145
Securities Gains...........................................................      14        521
Net Income After Taxes.....................................................   1,421      1,487
Per Common Share:
  Net Income...............................................................  $ 0.37     $ 0.39
  Dividend Declared During Period..........................................  $ 0.14     $ 0.11
Fully Diluted Tangible Book Value at Period End............................  $17.64     $17.48

                              THE SPECIAL MEETINGS

     This Joint Proxy Statement-Prospectus is being furnished by VFSC to its stockholders and by Eastern to its stockholders in connection with the solicitation of proxies from such stockholders for use at the VFSC Meeting and the Eastern Meeting, respectively.

     The Special Meetings will be held for the purpose of considering and voting on a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, which is being submitted to both the VFSC stockholders and the Eastern stockholders.

     THE BOARD OF DIRECTORS OF VFSC HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER.

     THE BOARD OF DIRECTORS OF EASTERN HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER.

RECORD DATE, QUORUM AND VOTING FOR EASTERN MEETING


     Only the holders of record of shares of Eastern Common Stock at the close of business on April 2, 1997 will be entitled to notice of and to vote at the Eastern Meeting and any adjournments or postponements thereof. At the Eastern Record Date, 3,673,834 shares of Eastern Common Stock were outstanding and entitled to vote.


     The presence in person or by proxy of the holders of not less than one-third of the issued and outstanding shares of Eastern Common Stock entitled to vote as of the Eastern Record Date is required to constitute a quorum for the transaction of business at any meeting of stockholders. Abstentions are included in the determination of the number of shares of Eastern Common Stock present and entitled to vote, but broker non-votes are not. "Broker non-votes" are proxies with respect to shares held in record name by brokers or nominees, as to which
(i) instructions have not been received from the beneficial owners or persons entitled to vote, (ii) the broker or nominee does not have discretionary voting power under applicable national securities exchange rules or the instrument under which it serves in such capacity or (iii) the record holder has indicated on the proxy card or otherwise notified Eastern that it does not have authority to vote such shares on that matter.

REQUIRED VOTE AT EASTERN MEETING


     The affirmative vote of the holders of two-thirds of the outstanding shares of Eastern Common Stock (2,449,223 shares) is required for approval of the Merger Agreement and the transactions contemplated thereby. Abstentions and broker non-votes will have the same effect as votes against the Merger Agreement. Stockholders of Eastern are entitled to one vote at the Eastern Meeting for each share of Eastern Common Stock held of record at the close of business on the Eastern Record Date.

     At the close of business on the Eastern Record Date, 3,673,834 shares of Eastern Common Stock were outstanding and entitled to vote. Certain Eastern directors who own a total of 465,488 shares of Eastern Common Stock, representing approximately 12.7% of the shares of Eastern Common Stock issued and outstanding on the Eastern Record Date, have entered into the Stockholders Agreement, pursuant to which such stockholders have agreed to certain restrictions on their respective shares of Eastern Common Stock. Specifically, such stockholders have agreed, with respect to all Eastern Common Stock owned by them at the time of the Eastern Meeting, (a) to vote such stock in favor of the Merger and against any other acquisition transaction with a party other than VFSC or its affiliates and (b) generally not to sell, assign, transfer, encumber or otherwise dispose of such stock. The Stockholders Agreement will remain in effect until the earlier of the consummation of the Merger or the termination of the Merger Agreement in accordance with its terms. Assuming that all of the shares subject to the Stockholders Agreement are in fact voted in favor of the

Merger Agreement, the vote of holders of approximately 1,983,735 additional shares of Eastern Common Stock, representing approximately 54.0% of the shares of Eastern Common Stock issued and outstanding on the Eastern Record Date, will be required to approve and adopt the Merger Agreement and the transactions contemplated thereby.



     Proxies in the form enclosed are being solicited by the Eastern Board. Stockholders are requested to complete, date, sign and promptly return the accompanying proxy card in the enclosed envelope. Shares represented by a properly executed proxy received prior to the vote at the Eastern Meeting and not revoked will be voted at the Eastern Meeting as directed in the proxy. IF A PROXY IS SUBMITTED AND NO DIRECTIONS ARE GIVEN, THE PROXY WILL BE VOTED FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.


     The persons named as proxies by an Eastern stockholder may propose and vote for one or more adjournments or postponements of the Eastern Meeting to permit further solicitation of proxies in favor of the proposals to be considered at the Eastern Meeting; provided, that a proxy that withholds discretionary authority or that is voted against the Merger Agreement will not be voted in favor of any adjournment or postponement of the Eastern Meeting.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the President of Eastern, at or before the Eastern Meeting, a written notice of revocation bearing a date later than the date of the proxy, (ii) duly executing a subsequent proxy relating to the same shares and delivering it to the President of Eastern at or before the Eastern Meeting or (iii) attending the Eastern Meeting and voting in person (although attendance at the Eastern Meeting will not by itself constitute revocation of a proxy). Any written notice revoking a proxy should be sent to Eastern Bancorp, Inc., 537 Central Avenue, Dover, New Hampshire 03820, Attention: President.

RECORD DATE, QUORUM AND VOTING FOR VFSC MEETING


     Only holders of record of shares of VFSC Common Stock at the close of business on April 2, 1997 will be entitled to notice of and to vote at the VFSC Meeting or any adjournments or postponements thereof. As of the VFSC Record Date, there were 4,606,728 shares of VFSC Common Stock outstanding and entitled to vote.


     The presence in person or by proxy of the holders of a majority of the issued and outstanding shares of VFSC Common Stock entitled to vote as of the VFSC Record Date is required to constitute a quorum for the transaction of business at any meeting of stockholders. Abstentions and broker non-votes are included in the determination of the number of shares of VFSC Common Stock present and voting. "Broker non-votes" are proxies with respect to shares held in record name by brokers or nominees, as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote, (ii) the broker or nominee does not have discretionary voting power under applicable national securities exchange rules or the instrument under which it serves in such capacity or (iii) the record holder has indicated on the proxy card or otherwise notified VFSC that it does not have authority to vote such shares on that matter.

REQUIRED VOTE AT VFSC MEETING


     The affirmative vote of the holders of two-thirds of the outstanding shares of VFSC Common Stock (3,071,152 votes) is required for approval of the Merger Agreement and the transactions contemplated thereby. Abstentions and broker non-votes will have the same effect as votes against the Merger Agreement. Stockholders of VFSC are entitled to one vote at the VFSC Meeting for each share of VFSC Common Stock held of record at the close of business on the VFSC Record Date. At the close of business on the VFSC Record Date, 4,606,728 shares of VFSC Common Stock were outstanding and entitled to vote, of which approximately 297,841 shares, or approximately 6.5%, were held by directors and executive officers of VFSC.


     Stockholders of record on the VFSC Record Date are entitled to cast their votes, in person or by properly executed proxy, at the VFSC Meeting. All shares represented at the VFSC Meeting by properly executed proxies received prior to or at the VFSC Meeting and not properly revoked will be voted at the VFSC Meeting in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.


     If a quorum is not present at the time the VFSC Meeting is convened, or if for any other reason VFSC believes that additional time should be allowed for the solicitation of proxies or for the satisfaction of conditions to the Merger or the transactions contemplated thereby, VFSC may adjourn the VFSC Meeting with a vote of the holders of a majority of the voting power represented by the VFSC Common Stock present at such meeting. If VFSC proposes to adjourn the VFSC Meeting, the persons named in the enclosed proxy card will vote all shares for which they have voting authority in favor of such adjournment; provided that a proxy that withholds discretionary authority or that is voted against the Merger Agreement will not be voted in favor of any adjournment or postponement of the VFSC Meeting.


     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of VFSC, at or before the VFSC Meeting, a written notice of revocation bearing a date later than the date of the proxy, (ii) duly executing a subsequent proxy relating to the same shares and delivering it to the Secretary of VFSC at or before the VFSC Meeting or (iii) attending the VFSC Meeting and voting in person (although attendance at the VFSC Meeting will not in and of itself constitute revocation of a proxy). Any written notice revoking a proxy should be sent to Vermont Financial Services Corp., 100 Main Street, Brattleboro, Vermont 05301, Attention: Richard O. Madden, Secretary.

SOLICITATION EXPENSES


     Solicitation of proxies may be made in person or by mail, telephone or facsimile, by directors, officers and employees of VFSC and Eastern. Such directors, officers and employees will not be specifically compensated for such solicitation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Nominees, fiduciaries and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and may be reimbursed for the expenses incurred in sending proxy materials to beneficial owners. In addition, VFSC intends to engage the services of Regan & Associates, a proxy solicitation firm, to assist in the solicitation of proxies at an estimated cost of $5,000 plus expenses, and Eastern intends to engage the services of Corporate Investor Communications, Inc., a proxy solicitation firm, to assist in the solicitation of proxies at an estimated cost of $4,750 plus expenses.


     VFSC and Eastern will pay their respective expenses in connection with the solicitation of proxies.

BENEFICIAL OWNERSHIP OF EASTERN COMMON STOCK


     The following table sets forth certain information regarding beneficial ownership of Eastern Common Stock as of April 2, 1997 by (i) each person known by Eastern to own beneficially more than 5% of Eastern Common Stock, (ii) each director and executive officer of Eastern, and (iii) all directors and executive officers of Eastern as a group. The number of shares beneficially owned by such persons is determined according to rules of the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power, and also any shares that the individual or entity has the right to acquire within 60 days of April 2, 1997 through the exercise of an option, conversion feature or similar right. Except as noted below, each holder has sole voting and investment power with respect to shares of Eastern Common Stock listed as owned by such person or entity.

                                                                                  PERCENTAGE
                                                                                      OF
                                                            NUMBER OF SHARES     OUTSTANDING
                                                               OF EASTERN          EASTERN
                             NAME                             COMMON STOCK       COMMON STOCK
    ------------------------------------------------------  ----------------     ------------
    DIRECTORS AND EXECUTIVE OFFICERS
    John A. Cobb..........................................       195,888              5.1%
    E. David Humphrey.....................................        94,441              2.5%
    John K. Dwight(1).....................................        13,200                *
    Michael D. Flynn......................................         6,900                *
    John S. Kimbell.......................................         7,590                *
    Mary Alice McKenzie...................................         7,571                *
    Garry T. Melia........................................         7,650                *
    Ernest A. Pomerleau...................................        14,500                *
    W. Stevens Sheppard(1)................................        43,800              1.2%
    James M. Sutton(2)....................................       361,500              9.8%
    All Directors and Executive Officers as a group (12
      persons)............................................       753,040             19.0%
    5% STOCKHOLDERS
    Kramer Spellman, L.P..................................       331,450              9.0%
    James M. Sutton(2)....................................       361,500              9.8%
    Wellington Management Company.........................       353,700              9.6%

---------------
  * Less than 1%

(1) Mr. Sheppard's share amount includes 4,500 shares individually owned by his wife as to which Mr. Sheppard disclaims beneficial ownership. Mr. Dwight's share amount includes 1,800 shares held in trust for his two children.

(2) Includes 267,750 shares owned by JMS Investors, Ltd., 11,400 shares owned through an IRA, 4,500 shares owned by Mr. Sutton as custodian for his children, 4,950 shares owned by Mr. Sutton's wife, and 63,900 shares owned by Mr. Sutton's wife as custodian for their children.


APPRAISAL RIGHTS AND DISSENTING EASTERN STOCKHOLDERS

     SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW IS REPRINTED IN ITS ENTIRETY AS APPENDIX D TO THIS JOINT PROXY STATEMENT-PROSPECTUS. THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW RELATING TO APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX D. THIS DISCUSSION AND APPENDIX D SHOULD BE REVIEWED CAREFULLY BY ANY HOLDER WHO WISHES TO EXERCISE STATUTORY APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO, AS FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH HEREIN OR THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

     A holder of record of Eastern Common Stock as of the Eastern Record Date who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the Effective Time, who otherwise complies with the statutory requirements of Section 262 of the DGCL and who neither votes in favor of the Merger Agreement nor consents thereto in writing may be entitled to an appraisal by the Delaware Court of Chancery (the "Delaware Court") of the fair value of his, her or its shares of Eastern Common Stock. All references in this summary of appraisal rights to a "stockholder" are to the record holder or holders of shares of Eastern Common Stock. Except as set forth herein, stockholders of Eastern will not be entitled to appraisal rights in connection with the Merger.

     Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the Eastern Meeting, not less than 20 days prior to the meeting, each constituent corporation must notify each of the holders of its stock for which appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262. This Joint Proxy Statement-Prospectus shall constitute such notice to the record holders of Eastern Common Stock.

     Holders of Eastern Common Stock who desire to exercise their appraisal rights must not vote in favor of the Merger Agreement or the Merger and must deliver a separate written demand for appraisal to Eastern prior to the vote by the stockholders of Eastern on the Merger Agreement and the Merger. A stockholder who signs and returns a proxy without expressly directing by checking the applicable boxes on the reverse side of the proxy card enclosed herewith that his or her shares of Eastern Common Stock be voted against the proposal or that an abstention be registered with respect to his, her or its shares of Eastern Common Stock in connection with the proposal will effectively have thereby waived his, her or its appraisal rights as to those shares of Eastern Common Stock because, in the absence of express contrary instructions, such shares of Eastern Common Stock will be voted in favor of the proposal. (See "-- Required Vote at Eastern Meeting"). Accordingly, a stockholder who desires to perfect appraisal rights with respect to any shares of Eastern Common Stock must, as one of the procedural steps involved in such perfection, either (i) refrain from executing and returning the enclosed proxy and from voting in person in favor of the proposal to approve the Merger Agreement or (ii) check either the "Against" or the "Abstain" box next to the proposal on such proxy or affirmatively vote in person against the proposal or register in person in abstention with respect thereto. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform Eastern of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of the Eastern Common Stock. A proxy or vote against the Merger does not constitute such a demand for appraisal. A person having a beneficial interest in shares of Eastern Common Stock that are held of record in the name of another person, such as a broker, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect whatever appraisal rights are available. If the shares of Eastern Common Stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, such demand must be executed by or for the record owner. If the shares of Eastern Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner.

     A record owner, such as a broker, fiduciary or other nominee, who holds shares of Eastern Common Stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Eastern Common Stock outstanding in the name of such record owner.

     A stockholder who elects to exercise appraisal rights, if available, should mail or deliver his, her or its written demand to: Eastern Bancorp, Inc., 537 Central Avenue, Dover, New Hampshire 03820, Attention: President.

     The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of Eastern Common Stock owned, and that the stockholder is thereby demanding appraisal of his, her or its shares. A proxy or vote against the Merger Agreement will not itself constitute such a demand. Within ten days after the Effective Time, the surviving corporation must provide notice of the Effective Time to all stockholders who have complied with
Section 262.

     Within 120 days after the Effective Time, either the surviving corporation or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. Accordingly, Eastern stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. If appraisal rights are available, within

120 days after the Effective Time, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of Eastern Common Stock not voting in favor of the Merger Agreement and with respect to which demands for appraisal were received by Eastern and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by the surviving corporation.

     If a petition for an appraisal is timely filed and assuming appraisal rights are available, at the hearing on such petition, the Delaware Court will determine which stockholders, if any, are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Eastern Common Stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts ascertainable as of the date of the merger that throw light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262, however, provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."

     The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of a dissenting stockholder of Eastern, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

     Any holder of shares of Eastern Common Stock who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

     If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, stockholders' rights to appraisal shall cease. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the surviving corporation a written withdrawal of his or her demand for appraisal and acceptance of the Merger, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the surviving corporation and (ii) no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

                                   THE MERGER

GENERAL

     This section of the Joint Proxy Statement-Prospectus describes the material terms and provisions of the proposed Merger, including the principal provisions of the Merger Agreement, and related transactions. A copy of the Merger Agreement is attached to this Joint Proxy Statement-Prospectus as Appendix A and is incorporated by reference herein. All stockholders are urged to read the Merger Agreement in its entirety.

     The Merger Agreement provides that, subject to the satisfaction or waiver (where permissible) of certain conditions, which are described more fully herein and therein, Eastern will be merged with and into VFSC. In connection with the Merger, each outstanding share of Eastern Common Stock will be converted into and become exchangeable for either the Stock Distribution or the Cash Distribution in accordance with the terms of the Merger Agreement. See
"-- Conversion of Shares of Eastern Common Stock Pursuant to the Merger."

BACKGROUND OF THE MERGER


     VFSC's business strategy calls for it to augment its internal growth with carefully selected acquisitions. Its merger and acquisition policy defines its expansion territory as Vermont and adjacent states. In accordance with this policy, since early 1991 VFSC has acquired one bank from the FDIC, two branches from another Vermont bank, two credit card portfolios, two trust departments and a Massachusetts-based savings bank and, with assistance from its financial advisors, has been continuously evaluating acquisition opportunities both in Vermont and in adjacent market areas. During 1996 VFSC pursued several acquisition possibilities, including the submission of a bid on several Fleet/Shawmut branches. Two of VFSC's business plan objectives are to improve its market share in Vermont's major market, the Burlington area of Chittenden County, and to improve its geographic diversification by increasing the mix of its business outside of Vermont. Eastern was identified in mid-1996 as an acquisition candidate within the territory defined by VFSC's policy that would help VFSC achieve both of these objectives.


     Since the first quarter of 1994, Eastern has retained a financial advisory firm to assist the Eastern Board in comprehensively analyzing and periodically reviewing Eastern's strategic alternatives for maximizing long-term stockholder value. These alternatives have included the continuation of independent operations, growth through acquisitions, growth through merger-of-equals transactions, and being acquired for cash and/or stock. Since July 1995, representatives of MB&D have periodically made detailed presentations to management and the Eastern Board describing changing conditions in the mergers and acquisitions ("M&A") market and Eastern's strengths and weaknesses either as potential acquiror or acquiree. Concurrently, management has provided to the Board its analysis of what Eastern needed to accomplish in order to increase stockholder value through internal growth and performance.

     At the request of the Eastern Board, MB&D developed a list of financial institutions, primarily but not exclusively headquartered in New England, believed to have a strategic interest in expanding in New England as well as the financial and other capacity to do so, including certain Vermont-based institutions that might be expected to have a particular strategic interest and the operating ability to derive synergistic benefits. Certain of these institutions from time to time contacted representatives of MB&D or Eastern, and MB&D contacted selected institutions which did not contact MB&D or Eastern. Any expressions of interest were preliminary and inconclusive, and no agreements or understandings concerning any transaction were reached.

     During the first half of 1995, the Eastern Board focused on the choice between (i) integrating the operations of Eastern's New Hampshire banking subsidiary with those of Vermont Federal or (ii) evaluating the potential for selling the New Hampshire subsidiary and either redeploying the sales proceeds in Vermont operations or distributing them to Eastern's stockholders. Based upon the analysis at that time, the Eastern Board concluded that integration of Vermont and New Hampshire operations was the preferable alternative.

     In early August 1996, VFSC's management contacted Eastern's management to see if Eastern might be interested in a possible combination of the two companies. On August 9, 1996, John D. Hashagen, Jr., President and Chief Executive Officer of VFSC, met with John A. Cobb, President and Chief Executive Officer of Eastern, to discuss on a preliminary basis the possibility of a combination of the two companies. Although no agreements or understandings concerning such a possible combination were reached at that meeting, both parties agreed that there was sufficient mutual interest in a possible combination of the two companies to continue the discussions. They also agreed that a confidentiality agreement should be drafted and signed by both parties so that certain non-public information regarding VFSC and Eastern could be shared. The confidentiality agreement was signed by VFSC and Eastern as of August 15, 1996.


     During the last half of August 1996 and the first three weeks of September 1996, VFSC senior management and Eastern senior management conducted off-site due diligence and exchanged detailed information on each's companies, deposit products, operations, markets, loan portfolios and financial condition. Senior management of the two companies met in person and held telephone conference calls several times as a part of this information exchange process. During these meetings, issues such as potential cost savings, revenue enhancement opportunities, deposit product compatibility and loan quality were discussed generally (although no formal quantitative studies were presented at the meetings) and possible consolidation strategies were reviewed. During this process the senior management of the two companies kept their respective Boards of Directors advised of the status of the preliminary merger discussions and the content of the information exchanges.

     On September 25, 1996, VFSC senior management and the Merger and Acquisition Committee of the VFSC Board (the "M&A Committee") reviewed and evaluated in detail the business strategy of VFSC and information on Eastern and its operations, and discussed the business aspects of a potential acquisition of Eastern by VFSC. At the conclusion of the meeting, the M&A Committee authorized VFSC's senior management to submit a preliminary nonbinding expression of interest to acquire 100% of Eastern's common stock at a price of $23.00 per share, with consideration to be either 100% VFSC stock or a combination of 60% VFSC stock and 40% cash. VFSC senior management submitted a letter dated September 25, 1996 to Eastern offering those terms on a preliminary, nonbinding basis.

     During late September and October 1996, senior management and the Boards of Directors of VFSC and Eastern continued their evaluation of the potential combination of the two companies and, with the assistance of their respective financial advisors, continued discussion of the possible structure and pricing of an acquisition of Eastern by VFSC. On October 4, 1996, VFSC senior management and its investment advisor met with Eastern's Chief Executive Officer and its financial advisor to review the offer contained in the September 25 letter. No agreement was reached as to price or terms, but Eastern's Chief Executive Officer agreed to review the letter with Eastern's Board of Directors.

     At an Eastern Board meeting held on October 10, 1996, Fred Schluter of MB&D made a comprehensive presentation with regard to New England M&A market conditions and the possibility of receiving other offers; Eastern's current estimated value as an acquisition candidate, based upon such customary financial measures as (i) multiples of earnings and cash flow, (ii) premiums to adjusted book value, deposits and market capitalization and (iii) recent acquisition prices for comparable companies; and the terms of VFSC's nonbinding discussion proposal. Eastern's value as an acquisition candidate was estimated to be in the range of $21.49 to $24.96 per share. See "-- Opinion of Financial
Advisors -- Opinion of McConnell, Budd & Downes, Inc. -- Discounted Cash Flow Analysis." The directors considered, in particular, structural issues such as an all-stock transaction versus a transaction involving a mixture of cash and stock; pooling and purchase accounting; tax-deferred treatment; the possible combination of Vermont Federal with VNB; the timetable for the transaction; and factors affecting VFSC's future earnings potential and potentially influencing future market values for the VFSC stock to be received by Eastern stockholders in such a transaction. The Eastern Board concluded that VFSC's expression of interest deserved serious consideration; expressed its preference for a transaction involving both a significant tax-deferred stock component and a cash component, as well as an opportunity for Eastern stockholders to elect between stock and cash; desired to avoid making qualification for pooling treatment a condition to closing; concluded that capping and collaring the merger consideration (as well as including a cash component) would reduce the potential volatility of such consideration based upon future trading prices for VFSC stock; and authorized Messrs. Cobb and Schluter to conduct further discussions and report back to the Eastern Board. Starting on October 11, 1996, MB&D and Tucker Anthony were in regular ongoing communication concerning all aspects of the possible transaction, focusing particularly on the points described above.

     On October 23, 1996, VFSC senior management met with the M&A Committee and its financial advisors and reviewed once again all aspects of a possible acquisition of Eastern, including a proposed transaction structure, a possible pricing range and other elements of such a transaction. At the conclusion of this review, the M&A Committee authorized VFSC senior management to submit an amended indication of interest subject to satisfactory due diligence, with a transaction value of up to $24.25 per share and upon other terms and conditions as reviewed at the meeting. VFSC's financial advisor subsequently advised Eastern's financial advisor of the revised transaction value and terms.

     On October 24, 1996, Messrs. Cobb and Schluter reported to the Eastern Board that VFSC was prepared to consider a per share payment of as much as $7.25 per share in cash and 0.4892 shares of VFSC Common Stock under a collared formula, subject to satisfactory due diligence review, agreement upon structure and timetable, and negotiation of mutually satisfactory agreements. The value of the proposed offer amounted to $24.13 per share of Eastern Common Stock based on the $34.50 per share closing bid price of the VFSC Common Stock on October 23, 1996 (the value would be $26.83 per share based on the $41.625 per share closing bid price on March 27, 1997). The directors reviewed and commented on numerous aspects of the proposed transaction and authorized Messrs. Cobb and Schluter to continue negotiations in the expectation that, should such negotiations proceed satisfactorily, the parties would arrange to perform reciprocal on-site due diligence and VFSC's legal counsel would prepare a draft merger agreement and related documents.

     During the period from October 23, 1996 to October 29, 1996 VFSC's financial advisor and Eastern's financial advisor continued negotiations of the terms and conditions of the proposed acquisition, including the transaction value, the pricing formula and collars, a lockup option and other nonfinancial issues. Under the pricing formula agreed to by the parties, the value of the offer amounted to $24.13 per share of Eastern Common Stock based on the $34.50 per share closing bid price of VFSC Common Stock on October 23, 1996 and $26.83 per share based on the $41.625 per share closing bid price of VFSC Common Stock on March 27, 1997. By October 29, 1996, both parties determined that there were no significant unresolved issues of disagreement. Eastern's Board authorized the commencement of reciprocal on-site due diligence, and VFSC instructed its legal counsel to begin drafting merger documents.

     During late October 1996 and early November 1996, the senior managements of VFSC and Eastern, with the assistance of their respective financial advisors and legal counsel, continued active discussions of possible merger terms, including the precise exchange ratio, which was adjusted from 0.4892 to 0.4900; the breakpoints for caps, collars and termination rights; the ability of Eastern stockholders to elect between stock and cash; the circumstances in which VFSC's stock option would become exercisable; restrictions on dividends, capital expenditures and other matters prior to closing and conditions to closing. Discussions were conducted in the ordinary course during this period, and no issue presented an insurmountable obstacle to negotiations. In the meantime,VFSC conducted on-site due diligence on Eastern during November 2-8, 1996 and Eastern conducted on-site due diligence on VFSC during November 9-11, 1996. Draft documents were circulated on November 6, 1996.


     At a meeting held on November 11, 1996, MB&D updated the Eastern Board in regard to the status of the ongoing discussions with VFSC. Legal counsel described the key provisions of the documents that had been or were being negotiated or which had been left open pending Board review. The directors considered and stated their views in regard to these issues. Eastern's credit review team and members of management then presented the results of their due diligence review of VFSC. Further negotiation with VFSC ensued over the next 48 hours.

     Separate special meetings of the VFSC Board and Eastern Board were held on November 13, 1996 to consider the merger proposal. At the VFSC Board meeting, presentations were delivered by VFSC senior management concerning the strategic rationale for the proposed transaction and the results of its due diligence review, by its financial advisor concerning the financial terms of the proposed transaction and by its legal counsel regarding the terms of the proposed Merger Agreement and Stock Option Agreement. After discussion and consideration by the VFSC Board of the potential financial and strategic benefits and risks of the proposed transaction and other factors described below under "-- Recommendations of the VFSC Board and Reasons for the Merger," the VFSC Board unanimously approved the Merger Agreement and Stock

Option Agreement that were presented to them and authorized Mr. Hashagen to execute them on behalf of VFSC.

     At the Eastern Board Meeting, the Eastern Board reviewed the changes agreed to by the negotiators during the previous two days. Legal counsel then made a presentation and answered directors' questions. MB&D reviewed and updated its previous financial analysis of the merger consideration, after which it advised the Eastern Board orally that, in its opinion, and based on facts known to MB&D at that time, the merger consideration was fair, from a financial point of view, to Eastern's stockholders as of that date and confirmed its readiness, in the absence of any intervening significant change, to render a written opinion to that effect immediately prior to the circulation of proxy materials for the Special Meeting. The Eastern Board then unanimously approved the Merger Agreement and related agreements, and authorized Mr. Cobb to sign them on behalf of Eastern.

     Messrs. Hashagen and Cobb executed the Merger Agreement and the Stock Option Agreement, as authorized, on November 13, 1996.

RECOMMENDATION OF THE EASTERN BOARD AND REASONS FOR THE MERGER

     In reaching its determination to approve and adopt the Merger Agreement and the transactions contemplated thereby, the Eastern Board considered a number of factors, including, without limitation, the following:

          (1) its belief, based on the analysis of and presentation to Eastern's Board by MB&D of Eastern's strategic alternatives, that the Merger represents an attractive strategic alternative to Eastern for enhancing stockholder value;

          (2) the financial presentation of MB&D and the opinion of MB&D as to the fairness from a financial point of view of the Merger Consideration to Eastern and its stockholders (see "-- Opinions of Financial
     Advisors -- Opinion of McConnell, Budd & Downes, Inc.");

          (3) its belief that the Merger will provide an opportunity for the stockholders of Eastern to receive increased dividends and to enjoy increased liquidity in their investment;

          (4) the ability of Eastern stockholders, subject to the limitations contained in the Merger Agreement, to specify a preference for payment in cash or stock; and the expectation that the Merger will be a tax-deferred transaction for stockholders who receive payment in stock (see "-- Certain Federal Income Tax Consequences");


          (5) its review, with the assistance of management and MB&D, of the financial condition, results of operations, loan portfolio composition, classified assets, loan and deposit products, marketing methods, business infrastructure, management, and strategic goals and overall prospects of VFSC, as well as of management's best estimates of Eastern's prospects as an independent business entity in light of the foregoing factors as they affect Eastern's future financial condition, results of operations, business infrastructure and strategy;


          (6) its review of the banking environment in which Eastern is now, and in the future would be, competing, including, but not limited to, the significant consolidation and increasingly competitive climate in the banking and financial services markets, both in the United States as a whole and in New England in particular, the prospect for further changes in these markets and the competitive constraints facing relatively small, independent financial institutions;

          (7) its view of the increasing importance to a bank's ability to capitalize on opportunities in the banking and financial services markets of economies of scale and access to greater financial resources such as may be expected to be realized as a result of the Merger;

          (8) its assessment that affiliation with another community-based institution such as VFSC, which has a commitment to community reinvestment that has been rated "outstanding," would put Eastern in a good position to be able to continue its high level of personal service to its customers and the Vermont and New Hampshire communities that it serves;

          (9) its view that VFSC's approach to the banking business, with its emphasis on quality products and customer service, is congruent with that of Eastern and its perception that VFSC uniquely values Vermont Federal's approach, so that the combination of their respective products and services should enhance the business of the combined institution; and

          (10) the geographic concentration of VFSC's branch network in central and southern Vermont and the contiguous market of Greenfield, Massachusetts, the complementary nature of such concentration to Eastern's geographic concentration in northern Vermont and southeastern New Hampshire and the effect such complementary nature would have on the combined enterprise's ability to prosper in its three-state banking market.

     The Eastern Board did not assign any particular weights to any of the factors mentioned above.

     FOR THE REASONS DESCRIBED ABOVE, THE EASTERN BOARD HAS DETERMINED THE MERGER TO BE FAIR TO AND IN THE BEST INTERESTS OF EASTERN AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

RECOMMENDATION OF THE VFSC BOARD AND REASONS FOR THE MERGER

     In reaching its determination that the Merger is in the best interests of the VFSC stockholders, and recommending that the VFSC stockholders approve the Merger, the VFSC Board considered a number of factors. The following are the material factors considered by the Board in reaching its determination:

          (1) The Merger will enable VFSC to expand and strengthen its existing franchise in Vermont and to establish a presence in the market of southeastern New Hampshire, which VFSC considers attractive;


          (2) The Board believes that, given Eastern's existing presence in Vermont, the acquisition of Eastern offers significant opportunity for cost savings, which have been estimated through the due diligence process to be approximately $9 million annually (once fully implemented, which implementation is expected to take approximately one year), and represents an opportunity to leverage VFSC's infrastructure, technology, products, marketing and lines of business through Eastern's established distribution network;


          (3) Eastern's customer base provides VFSC with significant cross-selling opportunities;

          (4) The Merger is expected to provide revenue growth opportunities based on the combined company's leadership in its major markets, its broad product line, its delivery channels and its brand name; and

          (5) Tucker Anthony's opinion that, subject to certain assumptions, the consideration to be paid by VFSC to Eastern's stockholders was fair to the stockholders of VFSC, from a financial point of view.

     The VFSC Board did not assign any particular weights to any of the factors mentioned above.

     FOR THE REASONS DESCRIBED ABOVE, THE VFSC BOARD HAS DETERMINED THE MERGER TO BE FAIR TO AND IN THE BEST INTERESTS OF VFSC AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

OPINION OF FINANCIAL ADVISORS

  Opinion of McConnell, Budd & Downes, Inc.

     MB&D has delivered to the Board of Directors of Eastern its written opinion, dated as of the date of this Joint Proxy Statement-Prospectus, that both the Exchange Ratio of VFSC Common Stock to be exchanged for outstanding shares of Eastern Common Stock and the Cash Distribution for outstanding shares of Eastern Common Stock are fair, from a financial point of view, to Eastern's stockholders. The mechanisms for determination of the Exchange Ratio and the Cash Distribution are each described in detail elsewhere in this Joint Proxy Statement-Prospectus and shareholders should read this with care. MB&D has acted as financial advisor to Eastern since July 1995 in connection with Eastern's evaluation of its strategic alternatives, including hypothetical affiliation opportunities.


    MB&D advised Eastern during the negotiation process leading up to the execution of the Merger Agreement and provided Eastern with various analyses as to the range of financially feasible exchange ratios and cash acquisition prices that might be received in such a transaction. Representatives of MB&D met with the executive management and the full Board of Directors of Eastern on a number of occasions in connection with the analysis of Eastern's options. Each of the Exchange Ratio and alternative Cash Distribution was arrived at in arms length negotiations between VFSC and Eastern in a process in which MB&D advised Eastern.


     MB&D was retained based on its qualifications and experience in the financial analysis of banking and thrift institutions, knowledge of the Vermont, New Hampshire, Massachusetts, New York and Maine banking markets in particular and New England banking markets in general, and its experience with merger and acquisition transactions involving banking institutions. Members of the Corporate Finance Department of MB&D have advised financial institution clients on more than 60 successfully completed mergers or acquisitions of financial institutions, many of those in New England marketplaces.

     The full text of the opinion of MB&D, which sets forth assumptions made, matters considered and limits on the review undertaken by MB&D, is attached hereto as a part of Appendix B. Eastern's stockholders are urged to read the opinion in its entirety. MB&D's opinion is directed only to the Exchange Ratio or Cash Distribution and does not constitute a recommendation to any holder of Eastern Common Stock as to how such holder should vote at the Eastern Meeting. The summary of the opinion of MB&D set forth in this Joint Proxy Statement-Prospectus was provided to Eastern by MB&D and is qualified in its entirety by reference to the full text of the opinion itself. MB&D's opinion was necessarily based upon conditions as they existed and should be evaluated as of the date of the written opinion and the information made available to MB&D through such date.


     In arriving at its opinion, MB&D (i) reviewed the Merger Agreement and this Joint Proxy Statement-Prospectus in substantially the form to be sent to Eastern stockholders; (ii) reviewed publicly available business and financial information with respect to both Eastern and VFSC and certain internal financial information and financial projections prepared by the managements of Eastern and VFSC; (iii) held discussions with members of the senior management and Board of Directors of Eastern concerning the past and current results of operations of Eastern, its current financial condition and management's opinion of its future prospects; (iv) reviewed the historical reported price and record of trading volume for both Eastern Common Stock and VFSC Common Stock; (v) held discussions with the senior management of VFSC concerning the current and past results of operations of VFSC, its current financial condition and management's opinion of its future prospects; (vi) considered the current state of and future prospects for the economies of Vermont, New Hampshire and north central Massachusetts generally and the relevant market areas for Eastern and VFSC in particular;
(vii) reviewed the specific acquisition analysis models employed by MB&D to evaluate potential business combinations of banking companies; (viii) reviewed the reported financial terms of certain recent business combinations in the banking industry; and (ix) performed such other studies and analyses (all of which have been disclosed and are discussed herein) as MB&D considered appropriate under the circumstances associated with this particular transaction.

     In rendering its opinion, no limitations were imposed by Eastern or VFSC upon MB&D with respect to the investigations made or procedures followed by MB&D in rendering its opinion. As part of its ongoing financial advisory business, MB&D had in 1992 entered into and maintained a nonexclusive financial advisory relationship with VFSC. In the context of this transaction, MB&D rendered financial advisory services exclusively to Eastern and disclosed to the Eastern Board and management the relationship with VFSC. VFSC retained and relied upon an independent third party firm as financial advisor for purposes of this transaction.


     MB&D's opinion takes into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in bank securities valuation and its knowledge of the banking industry generally. For purposes of reaching its opinion, MB&D has assumed and relied upon the accuracy and completeness of the information provided to it by Eastern and VFSC, including the adequacy of the reserve for loan losses established by each company, and does not assume any responsibility for the independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of either Eastern or VFSC. In the course of reaching its opinion, MB&D did not make or receive any independent valuation or appraisal of any of the assets or liabilities of either Eastern or VFSC. With respect to the financial projections reviewed by MB&D in the course of rendering its opinion, MB&D has assumed that such projections have been reasonably prepared to reflect the best currently available estimates and judgment of the management of each of Eastern and VFSC as to the most likely future performance of their respective companies.


     The following is a summary of material analyses employed by MB&D in connection with rendering its written opinion. Given that it is a summary, it does not purport to be a complete and comprehensive description of all the analyses performed, or an enumeration of all matters considered by MB&D in arriving at its opinion. The preparation of a fairness opinion is a complicated process, involving a determination as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to a summary description. In arriving at its fairness opinion, MB&D did not attribute any particular weight to any one specific analysis or factor considered by it and made qualitative as well as quantitative judgments as to the significance of each analysis and factor. Therefore, MB&D believes that its analyses must be considered as a whole and feels that attributing undue weight to any single analysis or factor considered could create a misleading or incomplete view of the process leading to the formation of its opinion. In its analyses, MB&D has made certain assumptions with respect to banking industry performance, general business and economic conditions and other factors, many of which are beyond the control of management of either Eastern or VFSC. Any estimates which are referred to in MB&D's analyses are not necessarily indicative of actual values or predictive of future results or values, which may vary significantly from those set forth.

     Analysis of the Anticipated Merger and the Exchange Ratio in Relation to VFSC. The anticipated consideration to be paid in the merger for each outstanding share of Eastern Common Stock is (i) cash equal to $7.25 plus the product of 0.49 times the average closing bid price of VFSC common stock for a twenty day trading period ending on the fifth business day prior to the Effective Time of the Merger, or (ii) the number of whole and fractional shares of VFSC Common Stock, rounded to the nearest ten-thousandth of a share, equal to the number obtained by dividing the Acquisition Price by the Average Closing Price. However, if the Average Closing Price is greater than or equal to $39.96 per Common Share, the Acquisition Price shall equal $26.83, and if the Average Closing Price is less than or equal to $29.54 per share but greater than or equal to $26.06 per Common Share, the Acquisition Price shall equal $21.72. If the Average Closing Price is less than $26.06, the Acquisition Price shall be equal the sum of $7.25 and the product of 0.5553 times the Average Closing Price. However, if the Average Closing Price is less than $26.06, Eastern shall have the right to terminate the Merger Agreement unless VFSC elects, in its sole discretion, to adopt $21.72 as the adjusted Acquisition Price.

     When valued at the closing bid price of VFSC Common Stock, $41.625, on Thursday, March 27, 1997, as well as the 20-day average closing bid price of VFSC Common Stock computed as of, and including Thursday, March 27, 1997, $42.24, the consideration represents the following transaction multiples:

Transaction Value : $26.83 per Eastern Common Share based upon the single day VFSC closing bid price on Thursday, March 27, 1997. Based upon the 20-day average closing bid price for VFSC for the period ending Thursday, March 27, 1997 the transaction value would be worth $26.83 per Eastern Common Share.

- Multiple of Earnings based upon the March 27, 1997 VFSC single day closing bid price: 30.84 times Eastern's reported earnings per share for the twelve months ended September 30, 1996, and 14.12 times Eastern's budgeted earnings per share for the fiscal year 1997 ending September 30, 1997. After removing the one time impact of the federally mandated Savings Association Insurance Fund ("SAIF") adjustment, the comparable multiple of reported earnings for the twelve month period ending September 30, 1996 would be 17.89.

- Multiple of Earnings based upon the 20-day average closing bid price for VFSC for the period ending March 27, 1997: 30.84 times Eastern's reported earnings per share for the twelve months ended September 30, 1996, and 14.12 times Eastern's budgeted earnings per share for the fiscal year 1997 ending September 30, 1997. After removing the one time impact of the federally mandated SAIF adjustment, the comparable multiple of reported earnings for the twelve month period ending September 30, 1996 would be 17.89.

- Multiple of Tangible Book Value based upon the March 27, 1997 VFSC single day closing bid price: 1.631 times Eastern's tangible book value per share as of September 30, 1996.

- Multiple of Tangible Book Value based upon the 20-day average closing bid price for VFSC for the period ending March 27, 1997: 1.631 times Eastern's book value per share as of September 30, 1996.

- Multiple of Accounting Book Value based upon the March 27, 1997 VFSC single day closing bid price: 1.541 times Eastern's book value per share as of September 30, 1996.

- Multiple of Accounting Book Value based upon the 20-day average closing bid price for VFSC for the period ending March 27, 1997: 1.541 times Eastern's book value per share as of September 30, 1996.

- Multiples of Eastern's Market Value based upon the March 27, 1997 VFSC single day closing bid price: The approximate $26.83 in market value of the consideration for each share of Eastern Common Stock, based upon the VFSC closing bid price on March 27, 1997, represents a 22% premium over the closing price of Eastern's Common Stock reported on the Nasdaq NM as of the close of business on Wednesday, November 13, 1996.

- Multiples of Eastern's Market Value based upon the 20-day average closing bid price for VFSC for the period ending March 27, 1997: The approximate $26.83 in market value of the consideration for each share of Eastern Common Stock, based upon the VFSC 20-day average closing bid price for the period ending on March 27, 1997, represents a 22% premium over the closing price of Eastern's Common Stock reported on the Nasdaq NM as of the close of business on Wednesday, November 13, 1996.

     Specific Acquisition Analysis. MB&D employs a number of proprietary analysis models to examine hypothetical transactions involving banking and/or thrift companies. The models involve the use of forecast earnings data, selected current period balance sheet, fully diluted common share information and income statement data, current and historic market and trading information and a number of assumptions as to interest rates for borrowed funds, opportunity costs of funds, discount rates, dividend streams, effective tax rates and transaction structures (the alternative or combined uses of common equity, cash, debt or other securities to fund a transaction). The models distinguish between purchase and pooling accounting treatments and inquire into the likely economic feasibility of a given hypothetical transaction at a given price level or specified exchange rate while employing a specified transaction structure. The models also permit evaluation of various levels of potential non-interest expense savings which might be achieved and potential implementation timetables for such savings as well as the possibility of revenue enhancement opportunities which may arise in a hypothetical transaction. The models also permit an examination of pro forma capital adequacy.

     In this transaction, MB&D evaluated an exchange ratio of VFSC Common Stock for each share of Eastern Common Stock and a Cash Distribution price, each based upon $7.25 plus the product of 0.49 times the average closing bid price of VFSC Common Stock for a 20-day period (subject to adjustment as provided in the Merger Agreement and detailed in this proxy statement) in a joint common stock and cash merger transaction which is to be accounted for as a purchase transaction.

     Discounted Cash Flow Analysis. MB&D reviewed a discounted cash flow analysis to permit the conceptual examination of the present discounted values of potential future results employing selected assumptions and discount rates.


     In the discounted cash flow analysis, MB&D reviewed a cash flow model with the management and Board of Directors of Eastern that used a projection of hypothetical earnings for the three twelve-month periods subsequent to September 1996 of $1.90, $2.18 and $2.45 per common share, respectively, with projected earnings in two subsequent twelve-month periods equal to a return on assets of 0.95% and 1.00% respectively. A hypothetical dividend payout ratio assumption which depicted average annual payouts as a percentage of earnings increasing gradually from a level of 31.5% to 33.0% over a five-year period was used. A long-term growth rate of 4.00% was also used. MB&D then assumed that the control sale price/earnings ratio at the end of a five year period would approximate
13.0 times earnings, and in a separate exercise, a price-to-tangible-book-value ratio of 160%. Given the five-year time horizon and a discount rate of 12.5%, these cash flow calculations resulted in a range of present discounted values of cash flows of $21.49 to $24.96, which can be compared to the nominal value of the proposed exchange ratio of approximately $26.83 based upon the closing bid price of VFSC on March 27, 1997 as described above and $26.83 based upon the trailing 20-day average closing bid price of VFSC prior to and including March 27, 1997.


     It is important to note that the discount factors employed embody both the concept of a riskless time value of money and risk factors that reflect the uncertainty of the forecast cash flows, terminal price/earnings and price/book multiples, growth assumptions and other economic and financial variables subject to change. Use of higher discount rates would result in lower discounted present values. Conversely, use of lower discount rates would result in higher discounted present values. MB&D advised the Eastern Board that although discounted cash flow analysis is a widely used valuation methodology, it relies on numerous assumptions, including discount rates, terminal values, earnings and asset growth, as well as dividend payout ratios. Any or all of these assumptions may vary from actual future performance and results.


     Analysis of Other Comparable Transactions. MB&D is reluctant to place much emphasis on "comparables analysis" as a valuation methodology because of what it considers to be inherent limitations of the process, which renders application of the results to specific cases questionable. It has observed that such analyses as performed by some industry observers and financial advisors often fail to adequately take into consideration such factors as material differences in the underlying capitalization of the comparable institutions which are being acquired; differences in the historic earnings (or loss) patterns recorded by the compared institutions, which can depict a very different trend than might be implied by examining only recent financial results; failure to exclude nonrecurring profit or loss items from the last twelve months' earnings streams of target companies, which can distort apparent earnings multiples; differences in the form or forms of consideration used to complete the transaction; differences between the planned method of accounting for the completed transaction; and such less accessible factors as the relative population, business and economic demographics of the acquired entities' markets as compared or contrasted to such factors for the markets in which comparables are doing business. Comparables analysis also rarely seems to take into consideration the degree or absence of facilities overlap between the acquiror's market and that of the target or the absence of such overlap and the resulting cost savings differentials between otherwise apparently comparable transactions. MB&D consequently believes that comparables analysis has serious limitations.


     Nevertheless, in the course of its analysis of the proposed transaction, MB&D reviewed a universe of 21 publicly announced transactions in the financial institutions industry in which either a savings bank or thrift or their respective holding companies were acquired by another financial institution. These transactions were announced after March 1, 1994 and prior to November 12, 1996. All of the examined transactions involved entities doing business in New England.

     The 21 transactions reviewed by MB&D are as follows: Citizens Financial Group's acquisition of Grove Bank; Webster Financial Corp.'s acquisition of DS Bancorp; UST Corporation's acquisition of Walden Bancorp; Grove Bank's acquisition of Greater Boston Bank; First Union Corp.'s acquisition of Center Financial Corp.; Peoples Heritage's acquisition of Family Bancorp; CFX Corporation's acquisition of Milford Co-op Bank; Center Financial Corp.'s acquisition of Great Country Bank; Albank Financial Corp.'s acquisition of Marble Financial Corp.; Webster Financial Corp.'s acquisition of Shelton Bancorp; The Co-operative Bank of Concord's acquisition of Bank of Braintree; Main Street Community Bancorp's acquisition of Lexington Savings Bank; Baybanks, Inc.'s acquisition of NFS Financial Corp.; Bank of Ireland's acquisition of Great Bay Bankshares; CFX Corporation's acquisition of Orange Savings Bank; Citizens Financial Group's acquisition of Quincy Savings Bank; Shawmut Bank's acquisition of Northeast Federal Corp.; Fleet Financial Group's acquisition of NBB Bancorp, Inc.; Shawmut National's acquisition of West Newton SB; Bank of Boston's acquisition of Pioneer Financial; and Shawmut National's acquisition of Cohasset Savings Bank.

     Within this group of 21 transactions, the median multiple of tangible book value paid by the acquiror was 159.7%, the maximum multiple paid was 263.5% and the minimum multiple was 95.6%. These statistics can be compared to multiples derived using the indicated values on March 27, 1997, which can be derived for the proposed acquisition of Eastern by VFSC as 163.1% based upon the nominal present value of the proposed exchange ratio of approximately $26.83 based upon the closing price of VFSC on March 27, 1997. Based upon the trailing 20-day average closing bid price of VFSC through March 27, 1997, the same ratio was 163.1% using the nominal present value of the proposed exchange ratio of approximately $26.83.

     With respect to trailing 12-months earnings multiples for this same data sample of 21 transactions, the median price/earnings multiple paid was 13.13 and the maximum multiple was 20.66, while the minimum multiple was 9.95. These statistics can be compared to multiples derived using the indicated values on March 27, 1997, which can be derived for the proposed acquisition of Eastern by VFSC as 30.84 based upon the nominal present value of the proposed exchange ratio of approximately $26.83 based upon the closing bid price of VFSC on March 27, 1997 as described above and 30.84 based upon the nominal present value of the proposed exchange ratio of approximately $26.83 based upon the trailing 20-day average closing bid price of VFSC through March 27, 1997. For the reasons detailed above, MB&D does not believe that the comparable data presented should be viewed as the most meaningful analytic tool with respect to a thorough review and understanding of the proposed transaction.


     Pursuant to a letter agreement with Eastern dated November 1, 1996, MB&D will receive a fee equal to 1.00% of the fair market value of all consideration received by Eastern shareholders and option holders for services rendered to Eastern in conjunction with the proposed transaction, if the transaction is consummated. The fee represents compensation for services rendered in connection with the analysis of the hypothetical transaction, support of the negotiations and for the rendering of its opinions. Eastern paid MB&D $100,000 upon signing the agreement and $100,000 following the execution of the Merger Agreement. An additional $200,000 became payable at the mailing of this proxy statement and the remainder will become payable at the closing of the transaction. Based upon a hypothetical transaction value at closing of $95 million, MB&D would receive compensation of $950,000. In addition, Eastern has agreed to reimburse MB&D for its reasonable out-of-pocket expenses incurred in connection with the transaction. Eastern also has agreed to indemnify MB&D and its directors, officers and employees against certain losses, claims, damages and liabilities relating to or arising out of MB&D's engagement, including liabilities under the federal securities laws.

  Opinion of Tucker Anthony Incorporated

     Tucker Anthony was retained by VFSC in October 1996 for the purpose of providing financial advice and consultation in connection with a potential acquisition of Eastern, including assistance in developing an overall strategy for the acquisition of Eastern, advice on valuation and transaction structure, assistance in bid presentation, negotiations and related strategy and analysis, and, if appropriate, the rendering of a fairness opinion in connection with a proposed acquisition.

     VFSC selected Tucker Anthony for a number of reasons including its familiarity with VFSC and Eastern and their respective businesses. VFSC also considered Tucker Anthony's experience and reputation in the area of valuation and financial advisory work generally, and in relation to financial institutions specifically. Tucker Anthony makes a market in VFSC Common Stock and Eastern Common Stock. Tucker Anthony is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, private placements and valuations for corporate and other purposes.

     Tucker Anthony has rendered written opinions to the Board of Directors of VFSC to the effect that, as of November 13, 1996 and as of the date of this Joint Proxy Statement-Prospectus, the consideration to be paid to the holders of Eastern Common Stock in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of VFSC Common Stock. THE FULL TEXT OF THE FAIRNESS OPINION DATED AS OF THE DATE OF THIS JOINT PROXY STATEMENT-PROSPECTUS, SETTING FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND CERTAIN LIMITATIONS ON THE REVIEW UNDERTAKEN BY TUCKER ANTHONY, IS INCLUDED AS APPENDIX C TO THIS JOINT PROXY STATEMENT-PROSPECTUS. HOLDERS OF VFSC COMMON STOCK ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY. This opinion is directed to the VFSC Board only and does not constitute a recommendation to any holder of VFSC Common Stock as to how such stockholder should vote at the meeting. The November 13, 1996 opinion is substantially identical to the opinion attached hereto as Appendix C.

     As compensation for its services as financial advisor, including issuance of the opinions, VFSC has agreed to pay Tucker Anthony a total of $500,000 of which amount $300,000 has been paid as of the date hereof and the balance is payable at the closing of the Merger. VFSC has also agreed to reimburse Tucker Anthony for its out-of-pocket expenses and to indemnify Tucker Anthony against certain liabilities arising out of its services.


     In arriving at its opinion, Tucker Anthony, among other things, reviewed the Agreement; reviewed the Registration Statement on Form S-4, including this Joint Proxy Statement-Prospectus in the form first filed with the Commission; reviewed certain historical financial and other information concerning VFSC for the five fiscal years ended December 31, 1996, including VFSC's reports on Forms 10-K and 10-Q; reviewed certain historical financial and other information concerning Eastern for the five fiscal years ended September 30, 1996 and for the fiscal quarter ended December 31, 1996, including Eastern's reports on Forms 10-K and 10-Q; held discussions with the senior management of VFSC and Eastern with respect to their past and current financial performance, financial condition and future prospects; reviewed certain internal financial data, projections and other information of VFSC and Eastern including financial projections prepared by management; analyzed certain publicly available information of other financial institutions that it deemed comparable or otherwise relevant to its inquiry, and compared VFSC and Eastern from a financial point of view with certain of these institutions; compared the consideration to be paid by VFSC pursuant to the Merger Agreement with the consideration paid by acquirors in other acquisitions of financial institutions that it deemed comparable or otherwise relevant to its inquiry; reviewed publicly available earnings estimates, historical trading activity and ownership data of VFSC Common Stock and Eastern Common Stock and considered the prospects for dividends and price movement in each; and conducted such other financial studies, analyses and investigations and reviewed such other information as it deemed appropriate to enable it to render its opinion. In its review, it also took into account an assessment of general economic, market and financial conditions and certain industry trends and related matters. Tucker Anthony's opinions were necessarily based upon conditions as they existed and could be evaluated on the date thereof and the information made available to Tucker Anthony through the date thereof.


     No limitations were imposed by the VFSC Board or the Eastern Board upon Tucker Anthony with respect to the investigations made or procedures followed by Tucker Anthony in its review and analysis. In its review and analysis and in arriving at its opinions, Tucker Anthony assumed and relied upon the accuracy and completeness of all the financial information publicly available or provided to it by VFSC and Eastern, and did not attempt to verify any of such information. Tucker Anthony assumed (i) that the financial projections of VFSC and Eastern provided to it with respect to the results of operations likely to be achieved by each company were prepared on a basis reflecting the best currently available estimates and reasonable judgments of VFSC's and Eastern's management and advisors as to future financial performance and results, and (ii) that such forecasts and estimates would be realized in the amounts and in the time periods estimated. Tucker Anthony also assumed, without independent verification, that the current and projected aggregate reserves for possible loan losses for VFSC and Eastern were adequate to cover such losses. Tucker Anthony did not make or obtain any independent evaluations or appraisals of any assets or liabilities of VFSC, Eastern or any of their respective subsidiaries nor did it verify any of VFSC's or Eastern's books or records or review any individual loan credit files.


     On November 13, 1996, Tucker Anthony made a presentation, and subsequently rendered a written fairness opinion, to the VFSC Board. Set forth below is a summary of the main elements of the financial analyses performed by Tucker Anthony in connection with rendering its written opinion of November 13, 1996. It does not purport to be a complete description of the analyses performed by Tucker Anthony or of the presentation of Tucker Anthony to the VFSC Board. In connection with its opinion dated as of the date of this Joint Proxy Statement-Prospectus, Tucker Anthony performed procedures to update certain analyses and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith and concluded that its updated analysis was consistent with its prior analysis.


     Pro Forma Accretion/Dilution Analysis. Tucker Anthony developed financial projections of the expected future performance of the pro forma combined entity assuming the consummation of the Merger based on: financial forecasts for VFSC and Eastern prepared by their respective managements; projected pro forma noninterest income enhancements and noninterest expense savings, and their respective phase-in schedules, as identified by VFSC; and one-time transaction-related adjustments and expenses as identified by VFSC. Tucker Anthony did not develop such forecasts and projections, and assumed their validity. The projections assumed, among other things, that Eastern's stand-alone baseline projected earnings per share for its fiscal year ended September 30, 1997 would be $1.85, and that noninterest income enhancements of approximately $1.1 million and noninterest expense savings of approximately $9 million (approximately 30% of Eastern's noninterest expense for the twelve months ended September 30, 1996, excluding a one-time special statutory assessment of $3.8 million pre-tax paid by Eastern to capitalize the SAIF) would be phased in during the year after the closing of the Merger.

     This analysis suggested that the Merger would result in earnings accretion in VFSC's fiscal year ended December 31, 1998; that is, that earnings per share for the pro forma combined entity would be higher than for VFSC as a stand-alone entity. This analysis also suggested that tangible book value per share and capital ratios for the pro forma combined entity at the time of closing of the Merger would be lower than for VFSC as a stand-alone entity.

     Discounted Dividend Stream Analysis. Tucker Anthony presented the results of a discounted dividend stream analysis through VFSC's fiscal year ended December 31, 2002 designed to estimate the internal rate of return ("IRR") of the future streams of after-tax cash flows, under certain assumptions, that would be achieved in the Merger. Tucker Anthony based its analysis on the portion of the detailed financial model developed for the accretion/dilution analysis referred to above, which focused on the contribution of Eastern to the pro forma combined entity (including the net effect of noninterest income enhancements, noninterest expense savings and one-time transaction-related adjustments and expenses).

     The projected cash flows from the portion of the pro forma combined entity representing the contribution of Eastern consisted of dividends (to maintain a target tangible-equity-to-tangible-assets ratio of 7.00%) in the quarters ended September 30, 1997 and December 31, 1997 and VFSC fiscal years ended December 31, 1998 through 2002 plus the terminal value at fiscal year end 2002. In estimating the appropriate terminal value at fiscal year 2002, Tucker Anthony applied to estimated earnings in fiscal year 2002 multiples of 9.0x, 10.0x and 11.0x, representing a range which approximated the trading range of VFSC Common Stock in the prior eighteen months. Acquisition and trading multiples from time to time fluctuate considerably, and no assurance can be made that future trading multiples will be comparable to historical levels. Under the terms of the Merger, based on the foregoing assumptions, this analysis suggested an IRR in the range 16.6% to 26.9% for an Acquisition Price in the range $21.72 to $26.83 per share and terminal earnings multiples in the range 9.0x to 11.0x.

     Based upon Tucker Anthony's experience and judgment and its estimate of VFSC's required return on equity, Tucker Anthony estimated that holders of VFSC Common Stock would typically expect returns on equity on acquisitions such as the Merger of approximately 14% to 16%, in view of VFSC's operating projections, historical performance, financial condition and market capitalization, among other matters.

     Acquisition Price/Exchange Ratio Analysis. Tucker Anthony considered the ranges of possible acquisition prices and exchange ratios that could result under the Merger, and the impact of these on its analyses.


     Stock Trading Analysis. Tucker Anthony examined the historical trading prices, volume, price/book value and price/earnings multiples of VFSC Common Stock and Eastern Common Stock, and compared the historical trading prices of VFSC Common Stock and Eastern Common Stock in relation to movements in certain stock indices, specifically the Standard and Poor's Regional Bank Index and the Standard and Poor's Savings & Loan Index, as well as to other selected publicly traded financial institutions.

     Analysis of Selected Transactions. Tucker Anthony reviewed and performed analysis on 84 unassisted acquisitions of thrift institutions in the Northeastern US (the "Selected Northeast Transactions") and 71 unassisted acquisitions of thrift institutions in the US with a transaction size between $50 million and $150 million (the "Selected US Transactions") announced since January 1, 1993, comparing the target financial institutions' capital structure and profitability to Eastern's current results of operations and financial condition. The Selected Northeast Transactions and Selected US Transactions were chosen because they represented merger and acquisition transactions that involved target financial institutions exhibiting certain characteristics -- including asset size, geographic proximity and business risk -- similar to those exhibited by Eastern. Excluding the highest and lowest ratios, the target financial institutions involved in the Selected Northeast Transactions and the Selected US Transactions had an average return on assets for the latest twelve months prior to announcement date of 0.83% and 0.90% and an average return on equity for the latest twelve months prior to announcement date of 8.90% and 11.07%, respectively, as compared to 0.69% and 9.01% (excluding a one-time special statutory assessment of $2.4 million after tax paid by Eastern to capitalize the SAIF), respectively, for Eastern. Set forth below is a summary of the analysis with respect to the Selected Northeast Transactions and the Selected US Transactions.


                                                         SELECTED NORTHEAST              SELECTED US
                                                            TRANSACTIONS                 TRANSACTIONS
                                         VERMONT      ------------------------     ------------------------
                                        FINANCIAL                    OFFER                        OFFER
                                        OFFER(1)      MEDIAN     PERCENTILE(2)     MEDIAN     PERCENTILE(2)
                                        ---------     ------     -------------     ------     -------------
Price/Trailing Twelve Months
  Earnings(3).........................    16.0x       14.5x           64%          15.1x           59%
Price/Book Value......................    1.45x       1.53x           42%          1.58x           36%
Premium to Market Price(4)............     125%        130%           43%           130%           41%

---------------

(1) Based upon value of $25.01 per share of Eastern Common Stock (based on the November 11, 1996 closing price of VFSC Common Stock of $36.25). If the value of the VFSC Common Stock were based on its average closing bid price per share during the twenty trading day period ending on the fifth business day prior to the announcement of the Merger of $34.66, implying a value of $24.23 per share of Eastern Common Stock, the corresponding multiples in the table would be: price/trailing twelve months earnings of 15.6x; price/book value of 1.40x; and premium to market price of 121%.

(2) Position of the VFSC offer in relation to percentile rankings of the Selected Northeast Transactions and the Selected US Transactions, respectively.

(3) Excludes a one-time special statutory assessment paid by Eastern to capitalize the SAIF.

(4) Premium to market price for Selected Northeast Transactions and the Selected US Transactions based on stock price one week prior to announcement; market price for Eastern of $20.00/share based on price one month prior to announcement.

     Analysis of Selected Publicly Traded Companies. Tucker Anthony compared selected financial data and financial ratios of VFSC and Eastern to the corresponding data and ratios of certain publicly traded commercial bank and thrift institutions located in New England with total assets comparable to VFSC and Eastern, respectively. The commercial bank and thrift institutions included in the comparison to VFSC were: Banknorth Group, Inc., Chittenden Corporation, Merchants Bankshares, Inc., Peoples Heritage Financial

Group, Inc. and TrustCo Bank Corp NY (the "Selected Banks"). The thrift institutions included in the comparison to Eastern were: Andover Bancorp, Inc., CFX Corporation, Community Bancshares, Inc., First Essex Bancorp, Inc., MASSBANK Corp., Medford Savings Bank, MetroWest Bank, New Hampshire Thrift Bancshares, Inc., People's Bancshares, Inc., Sandwich Co-operative Bank and SIS Bancorp, Inc. (the "Selected Thrifts"). The Selected Banks and the Selected Thrifts, as groups, exhibited certain characteristics -- including asset size, geographic proximity and business risk -- similar to those exhibited by VFSC and Eastern, respectively.

     The comparison of VFSC to the Selected Banks showed among other things that based on financial data as of September 30, 1996 (other than certain instances in which June 30, 1996 data was the latest available data): (i) the ratio of VFSC's net loans to assets was 70.0% compared to an average of 66.2% for the Selected Banks; (ii) the ratio of VFSC's non-performing assets to total loans plus real estate owned was 1.2% compared to 1.9% for the Selected Banks; (iii) the ratio of VFSC's non-performing assets to the sum of stockholders' equity and loan loss reserves was 8.5% compared to an average of 13.0% for the Selected Banks; (iv) the ratio of VFSC's equity to total assets was 9.04% as compared to an average of 8.04% for the Selected Banks; (v) the latest quarter annualized return on assets for VFSC was 1.30% compared to an average of 1.19% for the Selected Banks; (vi) the latest quarter annualized return on equity for VFSC was 14.51%, compared to an average of 14.89% for the Selected Banks; (vii) the ratio of VFSC's market price to its book value per common share was 1.48x compared to an average of 1.87x for the Selected Banks; (viii) the price/earnings ratio for the trailing twelve months earnings for VFSC was 10.9x, compared to an average of 11.4x for the Selected Banks; and (ix) the average latest quarter annualized dividend yield for VFSC was 3.0% as compared to 3.6% for the Selected Banks.

     The comparison of Eastern to the Selected Thrifts showed among other things that based on financial data as of September 30, 1996 (other than certain instances in which June 30, 1996 data was the latest available data): (i) the ratio of Eastern's net loans to assets was 56.3% compared to an average of 56.3% for the Selected Thrifts; (ii) the ratio of Eastern's non-performing assets to total loans plus real estate owned was 2.4% compared to 2.6% for the Selected Thrifts; (iii) the ratio of Eastern's non-performing assets to the sum of stockholders' equity and loan loss reserves was 18.1% compared to an average of 11.3% for the Selected Thrifts; (iv) the ratio of Eastern's equity to total assets was 7.32% as compared to an average of 7.77% for the Selected Thrifts;
(v) the latest quarter annualized return on assets for Eastern was 0.67% compared to an average of 0.99% for the Selected Thrifts; (vi) the latest quarter annualized return on equity for Eastern was 8.89%, compared to an average of 12.73% for the Selected Thrifts; (vii) the ratio of Eastern's market price to its book value per common share was 1.28x compared to an average of 1.34x for the Selected Thrifts; (viii) the price/earnings ratio for the trailing twelve months earnings for Eastern was 14.8x, compared to an average of 10.6x for the Selected Thrifts; and (ix) the average latest quarter annualized dividend yield for Eastern was 2.5% as compared to 3.1% for the Selected Thrifts.


     The foregoing is a summary of the main elements of the financial analyses performed by Tucker Anthony, but it does not purport to be a complete description of such analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a summary description. Accordingly, notwithstanding the separate factors summarized above, Tucker Anthony believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all analyses and factors, or attempting to ascribe relative weights to some or all of such analyses or factors, could create an incomplete view of the evaluation process underlying Tucker Anthony's opinion. In addition, Tucker Anthony may have used the various analyses for different purposes and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Tucker Anthony's view of the actual value of Eastern to VFSC.

     In performing its analyses, Tucker Anthony made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of VFSC and Eastern. The analyses performed by Tucker Anthony are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as a part of Tucker Anthony's analysis of the fairness, from a financial point of view, to the holders of VFSC Common Stock of the consideration to be paid in the Merger to the holders of Eastern Common Stock, and were provided to VFSC's Board of Directors in connection with the delivery of Tucker Anthony's opinion. The analyses do not purport to be appraisals or to reflect the prices at which Eastern or VFSC might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Tucker Anthony's opinion is just one of the many factors taken into consideration by VFSC's Board of Directors. See "-- Recommendation of the VFSC Board and Reasons for the Merger" and "-- Background of the Merger".


EFFECTIVE TIME OF THE MERGER; CLOSING DATE

     If the Merger Agreement is approved and adopted by the requisite vote of VFSC and Eastern stockholders, and the other conditions to the Merger are satisfied or (where permissible) waived, the Merger will be consummated and become effective when the Certificate of Merger is filed with the Secretary of State of Delaware, or at such later date and time as is specified therein. Under the terms of the Merger Agreement, the Closing Date shall be the date on which the Effective Time occurs.

CONVERSION OF SHARES OF EASTERN COMMON STOCK PURSUANT TO THE MERGER

     At the Effective Time, automatically and without any action on the part of the holder thereof, each share of Eastern Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by dissenting stockholders ("Dissenting Shares"), shares held directly or indirectly by VFSC, other than shares in trust accounts, merged accounts and the like which are beneficially owned by third parties ("Trust Account Shares") and other shares held in respect of a debt previously contracted ("DPC Shares"), and any shares held as treasury stock by Eastern) shall become and be converted into either:

          (i) an amount in cash equal to the sum of (x) $7.25 plus (y) the product of 0.49 times the Average Closing Price (such total per share purchase price being referred to herein as the "Acquisition Price" and such total per share cash amount being referred to herein as the "Cash Distribution"); or

          (ii) the number of whole and fractional shares of VFSC Common Stock, rounded to the nearest ten-thousandth of a share, equal to the number obtained by dividing the Acquisition Price by the Average Closing Price (such number being referred to herein as the "Exchange Ratio" or the "Stock Distribution"); provided, however, that if the Average Closing Price is greater than or equal to $39.96 per share, the Acquisition Price shall equal $26.83, and if the Average Closing Price is less than or equal to $29.54 per share but greater than or equal to $26.06 per share, the Acquisition Price shall equal $21.72. If the Average Closing Price is less than $26.06, the Acquisition Price shall equal the sum of (x) $7.25 plus
     (y) the product of 0.5553 times the Average Closing Price.


If the Average Closing Price is less than $26.06 per share (the "Minimum Price"), then Eastern shall have the right to terminate the Merger Agreement, unless VFSC elects, in its sole discretion, to adopt $21.72 as the Adjusted Acquisition Price. The Acquisition Price shall be identical without regard to any election made pursuant to the procedures set forth in the Merger Agreement (see "-- Election Procedures"). In determining whether to elect to terminate the Merger Agreement in these circumstances, Eastern will take into account, consistent with its fiduciary duties, all relevant facts and circumstances existing at the time, including, without limitation, whether it believes that VFSC is prepared to (i) adopt $21.72 as the Acquisition Price, (ii) acquiesce in the termination of the transaction or (iii) seek to negotiate for a lesser increase in the Acquisition Price; the market for bank and thrift stocks in general; and the relative value of the Eastern Common Stock in the market and the advice of its financial advisors and legal counsel. By approving the Merger Agreement, the Eastern stockholders would be permitting the Eastern Board to determine, in the exercise of its fiduciary duties, to proceed with the Merger even if the Average Closing Price of the VFSC Common Stock during the pricing period is less than $26.06 per share.


     As of the Effective Time, each share of Eastern Common Stock held directly or indirectly by VFSC, other than Trust Account Shares, and DPC Shares, and each share of Eastern Common Stock held by

Eastern as treasury stock shall be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.

     The Merger Agreement defines "Average Closing Price" as the average of the closing bid prices of shares of VFSC Common Stock as reported on the Nasdaq NM composite transactions reporting system for the twenty consecutive trading days (the "Valuation Period") ending on the fifth business day prior to the Closing Date. The Merger Agreement defines "Merger Consideration" as the shares of VFSC Common Stock and/or cash that holders of Eastern Common Stock are entitled to receive under the Merger Agreement. Subject to the provisions of the Merger Agreement with respect to Dissenting Shares, each certificate that immediately prior to the Effective Time represented outstanding shares of Eastern Common Stock shall on and after the Effective Time be deemed for all purposes to represent the Merger Consideration into which the shares of Eastern Common Stock represented by such certificate shall have been converted.


     The total amount of the Cash Distribution to be made to all holders of shares of Eastern Common Stock will equal the product of $7.25 times the number of shares of Eastern Common Stock outstanding at the Effective Time (which product is currently estimated at $26.6 million). The balance of the Merger Consideration will consist of shares of VFSC Common Stock; if the Average Closing Price is between $29.54 and $39.96 per share, Eastern's stockholders will receive approximately 1.8 million shares of VFSC Common Stock, or approximately 28.1% of all shares outstanding upon consummation of the Merger and, if it is less than $29.54, they will receive an increasing number or shares, up to approximately 2.0 million shares of VFSC Common Stock, or approximately 30.7% of all shares outstanding upon consummation of the Merger, if the Average Closing Price is $26.06 per share.

          TABULAR AND GRAPHIC ILLUSTRATION OF THE MERGER CONSIDERATION
                       AT VARIOUS AVERAGE CLOSING PRICES

     The table below shows the Merger Consideration corresponding to various possible values of the Acquisition Price and Adjusted Acquisition Price, respectively. If the Average Closing Price is less than $26.06 and VFSC in its sole discretion so elects, the Merger Consideration will be based on the Adjusted Acquisition Price of $21.72. The Merger Consideration will be in the form of the Cash Distribution per share of Eastern Common Stock or the Stock Distribution of the number of shares of VFSC Common Stock to be exchanged for each share of Eastern Common Stock.

     There can be no assurance as to what the Average Closing Price will be or what the value of the Merger Consideration will be at or following the Effective Time. The table and graph below are intended as illustrative examples only. This illustration is qualified in its entirety by reference to the Merger Agreement. The highest and lowest Average Closing Prices depicted in the illustration are not intended to suggest that the Average Closing Price, when computed, will not be higher or lower than these respective values.


     As shown below, if the Average Closing Price were to be $41.625, the closing price of VFSC Common Stock on March 27, 1997, the Acquisition Price would be $26.83; an Eastern Stockholder receiving all cash would receive $26.83 per share of Eastern Common Stock, and an Eastern Stockholder receiving all stock would receive 0.6446 shares of VFSC Common Stock per share of Eastern Common Stock.


                                          MERGER CONSIDERATION
                                          (PAYABLE IN CASH OR
                                               IN STOCK)
   AVERAGE                           ------------------------------
CLOSING PRICE      ACQUISITION                            STOCK
  (OF VFSC          PRICE (PER           CASH         DISTRIBUTION
   SHARES)        EASTERN SHARE)     DISTRIBUTION     (VFSC SHARES)
-------------     --------------     ------------     -------------
   $44.000           $26.8300          $26.8300           0.6098
    42.000            26.8300           26.8300           0.6388
    41.625            26.8300           26.8300           0.6446

 ................................................................................

    40.000            26.8300           26.8300           0.6708
    39.960            26.8300           26.8300           0.6714

 ................................................................................


    38.000            25.8700           25.8700           0.6808
    36.000            24.8900           24.8900           0.6914
    34.000            23.9100           23.9100           0.7032
    32.000            22.9300           22.9300           0.7166
    30.000            21.9500           21.9500           0.7317


 ................................................................................

    29.540            21.7200           21.7200           0.7353
    28.000            21.7200           21.7200           0.7757
    26.060            21.7200           21.7200           0.8335

 ................................................................................

    26.000            21.6878           21.6878           0.8341
    24.000            20.5772           20.5772           0.8574
    22.000            19.4666           19.4666           0.8848

          If Eastern elects to terminate the Merger
   but VFSC elects to keep the Merger Agreement in effect:
--------------------------------------------------------------
                                  MERGER CONSIDERATION
                                   (PAYABLE IN CASH OR
                                        IN STOCK)
       ADJUSTED            -----------------------------------
ACQUISITION PRICE (PER         CASH         STOCK DISTRIBUTION
    EASTERN SHARE)         DISTRIBUTION       (VFSC SHARES)
----------------------     ------------     ------------------

 ................................................................................

    29.540            21.7200           21.7200           0.7353                       $21.7200              $21.7200
    28.000            21.7200           21.7200           0.7757                        21.7200               21.7200
    26.060            21.7200           21.7200           0.8335                        21.7200               21.7200

    29.540           0.8354
    28.000           0.9050
    26.060           0.9873

--------------------------------------------------------------------------------


Graph showing range of values of merger consideration per share of target company's stock as determined by price of acquiring company's stock, with example of value based on March 27, 1997 price of acquiring company's stock.

ELECTION PROCEDURES

     Following the Special Meetings and 25 business days prior to the anticipated Closing Date, or on such other date as may be mutually agreed upon by the parties (the "Mailing Date"), VNB, acting as an exchange agent appointed by VFSC (the "Exchange Agent"), will mail to each holder of record of shares of Eastern Common Stock outstanding as of five business days prior to the Mailing Date an election form (the "Election Form"), together with appropriate transmittal materials.

     The Election Form will permit a holder of shares of Eastern Common Stock to elect, with respect to some or all of such holder's shares of Eastern Common Stock, (i) to receive the Stock Distribution (the "Stock Election Shares"), (ii) to receive the Cash Distribution (the "Cash Election Shares"), or (iii) to indicate that such holder makes no election (the "No Election Shares").

     Any shares of Eastern Common Stock with respect to which the holder thereof shall not, as of the Election Deadline (as defined below), have made such an election by submission to the Exchange Agent of a properly completed Election Form, will be deemed to be No Election Shares. "Election Deadline" means 5:00 p.m., local time, on the 15th business day following but not including the Mailing Date or such other date as VFSC and Eastern shall mutually agree upon in writing.

     Any election shall have been properly made only if the Exchange Agent has received a properly completed Election Form by the Election Deadline. An Election Form will be properly completed only if accompanied by either (i) certificates representing all shares of Eastern Common Stock covered thereby or
(ii) an appropriate guarantee of delivery of such certificates as set forth in the Election Form from a member of a national securities exchange or the NASD, or a commercial bank or trust company in the United States, provided that if the certificates are not delivered by the time set forth in the guarantee of delivery (which time may not be later than two business days after the Election Deadline), the holder shall be entitled only to receive in respect of each share of Eastern Common Stock represented by such certificates the Merger Consideration to be received by holders of No Election Shares, as determined in accordance with the allocation provisions set forth below. As a result of this requirement, stockholders who submit Election Forms will not be able to sell their shares on the Nasdaq NM, or otherwise, after submitting their Election Forms and will be irrevocably bound to receive the Merger Consideration rather than retaining the ability to choose, up to the Effective Time, whether to sell their shares or to receive the Merger Consideration. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent, provided such notice is received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent will have reasonable discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.

     The total amount of the Cash Distribution to be made to all holders of shares of Eastern Common Stock will equal the product of $7.25 times the number of shares of Eastern Common Stock outstanding at the Effective Time (currently estimated at $26.6 million); the balance of the consideration to be paid to such holders will consist of shares of VFSC Common Stock. The allocation procedures contained in the Merger Agreement are intended to cause these aggregate amounts to be distributed among such holders as nearly as possible in accordance with their expressed wishes as set forth in their Election Forms.

     If the aggregate number of Stock Election Shares does not equal the Stock Conversion Number (as defined below), the Exchange Agent will within 10 business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, allocate among holders of shares of Eastern Common Stock outstanding at the Effective Time the right to receive with respect to each such share the Stock Distribution or the Cash Distribution as follows:

          (i) if the aggregate number of Stock Election Shares is less than the Stock Conversion Number (as defined below), then

             (a) all Stock Election Shares will be converted into the right to receive the Stock Distribution;

             (b) the Exchange Agent will select, on a pro rata basis, first from among the holders of No Election Shares and then (if necessary) from among the holders of Cash Election Shares, a sufficient number of such shares ("Stock Designee Shares") such that the number of Stock Designee Shares will, when added to the number of Stock Election Shares, equal as closely as practicable, but in no event be less than, the Stock Conversion Number, and all Stock Designee Shares will be converted into the right to receive the Stock Distribution; and

             (c) the Cash Election Shares and the No Election Shares not so selected as Stock Designee Shares will be converted into the right to receive the Cash Distribution; or

          (ii) if the aggregate number of Stock Election Shares is greater than the Stock Conversion Number, then

             (a) all Cash Election Shares will be converted into the right to receive the Cash Distribution;

             (b) the Exchange Agent will select, on a pro rata basis, first from among the holders of No Election Shares and then (if necessary) from among the holders of Stock Election Shares, a sufficient number of such shares ("Cash Designee Shares") such that the number of Cash Designee Shares will, when added to the number of Cash Election Shares, equal as closely as practicable, but in no event will it exceed, the Cash Conversion Number (as defined below), and all Cash Designee Shares will be converted into the right to receive the Cash Distribution; and

             (c) the Stock Election Shares and the No Election Shares not so selected as Cash Designee Shares will be converted into the right to receive the Stock Distribution.

     "Cash Conversion Number" means the number of outstanding shares of Eastern Common Stock as of the Effective Time, including all Dissenting Shares, if any, multiplied by the ratio of $7.25 to the Acquisition Price. "Stock Conversion Number" means the number of outstanding shares of Eastern Common Stock as of the Effective Time minus the Cash Conversion Number.

     The proration process to be used by the Exchange Agent shall be as the Exchange Agent deems equitable in its sole reasonable discretion, provided that each holder of Stock Election Shares shall, to the greatest extent possible, except for rounding to whole numbers of shares, be subject to the same degree of proration as each other holder of Stock Election Shares.

CERTIFICATE EXCHANGE PROCEDURES

     Certificates representing shares of Eastern Common Stock outstanding immediately prior to the Effective Time that are converted into the Merger Consideration (the "Certificates"), shall, after the Effective Time, be deemed to represent the Merger Consideration into which such shares have been converted and shall be exchangeable by the holders thereof for (i) new certificates representing the shares of VFSC Common Stock into which such shares have been converted and/or (ii) a check for the total cash amount into which such shares have been converted.

     Upon surrender of a Certificate, together with a duly executed letter of transmittal and any other required documents, the holder of such Certificate will be entitled to receive, in exchange therefor, as soon as practicable, a certificate for the number of shares of VFSC Common Stock and/or a check for the cash amount to which such holder is entitled, and such Certificate shall forthwith be canceled. No interest will be paid on the cash amount payable with respect to any unsurrendered Certificate representing Cash Election Shares.

     In lieu of the issuance of fractional shares of VFSC Common Stock, a payment in cash, without interest, will be made to the holders of Eastern Common Stock in respect of any fractional share that would otherwise be issuable, equal to an amount in cash determined by multiplying such holder's fractional interest by the Acquisition Price (rounded up to the nearest cent). If any Certificate has been lost, stolen or destroyed, upon receipt of appropriate evidence as to such loss, theft or destruction and to the ownership of such Certificate by the person claiming such Certificate to be lost, stolen or destroyed, and the receipt by VFSC of appropriate and customary indemnification, VFSC will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any fractional share payment.

     If any Merger Consideration is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the delivery of the Merger Consideration.

TREATMENT OF EASTERN STOCK OPTIONS

     As soon as practicable following the Eastern Meeting and in any event not later than 10 business days prior to the Effective Time, each holder of a then-outstanding stock option to purchase shares of Eastern Common Stock pursuant to Eastern's 1984 and 1987 stock option plans (the aggregate number of shares of Eastern Common Stock subject to purchase under which options shall not at the Effective Time exceed 398,975 shares) shall be entitled to exercise such option (whether or not such option would otherwise have been exercisable) at the exercise price thereof. If such options are not so exercised, then each such holder shall be entitled to elect by written notice to VFSC, delivered not later than 10 business days prior to the Effective Time, either (i) to receive, immediately prior to the Effective Time, from Eastern in cancellation of each such option a cash payment in an amount equal to the excess of $24.28 over the per share exercise price of such option, multiplied by the number of shares covered by such option (less any withholding required under applicable federal or state income tax law), or (ii) to have each such option, upon the Effective Time, converted into an option to purchase shares of VFSC Common Stock. Any option so converted shall have the following terms:


          (a) the number of shares of VFSC Common Stock subject to such option shall be equal to the product of the number of shares of Eastern Common Stock previously subject thereto multiplied by the Exchange Ratio, rounded down to the nearest whole share;

          (b) the exercise price per share of VFSC Common Stock subject to such option shall be equal to the exercise price per share of Eastern Common Stock previously subject thereto divided by the Exchange Ratio, rounded up to the nearest cent;

          (c) the duration and other terms of such option shall be unchanged, except that all references to Eastern shall be deemed to be references to VFSC;

          (d) VFSC shall assume the option as contemplated by section 424(a) of the Code; and

          (e) with respect to any such option that is an incentive stock option within the meaning of section 422 of the Code, VFSC shall take such actions (other than delaying the date on which such option becomes exercisable beyond the date on which it would otherwise become exercisable pursuant to the terms thereof) as may be necessary or appropriate to cause such option, upon being converted into an option to purchase shares of VFSC Common Stock, to remain an incentive stock option.


     If any such holder fails either to exercise such holder's options as provided for above or to elect one of the other two foregoing alternatives, then such holder's options shall terminate at the Effective Time as provided in the applicable Eastern stock option plans.

CONDUCT OF BUSINESS PENDING THE MERGER

     Pursuant to the Merger Agreement, each of Eastern and Vermont Federal has agreed that, except as specifically required or permitted pursuant to the Merger Agreement or as otherwise specifically disclosed therein, it will prior to the Effective Time carry on its business in the ordinary course consistent with past practice.

     In addition, each of Eastern and Vermont Federal has agreed that, except as contemplated by the Merger Agreement, prior to the Effective Time, it will not, directly or indirectly, do any of the following without the prior written consent of VFSC:

          (a) engage or participate in any material transaction or incur or sustain any material obligation or liability except in the ordinary, regular and usual course of its business consistent with past practices, including without limitation entering into any settlement agreement or understanding with respect to any material litigation matters;

          (b) accept, renew or roll over any "brokered deposit" or offer an interest rate with respect to any deposit that would either constitute an impermissible interest rate with respect to deposits of an undercapitalized insured depository institution or otherwise set interest rates on deposits that depart from past practices of Vermont Federal;

          (c) except in the ordinary, regular and usual course of business consistent with past practices and in an immaterial aggregate amount, sell, lease, transfer, assign, encumber or otherwise dispose of or enter into any contract, agreement or understanding to lease, transfer, assign, encumber or dispose of any of its assets;

          (d) relocate, or file any application to relocate, any branch office;

          (e) terminate, or give any notice (written or verbal) to customers or governmental authorities or agencies to terminate the operations of any branch office;

          (f) waive any material right, whether in equity or at law, that it has with respect to any asset except in the ordinary, regular and usual course of business consistent with past practices;

          (g) declare or pay any dividends on or make any other distributions in respect of the Eastern Common Stock, except that Eastern shall be permitted to declare and pay regular quarterly cash dividends to its stockholders of $0.14 per share for the quarter ending September 30, 1996, $0.16 per share for the quarters ending December 31 and March 31, 1997 and $0.18 per share for the quarter ending June 30, 1997, provided, however, that Eastern may not declare or pay any such regular quarterly cash dividend hereunder greater than $0.14 per share if the aggregate amount of such dividend would exceed forty percent (40%) of Eastern's net income for the fiscal quarter for which the dividend would be declared or paid;

          (h) adopt or amend in any material respect any pension plan or benefit plan or enter into any employment, severance or similar contract with any person or amend any such existing agreement, plan or contract to increase any amounts payable thereunder or benefits provided thereunder, or grant or permit any increase in compensation to its employees as a class, except in the ordinary course of business consistent with past practices, or pay any bonus except as agreed to by Eastern or Vermont Federal and VFSC and as disclosed in the Merger Agreement;

          (i) subject to its directors' fiduciary duties and obligations, authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement with respect to, any merger, consolidation, purchase and assumption transaction or business combination (other than the Merger), any acquisition of a material amount of assets or securities or assumption of liabilities, any disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights not in the ordinary course of business and inconsistent with past practices;

          (j) propose or adopt amendments to its certificate or articles of incorporation or by-laws;

          (k) issue, deliver or sell any shares of its capital stock except upon exercise or fulfillment of options issued or existing on the date of the Merger Agreement, or effect any stock split, reverse stock split, recapitalization, reclassification or similar transaction or otherwise change its equity capitalization;

          (l) grant, confer or award any options, warrants, conversion rights or other rights, not existing on the date of the Merger Agreement, to acquire any shares of its capital stock;

          (m) purchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except in a fiduciary capacity;

          (n) impose, or suffer to exist the imposition, on any share of capital stock held by it or by any of its subsidiaries of any material lien, charge or encumbrance, or permit any such lien, charge or encumbrance;

          (o) incur, or permit any of its subsidiaries to incur, any additional debt obligation or other obligation for borrowed money, or guaranty any additional debt obligation or other obligation for borrowed money, except in the ordinary course of business consistent with past practices;

          (p) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith, other than capital expenditures and such related obligations or liabilities incurred or committed to in the ordinary and usual course of business consistent with past practices, which, in all cases, do not individually exceed $50,000 or cumulatively exceed $150,000;

          (q) change its methods of accounting in effect at September 30, 1995, except as may be required by changes in generally accepted accounting principles, or change its fiscal year;

          (r) make any loan or extension of credit or enter into any commitment therefor on other than Vermont Federal's customary terms, conditions and standards and in accordance with applicable law and regulation and consistent with prudent banking practices, and in any event Eastern and Vermont Federal are required to provide VFSC with monthly reports of all loans, extensions of credit and commitments therefor equal to or greater than $500,000, individually, and to consult with VFSC prior to making or entering into any new loan, extension of credit or commitment therefor equal to or greater than $750,000 individually, or which, when aggregated with all other loans, extensions of credit and commitments therefor to a single borrower or affiliated group of borrowers, equals at least $1,500,000; and

          (s) agree, in writing or otherwise, to take any actions prohibited under the Merger Agreement or any action that would make any of its representations or warranties contained in the Merger Agreement untrue or incorrect or would otherwise violate any of its other agreements or commitments contained in the Merger Agreement in any material respect.

     Each of Eastern and Vermont Federal has also agreed that, except as may be specifically required or permitted pursuant to the Merger Agreement or specifically described therein or in the accompanying disclosure schedule, it shall:

          (a) use all reasonable efforts, and cause each of its subsidiaries to use all reasonable efforts, to preserve intact its business organization and goodwill in all material respects, keep available the services of its officers and employees as a group and maintain satisfactory relationships with borrowers, depositors, other customers and others having business relationships with it;

          (b) at VFSC's request, use all reasonable efforts to cooperate with VFSC with respect to preparation for the combination and integration of the businesses, systems and operations of Eastern and VFSC, and confer on a regular and frequent basis with one or more representatives of VFSC to report on operational and related matters;

          (c) subject to any restrictions under applicable law or regulation, promptly notify VFSC of any emergency or other change in the normal course of its or its subsidiaries' businesses or in the operation of its or its subsidiaries' properties and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) if such emergency, change, complaint, investigation or hearing would be material to its or its subsidiaries' assets, properties, liabilities, business, results of operations, condition (financial or regulatory); and

          (d) file all reports, applications and other documents required to be filed by it with the OTS, the Federal Reserve Board, the FDIC, any other federal or state banking or other governmental agency or authority between the date of the Merger Agreement and the Effective Time and shall furnish to VFSC copies of all such reports promptly after the same are filed.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Mutual Conditions. The respective obligations of VFSC and Eastern to consummate the Merger are subject to satisfaction at or prior to the Effective Time of the following conditions:

          (a) The Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the requisite vote of Eastern and VFSC stockholders;

          (b) Other than the filing of the Certificate of Merger, all necessary approvals, authorizations and consents of any governmental or regulatory authority or agency necessary for the consummation of the transactions contemplated by the Merger Agreement shall have occurred or been file or obtained and shall be in full force and effect, and all statutory waiting periods in respect thereof shall have expired or been terminated (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals");


          (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement shall be in effect; and

          (d) No stop order suspending the effectiveness of the Form S-4 Registration Statement registering the shares of VFSC Common Stock to be issued in the Merger of which this Joint Proxy Statement-Prospectus forms a part shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the Commission.

     Conditions to VFSC's Obligations. The obligation of VFSC to effect the Merger and the transactions contemplated thereby is also subject to the following conditions, any or all of which may be waived in whole or in part by VFSC in its sole discretion:

          (a) No material adverse change shall have occurred since September 30, 1996 in the business, operations, results of operations, assets, liabilities or condition of Eastern or Vermont Federal;

          (b) VFSC shall have received assurances that Eastern and Vermont Federal's representations and warranties are true at the Closing Date and that all of Eastern's pre-closing obligations have been complied with;

          (c) All required approvals of non-governmental third parties that are the responsibility of Eastern or Vermont Federal to obtain shall have been received;

          (d) None of the Requisite Regulatory Approvals shall contain any materially burdensome condition or restriction;

          (e) VFSC shall have received a legal opinion from Sullivan & Worcester LLP, VFSC's outside counsel, that the Merger will constitute a tax-free reorganization within the meaning of section 368(a) of the Code;

          (f) VFSC shall have received a legal opinion from Hale and Dorr LLP, Eastern's outside counsel, regarding certain corporate and other matters in such form as is customary in transactions of this type;

          (g) Eastern shall have delivered a letter identifying persons deemed to be its affiliates and, to the extent received by Eastern, delivery of letters from such persons agreeing to comply with certain limitations applicable after the Effective Time to their sales of VFSC Common Stock received in the Merger; and

          (h) The Dissenting Shares shall not represent more than 20% of the shares of Eastern Common Stock issued and outstanding immediately prior to the Effective Time.

     Conditions to Eastern and Vermont Federal's Obligations. The obligation of Eastern to effect the Merger and the other transactions contemplated in the Merger Agreement is also subject to the satisfaction of the following conditions, any or all of which may be waived by Eastern in its sole discretion:

          (a) No material adverse change shall have occurred since December 31, 1995 in the business, operations, results of operations, assets, liabilities, or condition of VFSC;

          (b) Eastern shall have received assurances that VFSC's representation and warranties are true at the Effective Time and that all of VFSC's pre-closing obligations have been complied with;

          (c) All required approvals of non-governmental third parties that are the responsibility of VFSC to obtain shall have been received;

          (d) Eastern shall have received a legal opinion from Hale and Dorr LLP that the Merger will constitute a tax-free reorganization within the meaning of section 368(a) of the Code and any taxable gain realized by any Eastern stockholder as a result of the Merger will not exceed the amount of cash received by such stockholder;

          (e) The shares of VFSC Common Stock issuable at the Effective Time shall have been authorized for listing on the Nasdaq NM upon official notice of issuance; and

          (f) Eastern shall have received a legal opinion from Sullivan & Worcester LLP regarding certain corporate and other matters in such form as is customary in transactions of this type.

TERMINATION

     The Merger Agreement will be subject to termination any time prior to the Effective Time (i) by mutual agreement of the parties; (ii) by either party if the Merger shall not have been consummated on or before November 30, 1997 or such later date as the parties may agree; (iii) by either party if any Requisite Regulatory Approval or the approval of the stockholders of Eastern or the stockholders of VFSC is not obtained or if consummation of the transactions contemplated by the Merger Agreement is enjoined or otherwise prohibited; (iv) by either party for a material breach of any representation, warranty or covenant or other agreement contained in the Merger Agreement by the other party, which breach is not cured after 30 days written notice thereof is given to the party committing such breach; (v) by Eastern if the Average Closing Price is less than $26.06 per share, subject to VFSC's right to elect to increase the number of shares of VFSC Common Stock issuable in the Merger by using the Adjusted Acquisition Price; and (vi) by VFSC if the Eastern Board does not recommend to Eastern's stockholders the approval of the proposals to be submitted to such stockholders in accordance with the Merger Agreement or if such recommendation is subsequently withdrawn, modified or amended in any way that is materially adverse to VFSC.

     If either party terminates the Merger Agreement for any of the foregoing reasons, neither party shall have any further liability under the Merger Agreement; provided, however, in the event of a party's gross negligence or willful breach of any material representation, warranty, covenant or agreement contained in the Merger Agreement, the breaching party shall remain liable for any and all damages, costs and expenses sustained or incurred by the non-breaching party. In addition, Eastern will be liable for a cash payment of up to $1 million if there should occur an event that would entitle VFSC to exercise the option granted to it under the Stock Option Agreement. This termination fee is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement and may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all of or a significant interest in Eastern from considering or proposing such an acquisition.

AMENDMENT, EXTENSION AND WAIVER

     At any time prior to the consummation of the transactions contemplated by the Merger Agreement or termination of the Merger Agreement, whether before or after the approvals of the parties' respective stockholders, the parties may amend the Merger Agreement, extend the time for the performance of any of the obligations or other acts of any other party hereto, waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto, or waive compliance with any of the agreements or conditions with respect to covenants of the parties or closing conditions of the Merger (other than the mutual conditions described above); provided, however, that there may not be, without further approval of the parties' stockholders, to the extent required by law, any amendment, extension or waiver of the Merger Agreement that changes the amount or form of the consideration to be delivered to the Eastern stockholders other than as may be expressly contemplated by the Merger Agreement. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto. Any agreement on the part of any party to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

REQUISITE REGULATORY APPROVALS


     The Merger is subject to approval by the Federal Reserve Board upon notice by VFSC of the Merger pursuant to Section 4(c)(8) of the BHC Act, and by the MBBI upon application by VFSC pursuant to Sections 2 and 4 of Chapter 167A of the Massachusetts General Laws. VFSC has also provided prior notice of the Merger to the Vermont Department, the Department of Justice and the FTC. In evaluating whether to approve VFSC's notice of the Merger, the Federal Reserve Board, or the Federal Reserve Bank of Boston, acting on delegated authority, is required to consider whether the activities of a federal savings bank (i.e. those of Vermont Federal) to be undertaken by VFSC as a result of the Merger can reasonably be expected to produce benefits to the public (such as greater convenience, increased competition or gains in efficiency) that outweigh possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices). Such consideration includes an evaluation of the financial and managerial resources of VFSC and Eastern and the effect of the Merger on such resources. With respect to the approval of the Merger by the MBBI, the approval criteria under the Massachusetts statute are ordinarily applicable to acquisitions of banking institutions located in Massachusetts, and the MBBI's approval should depend upon its determination that the Merger does not unreasonably affect competition among Massachusetts banking institutions and that it promotes public convenience and advantage. The MBBI must also receive notice from the Massachusetts Housing Partnership Fund the ("MHPF") that arrangements satisfactory to the MHPF have been made, to the extent applicable, for the proposed acquiror to fund certain statutory pledge obligations. In the case of an acquisition of a target institution that is not doing business or otherwise deemed to have any assets located in Massachusetts, as is the case with respect to the Merger, such statutory obligation should not result in any additional financial obligation being imposed upon the acquiror by the MHPF. There can be no assurance that the Merger will be approved by the Federal Reserve Board, the MBBI or any other applicable regulatory agency or body. If such approvals are received, there can be no assurance as to the date of such approvals or the absence of any litigation challenging the Merger. The Merger will not occur until all regulatory approvals, notices or other filings required to consummate the Merger have been obtained or made and are in full force and effect, and any statutory waiting periods in respect thereof have expired.


     Except for state securities ("blue sky") filings, the parties are not aware of any other regulatory approvals or filings that are required for consummation of the Merger, except as described above. Should any other approvals or filings be required, it is presently contemplated that such approvals or filings will be sought or made, as appropriate. There can be no assurances given, however, that any other approvals, if required, will be obtained.

     The Merger will not be consummated unless all of the requisite regulatory approvals or other filings pertaining to the transactions contemplated by the Merger Agreement are obtained or made, as appropriate. See "-- Conditions to Consummation of the Merger."

     While it is not a condition to the consummation of the Merger, VFSC also intends to consolidate the operations of Vermont Federal with those of VNB, by causing Vermont Federal to be merged into VNB (the "Subsidiary Merger") as soon as practicable following the completion of the Merger. The consummation of the Subsidiary Merger will require certain additional regulatory filings and approvals, including the prior approval of the OCC and prior notice to the OTS.

EXPENSES

     In general, each party will pay its own expenses in connection with the Merger, except that in the event of gross negligence or willful breach, a party breaching the Merger Agreement shall be liable for damages, costs and expenses including reasonable attorneys' fees incurred by the nonbreaching party.

STOCK OPTION AGREEMENT

     Simultaneously with the execution of the Merger Agreement, VFSC and Eastern entered into the Stock Option Agreement. Pursuant to the Stock Option Agreement, Eastern granted to VFSC an option to purchase, subject to adjustment in certain events, up to 732,425 shares of Eastern Common Stock at an exercise price of $21.00 per share. The Option becomes exercisable in whole or in part, after the occurrence of both an Initial Triggering Event and a Subsequent Triggering Event (each as defined below).

     The term "Initial Triggering Event" means the occurrence at any time after November 13, 1996 of: (i) the agreement by Eastern or any subsidiary thereof to enter into, or the approval or acceptance by Eastern's Board of Directors of or recommendation by Eastern's Board of Directors to Eastern's stockholders of, any transaction involving a merger or consolidation, a purchase, lease or other acquisition of all or substantially all of the assets of Eastern or any significant subsidiary of Eastern (except as contemplated by the Merger Agreement), or a purchase or other acquisition of securities representing fifteen percent 15% or more of the voting power of Eastern or any significant subsidiary of Eastern (each of the foregoing an "Acquisition Transaction") without VFSC's prior written consent; (ii) the acquisition by any person (other than VFSC, its subsidiaries and Eastern acting in a fiduciary capacity) owning beneficially less than 15% of the outstanding shares of Eastern Common Stock on November 13, 1996 of beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Eastern Common Stock, or the acquisition by any person owning beneficially more than 15% of the outstanding shares of Eastern Common Stock on November 13, 1996 of beneficial ownership of an additional 5% of the outstanding shares of Eastern Common Stock;
(iii) the making by any person, other than VFSC or any subsidiary of VFSC, of a bona-fide proposal to Eastern or its shareholders to engage in an Acquisition Transaction by public announcement or written communication that shall be or become the subject of public disclosure; (iv) the breach by Eastern after a proposal as described in the preceding clause (iii) of certain covenants in the Merger Agreement, unless remedied within an applicable notice period; or (v) the filing by any person other than VFSC or any subsidiary of VFSC, other than in connection with a transaction to which VFSC has given its prior written consent, of an application or notice with the OTS or Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

     The term "Subsequent Triggering Event" means either (i) the acquisition after November 13, 1996 by any person of beneficial ownership of 24.9% or more of the then outstanding Eastern Common Stock; or (ii) the occurrence of the Initial Triggering Event described in subparagraph (i) of the foregoing paragraph, except that, in respect of the purchase or other acquisition of securities of Eastern or any significant subsidiary of Eastern, the percentage of voting power represented by such securities shall be 24.9% rather than 15%.

     The Option will expire upon the earliest of:

          (i) the Effective Time of the Merger;

          (ii) any termination of the Merger Agreement in accordance with the provisions thereof if such termination (w) occurs prior to the occurrence of an Initial Triggering Event, (x) is because of a failure to obtain any Requisite Regulatory Approvals, (y) is made at the election of Eastern because of a specified decline in the price per share of the common stock of VFSC, or (z) by Eastern because of a material breach by VFSC of a representation, warranty, covenant or other agreement; or

          (iii) except as provided in the foregoing clause (ii), twelve months after the termination of the Merger Agreement in accordance with the provisions thereof after the occurrence of an Initial Triggering Event.

     Notwithstanding the termination of the Option, VFSC will be entitled to purchase those Option Shares with respect to which it has exercised the Option in whole or in part prior to the termination of the Option.


     The Stock Option Agreement also provides that upon the occurrence of any event which would cause the Option to be exercisable, Eastern shall (i) at the request of VFSC, prepare and file a registration statement under the Securities Act with respect to any or all of the Option Shares and shall use its best efforts to cause such registration statement to become effective and (ii) notify VFSC of any determination by Eastern to proceed with the preparation and filing of a registration statement under the Securities Act with respect to any Eastern Common Stock and cause any or all Option Shares which VFSC shall request to be included in such registration statement. VFSC may also require, upon the Option becoming exercisable, that Eastern repurchase the unexercised Option, in whole or in part, at a purchase price intended to provide VFSC with the same economic benefit as it would realize if it exercised the Option and subsequently sold the Option Shares.


     The Stock Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement and may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all of or a significant interest in Eastern from considering or proposing such an acquisition.

STOCKHOLDERS AGREEMENT


     Four members of the Eastern Board, who beneficially own in the aggregate 465,488 shares of Eastern Common Stock (not including 246,000 shares that may be acquired upon the exercise of options), representing approximately 12.7% of the shares of Eastern Common Stock issued and outstanding on the Eastern Record Date, have executed the Stockholders Agreement with respect to such shares. Pursuant to the Stockholders Agreement, each such director has agreed (i) to vote all shares of Eastern Common Stock beneficially owned by such director and entitled to vote thereon in favor of the Merger, (ii) to vote all such shares against any other proposal involving a merger, acquisition, consolidation, sale of a material amount of assets or other business combination with respect to Eastern, (iii) generally not to sell, assign, transfer, encumber or otherwise dispose of such shares, and (iv) to recommend the Merger, subject to such director's fiduciary duty, to Eastern's stockholders. The Stockholders Agreement shall remain in effect until the earlier of the consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.


NO SOLICITATION

     Eastern has agreed that it shall not (and shall use all reasonable efforts to cause its officers, directors, employees, representatives and agents, not
to), directly or indirectly, encourage, solicit, initiate or, subject to the fiduciary obligations of the Eastern Board (as advised by outside counsel), participate in any discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than VFSC and its affiliates or representatives) concerning any Acquisition Transaction. Notwithstanding the foregoing, Eastern and the Eastern Board are not prohibited from taking and disclosing to Eastern's stockholders a position with respect to a tender offer by a third party pursuant to certain rules promulgated under the Exchange Act or from making such disclosure to Eastern's stockholders as, in the judgment of the Eastern Board with the advice of outside counsel, may be required under applicable law. Eastern will immediately communicate to VFSC the terms of any proposal, discussion, negotiation or inquiry and the identity of the party making such proposal or inquiry. Any such communication shall be delivered no less promptly than by telephone within 24 hours after Eastern's receipt of any such proposal or inquiry or its receipt of any request for information from the Federal Reserve Board, the OTS, the Department of Justice or any other governmental agency or authority with respect to a proposed Acquisition Transaction.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Indemnification of Directors and Officers. The Merger Agreement provides that the provisions with respect to indemnification existing in favor of, and all limitations on the personal liability of, any director, officer or other employee of Eastern or any of its subsidiaries contained in the Eastern Certificate and Eastern By-laws on the date of the Merger Agreement with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect in perpetuity. VFSC has also agreed to use all reasonable efforts to cause to be maintained in effect for a period of not less than six years from the Effective Time the current policies of the directors' and officers' liability insurance of Eastern (or substitute policies of at least the same coverage with terms and conditions that are not less favorable than those presently maintained by Eastern), with respect to matters occurring at or prior to the Effective Time. However, VFSC is not required to expend an aggregate amount in excess of $207,000 for such insurance.


     As described under "SUMMARY -- Management and Operation after the Merger," VFSC is required to designate three members of the current Eastern Board to serve as members of the VFSC Board. VFSC has not yet designated the members of the Eastern Board who will serve on the VFSC Board.

     Employment Agreements with Named Officers. Eastern has employment agreements (collectively, the "Employment Agreements") with each of Messrs. Cobb and Humphrey (collectively, the "Named Officers"), pursuant to which each of the Named Officers is entitled, upon the termination of employment with Eastern in connection with a "change of control," to receive a lump-sum payment equal to three times his average annual compensation for the five most recent years, less $1.00 and less any special bonus paid in connection with such change of control. Eastern also has severance agreements (collectively, the "Severance Agreements") with Janine Pinel and Robert Hamme, its two executive officers other than the Named Officers, pursuant to which each is entitled, upon this termination of employment in connection with a "change of control," to receive a lump-sum payment equal to 12 times such officer's current monthly compensation. The Merger will constitute a "change of control" under the Employment Agreements and Severance Agreements. Assuming that the Merger were to be consummated during 1997 and that there were to be no increase in the monthly compensation of Ms. Pinel and Mr. Hamme, the aggregate amounts of such lump-sum payments would be approximately $955,000, $714,000, $76,000 and $120,000, respectively. Messrs.
Cobb and Humphrey will also be entitled to certain health insurance benefits, as described under "-- Employment Obligations."


     Executive Officer Stock Options. Eastern has granted stock options (the "Eastern Stock Options") to the Named Officers and to certain other executive level officers under Eastern's stock option plans. As described above under "-- Treatment of Eastern Stock Options," at the Effective Time such stock options will become immediately exercisable in full pursuant to the accelerated vesting provisions contained in the agreements under which such options were granted.

     The following table sets forth, as of March 27, 1997, with respect to the Named Officers and all executive officers as a group (i) the number of shares covered by Eastern Stock Options held by such person, (ii) the number of shares covered by currently-exercisable Eastern Stock Options held by any such persons,
(iii) the number of additional shares covered by Eastern Stock Options held by such persons that will become exercisable upon consummation of the Merger, (iv) the weighted average exercise price of all such Eastern Stock Options held by such persons, and (v) the aggregate value (i.e. the Acquisition Price less the weighted average option exercise price per option) of all such options based upon the $24.875 per share closing price of Eastern Common Stock on March 27, 1997.

                                                              OPTIONS
                                                              BECOMING
                                                            EXERCISABLE         WEIGHTED
                                              OPTIONS           UPON            AVERAGE
                                             CURRENTLY      CONSUMMATION     EXERCISE PRICE     AGGREGATE VALUE
          NAME             OPTIONS HELD     EXERCISABLE      OF MERGER         PER OPTION         OF OPTIONS
-------------------------  ------------     -----------     ------------     --------------     ---------------
John A. Cobb.............     157,500         157,500              --            $ 8.79           $ 2,533,388
E. David Humphrey........      75,000          75,000              --              8.27             1,245,375
Robert K. Hamme..........       6,000           4,800           1,200             11.85                78,150
All executive officers as
  a group (4 persons)....     238,500         237,300           1,200            $ 8.70           $ 3,856,913


EMPLOYMENT OBLIGATIONS


     VFSC is not obligated to employ any person who is employed by Eastern immediately prior to the Effective Time. Following the Effective Time, VFSC will, or will cause its subsidiaries to, honor in accordance with their terms all employment, severance and other compensation contracts between Eastern or any subsidiary thereof and any director, officer or employee thereof, and all provisions for benefits or other amounts earned or accrued through the Effective Time under Eastern's pension or benefit plans. VFSC agrees to provide those persons who are employees of Eastern or any subsidiary of Eastern at the Effective Time and who are thereafter employed by VFSC or a subsidiary of VFSC with the benefits maintained by VFSC and its affiliates from time to time for the benefit of their employees similarly situated. VFSC will cause each plan, program or arrangement included among the benefits of VFSC to be provided after the Effective Time (other than VFSC's defined benefit pension plan) to treat the prior service of each such employee with Eastern or its affiliates, to the extent such prior service is recognized under the comparable plan, program or arrangement of the Eastern, as service rendered to VFSC or its affiliate, as the case may be, for purposes of eligibility to participate, vesting, and eligibility for special benefits under each such plan, program or arrangement of VFSC, but not in any case for benefit accrual attributable to any period before the Effective Time. Any employee of Eastern or any subsidiary of Eastern who becomes an employee of VFSC or any subsidiary of VFSC immediately following the Effective Time who is not otherwise covered by an employment, severance or other compensation agreement and who has been identified by VFSC within the first six months from and after the Closing Date as an employee whose employment shall be terminated as a result of VFSC's consolidation and/or cost-saving efforts following the Effective Time, shall be entitled to receive from and after the date of such employee's termination of employment certain salary continuation payments based on the length of the employee's employment by Eastern (two weeks of continued salary for each full year of service with Eastern, up to a maximum of 26 weeks of salary continuation). In addition to the foregoing, Messrs. Cobb and Humphrey will continue to receive, following any termination of their employment with VFSC or any VFSC subsidiary following the Effective Time, health care continuation coverage under VFSC's appropriate group health plan until such persons reach the age at which they become eligible to receive Medicare health coverage, subject to certain conditions.


RESALE OF VFSC COMMON STOCK

     The shares of VFSC Common Stock to be issued pursuant to the Merger Agreement have been registered under the Securities Act by means of the Registration Statement of which this Joint Proxy Statement-Prospectus forms a part. Accordingly, such shares will be freely transferable under the Securities Act, except for shares issued to persons who are affiliates of Eastern at the time of the Eastern Meeting and persons who are affiliates of VFSC at the time of such proposed transfer. Such persons will generally be able to resell such shares only pursuant to an effective registration statement under the Securities Act or pursuant to a statutory or regulatory exemption or "safe harbor" from the registration requirements of the Securities Act, including the provisions of Rule 144 and Rule 145 under the Securities Act discussed below. Affiliates of a person are other persons who control, are controlled by, or are under common control with the person. The affiliates of a corporation are generally deemed to include its executive officers, directors and significant (i.e. 10% or more) stockholders.

     Affiliates of VFSC who desire to dispose of shares of VFSC Common Stock acquired in the Merger may utilize the "safe harbor" provided by Rule 144 promulgated under the Securities Act ("Rule 144"). Rule 144 permits, among other things, the resale of such shares if certain conditions are met. These conditions include the requirement that VFSC have filed all reports required of it under the Exchange Act for the past 12 months, a limitation on the number of shares sold by the affiliate in any three-month period, and a restriction on the manner in which the sale is made. In most cases, a notice of proposed sale must also be filed with the Commission.

     Persons who are affiliates of Eastern at the time of the Eastern meeting and are not affiliates of VFSC at the time of a proposed resale may utilize the resale provisions of Rule 145 promulgated under the Securities Act ("Rule 145"). During the two years following the Effective Time, such resale would be subject to the satisfaction of the conditions imposed under Rule 144 which are described above, other than the notice of proposed sale requirements. After two years, only the condition relating to VFSC's Exchange Act reports is applied and, after three years, Rule 145 imposes no restriction on dispositions by persons who were not affiliates of VFSC for at least three months preceding the proposed disposition.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes certain federal income tax consequences of the Merger, including certain consequences to stockholders of Eastern who are citizens or residents of the United States and who hold their shares as capital assets. It does not discuss all aspects of federal income taxation that may be relevant to a particular Eastern stockholder in light of the stockholder's personal circumstances (for example, an Eastern stockholder who acquired shares of Eastern stock pursuant to the exercise of employee stock options or otherwise as compensation), or to Eastern stockholders subject to special federal income tax treatment (such as foreign persons, insurance companies, regulated investment companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations, persons subject to the alternative minimum tax, persons that have a functional currency other than the U.S. dollar, or persons who hold Eastern stock as part of a straddle, hedging transaction or conversion transaction). In addition, this summary does not address any aspects of state, local, foreign or other tax laws that may be relevant to Eastern stockholders.

     It is the policy of the Internal Revenue Service (the "IRS") not to rule directly on the tax status of transactions such as the Merger, and no such ruling will be sought. The obligations of VFSC and Eastern to effect the Merger are each conditioned upon receipt by each from its counsel of an opinion dated as of the Effective Time, in form and substance reasonably satisfactory to it, regarding certain tax consequences of the Merger. Such opinions are collectively substantially to the effect that for federal income tax purposes the Merger constitutes a reorganization within the meaning of section 368 of the Code, that no gain or loss will be recognized by Eastern or VFSC as a result of the Merger and that no gain or loss will be recognized by the stockholders of Eastern as a result of the Merger except to the extent of cash received as part of the Merger Consideration, cash received in lieu of a fractional share of VFSC Common Stock or cash received by dissenting stockholders, if any. In rendering their opinions, counsel will reply upon, and assume the factual accuracy of, representations of VFSC, Eastern, and certain stockholders of Eastern, including a representation that there is no plan or intent on the part of the stockholders of Eastern receiving VFSC stock to engage in a sale or other disposition of such stock that would result in the reduction of the ownership of shares of VFSC stock received by the Eastern stockholders in the Merger to a number of shares having a value as of the Effective Time of less than 50% of the aggregate fair market value of all the outstanding shares of Eastern stock. Such opinions are not binding on the IRS and would not, in any event, prevent the IRS from challenging the tax-free nature of the Merger under the Code.

     Tax opinions of Hale and Dorr LLP and Sullivan & Worcester LLP have been filed as exhibits (the "Exhibit Opinions") to the Registration Statement of which this Joint Proxy Statement-Prospectus is a part. However, it is a condition of the respective obligations of VFSC and Eastern to consummate the Merger that VFSC and Eastern receive confirming tax opinions from their respective counsel to the effect that for federal income tax purposes, the Merger will constitute a reorganization within the meaning of section 368 of the Code. The Exhibit Opinions are not intended to satisfy this closing condition. These closing opinions, which are collectively referred to herein as the "Tax Opinions," neither bind the IRS nor preclude the IRS from adopting a contrary position. As with the Exhibit Opinions, the Tax Opinions will be subject to certain assumptions, exceptions and qualifications and will be based on the truth and accuracy of certain representations of VFSC, Eastern, and certain Eastern stockholders.

     A successful IRS challenge to the tax-free reorganization status of the Merger would result in an Eastern stockholder recognizing gain or loss with respect to each share of Eastern Common Stock surrendered equal to the difference between the stockholder's basis in such share and the sum of the cash and fair market value, as of the Effective Time, of the VFSC Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the VFSC Common Stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Merger. Even if the Merger qualifies as a tax-free reorganization, a recipient of shares of VFSC Common Stock would recognize gain to the extent that such shares were considered to be received in exchange for services or property (other than solely for Eastern Common Stock), and all or a portion of such gain may be taxable as ordinary income. Gain would also be recognized to the extent that an Eastern stockholder was treated as receiving (directly or indirectly) consideration other than VFSC Common Stock in exchange for such stockholder's Eastern Common Stock.

     The discussion below summarizes certain federal income tax consequences of the Merger assuming that the Merger will qualify as a tax-free reorganization.

  Tax Consequences to Holders of Eastern Common Stock

     In General. As discussed below, the federal income tax consequences of the Merger to an Eastern stockholder depend on whether such stockholder receives cash or VFSC Common Stock or some combination thereof for such stockholder's shares of Eastern Common Stock, as well as for any shares of Eastern Common Stock that such stockholder constructively owns within the meaning of section 318 of the Code (which generally deems a person to own stock that is owned by certain family members or related entities or that is the subject of options owned or deemed owned by such person), and may further depend on whether such stockholder actually or constructively owns any VFSC Common Stock.

     Only VFSC Common Stock Received. Except as discussed below with respect to cash received in lieu of a fractional share of VFSC Common Stock, a stockholder of Eastern that receives only VFSC Common Stock in exchange for such stockholder's shares of Eastern Common Stock will not recognize gain or loss. The tax basis of the VFSC Common Stock received in the Merger will be the same as the tax basis of the shares of Eastern Common Stock exchanged therefor. The holding period of the VFSC Common Stock received will include the holding period of shares of Eastern Common Stock exchanged therefor, assuming that the shares of Eastern Common Stock are held as capital assets.

     Only Cash Received. An Eastern stockholder that receives solely cash in the Merger in exchange for such stockholder's shares of Eastern Common Stock, or that exercises such stockholder's right to seek an appraisal of his shares of Eastern Common Stock and obtain cash therefor, generally will recognize capital gain or loss measured by the difference between the amount of cash received and the tax basis of the shares of Eastern Common Stock surrendered. If, however, any such stockholder constructively owns shares of Eastern Common Stock that are exchanged for VFSC Common Stock in the Merger, or, possibly, owns VFSC Common Stock actually or constructively after the Merger, the consequences to such stockholder may in certain circumstances be similar to the consequences discussed below in "-- VFSC Common Stock and Cash

Received," except that the amount of consideration treated as a dividend, if any, will not be limited to the amount of such stockholder's gain.

     VFSC Common Stock and Cash Received. Except as discussed below with respect to cash received in lieu of a fractional share of VFSC Common Stock, an Eastern stockholder that, as a result of prorations or allocations resulting from limitations on cash (see "THE MERGER -- Election Procedures") or as a result of not electing either Stock Election Shares or Cash Election Shares, receives both VFSC Common Stock and cash in exchange for his Eastern Common Stock, will not recognize loss in such exchange. However, under section 356(a)(1) of the Code, such stockholder will recognize gain (measured by the sum of the fair market value of the VFSC Common Stock received plus the amount of any cash received (other than in lieu of a fractional share of VFSC Common Stock), minus the tax basis of the shares of Eastern Common Stock exchanged (less basis allocable to cash received in lieu of a fractional share of VFSC Common Stock)), if any, but only to the extent of the amount of any cash received (other than in lieu of a fractional share of VFSC Common Stock). Under applicable U.S. Supreme Court precedent, such gain will be capital gain except in the circumstances described in the next paragraph. The tax basis of the VFSC Common Stock received will be the same as the tax basis of the shares of Eastern Common Stock exchanged, decreased by the basis allocable to any fractional share of VFSC Common Stock for which cash is received in the Merger, and further decreased by the amount of cash received (other than cash received in lieu of a fractional share of VFSC Common Stock), and increased by the amount of gain recognized on the exchange (including any portion that is treated as a dividend but excluding gain recognized on cash received in lieu of a fractional share of VFSC Common Stock). Provided the Eastern Common Stock surrendered was held as a capital asset at the time of the exchange, the holding period of VFSC Common Stock received will include the holding period of the shares of Eastern Common Stock surrendered.

     The gain recognized by an Eastern stockholder on the exchange generally will be capital gain unless the receipt of cash in the Merger by such stockholder is treated as having the effect of the distribution of a dividend. This determination is made separately for each Eastern stockholder by treating the Eastern stockholder as first receiving solely shares of VFSC Common Stock in the Merger and then receiving cash from VFSC in a hypothetical redemption of a portion of those shares. The recognized gain will not be treated as having the effect of a dividend if the hypothetical redemption satisfies the requirements for a stock redemption to be treated as a sale of stock under section 302 of the Code. For this purpose, the constructive ownership rules in section 318 of the Code apply. These rules apply in certain specified circumstances to attribute ownership of shares of a corporation from the stockholder actually owning the shares (whether an individual, a trust, a partnership or a corporation) to certain members of the individual's family or to certain individuals, trusts, partnerships or corporations in which that stockholder has an ownership or beneficial interest, or that have an ownership or beneficial interest in that stockholder. A stockholder is also considered under these rules generally to own any shares with respect to which he holds exercisable options. The amount of any such dividend, so determined, is limited to that stockholder's ratable share of the accumulated earnings and profits of Eastern at the Effective Time.

     Under IRS rulings interpreting the rules of section 302(b)(1) of the Code, if a hypothetical redemption involves a minority VFSC stockholder whose relative stock interest in VFSC is minimal, who exercises no control over the affairs of VFSC and who experiences a reduction in his proportionate stock interest, such stockholder will not receive dividend treatment on cash received. Because the determination of whether the receipt of cash will be treated as having the effect of the distribution of a dividend generally will depend in part upon the facts and circumstances of each stockholder, Eastern stockholders are strongly advised to consult their own tax advisors regarding the tax treatment of cash received in the Merger.

     Fractional Shares. If a holder of shares of Eastern Common Stock receives cash in lieu of a fractional share of VFSC Common Stock in the Merger, such cash amount will be treated as received in exchange for the fractional share of VFSC Common Stock. Gain or loss recognized as a result of that exchange will be equal to the cash amount received for the fractional share of VFSC Common Stock reduced by the proportion of the holder's tax basis in shares of Eastern Common Stock exchanged and allocable to the fractional share of VFSC Common Stock.

  Tax Consequences to Holders of VFSC Common Stock

     The holders of VFSC Common Stock, as such, will not recognize gain or loss as a result of the Merger.

  Backup Withholding

     Under the federal income tax backup withholding rules, unless an exemption applies, the Exchange Agent will be required to withhold, and will withhold, 31% of any cash payments to which an Eastern stockholder or other payee is entitled pursuant to the Merger Agreement unless such stockholder or other payee provides his tax identification number (social security number or employer identification number) and certifies that such number is correct. Each Eastern stockholder and, if applicable, each other payee should complete and sign the substitute Form W-9 that will be included as part of the transmittal letter to avoid back-up withholding, unless an applicable exemption exists and is proved in a manner satisfactory to VFSC and the Exchange Agent. Any amounts withheld will be allowed as a credit against the payee's federal income tax liability.

     THE ABOVE DISCUSSION SUMMARIZES CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND ASSUMES THAT THE MERGER WILL QUALIFY AS A TAX-FREE REORGANIZATION. THE DISCUSSION IS BASED UPON CURRENTLY EXISTING PROVISIONS OF THE INTERNAL REVENUE CODE, EXISTING AND PROPOSED U.S. TREASURY REGULATIONS THEREUNDER, JUDICIAL DECISIONS AND ADMINISTRATIVE AUTHORITY WITH RESPECT THERETO, ALL AS OF THE DATE HEREOF. THE IRS IS NOT PRECLUDED FROM ADOPTING A CONTRARY POSITION. IN ADDITION, ALL OF THE FOREGOING AUTHORITIES RELIED UPON ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT, AND ANY SUCH CHANGE COULD ADVERSELY AFFECT THE CONTINUING VALIDITY OF THE DISCUSSION. MOREOVER, THE DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. EASTERN STOCKHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER AND RELATED TRANSACTIONS, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS, AS WELL AS THE EFFECT OF ANY PROPOSED CHANGES IN SUCH TAX LAWS.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a "purchase" transaction under generally accepted accounting principles. Under such method of accounting, the book value of the assets and liabilities of Eastern, as reported on its balance sheet, will be increased or decreased to their fair value at the Effective Time and intangible assets will be recorded to the extent that the purchase price exceeds the fair value of the net assets and liabilities in addition to any assets or liabilities assumed or incurred as a result of the Merger. The results of operations of Eastern will be included in the consolidated income of VFSC from the Effective Time and not for the entire fiscal year.

                       PRO FORMA COMBINED FINANCIAL DATA

     The following unaudited pro forma combined condensed financial data have been prepared to give effect to the Merger of Eastern with and into VFSC. The unaudited pro forma combined condensed financial data assume that the Merger had been consummated at the beginning of the periods presented, and are based on the purchase method of accounting and a preliminary allocation of the purchase price. For a description of the effect of purchase accounting on the Merger and the historical statements of VFSC, see "THE MERGER -- Accounting Treatment."

     The unaudited pro forma combined condensed financial data reflect the Merger based upon preliminary purchase accounting adjustments. Actual adjustments, which may include adjustments to additional assets, liabilities and other items, will be made on the basis of appraisals and evaluations as of the Effective Time and, therefore, are likely to differ from those reflected in the unaudited pro forma comparative per share data. Accordingly, the information herein should be read in conjunction with the historical consolidated financial statements, including the notes thereto, of VFSC, contained in VFSC's Annual Report to Stockholders for 1996, which report is incorporated herein by reference, and the historical consolidated financial statements of Eastern, including their notes thereto, contained in Eastern's Annual Report to Stockholders for the fiscal year ended September 30, 1996, which report accompanies this Joint Proxy Statement-Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     Results of Eastern for the three months ended December 31, 1996 are not necessarily indicative of results expected for the entire year, nor are pro forma amounts necessarily indicative of results of operations or the combined financial position that would have resulted had the Merger been consummated at the beginning of the periods indicated. All adjustments consisting of only normal recurring adjustments necessary for a fair statement of results of interim periods have been included. The combined company expects to realize benefits from the Merger, including operating cost savings and revenue enhancements. The pro forma earnings, which do not reflect any direct costs, potential savings or revenue enhancements that are expected to result from the consolidation of operations of VFSC and Eastern, are not indicative of the results of future operations. No assurances can be given with respect to the actual amount of expense savings or revenue enhancements that may be realized.

               VERMONT FINANCIAL SERVICES CORP.-EASTERN BANCORP.


              PRO FORMA COMBINED CONDENSED STATEMENT OF CONDITION
                               DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                        VFSC          EASTERN         PRO FORMA             PRO FORMA
                                     HISTORICAL      HISTORICAL      ADJUSTMENTS               VFSC
                                     ----------      ----------      -----------            ----------
ASSETS
Cash and Due from Banks............  $   61,962       $  30,626        $(25,424)(D)         $   67,164
Interest Bearing Balances with
  Banks............................          60                                                     60
Securities Available for Sale......     291,120           9,997                                301,117
Securities Held to Maturity........                     276,909          (4,281)(A)            272,628
FHLB Stock.........................                       9,283                                  9,283
Federal Funds Sold.................       1,775           6,598                                  8,373
Loans..............................     910,436         496,852          (5,625)(A)          1,401,663
  Allowance for Loan Losses........     (13,647)         (2,906)                               (16,553)
                                     ----------        --------        --------             ----------
     Net Loans.....................     896,789         493,946          (5,625)             1,385,110
Premises and Equipment.............      23,618          17,185            (757)(A)             40,046
Real Estate Held for Investment....       1,360             261                                  1,621
Other Real Estate Owned............         697           4,951                                  5,648
Goodwill and Other Intangibles.....       6,327           6,512          45,150(A)(E)           57,989
Other Assets.......................      29,273           9,750           3,372(B)              42,395
                                     ----------        --------        --------             ----------
  Total Assets.....................  $1,312,981       $ 866,018        $ 12,435             $2,191,434
                                     ==========        ========        ========             ==========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Liabilities:
  Total Deposits...................  $1,083,258       $ 627,217        $ (1,493)(A)         $1,711,968
  Federal Funds Purchased and
     Securities Sold with
     Agreements to Repurchase......      77,672                                                 77,672
  Borrowed Money...................      23,169         168,780             333(A)             191,616
  Other Liabilities................       9,165           5,243          (3,753)(C)             18,161
                                     ----------        --------        --------             ----------
     Total Liabilities.............   1,193,264         801,240          (4,913)             1,999,417
Stockholders' Equity:
  Common Stock.....................       4,892              41              41(E)               6,886
                                                                         (1,994)(D)
  Capital Surplus..................      49,590          36,543(E)       36,543(E)             119,896
                                                                        (70,306)(D)
  Undivided Profits................      71,151          31,043          31,043(E)              71,151
  Security Valuation Allowance.....      (1,029)             (2)             (2)(E)             (1,029)
  Treasury Stock, at Cost..........      (4,887)         (2,847)         (2,847)(E)             (4,887)
                                     ----------        --------        --------             ----------
     Total Stockholders' Equity....     119,717          64,778          (7,522)               192,017
                                     ----------        --------        --------             ----------
     Total Liabilities and
       Stockholders' Equity........  $1,312,981       $ 866,018        $(12,435)            $2,191,434
                                     ==========        ========        ========             ==========

               VERMONT FINANCIAL SERVICES CORP.-EASTERN BANCORP.


                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                            VFSC         EASTERN        PRO FORMA             PRO FORMA
                                          HISTORICAL    HISTORICAL     ADJUSTMENTS              VFSC
                                          ---------     ----------     -----------            ---------
Interest Income
  Interest and Fees on Loans............  $   81,281      $ 42,173       $    (804)(G)         $ 124,258
  Interest on Securities Available for
     Sale...............................      15,982           321            (428)(F)            16,731
  Interest on Securities Held to
     Maturity...........................                    19,184                                19,184
  Other.................................         842                                                 842
                                          ----------       -------       ---------             ---------
          Total Interest Income.........      98,105        61,678          (1,232)              161,015
Interest Expense
  Deposits..............................      37,057        23,734            (299)(I)            60,492
  Other.................................       4,294         8,185             167(K)             12,646
                                          ----------       -------       ---------             ---------
          Total Interest Expense........      41,351        31,919            (132)               73,138
Net Interest Income.....................      56,754        29,759          (1,364)               87,877
Provision for loan losses...............       3,350           605                                 3,955
                                          ----------       -------       ---------             ---------
                                              53,404        29,154          (1,364)               83,922
Other Income............................      19,161        10,810                                29,971
Other Expenses..........................      47,411        34,715           3,026(H)(J)          85,152
                                          ----------       -------       ---------             ---------
  Income Before Income Taxes............      25,154         5,249           1,662                28,741
Applicable Income Taxes.................       8,539         2,011             582(L)             11,132
                                          ----------       -------       ---------             ---------
  Net Income............................  $   16,615      $  3,238       $   2,244             $  17,609
                                          ==========       =======       =========             =========
Weighted average common shares
  outstanding...........................   4,819,673                     1,994,484             6,814,157
Earnings per share......................  $     3.45      $   0.85                             $    2.58

               VERMONT FINANCIAL SERVICES CORP.-EASTERN BANCORP.

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)


                                            VFSC         EASTERN        PRO FORMA             PRO FORMA
                                          HISTORICAL    HISTORICAL     ADJUSTMENTS              VFSC
                                          ---------     ----------     -----------            ---------
Interest Income
  Interest and Fees on Loans............  $  83,506      $ 39,764       $    (804)(G)         $ 124,074
  Interest on Securities Available for
     Sale...............................     11,923           552            (428)(F)            12,903
  Interest on Securities Held to
     Maturity...........................                   20,936                                20,936
  Other.................................      1,028                                               1,028
                                          ---------       -------       ---------             ---------
          Total Interest Income.........     96,457        61,252          (1,232)              158,941
Interest Expense
  Deposits..............................     36,945        23,109            (299)(I)            59,755
  Other.................................      5,024        10,369             167(K)             15,560
                                          ---------       -------       ---------             ---------
          Total Interest Expense........     41,969        33,478            (132)               75,315
Net Interest Income.....................     54,488        27,774          (1,364)               83,626
Provision for loan losses...............      3,900         1,997                                 5,897
                                          ---------       -------       ---------             ---------
                                             50,588        25,777          (1,364)               77,729
Other Income............................     17,549        10,830                                28,379
Other Expenses..........................     45,999        29,711           3,026(H)(J)          78,736
                                          ---------       -------       ---------             ---------
  Income Before Income Taxes............     22,138         6,896           1,662                27,372
Applicable Income Taxes.................      7,241         2,414             582(L)             10,237
                                          ---------       -------       ---------             ---------
  Net Income............................  $  14,897      $  4,482       $   2,244             $  17,135
                                          =========       =======       =========             =========
Weighted average common shares
  outstanding...........................  4,812,831                     1,994,484             6,802,037
Earnings per share......................  $    3.10      $   1.19                             $    2.52

             VERMONT FINANCIAL SERVICES CORP.-EASTERN BANCORP, INC.

                   NOTES TO PRO FORMA COMBINED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note (A)   To adjust assets and liabilities to their estimated fair values:
                                                                                         DR.
                                                                                       (CR.)
                                                                                    --------

           Investments..........................................................    $ (4,281)
           Loans................................................................      (5,625)
           Premises and Equipment...............................................        (757)
           Deposits.............................................................      (1,493)
           Mortgage Servicing Rights............................................       2,188
           FHLB Advances........................................................         333

Note (B)   To reflect tax effects of transaction:

                                                                                         DR.
                                                                                       (CR.)
                                                                                    --------
           Tax effect of fair value adjustments.................................    $  3,372

Note (C)   To accrue estimated professional and other costs associated with the merger of
           $3,753.
Note (D)   To reflect issuance of stock and payment of cash to Eastern:
                                                                                         DR.
                                                                                       (CR.)
                                                                                    --------

           Market value of 1,801,032 shares of VFSC Common Stock (based on closing bid price per share of $36.25 for VFSC Common Stock on
           November 11, 1996)...................................................    $ 65,286
           Cash to be paid......................................................      26,648
           Consideration for Eastern stock option spread........................       5,790

                                                                                    --------
                                                                                    $ 97,724
                                                                                    ========

           This assumes that all holders of Eastern stock options exercise such options and an additional 193,452 shares of VFSC common stock are issued. See "THE
           MERGER -- Treatment of Eastern Stock Options."
Note (E)   Goodwill is calculated as follows:
                                                                                         DR.
                                                                                       (CR.)
                                                                                    --------

           Stockholders' equity of Eastern at December 31, 1996.................    $ 64,778
           Increase (decrease) to Eastern's equity as a result of estimated fair value adjustments:
           Investments..........................................................      (4,281)
           Loans................................................................      (5,625)
           Premises and Equipment...............................................        (757)
           Deposits.............................................................      (1,493)
           Mortgage Servicing Rights............................................       2,188
           FHLB Advances........................................................         333
           Tax effect of fair value adjustments.................................       3,372
                                                                                    --------
                                                                                      58,515
           Unallocated purchase price (goodwill)................................      42,962
                                                                                    --------
           Total purchase price (including merger costs)........................    $101,477
                                                                                    ========


             VERMONT FINANCIAL SERVICES CORP.-EASTERN BANCORP, INC.

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Note (F)   To accrete fair value adjustment for investments (10 years).
Note (G)   To accrete fair value adjustment for loans (7 years).
Note (H)   To accrete fair value adjustment for premises and equipment (5 years).
Note (I)   To accrete fair value adjustment for deposits (5 years).
Note (J)   To amortize intangibles:


                                                          TWELVE MONTHS ENDED     TWELVE MONTHS ENDED
                                                           DECEMBER 31, 1996       DECEMBER 31, 1995
                                                          -------------------     -------------------
            Mortgage Servicing Rights (7 years).........        $   313                 $   313
            Goodwill (15 years).........................          2,864                   2,864
                                                                 ------                 -------
            Total.......................................        $ 3,177                 $ 3,177
                                                                 ======                 =======

Note (K)    To amortize fair value adjustment of FHLB advances (2 years).
Note (L)    To record tax impact of accretion and amortization of fair value adjustments.
            Pursuant to the Merger Agreement described elsewhere in this document, VFSC will issue
            1,801,032 shares of VFSC Common Stock in connection with the Merger, provided that the price of VFSC Common Stock at the Effective Date, as defined in the Merger Agreement, is greater than $26.06 per share (minimum price) and less than $39.96 per share (maximum price). The following table presents the pro forma effect on selected financial data assuming these minimum and maximum per share prices. This table assumes that all holders of Eastern stock options exercise such options and an additional 193,452 shares of VFSC
Note (M)    common stock are issued. See "THE MERGER -- Treatment of Eastern Stock Options."


                                                                          MINIMUM     MAXIMUM
                                                                          -------     --------
           In thousands, except per share data
           Purchase Price...............................................  $77,404     $105,128
           Goodwill.....................................................  22,642        50,366
           Net Income:
             Twelve months ended December 31, 1995......................  18,490        16,641
             Twelve months ended December 31, 1996......................  18,964        17,115
           Earnings per share:
             Twelve months ended December 31, 1995......................    2.72          2.45
             Twelve months ended December 31, 1996......................    2.78          2.51

                           INFORMATION REGARDING VFSC

     VFSC is a multi-bank holding company established as a Delaware corporation in 1990 and is registered under the BHC Act, with its principal assets being the stock of its subsidiaries. Through its banking subsidiaries, VFSC provides banking and banking-related services in Vermont and western Massachusetts. The principal executive offices of VFSC are located at 100 Main Street, Brattleboro, Vermont 05301. Its telephone number is (802) 257-7151. For more information about VFSC, reference is made to VFSC's most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, which are incorporated herein by reference. See "AVAILABLE INFORMATION" and "INFORMATION INCORPORATED BY REFERENCE."

                       DESCRIPTION OF VFSC CAPITAL STOCK

COMMON STOCK

     General. As of December 31, 1996, VFSC Common Stock consisted of 20,000,000 authorized shares, $1.00 par value per share, 15,000,000 of which are shares of VFSC Common Stock, of which 4,705,825 were issued and outstanding (exclusive of treasury shares), and 5,000,000 of which are shares of VFSC Preferred Stock, none of which are outstanding. VFSC Common Stock is traded on the Nasdaq NM under the trading symbol "VFSC."

     Shares of VFSC Common Stock may be issued from time to time, in such amount and proportions and for such consideration as may be fixed by the Board of Directors of VFSC. No holder of VFSC Common Stock has any preemptive or preferential rights to purchase or to subscribe for any shares of capital stock or other securities which may be issued by VFSC. VFSC Common Stock has no redemption or sinking fund provisions applicable thereto and has no conversion rights.

     The outstanding shares of VFSC Common Stock are fully paid and nonassessable.

     Liquidation. In the event of any liquidation, dissolution or winding up of VFSC, whether voluntary or involuntary, the holders of VFSC Common Stock are entitled to receive, on a share-for-share basis, any assets or funds of VFSC which are distributable to the holders of VFSC Common Stock upon such events, subject to the prior rights of creditors of VFSC and the holders of outstanding shares of VFSC Preferred Stock, if any.

     Voting. The holders of VFSC Common Stock are entitled to one vote for each share in all matters voted upon by the stockholders of VFSC. The shares of VFSC Common Stock have noncumulative voting rights; consequently, the holders of a majority in interest of VFSC Common Stock can conceivably elect all of the directors of VFSC and, in such event, the holders of the remaining shares voting for election of directors would not be able to elect any person or persons to the Board of Directors of VFSC.

     Dividends. When and if dividends, payable as cash, stock or other property, are declared by the Board of Directors of VFSC out of funds legally available therefor, the holders of VFSC Common Stock are entitled to share equally, share for share, in such dividends. The payment of dividends on VFSC Common Stock is subject to applicable bank regulatory approval.

PREFERRED STOCK

     Under the VFSC Certificate, the Board of Directors of VFSC is authorized, without further stockholder action, to provide for the issuance of the VFSC Preferred Stock, in one or more series, with such designations or titles; dividend rates, special or relative rights in the event of liquidation, distribution or sale of assets or dissolution or winding up of VFSC; any sinking fund provisions; any redemption or purchase account provision; any conversions; and any voting rights thereof, as shall be set forth as and when established by the Board of Directors of VFSC.

                          MARKET FOR VFSC COMMON STOCK

     VFSC Common Stock is traded over-the-counter on the Nasdaq NM under the symbol "VFSC."

     At December 31, 1996, there were 4,705,825 shares outstanding and approximately 2,500 stockholders of record. This does not reflect the number of persons or entities who hold their stock in nominee or street name through various brokerage firms.

     The price information regarding VFSC Common Stock in the following table is based on high and low asked and bid prices on the Nasdaq NM.


                                                                   PRICE PER SHARE      DIVIDENDS
                                                                  -----------------     DECLARED
QUARTER ENDED                                                      HIGH       LOW       PER SHARE
----------------------------------------------------------------  ------     ------     ---------
1994
March 31........................................................  $19.25     $16.25       $0.10
June 30.........................................................   20.00      16.25        0.12
September 30....................................................   24.25      19.00        0.15
December 31.....................................................   22.25      19.75        0.17
1995
March 31........................................................   23.50      20.75        0.20
June 30.........................................................   27.25      21.75        0.20
September 30....................................................   30.88      26.00        0.22
December 31.....................................................   35.00      29.50        0.25
1996
March 31........................................................   35.00      31.50        0.25
June 30.........................................................   34.00      31.00        0.27
September 30....................................................   35.13      31.25        0.27
December 31.....................................................   36.50      34.25        0.27
1997
through March 27................................................   45.00      35.25        0.30


     On January 9, 1997, VFSC announced a first quarter dividend of $0.30 per share, payable on February 25, 1997 to its stockholders of record as of January 24, 1997. See "RECENT DEVELOPMENTS."

     On November 12, 1996, the last business day prior to the public announcement of the Merger, the closing price of VFSC Common Stock on the Nasdaq NM was $36.50.

DIVIDENDS

     The Federal Reserve Board has authority to prohibit bank holding companies from paying dividends if such payment would constitute an unsafe or unsound practice. The Federal Reserve Board has indicated generally that it may be an unsound practice for bank holding companies to pay dividends unless the bank holding company's net income over the preceding year is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the organization's capital needs, asset quality, and overall financial condition. VFSC's ability to pay dividends is dependent upon the flow of dividend income to it from the Banks, which may be affected or limited by regulatory restrictions imposed by federal or state bank regulatory agencies. At September 30, 1996 the Banks had available approximately $25 million for payment of dividends to VFSC under regulatory guidelines. VFSC has a policy to pay out over time between 30% and 35% of net income to shareholders in the form of cash dividends. Earnings for prior years as well as prospective earnings are analyzed to determine compliance with this policy. Dividend payout rates for any one year may vary from this long-term payout policy based on these analyses and projections of future earnings and future capital needs.

                       COMPARISON OF RIGHTS OF HOLDERS OF
                   EASTERN COMMON STOCK AND VFSC COMMON STOCK

     At the Effective Time, the stockholders of Eastern, other than those stockholders exercising appraisal rights, will become stockholders of VFSC. As stockholders of Eastern, their rights are presently governed by Delaware law and by the Eastern Certificate and the Eastern By-laws. As stockholders of VFSC, their rights will be governed by Delaware law and by the VFSC Certificate and the VFSC By-laws. The following discussion summarizes the material differences between the rights of holders of Eastern Common Stock and holders of VFSC Common Stock and differences between the Eastern and VFSC Certificates and the Eastern and VFSC By-laws. This summary does not purport to be complete and is qualified in its entirety by reference to the Eastern Certificate, the Eastern By-laws, the VFSC Certificate and the VFSC By-laws and the relevant provisions of Delaware law.

SPECIAL MEETINGS OF STOCKHOLDERS

     The Eastern By-laws provide that special meetings of the stockholders may be called at any time only by a majority of the Eastern Board.

     The VFSC By-laws provide that, unless otherwise provided by statute, special meetings may be called by the Board of Directors or by the Chairman of the Board or the President.

INSPECTION RIGHTS

     Both the Eastern By-laws and the VFSC By-laws provide that stockholders may, during ordinary business hours in the period beginning at least 10 days prior to a meeting of stockholders through the date of such meeting, inspect the stockholder list prepared for such meeting for any purpose germane to such meeting.

ACTION BY CONSENT OF STOCKHOLDERS

     Under Delaware law, unless the certificate of incorporation provides otherwise, any action to be taken by stockholders may be taken without a meeting, without prior notice, and without a vote, if the stockholders having the number of votes that would be necessary to take such action at a meeting at which all stockholders were present and voted consent to the action in writing. The Eastern Certificate does not so otherwise provide.

     Under the VFSC Certificate, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting and may not be effected by any consent in writing.

CUMULATIVE VOTING

     Neither the Eastern Certificate nor the VFSC Certificate provides for cumulative voting.

PREEMPTIVE RIGHTS

     The VFSC Certificate does not provide for, and the Eastern Certificate provides that stockholders do not have, preemptive rights.

CLASSIFICATION OF THE BOARD OF DIRECTORS

     Both the Eastern Certificate and the VFSC Certificate provide that their respective Boards of Directors are to be divided into three classes, with the directors in each class being elected for staggered three-year terms.

REMOVAL OF DIRECTORS

     The DGCL provides that members of a classified board may be removed only for cause and only if such removal is approved by a majority of the shares then entitled to vote for the election of directors. Both the Eastern By-laws and the VFSC By-laws provide that any director or the entire Board of Directors may be removed from office only for cause and only by an affirmative vote of at least a majority of the outstanding shares of voting stock of the corporation.

ADDITIONAL DIRECTORSHIPS AND VACANCIES ON THE BOARD OF DIRECTORS

     The Eastern By-laws provide that the Board of Directors shall consist of 10 members. The VFSC By-laws provide that the number of directors shall be determined from time to time by a majority vote of the entire Board of Directors. Both the Eastern By-laws and the VFSC By-laws provide that vacancies shall be filled by a majority vote of the directors then in office and that the director chosen to fill a vacancy shall hold office for the unexpired term of such director's predecessor.

EXCULPATION OF DIRECTORS AND OFFICERS

     Delaware law permits a corporation to provide, and both the Eastern Certificate and the VFSC Certificate provide, that no director shall be personally liable to the corporation or its stockholders for monetary damages for breaches of fiduciary duty except where such exculpation is expressly prohibited. In Delaware, a director is not exculpated from liability under provisions of Delaware law relating to unlawful payments of dividends and unlawful stock purchases or redemptions. In addition, both the Eastern and the VFSC Certificate provide that this limitation cannot apply to liability of a director (i) for breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts and omissions not in good faith or which involve intentional misconduct or knowing violation of law; (iii) pursuant to Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

     Delaware law generally permits indemnification of directors and officers for expenses incurred by them by reason of their position with the corporation, if the director or officer has acted in good faith and with the reasonable belief that his conduct was in the best interests of the corporation. Delaware law does not permit a corporation to indemnify persons in actions brought by or in the right of the corporation if the person is adjudged to be liable to the corporation (although it does permit indemnification in such situations if, and only to the extent, approved by the Delaware Court of Chancery). Both the Eastern By-laws and the VFSC By-laws provide indemnification to the fullest extent permitted by the DGCL to directors, officers, employees and agents designated by the Board of Directors and any person serving, at the request of the Board, as a director, officer, employee or agent of another corporation or enterprise affiliated with the corporation; provided, however, that except with respect to actions to enforce indemnification rights, the corporation shall indemnify any such person for actions initiated by that person only if the action was authorized or ratified by the Board of Directors.

RESTRICTIONS UPON CERTAIN BUSINESS COMBINATIONS

     Both Eastern and VFSC, as Delaware corporations, are subject to Section 203 of the DGCL, which governs business combinations with interested stockholders. Subject to certain exceptions set forth therein, Section 203 of the DGCL provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified therein, an interested stockholder is defined to mean any person that (a) is the owner of 15% or more of the outstanding voting stock of the corporation or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date, or any affiliate or associate of such person referred to in (a) or (b) of this sentence. Under certain circumstances,
Section 203 of the DGCL makes it
more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or by-laws, elect not to be governed by this section, effective twelve months after adoption.

     Neither the Eastern Certificate and the Eastern By-laws nor the VFSC Certificate and the VFSC By-laws exclude Eastern and VFSC, respectively, from the restrictions imposed by Section 203 of the DGCL.

     In addition, the Eastern Certificate contains a "fair price" provision relating to certain business combinations (including certain mergers, security issuances, recapitalizations, and the sale, lease or transfer of a substantial part of Eastern's assets) involving Eastern or a subsidiary and an owner of 10% or more of the voting power of the outstanding shares of Eastern Common Stock (an "interested shareholder"). Any such business combination requires the affirmative vote of (i) the holders of 75% of the voting power of the outstanding shares of Eastern Common Stock and (ii) the holders of a majority of the outstanding shares of Eastern Common Stock not held by such interested shareholder and such shareholder's affiliates, unless either (i) the business combination is approved by a majority of the directors who are unaffiliated with the interested shareholder and who were directors prior to the time such owner became an interested shareholder or (ii) the shareholders receive the "fair market value" (as defined therein) of their holdings and other procedural requirements are met. Neither the VFSC Certificate nor the VFSC By-laws contain a similar provision.

MERGERS, SHARE EXCHANGES OR ASSET SALES

     Delaware law requires the approval of the directors and the vote of the holders of a majority of the outstanding stock entitled to vote thereon for the merger of the corporation into any other corporation, although the certificate of incorporation may require a higher stockholder vote. The VFSC Certificate provides that the affirmative vote of holders of two-thirds or more of the outstanding shares of capital stock of VFSC is required to authorize, or to approve any agreement, contract or other arrangement providing for, (i) any plan of merger or consolidation to which VFSC is to be a party and which requires shareholder approval, (ii) any sale or other disposition of substantially all of the VFSC's property and assets, if not made in the usual and regular course of its business, or (iii) a combination or majority share acquisition in which VFSC is the acquiring corporation and a majority of its voting shares are issued or transferred to another corporation or another entity or person, or to shareholders (or their equivalent) of such other corporation or entity. Neither the Eastern Certificate nor the Eastern By-laws contain a similar provision.

     The Eastern Certificate contains provisions limiting certain acquisitions by any person of beneficial ownership of 10% or more of the voting stock of the corporation unless such acquisition has been approved prior to its consummation by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of Eastern Common Stock. Neither the VFSC Certificate nor the VFSC By-laws contain a similar provision.

CERTAIN ISSUANCES OF STOCK

     The Eastern Certificate provides that no shares of capital stock (except for certain issuances upon conversion, exchange or exercise of other securities) shall be issued, directly or indirectly, to officers, directors or controlling persons of Eastern other than as part of a general public offering or as qualifying shares to a director, unless such issuance or the plan under which such shares would be issued has been approved by a majority of the total votes eligible to be cast at a legal meeting. The VFSC Certificate contains no comparable provision.

AMENDMENTS TO CHARTER

     Under Delaware law, charter amendments require the approval of the directors and the vote of the holders of a majority of the outstanding stock and a majority of each class of stock outstanding and entitled to vote thereon as a class, unless the certificate of incorporation requires a greater vote. In addition, Delaware law requires a class vote when, among other things, an amendment will adversely affect the powers, preferences or special rights of a class of stock. The VFSC Certificate provides that no amendment, addition, alteration, change or repeal of Articles 6 (relating to constitution and classification of the VFSC Board), 9 (relating to

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

certain provisions for conduct of the corporation, including director liability and indemnification), 10 (prohibiting stockholder action by written consent), 12 (providing for greater than majority stockholder votes to approve mergers, sales of substantially all assets and other transactions) or 13 (requiring the vote of two-thirds of the outstanding voting stock to amend the foregoing Articles and
Article 13) of the VFSC Certificate shall be made unless approved by the stockholders by not less than two-thirds of the total votes entitled to vote thereon.

AMENDMENTS TO BY-LAWS

     Under Delaware law, the power to adopt, amend or repeal by-laws lies in stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal by-laws upon the directors. The Eastern Certificate provides that the Eastern By-laws may be amended by the affirmative vote of at least two-thirds of the directors then in office, or by the affirmative vote of at least two-thirds of the stockholders to vote thereon. The VFSC Certificate provides that the VFSC By-Laws may be amended by the affirmative vote of a majority of the directors.

APPRAISAL RIGHTS

     Under Delaware law, appraisal rights are available in connection with a statutory merger or consolidation in certain specified situations. Appraisal rights are not available for shares of stock of a corporation which is to be the surviving corporation if no vote of its stockholders is required to approve the merger. In addition, unless otherwise provided in the charter, no appraisal rights are available to holders of shares of any class of stock which is either:
(a) listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the NASD or (b) held of record by more than 2,000 stockholders, unless such stockholders are required by the terms of the merger to accept anything other than: (i) shares of stock of the surviving corporation; (ii) shares of stock of another corporation which are or will be so listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the NASD or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of such stock; or (iv) any combination of the foregoing. Neither the VFSC Certificate nor the Eastern Certificate provides for such appraisal rights.

     Holders of VFSC Common Stock will not have appraisal rights with respect to the Merger.

                                 LEGAL MATTERS

     The validity of the VFSC Common Stock offered in connection with the Merger will be passed upon by Sullivan & Worcester LLP, Boston, Massachusetts, counsel to VFSC. Certain federal income tax consequences of the Merger and other legal matters in connection with the Merger will be passed upon by Sullivan & Worcester LLP and Hale and Dorr LLP.

                                    EXPERTS

     The consolidated financial statements of Eastern Bancorp, Inc. and subsidiaries as of September 30, 1996 and 1995, and for each of the years in the three-year period ended September 30, 1996, have been incorporated by reference herein and in the Registration Statement in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to the adoption in 1995 of Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an Amendment of FASB Statement No. 65." Representatives of KPMG Peat Marwick LLP are expected to be present at the Eastern Meeting, will have an opportunity to make a statement if they wish to do so and are expected to be available to respond to appropriate questions.


     The consolidated financial statements of VFSC and subsidiaries appearing in VFSC's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated by reference herein have been certified by Coopers & Lybrand LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. Representatives of Coopers & Lybrand LLP are expected to be present at the VFSC Meeting, will have an opportunity to make a statement if they wish to do so and are expected to be available to respond to appropriate questions.

                                                                      APPENDIX A


                      AGREEMENT AND PLAN OF REORGANIZATION

     AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement"), dated as of November 13, 1996, by and among Vermont Financial Services Corporation, a Delaware Corporation (the "Buyer"), Eastern Bancorp, Inc., a Delaware corporation (the "Seller") and Vermont Federal Bank, FSB, the wholly owned subsidiary of the Seller and a federal savings bank in stock form (the "Bank").

     The parties deem it advisable and in the best interests of their respective stockholders to consummate the business combination provided for herein.

     In consideration of the mutual covenants, representations, warranties and agreements contained herein, and in consideration of (a) the execution and delivery of the Seller Option Agreement (as hereinafter defined in Article I hereof) between the Seller and the Buyer, pursuant to which the Seller has on this day granted the Seller Option (as defined in Article I hereof) to the Buyer, and (b) the execution and delivery by the Principal Stockholders of the Seller Stockholders' Agreement (as such terms are defined in Article I hereof), each as a condition and inducement to the Buyer to enter into this Agreement, the parties agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     Except as otherwise provided herein or as otherwise clearly required by the context, the following terms shall have the respective meanings indicated when used in this Agreement:

     "Acquisition Merger" shall mean the merger of Seller with and into Buyer in accordance with the terms and conditions of this Agreement.

     "Acquisition Price" shall have the meaning ascribed thereto in Section 2.09(a) hereof.

     "Acquisition Transaction" shall have the meaning ascribed thereto in
Section 5.03 hereof.

     "Adjusted Acquisition Price" shall have the meaning ascribed thereto in
Section 2.09(a) hereof.

     "Agreement" shall mean this Agreement and Plan of Reorganization by and among the Buyer, the Seller and the Bank.

     "Average Closing Price" shall have the meaning ascribed thereto in Section 2.09(a) hereof.

     "Bank" shall have the meaning ascribed thereto in the preamble to this agreement.

     "BHCA" shall mean the Bank Holding Company Act of 1956, as amended.

     "Buyer" shall have the meaning ascribed thereto in the preamble to this Agreement.

     "Buyer Balance Sheet" shall have the meaning ascribed thereto in Section
3.05 hereof.

     "Buyer Common Stock" shall have the meaning ascribed thereto in Section 3.02(a) hereof.

     "Buyer Benefit Plan" shall have the meaning ascribed thereto in Section
3.18 hereof.

     "Buyer Pension Plan" shall have the meaning ascribed thereto in Section
3.18 hereof.

     "Buyer Preferred Stock" shall have the meaning ascribed thereto in Section 3.02(a) hereof.

     "Buyer Registration Statement" shall have the meaning ascribed thereto in
Section 5.04 hereof.

     "Buyer Reports" shall have the meaning ascribed thereto in Section 3.12 hereof.

     "Buyer Requisite Vote" shall have the meaning ascribed thereto in Section
3.04 hereof.

     "Cash Conversion Number" shall have the meaning ascribed thereto in Section 2.14(e) hereof.

     "Cash Designee Shares" shall have the meaning ascribed thereto in Section 2.14(e) hereof.

     "Cash Distribution" shall have the meaning ascribed thereto in Section 2.09(a) hereof.

     "Cash Election Designee Shares" shall have the meaning ascribed thereto in
Section 2.14(e) hereof.

     "Cash Election Shares" shall have the meaning ascribed thereto in Section 2.14(b) hereof.

     "Certificate" shall have the meaning ascribed thereto in Section 2.11(a) hereof.

     "Certificate of Merger" shall have the meaning ascribed thereto in Section
2.07 hereof.

     "Closing Date" shall mean the date on which the Effective Time occurs.

     "CMPs" shall have the meaning ascribed thereto in Section 3.13 hereof.

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     "Companies" shall have the meaning ascribed thereto in Section 4.10(a) hereof.

     "Confidentiality Agreement" shall mean that certain letter agreement between the Buyer and the Seller dated August 15, 1996.

     "Confidential Information" shall have the meaning ascribed thereto in
Section 5.02(b) hereof.

     "Constituent Corporations" shall have the meaning ascribed thereto in
Section 2.01 hereof.

     "DGCL" shall mean the Delaware General Corporation Law, as amended.

     "Dissenting Holder" shall have the meaning ascribed thereto in section 2.09(c) hereof.

     "Dissenting Shares" shall have the meaning ascribed thereto in Section 2.09(c) hereof.

     "DOJ" shall mean the United States Department of Justice.

     "DPC Shares" shall have the meaning ascribed thereto in Section 3.16 hereof.

     "Effective Time" shall mean the specific time on the Closing Date at which the Acquisition Merger has become effective pursuant to the laws of the State of Delaware.

     "Election Deadline" shall have the meaning ascribed thereto in Section 2.14(c) hereof.

     "Election Form" shall have the meaning ascribed thereto in Section 2.14(a) hereof.

     "Election Form Record Date" shall have the meaning ascribed thereto in
Section 2.11(b) hereof.

     "EPA" shall mean the United States Environmental Protection Agency.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate" shall mean, with reference to any person, within the meaning of Section 414 (b), (c), (m) or (o) of the Code, (a) any member of a controlled group of corporations that includes such person, (b) any trade or business, whether or not incorporated, under common control with such person,
(c) any member of an affiliated service group with such person, and (iv) any member of a group that is treated as a single employer by regulation and that includes such person.

     "Exchange Act" shall have the meaning ascribed thereto in Section 3.05 hereof.

     "Exchange Agent" shall have the meaning ascribed thereto in Section 2.13 hereof.

     "Exchange Ratio" shall have the meaning ascribed thereto in Section 2.09(a) hereof.

     "FDIA" shall mean the Federal Deposit Insurance Act, as amended.

     "FDIC" shall mean the Federal Deposit Insurance Corporation.

     "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of Boston, as applicable.

     "FTC" shall mean the Federal Trade Commission.

     "GAAP" shall mean generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

     "HOLA" shall mean the Home Owners Loan Act of 1933, as amended.

     "Injunction" shall have the meaning ascribed thereto in Section 6.01(d) hereof.

     "IRS" shall mean the United States Internal Revenue Service.

     "Loans" shall have the meaning ascribed thereto in Section 4.24 hereof.

     "Mailing Date" shall have the meaning ascribed thereto in Section 2.11(b) hereof.

     "Material Adverse Effect" shall mean with respect to Buyer or Seller, or any other entity, a material adverse effect on the assets, liabilities, business, operations, results of operations or condition (financial or regulatory) of Buyer or Seller or such other entity, as the case may be, and its subsidiaries, taken as a whole.

     "Merger Consideration" shall have the meaning ascribed thereto in Section 2.09(a) hereof.

     "Minimum Price" shall have the meaning ascribed thereto in Section 2.09(a) hereof.

     "NASD" shall mean the National Association of Securities Dealers, Inc.

     "Nasdaq-NM" shall mean the National Association of Securities Dealers Automated Quotation -- National Market.

     "No Election Cash Designee Shares" shall have the meaning ascribed thereto in Section 2.14(e) hereof.

     "No Election Designee Shares" shall have the meaning ascribed thereto in
Section 2.14(e) hereof.

     "No Election Shares" shall have the meaning ascribed thereto in Section 2.14(b) hereof.

     "OCC" shall mean the Office of the Comptroller of the Currency of the United States Department of the Treasury.

     "OTS" shall mean the Office of Thrift Supervision of the United States Department of the Treasury.

     "PBGC" shall mean the Pension Benefit Guaranty Corporation.

     "Principal Stockholders" shall mean John A. Cobb, E. David Humphrey, W. Stevens Sheppard and James M. Sutton.

     "Proxy Statement" shall have the meaning ascribed thereto in Section 5.04(a) hereof.

     "Recapitalization" shall have the meaning ascribed thereto in Section 2.10 hereof.

     "Records" means all records and original documents in the Seller's possession which pertain to and are utilized by the Seller and its subsidiaries to administer, reflect, monitor, evidence or record information respecting Seller's consolidated business and operations, including but not limited to all records and documents relating to (a) corporate, regulatory, supervisory and litigation matters, (b) tax planning and payment of taxes, (c) personnel and employment matters, and (d) the business or conduct of the consolidated business of the Seller.

     "Requisite Regulatory Approvals" shall have the meaning ascribed thereto in
Section 6.01(b) hereof.

     "SEC" shall have the meaning ascribed thereto in Section 3.04 hereof.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Seller" shall have the meaning ascribed thereto in the preamble to this Agreement.

     "Seller Affiliates" shall have the meaning ascribed thereto in Section 5.06 hereof.

     "Seller Affiliates Agreement" shall mean the form of written agreement to be executed and delivered to the Buyer prior to the Effective Time by the Seller Affiliates, substantially in the form attached hereto as Exhibit C.

     "Seller Balance Sheet" shall have the meaning ascribed thereto in Section
4.05 hereof.

     "Seller Benefit Plans" shall have the meaning ascribed thereto in Section 4.11(a) hereof.

     "Seller Common Stock" shall have the meaning ascribed thereto in Section 4.02(a) hereof.

     "Seller Disclosure Schedule" shall have the meaning ascribed thereto in
Section 4.01(a) hereof.

     "Seller Option" shall mean the option granted to the Buyer pursuant to the Seller Option Agreement.

     "Seller Option Agreement" shall mean that certain stock option agreement of even date herewith by and between the Buyer and the Seller in the form attached as Exhibit A.

     "Seller Other Plans" shall have the meaning ascribed thereto in Section 4.11(a) hereof.

     "Seller Pension Plans" shall have the meaning ascribed thereto in Section 4.11(a) hereof.

     "Seller Preferred Stock" shall have the meaning ascribed thereto in Section 4.02(a) hereof.

     "Seller Reports" shall have the meaning ascribed thereto in Section 4.15 hereof.

     "Seller Stock Option Plans" shall mean the 1984 and 1987 stock option plans of Seller.

     "Seller Stockholders' Agreement" shall mean that certain letter agreement of even date herewith executed and delivered to the Buyer by the Principal Stockholders in the form attached hereto as Exhibit B.

     "Seller Requisite Vote" shall have the meaning ascribed thereto in Section
4.04 hereof.

     "Stock Conversion Number" shall have the meaning ascribed thereto in
Section 2.14(e) hereof.

     "Stock Distribution" shall have the meaning ascribed thereto in Section 2.09(a) hereof.

     "Stock Election Cash Designee Shares" shall have the meaning ascribed thereto in Section 2.14(e) hereof.

     "Stock Election Shares" shall have the meaning ascribed thereto in Section 2.14(b) hereof.

     "subsidiaries" shall mean, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or, with respect to such corporation or other organization, at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

     "Surviving Corporation" shall have the meaning ascribed thereto in Section
2.01 hereof.

     "Tax" shall have the meaning ascribed thereto in Section 4.10(t)(A) hereof.

     "Tax Return" shall have the meaning ascribed thereto in Section 4.10(t)(B) hereof.

     "Termination Date" shall have the meaning ascribed thereto in Section 8.01(b) hereof.

     "Trust Account Shares" shall have the meaning ascribed thereto in Section
3.16 hereof.

     "Valuation Period" shall have the meaning ascribed thereto in Section 2.09(a) hereof.

     "Vermont Commissioner" shall mean the Vermont Commissioner of Banking, Insurance and Securities.

                                   ARTICLE II

                             THE ACQUISITION MERGER

     2.01  Surviving Corporation.  In accordance with the provisions of this
Article II and Section 251 of the DGCL, at the Effective Time, Seller shall be merged with and into Buyer (the two merging corporations being sometimes collectively referred to herein as the "Constituent Corporations") and the separate corporate existence of Seller shall cease. Buyer shall be the surviving corporation in the Acquisition Merger (hereinafter sometimes referred to as the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware. The name of the Surviving Corporation shall continue to be "Vermont Financial Services Corporation".

     2.02 Purposes and Authorized Capital Stock of Surviving Corporation. As of the Effective Time, the purposes and authorized capital stock of the Surviving Corporation shall be as stated in the Certificate of Incorporation of Buyer immediately prior to the Effective Time.

     2.03  Effect of the Acquisition Merger.

          (a) At the Effective Time, all of the estate, property, rights, privileges, powers and franchises of the Constituent Corporations and all of their property, real, personal and mixed, and all the debts due on whatever account to any of them, as well as all stock subscriptions and other choses in action belonging to any of them, shall be transferred to and vested in the Surviving Corporation, without further act or deed, and all claims, demands, property and other interest shall be the property of the Surviving Corporation, and the title to all real estate vested in any of the Constituent Corporations shall not revert or be in any way impaired by reason of the Acquisition Merger, but shall be vested in the Surviving Corporation.

          (b) From and after the Effective Time, the rights of creditors of any Constituent Corporation shall not in any manner be impaired, nor shall any liability or obligation, including taxes due or to become due, or any claim or demand in any cause existing against such corporation, or any stockholder, director, or officer thereof, be released or impaired by the Acquisition Merger, but the Surviving Corporation shall be deemed to have assumed, and shall be liable for, all liabilities and obligations of each of the Constituent Corporations in the same manner and to the same extent as if the Surviving Corporation had itself incurred such liabilities or obligations. The stockholders, directors, and officers of the Constituent Corporations shall continue to be subject to all liabilities, claims and demands existing against them as such at or before the Acquisition Merger. No action or proceeding then pending before any court or tribunal of the State of Delaware, the State of Vermont, the State of New Hampshire or otherwise in which any Constituent Corporation is a party, or in which any such stockholder, director, or officer is a party, shall abate or be discontinued by reason of the Acquisition Merger, but any such action or proceeding may be prosecuted to final judgment as though no merger had taken place, or the Surviving Corporation may be substituted as a party in place of any Constituent Corporation by the court in which such action or proceeding is pending.

     2.04 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Acquisition Merger or to otherwise carry out this Agreement, the officers and directors of the Surviving Corporation shall and will be authorized to execute and deliver, in the name and on behalf of the Constituent Corporations or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or to otherwise carry out the purposes and intent of this Agreement.

     2.05 Certificate of Incorporation and By-laws. The Certificate of Incorporation and the By-Laws of Buyer, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and the

By-laws of the Surviving Corporation and shall thereafter continue to be the Surviving Corporation's Certificate of Incorporation and By-Laws until amended as provided therein or by applicable law.

     2.06 Directors and Officers. The directors and officers of the Surviving Corporation shall be the directors and officers of Buyer immediately prior to the Effective Time and, in addition, the Board of Directors of the Surviving Corporation shall include at least three (3) and up to four (4) additional persons to be designated by Buyer prior to the Effective Time, who shall be selected from among the members of Seller's Board of Directors, and each such director and officer shall hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation. Subject to the first sentence of this Section 2.06, the exact number of Seller directors who shall be selected to serve on the Board of Directors of the Surviving Corporation upon the Effective Time shall be determined by Buyer in its sole discretion.

     2.07 Effective Time; Conditions. If all of the conditions precedent set forth in Article VI hereof have been satisfied or waived (to the extent permitted by law), and this Agreement has not otherwise been properly terminated under Article VIII hereof, the appropriate form of certificate of merger with respect to the Acquisition Merger shall be prepared by Buyer and Seller and filed and recorded pursuant to Section 251 of the DGCL with the Delaware Secretary of State (as so filed and recorded, the "Certificate of Merger"). The Acquisition Merger shall become effective at, and the Effective Time shall be, the time specified in the Certificate of Merger.

     2.08 Dissenters' Appraisal Rights. Any Dissenting Holder (i) who files with Seller an objection to the Acquisition Merger in writing before the approval of this Agreement by the stockholders of Seller and who states in such objection that he intends to demand payment for his shares of Seller Common Stock if the Acquisition Merger is concluded and (ii) whose shares of Seller Common Stock are not voted in favor of the Acquisition Merger shall be entitled to demand payment for his shares of Seller Common Stock and an appraisal of the value thereof, subject to and in accordance with the provisions of Section 262 of the DGCL.

     2.09  Effect on Outstanding Shares.

          (a) Seller Common Stock. By virtue of the Acquisition Merger, automatically and without any action on the part of the holder thereof, and subject to and in accordance with Section 2.14 hereof, each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and any such shares held directly or indirectly by Buyer, other than Trust Account Shares and DPC Shares, and any such shares held as treasury stock by Seller) shall become and be converted into either (i) an amount in cash equal to the sum of (x) $7.25 and (y) the product of 0.4900 and the Average Closing Price (such total per share purchase price being referred to herein as the "Acquisition Price" and such total per share cash amount being referred to herein as the "Cash Distribution") or (ii) the number of shares or fraction of a share of Buyer Common Stock, rounded to the nearest ten-thousandth of a share, equal to the number obtained by dividing the Acquisition Price by the Average Closing Price (such number being referred to herein as the "Exchange Ratio" or the "Stock Distribution"); provided, however, that if the Average Closing Price is greater than or equal to $39.96 per share the Acquisition Price shall equal $26.83 and if the Average Closing Price is less than or equal to $29.54 per share but greater than or equal to $26.06 per share the Acquisition Price shall equal $21.72. If the Average Closing Price is less than $26.06, the Acquisition Price shall equal the sum of (x) $7.25 and (y) the product of 0.5553 and the Average Closing Price. Notwithstanding the foregoing, however, if the Average Closing Price is less than $26.06 per share (the "Minimum Price"), then Seller shall have the right to terminate this Agreement pursuant to Section 8.01(f) of this Agreement, unless Buyer elects, in its sole discretion, to adopt $21.72 (the "Adjusted Acquisition Price") as the Acquisition Price. The parties hereto acknowledge and agree that the Acquisition Price shall be identical without regard to any election made pursuant to Section 2.14 hereof. As of the Effective Time, each share of Seller Common Stock held directly or indirectly by Buyer, other than Trust Account Shares and DPC Shares, and held by Seller as treasury stock shall be canceled, retired and cease to exist, and no payment shall be made with respect thereto. For purposes of this Agreement, "Average Closing Price" shall mean the average of the closing bid prices of shares of Buyer Common Stock as reported on the Nasdaq-NM composite transactions reporting system for the twenty consecutive trading days (the "Valuation Period") ending on the fifth business day prior to the Closing Date and "Merger Consideration" shall mean the shares of Buyer Common Stock and/or cash that holders of Seller Common Stock are entitled to receive hereunder. Subject to the provisions of Section 2.09(c) with respect to Dissenting Shares, each certificate which immediately prior to the Effective Time represented outstanding shares of Seller Common Stock shall on and after the Effective Time be deemed for all purposes to represent the Merger Consideration into which the shares of Seller Common Stock represented by such certificate shall have been converted pursuant to this Section 2.09(a).

          (b) Buyer Common Stock. Each share of Buyer Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding upon the Effective Time and shall constitute one share of common stock of the Surviving Corporation ("Surviving Corporation Common Stock"). Each certificate which immediately prior to the Effective Time represented outstanding shares of Buyer Common Stock shall on and after the Effective Time be deemed for all purposes to represent such like number of shares of Surviving Corporation Common Stock issued and outstanding as of the Effective Time in accordance with this Section 2.09(b).

          (c) Dissenting Shares. No conversion under Section 2.09(a) hereof shall be made with respect to the shares of Seller Common Stock held by a Dissenting Holder (such shares being referred to herein as "Dissenting Shares"); provided, however, (i) each Dissenting Share outstanding immediately prior to the Effective Time and held by a Dissenting Holder who shall, at or prior to the Effective Time, withdraw his demand for appraisal or lose his right of appraisal, in either case pursuant to the applicable provisions of the DGCL shall be deemed to be converted, as of the Effective Time, into the Merger Consideration payable with respect to such Dissenting Share in accordance with the terms of Section 2.09(a) hereof and (ii) each Dissenting Share outstanding immediately prior to the Effective Time and held by a Dissenting Holder who shall, after the Effective Time, withdraw his demand for appraisal or lose his right of appraisal, in either case pursuant to the applicable provisions of the DGCL, shall be deemed to be converted, as of the Effective Time, into the Stock Distribution or the Cash Distribution as the Buyer shall determine in its sole and absolute discretion. For purposes of this Agreement, the term "Dissenting Holder" shall mean a holder of shares of Seller Common Stock who has demanded appraisal rights in compliance with the applicable provisions of the DGCL concerning the right of such holder to dissent from the Acquisition Merger and demand appraisal of such holder's shares of Seller Common Stock.

     2.10 Anti-Dilution. In the event that during the period beginning on the first day of the Valuation Period and ending on the Closing Date the outstanding shares of Buyer Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, stock (or other non-cash) dividend, stock split, reverse stock split, or other like changes in Buyer's capitalization (a "Recapitalization"), then an appropriate and proportionate adjustment shall be made to the number and/or kind of securities to be delivered to the holders of Seller Common Stock who are to receive the Stock Distribution so that each such holder of Seller Common Stock shall receive under Section 2.09(a) hereof the number of shares of Buyer Common Stock and/or other securities that such holder would have received if the Recapitalization had occurred immediately after the Effective Time. Nothing contained in this Section
2.10 is intended to mean that Buyer may engage in a Recapitalization for the intended purpose of affecting the Average Closing Price in a way that would be adverse to the interests of Seller and its stockholders.

     2.11  Exchange Procedures.

          (a) Certificates which represent shares of Seller Common Stock that are outstanding immediately prior to the Effective Time (each a "Certificate") and are converted into the Merger Consideration pursuant to this Article II shall, after the Effective Time, be deemed to represent the Merger Consideration into which such shares have been converted and shall be exchangeable by the holders thereof in the manner provided in the transmittal materials described below for (i) new certificates representing the shares of Buyer Common Stock into which such shares have been converted and/or (ii) a check for the total cash amount into which such shares have been converted.

          (b) Following the meeting of Seller's and Buyer's respective stockholders contemplated by Section 5.05 hereof and twenty-five business days prior to the anticipated Closing Date, or on such other date as may be mutually agreed upon by the parties (the "Mailing Date"), the Exchange Agent shall send to each holder of record of shares of Seller Common Stock outstanding as of five business days prior to the Mailing Date (the "Election Form Record Date"), transmittal materials and the Election Form as provided for in Section 2.14 hereof (which materials and form shall be approved by Seller, which approval shall not be unreasonably withheld) for use in exchanging the Certificates for such shares for the Merger Consideration into which such shares of Seller Common Stock have been converted pursuant to this Article II. Upon surrender of a Certificate, together with a duly executed letter of transmittal and any other required documents, the holder of such Certificate shall be entitled to receive, in exchange therefor, as soon as practicable following the Effective Time, a certificate for the number of shares of Buyer Common Stock and/or a check for the cash amount to which such holder is entitled, and such Certificate shall forthwith be canceled. Buyer shall use all reasonable efforts to cause the Exchange Agent to distribute the Merger Consideration as promptly as practicable to the former holders of the Certificates. No dividend or other distribution payable after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Certificate representing Stock Election Shares until the holder thereof surrenders such Certificate in accordance with the provisions of this Article II and the transmittal materials, at which time such holder shall receive all dividends and distributions, without interest thereon, previously payable but withheld from such holder pursuant hereto. No interest shall be paid on the cash amount payable with respect to any unsurrendered Certificate representing Cash Election Shares, and such cash amount shall be paid at such time as such Certificate is properly surrendered by the holder thereof. After the Effective Time, there shall be no transfers on the stock transfer books of Seller of shares of Seller Common Stock which were issued and outstanding at the Effective Time and converted pursuant to the provisions of this Article II. If, after the Effective Time, Certificates are presented for transfer to Seller, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof as determined in accordance with the provisions and procedures set forth in this Article II.

          (c) In lieu of the issuance of fractional shares of Buyer Common Stock pursuant to the applicable provisions of Section 2.09(a) hereof, cash adjustments, without interest, shall be paid to the holders of Seller Common Stock in respect of any fractional share that would otherwise be issuable, and the amount of such cash adjustment shall be equal to an amount in cash determined by multiplying such holder's fractional interest by the Acquisition Price (rounded up to the nearest cent). For purposes of determining whether, and in what amounts, a particular holder of Seller Common Stock would be entitled to receive cash adjustments under this
     Section 2.11(c), shares of record held by such holder and represented by two or more Certificates shall be aggregated.

          (d) After the Effective Time, holders of Seller Common Stock shall have no rights as stockholders of Seller, other than (i) to receive the Merger Consideration into which such shares of Seller Common Stock have been converted and fractional share payments, if any, pursuant to the provisions of Section 2.11(c) above and (ii) the rights afforded to any Dissenting Holder under applicable provisions of the DGCL.

          (e) Any amounts remaining unclaimed by stockholders of Seller twenty-four months after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable law, become the property of Buyer free and clear of any claims of interest of any person previously entitled thereto; provided, however, that Buyer shall send 30-days' prior written notice to former stockholders of Seller at such stockholders' last known addresses as reflected in Seller's stockholder records prior to Buyer's taking possession of any such unclaimed amounts

          (f) Notwithstanding anything contained in this Section 2.11, neither Buyer, Seller, the Surviving Corporation nor any other person shall be liable to any former holder of shares of Seller Common Stock for any shares or any dividends or distributions with respect thereto or any other cash amounts properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (g) In the event any Certificate shall have been lost, stolen or destroyed, upon receipt of appropriate evidence as to such loss, theft or destruction and to the ownership of such Certificate by the person claiming such Certificate to be lost, stolen or destroyed, and the receipt by Buyer of appropriate and customary indemnification, Buyer will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and the fractional share payment, if any, deliverable in respect thereof as determined in accordance with this Article II.

          (h) If any Merger Consideration is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer (including, but not limited to, that the signature of the transferor shall be properly guaranteed by a commercial bank, trust company or member firm of the New York Stock Exchange or other eligible guarantor institution), and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     2.12 Treatment of Seller Stock Options. As soon as practicable following the date of the meeting of Seller's stockholders contemplated by Section 5.05 hereof, and in any event not later than ten (10) business days prior to the Effective Time, each holder of a then outstanding stock option to purchase shares of Seller Common Stock pursuant to the Seller Stock Option Plans (it being understood that the aggregate number of shares of Seller Common Stock subject to purchase under such stock options is not or shall not at the Effective Time be more than 398,975 shares) shall be entitled to exercise such option (whether or not such option would otherwise have been exercisable) at the exercise price thereof, and if such options are not so exercised at such time prior to the Effective Time, then each such holder shall be entitled to elect by written notice to Buyer, delivered not later than such ten (10) business days prior to the Effective Time, one of the two following alternatives: (i) to receive, immediately prior to the Effective Time, from Seller in cancellation of each such option a cash payment in an amount equal to the excess of $24.28 over the per share exercise price of such option, multiplied by the number of shares covered by such option or (ii) to have each such option, upon the Effective Time, converted into an option to purchase shares of Buyer Common Stock with the following terms:

          (A) the number of shares of Buyer Common Stock subject to such option shall be equal to the product of the number of shares of Seller Common Stock previously subject thereto and the Exchange Ratio, rounded down to the nearest whole share;

          (B) the exercise price per share of Buyer Common Stock subject to such option shall be equal to the exercise price per share of Seller Common Stock previously subject thereto divided by the Exchange Ratio, rounded up to the nearest cent;

          (C) the duration and other terms of such option shall be unchanged, except that all references to Seller shall be deemed to be references to Buyer;

          (D) Buyer shall assume the option as contemplated by Section 424(a) of the Code; and

          (E) with respect to any such option that is an incentive stock option within the meaning of Section 422 of the Code, Buyer shall take such actions (other than delaying the date on which such option becomes exercisable beyond the date on which it would otherwise become exercisable pursuant to the terms thereof) as may be necessary or appropriate to cause such option, upon being converted into an option to purchase shares of Buyer Common Stock, to remain such an incentive stock option.

     If any such holder fails to either exercise such holder's options as provided for above or elect either of the other two foregoing alternatives, then such holder's options shall terminate at the Effective Time as provided in the Seller Stock Option Plans.

     2.13 Exchange Agent. Prior to the Election Form Record Date, Buyer shall appoint an exchange agent reasonably acceptable to Seller (it being acknowledged and agreed by Seller that Vermont National Bank is so acceptable) for the purpose of exchanging certificates representing shares of Buyer Common Stock for Certificates (the "Exchange Agent"). Buyer shall issue and deliver on the Closing Date to the Exchange Agent certificates representing the shares of Buyer Common Stock to be issued and shall deposit with the Exchange Agent the aggregate cash amount to be paid in consideration of the aggregate Cash Distribution and in lieu of fractional share interests, all in accordance with the terms of this Article II.

     2.14 Election Procedures. The election to receive shares of Buyer Common Stock or cash in exchange for shares of Seller Common Stock and the allocation of shares of Buyer Common Stock and cash among holders of shares of Seller Common Stock shall be conducted as follows:

          (a) The Exchange Agent shall mail to each holder of record (or, in the case of individuals who have established individual retirement accounts ("IRAs"), to such individuals, treating each such individual and his or her IRA(s) as a single holder of record for this purpose) of shares of Seller Common Stock outstanding at the Election Form Record Date an election form (the "Election Form"), together with appropriate transmittal materials, on the Mailing Date.

          (b) The Election Form shall permit a holder of shares of Seller Common Stock to elect, with respect to some or all of such holder's shares of Seller Common Stock, (i) to receive the Stock Distribution (the "Stock Election Shares"), (ii) to receive the Cash Distribution (the "Cash Election Shares"), or (iii) to indicate that such holder makes no election (the "No Election Shares").

          (c) Any shares of Seller Common Stock with respect to which the holder thereof shall not, as of the Election Deadline (as defined below), have made such an election by submission to the Exchange Agent, of a properly completed Election Form shall be deemed to be No Election Shares. "Election Deadline" means 5:00 p.m., local time, on the fifteenth business day following but not including the Mailing Date or such other date as Buyer and Seller shall mutually agree upon in writing.

          (d) Any election shall have been properly made only if the Exchange Agent shall have received a properly completed Election Form by the Election Deadline. Subject to Section 2.11(g) hereof, an Election Form will be properly completed only if accompanied by either (i) certificates representing all shares of Seller Common Stock covered thereby or (ii) an appropriate guarantee of delivery of such certificates as set forth in the Election Form from a member of a national securities exchange or the NASD, or a commercial bank or trust company in the United States, provided that if the certificates are not delivered by the time set forth in the guarantee of delivery (which time may not be later than two business days after the Election Deadline), the holder shall be entitled only to receive in respect of each share of Seller Common Stock represented by such certificates the Merger Consideration to be received by holders of No Election Shares, subject to the allocation and other provisions of this
     Section 2.14 and Section 2.11 hereof. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent, provided such notice is received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.

          (e) If the aggregate number of Stock Election Shares does not equal the Stock Conversion Number (as defined below), within ten business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, the Exchange Agent shall allocate among holders of shares of Seller Common Stock outstanding at the Effective Time the rights to receive with respect to each such share the Stock Distribution or the Cash Distribution as follows:

             (i) if the number of Stock Election Shares is less than the Stock Conversion Number, then

                (A) all Stock Election Shares will be converted into the right to receive the Stock Distribution,

                (B) the Exchange Agent will select, on a pro rata basis, first from among the holders of No Election Shares, a sufficient number of such shares ("No Election Designee Shares") such that the number of No Election Designee Shares will, when added to the number of Stock Election Shares, equal as closely as practicable the Stock Conversion Number, and all such No Election Designee Shares will be converted into the right to receive the Stock Distribution,

                (C) if, after giving effect to clauses (A) and (B) above, the number of Stock Election Shares plus No Election Designee Shares is less than the Stock Conversion Number, the Exchange Agent will select, on a pro rata basis, from among the holders of Cash Election Shares, a sufficient number of such shares ("Cash Election Designee Shares") such that the number of Cash Election Designee Shares will, when added to the number of No Election Designee Shares and Stock Election Shares, equal as closely as practicable the Stock Conversion Number, and all Cash Election Designee Shares will be converted into the right to receive the Stock Distribution, and

                (D) the Cash Election Shares and the No Election Shares not so selected as Cash Election Designee Shares or No Election Designee Shares, respectively, shall be converted into the right to receive the Cash Distribution; or

             (ii) if the aggregate number of Stock Election Shares is greater than the Stock Conversion Number, then

                (A) all Cash Election Shares will be converted into the right to receive the Cash Distribution,

                (B) the Exchange Agent will select, on a pro rata basis, first from among the holders of No Election Shares, a sufficient number of such shares ("No Election Cash Designee Shares") such that the number of No Election Cash Designee Shares will, when added to the number of Cash Election Shares and Dissenting Shares, equal as closely as practicable the Cash Conversion Number (as defined below), and all No Election Cash Designee Shares will be converted into the right to receive the Cash Distribution,

                (C) if, after giving effect to clauses (A) and (B) above, the number of Cash Election Shares plus No Election Cash Designee Shares plus Dissenting Shares is less than the Cash Conversion Number, the Exchange Agent will select, on a pro rata basis, from among the holders of Stock Election Shares, a sufficient number of such shares ("Stock Election Cash Designee Shares") such that the number of Stock Election Cash Designee Shares will, when added to the number of Cash Election Shares and No Election Cash Designee Shares and Dissenting Shares, equal as closely as practicable the Cash Conversion Number, and all Stock Election Cash Designee Shares will be converted into the right to receive the Cash Distribution, and

                (D) the Stock Election Shares and the No Election Shares not so selected as Stock Election Cash Designee Shares or No Election Cash Designee Shares, respectively, will be converted into the right to receive the Stock Distribution.

"Cash Conversion Number" means the number of outstanding shares of Seller Common Stock as of the Effective Time, including all Dissenting Shares, if any, multiplied by the ratio of $7.25 to the Acquisition Price. "Stock Conversion Number" means the number of outstanding shares of Seller Common Stock as of the Effective Time minus the Cash Conversion Number.

          (f) The proration process to be used by the Exchange Agent shall be as the Exchange Agent deems equitable in its sole reasonable discretion, provided that each holder of Stock Election Shares shall, to the greatest extent possible, except for rounding to whole numbers of shares, be subject to the same degree of proration as each other holder of Stock Election Shares.

          (g) In the event that this Agreement is duly terminated in accordance with Section 8.01 hereof after the Mailing Date, the Exchange Agent shall use all reasonable efforts to effect the prompt return of stock certificates representing shares of Seller Common Stock submitted thereto with Election Forms as provided for hereunder.

                                    ARTICLE

                    REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer hereby represents and warrants to Seller and the Bank as follows:

     3.01  Corporate Organization.

          (a) The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Buyer has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not result in, with respect to the Buyer, a Material Adverse Effect. The Buyer is a bank holding company duly registered with the Federal Reserve Board under the BHCA. The certificate of incorporation and the by-laws of Buyer, copies of which have been provided to Seller, are true, complete and correct copies of such documents as in effect on the date hereof.

          (b) Each subsidiary of the Buyer is duly organized, validly existing and in corporate good standing under the laws of the jurisdiction of its incorporation. Each subsidiary of the Buyer has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would neither individually nor in the aggregate, result in, with respect to the Buyer, a Material Adverse Effect.

     3.02 Capitalization. The authorized capital stock of the Buyer consists of 20,000,000 shares of common stock, par value $1.00 per share (the "Buyer Common Stock"), and 5,000,000 shares of preferred stock, par value $1.00 per share (the "Buyer Preferred Stock"). As of the close of business on October 31, 1996, there were 4,886,704 shares of the Buyer Common Stock issued and outstanding and no shares of the Buyer Preferred Stock issued and outstanding. As of the close of business on October 31, 1996, there were also 184,018 shares of the Buyer Common Stock held in the Buyer's treasury and 214,125 shares of the Buyer Common Stock reserved for issuance upon exercise of outstanding stock options. All issued and outstanding shares of the Buyer Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

     3.03  Authority; No Violation.

          (a) The Buyer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Buyer. The Board of Directors of Buyer has directed that this Agreement and the transactions contemplated hereby be submitted to the stockholders of Buyer for approval at a meeting of such stockholders and no other corporate proceedings on the part of the Buyer are necessary to consummate any of the transactions so contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Buyer and (assuming due authorization, execution and delivery by the Seller and the Bank) constitutes the valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except that enforcement hereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies.

          (b) Neither the execution and delivery of this Agreement by the Buyer nor the consummation by the Buyer of the transactions contemplated by this Agreement, nor compliance by the Buyer with any of the terms or provisions of this Agreement, will (i) assuming that the consents and approvals referred to in Section 3.04 hereof are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Buyer or any of its subsidiaries or any of their respective properties or assets, or, (ii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of the Buyer or any of its subsidiaries under, any of the terms, conditions or provisions of (A) the certificate of incorporation or other charter document of like nature or by-laws of the Buyer, or such Buyer subsidiary, as the case may be, or (B) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Buyer or any of its subsidiaries is a party thereto as issuer, guarantor or obligor, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii)(B) above, for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not result, with respect to the Buyer, in a Material Adverse Effect.

     3.04 Consents and Approvals. Except for consents, waivers or approvals of, notice to, or filings or registrations with, the Federal Reserve Board, the DOJ, the FTC, the Vermont Commissioner, the Securities and Exchange Commission (the "SEC"), the NASD, the Delaware Secretary of State, and certain state "Blue Sky" or securities commissioners, no consents, waivers or approvals of, notices to, or filings or registrations with, any public body or authority are necessary, and no permits, consents, waivers, clearances, approvals or authorizations of or notices to any non-governmental or non-regulatory third parties (which term does not include the stockholders of the Buyer) are necessary, in connection with the execution and delivery by the Buyer of this Agreement or the consummation by the Buyer of the transactions contemplated by this Agreement (except Section 5.17 hereof). The affirmative vote of the holders of two-thirds of the outstanding shares of the Buyer Common Stock (the "Buyer Requisite Vote") is the only vote of the holders of any class or series of the Buyer's capital stock or other securities necessary to approve this Agreement and the transactions contemplated hereby, including without limitation the Acquisition Merger.

     3.05 Financial Statements. The Buyer has made available to the Seller copies of (a) the consolidated balance sheets of the Buyer and its subsidiaries as of December 31 for the fiscal years 1993 through 1995, inclusive, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the fiscal years 1993 through 1995, inclusive, as reported in the Buyer's Annual Reports on Form 10-K for each of the three fiscal years ended December 31, 1993 through December 31, 1995 filed with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case accompanied by the audit report of Coopers & Lybrand LLP, independent accountants for the Buyer, and (b) the unaudited consolidated balance sheets of Buyer and its subsidiaries as of September 30, 1996 and September 30, 1995, the related unaudited consolidated statements of income and changes in stockholders' equity for the nine months ended September 30, 1996 and September 30, 1995 and the related unaudited consolidated statements of cash flows for the nine months ended September 30, 1996 and September 30, 1995, all as reported in Buyer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 filed with the SEC under the Exchange Act. The December 31, 1995 consolidated balance sheet of the Buyer (the "Buyer Balance Sheet") (including the related notes, where applicable) and the other financial statements referred to herein (including the related notes, where applicable) fairly present, and the financial statements to be included in any reports or statements (including reports on Forms 10-Q, 10-K and 8-K) to be filed by the Buyer with the SEC after the date hereof will fairly present, the consolidated financial position and results of the consolidated operations and cash flows and changes in stockholders' equity of the Buyer and its subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; and each of such statements (including the related notes, where applicable) has been and will be prepared in accordance with GAAP consistently applied during the periods involved, except as otherwise set forth in the notes thereto (subject, in the case of unaudited interim statements, to normal year-end adjustments). The books and records of the Buyer and its subsidiaries have been, and are being, maintained in accordance with GAAP and applicable legal and regulatory requirements and reflect only actual transactions.

     3.06 Absence of Undisclosed Liabilities. As of December 31, 1995, none of the Buyer or any of its subsidiaries had any obligation or liability (contingent or otherwise) that is material on a consolidated basis to the Buyer, or that when combined with all similar obligations or liabilities would be material on a consolidated basis to the Buyer, except as disclosed or reflected in the Buyer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

     3.07 Broker's Fees. Neither the Buyer nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that Buyer has engaged, and will pay a fee or commission to, Tucker Anthony Incorporated.

     3.08 Absence of Certain Changes or Events. Since December 31, 1995, the Buyer and its subsidiaries have not incurred any material liability, except in the ordinary course of their business consistent with their past practices, nor has there been any change in the assets, liabilities, business, operations, results of operations or condition of the Buyer or any of its subsidiaries which has had or could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Buyer.

     3.09 Legal Proceedings. There is no pending or, to the Buyer's knowledge, threatened legal, administrative, arbitral, or other proceeding, claim, action or governmental investigation against Buyer or any subsidiary of the Buyer or challenging the validity or propriety of the transactions contemplated by this Agreement, as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would have or could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Buyer or otherwise materially adversely affect the Buyer's ability to perform its obligations under this Agreement, nor is there any judgment, decree, injunction, rule or order of any legal, administrative or governmental body or arbitrator outstanding against the Buyer or any subsidiary of the Buyer having any such effect.

     3.10 Agreements with Banking Authorities. Neither Buyer nor any of its subsidiaries is a party to any commitment letter, written agreement, memorandum of understanding or order to cease and desist with, or has adopted any resolutions at the request of, any federal or state governmental entity charged with the supervision or regulation of banks, bank holding companies, savings associations or savings and loan holding companies or engaged in the insurance of bank or savings association deposits which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, credit policies, management or overall safety and soundness or such entity's ability to perform its obligations hereunder.

     3.11 Material Agreements. Except as set forth in the index of exhibits in Buyer's Annual Report on Form 10-K for the year ended December 31, 1995 or in Buyer's Quarterly Reports for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, and except for this Agreement and the agreements specifically referred to herein, neither the Buyer nor any of its subsidiaries is a party to or is bound by any other contract or agreement or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by the Buyer as of the date hereof or is otherwise material to the business, operations, results of operations or condition of the Buyer on a consolidated basis.

     3.12 Reports. Since January 1, 1993, the Buyer and its subsidiaries have timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (a) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements (and all such reports, registrations and statements have been made available by the Buyer to the Seller), (b) the OCC, (c) the FDIC, (d) the Federal Reserve Board and (e) any applicable state securities or banking authorities (except, in the case of state securities authorities, no such representation is made as to filings which are not material) (all such reports, registrations and statements are collectively referred to herein as the "Buyer Reports"). As of their respective dates, the Buyer Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed. As of their respective dates, the Buyer Reports did not contain and, with respect to filings made after the date of this Agreement, will not at the date of filing contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.13 Compliance with Applicable Law. Buyer and its subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of Buyer's consolidated business, and Buyer and its subsidiaries have complied with, and are not in default in any respect under any, applicable law, statute, order, rule, regulation or policy of, or agreement with, any federal, state or local governmental agency or authority relating to Buyer on a consolidated basis, other than where such default or noncompliance does not have and could not reasonably be expected to have a Material Adverse Effect on Buyer or otherwise materially adversely affect Buyer's ability to perform its obligations under this Agreement. Buyer has not received any notice of any violation of, or commencement of any proceeding in connection with any violation (including without limitation any hearing or investigation relating to the imposition or contemplated imposition of civil money penalties or other financial penalty under Section 8(i) of the FDIA or applicable state law ("CMPs")) of any such law, statute, order, rule, regulation, policy or agreement.

     3.14 Environmental Matters. Buyer and its subsidiaries are in compliance and have always been in compliance with all environmental laws, rules, regulations and standards promulgated, adopted or enforced by the EPA and of similar agencies in states in which they conduct their respective business, except for any noncompliance that singly or in the aggregate would not have a Material Adverse Effect on Buyer. There is no suit, claim, action or proceeding now pending before any court, governmental agency or board or other forum or, to the knowledge of Buyer, threatened by any person, as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on Buyer (i) for alleged noncompliance with any environmental law, rule or regulation or (ii) relating to the discharge or release into the environment of any hazardous material or waste at or on a site presently or formerly owned, leased or operated by Buyer or any subsidiary of Buyer or in which Buyer or any Buyer subsidiary has a lien or other security interest.

     3.15 Buyer Common Stock. The Buyer Common Stock to be issued in connection with the Acquisition Merger is duly authorized and, when issued in accordance with Article II hereof, will be validly issued, fully paid and nonassessable and not subject to preemptive rights, with no personal liability attaching thereto.

     3.16 Ownership of Seller Common Stock. Neither the Buyer nor, to its best knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act), (a) beneficially own, directly or indirectly, or (b) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of the Seller, which in the aggregate represent five percent (5%) or more of the outstanding shares of capital stock of the Seller entitled to vote generally in the election of directors (other than shares in trust accounts, managed accounts and the like that are beneficially owned by third parties (any such shares, "Trust Account Shares") and any other shares held in respect of a debt previously contracted (any such shares, "DPC Shares").

     3.17 Financing. Buyer's ability to pay the total amount of the cash consideration to be paid with respect to those shares of Seller Common Stock that are converted into the Cash Distribution in accordance with Section 2.09(a) above is not contingent upon raising additional equity capital (which does not include receipt of cash dividends from its banking or other subsidiaries) or obtaining specific financing from any third-party lender.

     3.18  Buyer Benefit Plans.

          (a) Buyer represents that with respect to each employee pension benefit plan (as defined in Section 3(2) of ERISA) ("Buyer Pension Plan") and each employee welfare benefit plan (as defined in Section 3(1) of ERISA) ("Buyer Benefit Plan") which the Buyer, any subsidiary of Buyer or any ERISA

     Affiliate maintains or to which the Buyer, any subsidiary of Buyer or any ERISA Affiliate contributes, each such plan has been administered in compliance with its terms in all material respects and is in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable laws, and each of the Buyer Pension Plans intended to qualify under Section 401(a) of the Code is so qualified. Neither the Buyer nor any subsidiary of Buyer has taken any action, nor has any event occurred, that has resulted, or will likely result in liability under Title IV of ERISA or has engaged in a prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code).

          (b) There is no "accumulated funding deficiency" (within the meaning of Section 302 of ERISA and Section 412 of the Code), whether or not waived, with respect to any Buyer Pension Plan. The Buyer, its subsidiaries, and their ERISA Affiliates have made all contributions to the Buyer Pension Plans and Buyer Benefit Plans required thereunder as of the date of this representation, and have established adequate reserves on their books for all contributions to Buyer Pension Plans and Buyer Benefit Plans required thereunder for the period prior to the date of this representation, to the extent such contributions are not required to have been made, and have not been made, prior to the date of this representation.

     3.19 Buyer Information. The information relating to the Buyer and its subsidiaries to be contained or incorporated by reference in the Buyer Registration Statement and the Proxy Statement, as described in Section 5.04 hereof, and any other documents filed with the SEC or any regulatory agency in connection herewith, to the extent such information is provided in writing by the Buyer, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make such information not misleading.

     3.20 Disclosure. To the best of Buyer's knowledge, no representation or warranty contained in this Agreement, and no statement contained in any certificate, list or other writing furnished to the Seller pursuant to the provisions hereof, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein not misleading. No information believed by Buyer to be material to Seller's interests in the transactions contemplated by this Agreement, which has not otherwise been disclosed to Seller in connection with this Agreement, has been intentionally withheld from Seller.

                                   ARTICLE VI

             REPRESENTATIONS AND WARRANTIES OF SELLER AND THE BANK

     Seller and the Bank hereby represent and warrant to Buyer as follows:

     4.01  Corporate Organization.

          (a) The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Bank is a federal savings bank in stock form duly organized, validly existing and in good standing under the laws of the United States. Each of the Seller and the Bank has the corporate power and authority to own, lease or operate all of its respective properties and assets and to carry on its respective business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not result in, with respect to the Seller, any Material Adverse Effect. The deposits of the Bank are insured by the FDIC in accordance with the FDIA, and, except as disclosed in Section 4.01(a) of the disclosure schedule prepared by Seller and delivered to Buyer on the date hereof in conjunction with the parties' execution and delivery of this Agreement (the "Seller Disclosure Schedule"), the Bank has paid all assessments that have become due and payable to the FDIC. The Seller is a savings and loan holding company registered with the OTS under the HOLA.

          (b) Each subsidiary of the Seller, other than the Bank, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each subsidiary of the Seller has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would, neither individually nor in the aggregate, result in, with respect to the Seller, a Material Adverse Effect.

          (c) Except as disclosed in Section 4.01(c) of the Seller Disclosure Schedule, the minute books of the Seller and its subsidiaries contain complete and accurate records of all meetings and other corporate actions authorized at such meetings held or taken since December 31, 1990 by its stockholders and Board of Directors. The certificate of incorporation and the by-laws of the Seller and the federal stock charter and bylaws of the Bank, copies of which have been provided to the Buyer, are true, complete and correct copies of such documents as in effect on the date hereof.

     4.02  Capitalization.

          (a) The authorized capital stock of the Seller consists of 5,000,000 shares of common stock, par value $0.01 per share (the "Seller Common Stock"), and 1,000,000 shares of preferred stock, par value $0.01 per share (the "Seller Preferred Stock"). As of October 31, 1996, there were 3,677,226 shares of the Seller Common Stock and no shares of the Seller Preferred Stock issued and outstanding, 418,323 shares of the Seller Common Stock held in the Seller's treasury and 392,775 shares of Seller Common Stock reserved for issuance upon the exercise of outstanding stock options. All issued and outstanding shares of the Seller Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Section 4.02(a) of the Seller Disclosure Schedule identifies by name all of the holders of record as of the date hereof of any options or rights, whether or not presently exercisable, to purchase any shares of Seller Common Stock, the number of shares of Seller Common Stock subject to such outstanding stock options or rights held by each such holder, together with the various dates on which such options or rights were granted and the various exercise prices for such options or rights, the number of shares for which such options or rights are presently vested and the vesting schedule for the remaining balance of shares for which such options or rights are not presently vested. Except as referred to in this Section 4.02 or disclosed in Section 4.02(a) of the Seller Disclosure Schedule, and except for the Seller Option Agreement and the Seller Stock Option Plans, the Seller does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the Seller to issue, deliver or sell, or cause to be issued, delivered or sold any shares of the Seller Common Stock or any other equity security of the Seller or any Seller subsidiary or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any shares of the Seller Common Stock or any other equity security of the Seller or any Seller subsidiary or obligating the Seller to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments or agreements. As of the date hereof, there are no outstanding contractual obligations of the Seller to repurchase, redeem or otherwise acquire any shares of capital stock of the Seller or any Seller subsidiary.

          (b) Section 4.02(b) to the Seller Disclosure Schedule lists each of the subsidiaries of the Seller as of the date of this Agreement and indicates for such subsidiary as of such date, the number, percentage and type of equity securities owned or controlled by the Seller and the jurisdiction of incorporation. No subsidiary of the Seller has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for such Seller subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any equity security of the Seller or of any Seller subsidiary or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating a Seller subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments or agreements. As of the date hereof, there are no outstanding contractual obligations of any Seller subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Seller or any Seller subsidiary. All of the shares of capital stock of each of the Seller's subsidiaries held by the Seller are fully paid and nonassessable and are owned by the Seller free and clear of any claim, lien, encumbrance or agreement with respect thereto.

     4.03  Authority; No Violation.

          (a) The Seller has full corporate power and authority to execute and deliver this Agreement and the Seller Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Seller Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of the Seller. The Board of Directors of Seller has directed that this Agreement and the transactions contemplated hereby be submitted to the stockholders of the Seller for approval at a meeting of such stockholders and no other corporate proceedings on the part of Seller are necessary to consummate any of the transactions so contemplated by this Agreement or the Seller Option Agreement. This Agreement and the Seller Option Agreement have been duly and validly executed and delivered by the Seller and (assuming due authorization, execution and delivery of this Agreement and the Seller Option Agreement by the Buyer) constitute the valid and binding obligations of the Seller, enforceable against it in accordance with their respective terms, except that enforcement thereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies.

          (b) Neither the execution and delivery of this Agreement and the Seller Option Agreement by the Seller nor the consummation by the Seller of the transactions contemplated hereby and thereby, nor compliance by the Seller with any of the terms or provisions hereof or thereof, will (i) assuming that the consents and approvals referred to in Section 4.04 are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Seller or any of its subsidiaries or any of their respective properties or assets, or
     (ii) except as set forth in Section 4.03(b) of the Seller Disclosure Schedule, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of the Seller or any of its subsidiaries under, any of the terms, conditions or provisions of (A) the certificate of incorporation or other charter documents of like nature or by-laws of the Seller or such Seller subsidiary, as the case may be, or (B) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Seller or any of its subsidiaries is a party thereto as issuer, guarantor or obligor, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii)(B) above, for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not result, with respect to the Seller, in a Material Adverse Effect.

     4.04 Consents and Approvals. Except for consents, waivers or approvals of, notices to, or filings or registrations with, the Federal Reserve Board, the DOJ, the FTC, the Vermont Commissioner, the SEC, the Delaware Secretary of State, or as may be set forth in Section 4.04 or 4.03(b) of the Seller Disclosure Schedule, no consents, waivers or approvals of, notices to, or filings or registrations with, any public body or authority are necessary, and no permits, consents, waivers, clearances, approvals or authorizations of or notices to any non-governmental or nonregulatory third parties (which term does not include the stockholders of the Seller) are necessary, in connection with the execution and delivery by the Seller of this Agreement and the Seller Option Agreement or the consummation by the Seller of the transactions contemplated by this Agreement (except Section 5.17 hereof) or the Seller Option Agreement. The affirmative vote of holders of two-thirds of the outstanding shares of the Seller Common Stock (the "Seller Requisite Vote") is the only vote of the holders of any class or series of the Seller's capital stock or other securities necessary to approve this Agreement and the transactions contemplated hereby, including without limitation the Acquisition Merger.

     4.05 Financial Statements. The Seller has made available to the Buyer copies of (a) the consolidated balance sheets of the Seller and its subsidiaries as of September 30 for the fiscal years 1993 through 1995, inclusive, and the related consolidated statements of income, changes in stockholders' equity and cash flows for such fiscal years 1993 through 1995, inclusive, as reported in the Seller's Annual Reports on Form 10-K for each of the three fiscal years ended September 30, 1993 through September 30, 1995 filed with the SEC under the Exchange Act, in each case accompanied by the audit report of KPMG Peat Marwick LLP, independent accountants for the Seller, (b) the unaudited consolidated balance sheets of Seller and its subsidiaries as of June 30, 1996 and June 30, 1995, the related unaudited consolidated statements of income and changes in stockholders' equity for the nine months ended June 30, 1996 and June 30, 1995 and the related unaudited consolidated statements of cash flows for the nine months ended June 30, 1996 and June 30, 1995, all as reported in Seller's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 filed with the SEC under the Exchange Act, and (c) the unaudited consolidated balance sheet of Seller and its subsidiaries as of September 30, 1996, the related unaudited consolidated statements of income and changes in stockholders' equity for the fiscal year ended September 30, 1996 and the related unaudited consolidated statement of cash flows for the fiscal year ended September 30, 1996, all as prepared by management, but not yet certified by KPMG Peat Marwick LLP as of the date hereof. The September 30, 1995 consolidated balance sheet of the Seller (the "Seller Balance Sheet") (including the related notes, where applicable) and the other financial statements referred to herein (including the related notes, where applicable) fairly present, and the financial statements to be included in any reports or statements (including reports on Forms 10-Q, 10-K and 8-K) to be filed by the Seller with the SEC after the date hereof will fairly present, the consolidated financial position and results of the consolidated operations and cash flows and changes in shareholders' equity of the Seller and its subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; and each of such statements (including the related notes, where applicable) has been and will be prepared in accordance with GAAP consistently applied during the periods involved, except as otherwise set forth in the notes thereto (subject, in the case of unaudited interim statements, to normal year-end adjustments). The books and records of the Seller and its subsidiaries have been, and are being, maintained in accordance with GAAP and applicable legal and regulatory requirements and reflect only actual transactions.

     4.06 Absence of Undisclosed Liabilities. As of September 30, 1995, none of the Seller or any of its subsidiaries had any obligation or liability (contingent or otherwise) that is material on a consolidated basis to the Seller, or that when combined with all similar obligations or liabilities would be material on a consolidated basis to the Seller, except as disclosed or reflected in the Seller's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 or Section 4.06 of the Seller Disclosure Schedule.

     4.07 Broker's Fees. Neither the Seller or any of its subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that Seller has engaged, and will pay a fee or commission to, McConnell, Budd & Downes, Inc.

     4.08  Absence of Certain Changes or Events.  Except as disclosed in
Schedule 4.08 of the Seller Disclosure Schedule, since September 30, 1995 the Seller and its subsidiaries have not incurred any material liability, except in the ordinary course of their business consistent with their past practices, nor has there been any change in the assets, liabilities, business, operations, results of operations or condition of the Seller or any of its subsidiaries which has had or could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Seller.

     4.09 Legal Proceedings. Except as disclosed in Section 4.09 of the Seller Disclosure Schedule, there is no pending or, to Seller's knowledge, threatened legal, administrative, arbitral, or other proceeding, claim, action or governmental investigation against the Seller or any subsidiary of the Seller or challenging the validity or propriety of the transactions contemplated by this Agreement, as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would have or could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Seller or otherwise materially adversely affect the Seller's ability to perform its obligations under this Agreement, nor is there any judgment, decree, injunction, rule or order of any legal, administrative or governmental body or arbitrator outstanding against the Seller or any subsidiary of the Seller having any such effect.

     4.10 Taxes and Tax Returns. Except as may be set forth in Section 4.10 of the Seller Disclosure Schedule:

          (a) The Seller has timely filed all Tax Returns required to be filed by it, each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true and accurate in all respects material to the financial condition of the Seller and its subsidiaries, taken as a whole. All Taxes shown on such Tax Returns as due and payable by Seller have been paid and, to Seller's knowledge, Seller will not be liable for any additional Taxes for any taxable period ending on or before the Effective Time in excess of the amounts set up as reserves for taxes on the Seller Balance Sheet. Seller has made available to Buyer correct and complete copies of all federal income Tax Returns filed with respect to Seller for taxable periods ended on or after December 31, 1990, and all examination reports, and statements of deficiencies assessed against or agreed to by Seller with respect to such taxable periods;

          (b) Seller has neither requested nor been granted an extension of the time for filing any Tax Return to a date later than the Effective Time;

          (c) With respect to each taxable period of Seller through September 30, 1992, either such taxable period has been audited by the relevant taxing authority or the time for assessing or collecting income Tax with respect to each such taxable period has closed and such taxable period is not subject to review by any relevant taxing authority or the statute of limitations for assessing or collecting income Tax with respect to each such taxable period has not yet expired;

          (d) Seller has not consented to extend the time in which any Tax may be assessed or collected by any tax authority;

          (e) No deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Tax has been asserted or assessed by any taxing authority against Seller, other than such additional Taxes as are being contested in good faith and which if determined adversely to Seller would not have a Material Adverse Effect on Seller, and Seller has not executed or entered into a closing agreement pursuant to Code Section 7121 or any predecessor provision thereof or any similar provision of state, local or foreign law;

          (f) There is no action, suit, taxing authority proceeding or audit now in progress, pending or, to the knowledge of Seller, threatened against or with respect to Seller with respect to any Tax;

          (g) To the best of Seller's knowledge, no claim has ever been made by a taxing authority in a jurisdiction where Seller does not pay Tax or file Tax Returns that Seller is or may be subject to Taxes assessed by that jurisdiction;

          (h) To the best of Seller's knowledge, there are no liens for Taxes (other than current Taxes not yet due and payable) on the assets of Seller;

          (i) Seller has not filed or been included in a combined, consolidated or unitary income Tax Return (other than consolidated Tax Returns in which it is the parent corporation);

          (j) Seller has neither made nor is affected by any elections under Code Sections 108(b)(5), 338(g), or 565, or Treasury Regulation Section 1.1502-20(g);

          (k) Seller is not a party to or bound by any Tax allocation or Tax sharing agreement nor does Seller have any current or potential contractual obligation to indemnify any other person or entity with respect to Taxes (other than the tax sharing agreement among Seller and its subsidiaries, a copy of which has been made available to Buyer);

          (l) Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party;

          (m) Seller has no permanent establishment in any foreign country, as defined in the relevant tax treaty between the United States of America and such foreign country, nor otherwise operates or conducts business through any branch in any foreign country;

          (n) Seller will not be required, as a result of a change in method of accounting for any period before and immediately prior to the Effective Time, to include any adjustment under Section 481(c) of the Code (or any similar or corresponding provision or requirement of federal, state, local or foreign income Tax law) in taxable income for any period ending after the Effective Time;

          (o) None of the assets of Seller directly or indirectly secures any indebtedness the interest on which is tax-exempt under Section 103(a) of the Code, and Seller is not directly or indirectly an obligor or a guarantor with respect to any such indebtedness;

          (p) Seller has not filed a consent under Code Sec. 341(f) concerning collapsible corporations;

          (q) Seller has not made any payments, nor is obligated to make any payments, nor is it a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code Sec. 280G;

          (r) Seller and each of its subsidiaries is not currently, has not been within the last five years and does not anticipate becoming a "United States real property holding corporation" within the meaning of Code
     Section 897(c).

          (s) The liabilities of the Bank will not, as of the Effective Time, exceed the tax basis of its assets;

          (t) For purposes of this Section 4.10:

             (A) "Tax" means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, intangibles, social security, unemployment, disability, payroll, license, employee or other tax or levy, of any kind whatsoever, including any interest, penalties or additions to tax in respect of the foregoing.

             (B) "Tax Return" means any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

          4.11 Employees. Except as set forth in Section 4.11 of the Seller Disclosure Schedule:

          (a) Neither the Seller, any of its subsidiaries, nor any ERISA Affiliate of the Seller or any of its subsidiaries maintains or contributes to any "employee pension benefit plan" (the "Seller Pension Plans"), as such term is defined in Section 3(2) of ERISA, "employee welfare benefit plan" (the "Seller Benefit Plans"), as such term is defined in Section 3(1) of ERISA, for the employees of Seller, any of its subsidiaries, or any ERISA Affiliate of Seller or any of its subsidiaries, and neither Seller nor any of its subsidiaries maintains or contributes to any stock option plan, stock purchase plan, deferred compensation plan, other employee benefit plan for employees of the Seller or any subsidiary thereof, or any other plan, program or arrangement of the same or similar nature that provides benefits to non-employee directors of the Seller or any subsidiary thereof (collectively, the "Seller Other Plans").

          (b) The Seller shall have delivered or made available to the Buyer prior to, or contemporaneously with, the delivery of the Seller Disclosure Schedule a complete and accurate copy of each of the following with respect to each of the Seller Pension Plans, the Seller Benefit Plans and the Seller Other Plans: (i) plan document (including all amendments, if any);
     (ii) trust agreement or insurance contract, if any; (iii) most recent IRS determination letter, if any; (iv) most recent financial statements and actuarial report, if any;(v) most recent annual report on Form 5500 (including all schedules thereto), if any; and (vi) summary plan description currently in effect and all material modifications thereto, if any, and any written communications to employees to the extent the substance of the plan described therein differs materially from the other documentation relating to such plan furnished by Seller to Buyer hereunder.

          (c) The current value of the assets of each of the Seller Pension Plans subject to Title IV of ERISA exceeds that plan's "Benefit Liabilities" as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if that plan terminated in accordance with all applicable legal requirements.

          (d) Neither Seller, any of its subsidiaries, any of their ERISA Affiliates, nor any plan administrator of a Seller Pension Plan subject to Title IV of ERISA has given notice of intent to terminate such plan, nor, to the knowledge of Seller or any of its subsidiaries, has the PBGC instituted proceedings to terminate any such plan.

          (e) Neither Seller, any of its subsidiaries, nor any of their ERISA Affiliates has incurred any liability to the PBGC (other than for premium payments that are not yet due), to any Seller Pension Plan subject to Title IV of ERISA, or to any trustee under Section 4042 of ERISA, on account of the termination of or withdrawal as a contributing employer from, any Seller Pension Plan, which liability has not been satisfied in full as of the date of this representation.

          (f) Each of the Seller Pension Plans and each of the Seller Benefit Plans has been administered in compliance with its terms in all material respects and is in compliance in all material respects with the applicable provisions of ERISA (including, but not limited to, the funding and prohibited transactions provisions thereof), the Code and other applicable laws.

          (g) There has been no reportable event within the meaning of Section 4043(c) of ERISA (except for any such event, notice of which has been waived by PBGC regulation) or any waived funding deficiency within the meaning of Section 412(d)(3) (or any predecessor section) of the Code with respect to any Seller Pension Plan.

          (h) There is no "accumulated funding deficiency" (within the meaning of Section 302 of ERISA and Section 412 of the Code), whether or not waived, with respect to any Seller Pension Plan. The Seller, its subsidiaries, and their ERISA Affiliates have made all contributions to the Seller Pension Plans and Seller Benefit Plans required thereunder as of the date of this representation, and have established adequate reserves on their books for all contributions to Seller Pension Plans and Seller Benefit Plans required thereunder for the period prior to the date of this representation, to the extent such contributions are not required to have been made, and have not been made, prior to the date of this representation.

          (i) Neither the Seller, any of its subsidiaries, nor any of their ERISA Affiliates has, since September 2, 1974, contributed to any "Multiemployer Plan," as such term is defined in Section 3(37) of ERISA.

          (j) Each of the Seller Pension Plans which is intended to be a qualified plan within the meaning of Section 401(a) of the Code is so qualified, and Seller is not aware of any fact or circumstance which would adversely affect the qualified status of any such plan.

          (k) Neither the Seller nor any of its subsidiaries has engaged in a prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) which could have a Material Adverse Effect on Seller or its subsidiaries.

          (l) There are no material pending or, to the knowledge of the Seller, threatened or anticipated claims by or on behalf of any of the Seller Pension Plans, Seller Benefit Plans, or Seller Other Plans, by any employee or beneficiary covered under any such plan, or otherwise involving such plan, other than routine claims for benefits or actions seeking qualified domestic relations orders.

          (m) Neither Seller, any of its subsidiaries, nor any of their ERISA Affiliates is party to or maintains any contract or other arrangement with any employee or group of employees, providing severance payments, stock or stock-equivalent payments or post-employment benefits other than health benefit continuation rights under federal or state law, of any kind or providing that any otherwise disclosed plan, program or arrangement will irrevocably continue, with respect to any or all of its participants, for any period of time.

     4.12  Agreements with Banking Authorities.  Except as disclosed in Section
4.12 of the Seller Disclosure Schedule, neither the Seller nor any of its subsidiaries is a party to any commitment letter, written agreement, memorandum of understanding or order to cease and desist with, or has adopted any resolutions at the request of, any federal or state governmental entity charged with the supervision or regulation of savings associations, savings and loan holding companies, banks or bank holding companies or engaged in the insurance of savings association or bank deposits which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, credit policies, management or overall safety and soundness or such entity's ability to perform its obligations hereunder.

     4.13 Material Agreements. Except as set forth in the index of exhibits in Seller's Annual Report on Form 10-K for the year ended September 30, 1995 or in Seller's Quarterly Reports for the fiscal quarters ended December 31, 1995, March 31, 1996 and June 30, 1996 or as otherwise disclosed in Section 4.13 of the Seller Disclosure Schedule, and except for this Agreement and the agreements specifically referred to herein, neither the Seller nor any of its subsidiaries is a party to or is bound by (a) any agreement, arrangement, or commitment (other than contracts entered into in the ordinary course of the Bank's banking business that are consistent with past practice and have terms of not more than one year and require payments by the Seller or any subsidiary of not more than $100,000 annually); (b) any written or oral agreement, arrangement, or commitment relating to the employment (including severance) of any person; (c) any contract, agreement, or understanding with any labor union; or (d) any other contract or agreement or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by the Seller as of the date hereof or is otherwise material to the business, operations, results of operations or condition of the Seller on a consolidated basis.

     4.14 Ownership of Property. Except as disclosed in Section 4.14 of the Seller Disclosure Schedule, the Seller and its subsidiaries have good and, as to real property, marketable title to all assets and properties, whether real or personal, tangible or intangible (including, without limitation, the capital stock of its subsidiaries and all other assets and properties), reflected on the Seller Balance Sheet, or acquired subsequent thereto subject to no encumbrances, liens, mortgages, security interests or pledges, except (a) those items that secure liabilities that are reflected in the Seller Balance Sheet or the notes thereto or incurred in the ordinary course of business after the date of such balance sheet, (b) statutory liens for amounts not yet delinquent or which are being contested in good faith, (c) those items that secure public or statutory obligations or any discount with, borrowing from, or other obligations to any Federal Reserve Bank, Federal Home Loan Bank, inter-bank credit facilities, or any transaction by the Seller or any subsidiary acting in a fiduciary capacity, and (d) such encumbrances, liens, mortgages, security interests, and pledges that are not in the aggregate material to the Seller on a consolidated basis. The Seller and its subsidiaries as lessees have the right under valid and existing leases to use, possess and control all of the personal property and real estate leased by Seller and its subsidiaries as presently used, possessed and controlled by the Seller and its subsidiaries.

     4.15 Reports. Except as disclosed in Section 4.15 of the Seller Disclosure Schedule, since January 1, 1993, the Seller and its subsidiaries have timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (a) the SEC, including but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K and proxy statements, (b) the OTS, (c) the FDIC, and (d) any applicable state securities or banking authorities (except, in the case of state securities authorities, no such representation is made as to filings which are not material) (and all such reports, registrations and statements have been made available by Seller to Buyer and are collectively referred to herein as the "Seller Reports"). As of their respective dates, the Seller Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed. As of their respective dates, the Seller Reports did not contain and, with respect to filings made after the date of this Agreement, will not at the date of filing contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4.16 Compliance with Applicable Law. Except as disclosed in Section 4.16 of the Seller Disclosure Schedule, Seller and its subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of Seller's consolidated business, and each of the Seller, its subsidiaries and each "institution-affiliated party" of Seller or the Bank, as such term is defined in Section 3(u) of the FDIA, has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation or policy of, or agreement with, any federal, state or local governmental agency or authority relating to the Seller or its business on a consolidated basis or any such institution-affiliated party, other than where such default or noncompliance does not have and could not reasonably be expected to have a Material Adverse Effect on Seller or otherwise materially adversely affect Seller's or the Bank's ability to perform its obligations under this Agreement or otherwise result in the imposition of CMPs on the Seller, the Bank or any such institution-affiliated party, and neither the Seller nor the Bank has received notice of any violation of, or commencement of any proceeding in connection with any violation (including without limitation any hearing or investigation relating to the imposition or contemplated imposition of CMPs) of any such law, statute, order, rule, regulation, policy or agreement, which could have any such result.

     4.17 Environmental Matters. Except as disclosed in Section 4.17 of the Seller Disclosure Schedule, Seller and its subsidiaries are in compliance and have always been in compliance with all environmental laws, rules, regulations and standards promulgated, adopted or enforced by the EPA and of similar agencies in states in which they conduct their respective business, except for any noncompliance that singly or in the aggregate would not have a Material Adverse Effect on Seller. Except as disclosed in Section 4.17 of the Disclosure Schedule, there is no suit, claim, action or proceeding now pending before any court, governmental agency or board or other forum or, to the knowledge of Seller, threatened by any person, as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have a Material Adverse Effect on Seller (i) for alleged noncompliance with any environmental law, rule or regulation or (ii) relating to the discharge or release into the environment of any hazardous material or waste at or on a site presently or formerly owned, leased or operated by Seller or any subsidiary of Seller or in which Seller or any Seller subsidiary has a lien or other security interest.

     4.18 Antitakeover Statutes Not Applicable. Assuming the accuracy of Buyer's representation in Section 3.14 above, no "fair price," "moratorium," "control share acquisition" or other form of antitakeover statute or regulation is applicable to the transactions contemplated by this Agreement.

     4.19 Ownership of Buyer Common Stock. As of the date hereof, neither the Seller nor, to its best knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act), (a) beneficially own, directly or indirectly, or (b) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of the Buyer, which in the aggregate represent five percent (5%) or more of the outstanding shares of capital stock of the Buyer entitled to vote generally in the election of directors (other than Trust Account Shares or DPC Shares).

     4.20 Insurance. Except as disclosed in Section 4.20 of the Seller Disclosure Schedule, the Seller and each of its subsidiaries is presently insured, and since January 1, 1993 has been insured, for reasonable amounts against such risks as companies engaged in a similar business in a similar location would, in accordance with good business practice, customarily be insured.

     4.21 Labor. No work stoppage involving the Seller or any of its subsidiaries is pending or, to the best knowledge of the Seller, threatened. Except as disclosed in Section 4.21 of the Seller Disclosure Schedule, neither the Seller nor any of its subsidiaries is involved in, or, to the best knowledge of the Seller, threatened with or affected by, any dispute, arbitration, lawsuit or administrative proceeding relating to labor or employment matters which might reasonably be expected to result in a Material Adverse Effect with respect to the Seller. No employees of the Seller or any of its subsidiaries are represented by any labor union, and, to the best knowledge of the Seller, no labor union is attempting to organize employees of the Seller or any of its subsidiaries.

     4.22  Material Interests of Certain Persons.  Except as disclosed in
Section 4.22 of the Seller Disclosure Schedule, no officer or director of the Seller, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of the Seller or any of its subsidiaries.

     4.23 Absence of Registration Obligations. Neither the Seller nor any of its subsidiaries is under any obligation, contingent or otherwise, by reason of any agreement to register or otherwise issue any of its securities which will continue after the Effective Time.

     4.24 Loans. All currently outstanding loans of, or current extensions of credit by, Seller or the Bank (individually, a "Loan," and collectively, the "Loans") were solicited, originated and currently exist in compliance with all applicable requirements of federal and state statutory and common law and regulations and regulatory policies promulgated thereunder, except to the extent that any such non-compliance, individually or in the aggregate, would not have a Material Adverse Effect with respect to Seller. Except as disclosed in Section
4.24 of the Seller Disclosure Schedule, each note evidencing a Loan or loan or credit agreement or security instrument related to the Loans constitutes a valid, legal and binding obligation of the obligor thereunder, enforceable in accordance with the terms thereof, except where the failure thereof, individually or in the aggregate, would not have a Material Adverse Effect with respect to Seller. There are no oral modifications or amendments or additional agreements related to the Loans that are not reflected in Seller's records, no claims of defense as to the enforcement of any Loan has been asserted and Seller has committed no acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense, except where any of the foregoing would not have, either individually or in the aggregate, a Material Adverse Effect with respect to Seller. Seller currently maintains, and shall continue to maintain, an allowance for loan losses allocable to the Loans which is adequate to provide for all known and estimable losses, net of any recoveries relating to such extensions of credit previously charged off, on the Loans, such allowance for loan losses complying in all material respects with all applicable loan loss reserve requirements established in accordance with GAAP and by any governmental authorities having jurisdiction with respect to Seller or any of its subsidiaries, except to the extent that any such inadequacy or non-compliance would not have, either individually or in the aggregate, a Material Adverse Effect with respect to Seller. Except as disclosed in Section
4.24 of the Seller Disclosure Schedule, (i) none of the Loans are presently serviced by third parties and there is no obligation which could result in any Loan becoming subject to any third party servicing and (ii) no Loan has been sold with continuing recourse liability on the part of Seller or any of its subsidiaries.

     4.25 Investment Securities. Except as disclosed in Section 4.25 of the Seller Disclosure Schedule, none of the investments reflected in the consolidated balance sheet contained in Seller's Quarterly Report on Form 10-Q filed with the SEC for the quarter ended June 30, 1996, and none of the investments made by the Seller or the Bank since June 30, 1996, is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time, except to the extent that any such restriction would not have, either individually or in the aggregate, a Material Adverse Effect with respect to Seller. Seller and the Bank have (a) properly reported as such any investment securities which are required under GAAP to be classified as "available for sale" at fair value, and (b) accounted for any decline in the market value of its securities portfolio in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 115, including without limitation the recognition through the Seller's consolidated statement of income of any unrealized loss with respect to any individual security as a realized loss in the accounting period in which a decline in the market value of such security is determined to be "other than temporary", except to the extent that any such failure to so properly report or to so properly account would not have, either individually or in the aggregate, a Material Adverse Effect with respect to Seller.

     4.26 Derivative Transactions. Except as disclosed in Section 4.26 of the Seller Disclosure Schedule, neither Seller nor the Bank has engaged in transactions in or involving forwards, futures, options on futures, swaps or other derivative instruments.

     4.27 Intellectual Property. Seller and the Bank each owns or, to Seller's knowledge, possesses valid and binding licenses and other rights to use all material patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in its businesses, each without payment, and neither Seller nor the Bank has received any notice of conflict with respect thereto that asserts the rights of others. Seller and the Bank have performed in all material respects all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing.

     4.28 Seller Information. The information relating to the Seller and its subsidiaries to be contained or incorporated by reference in the Buyer Registration Statement and the Proxy Statement as described in Section 5.04 hereof, and any other documents filed with the SEC or any regulatory agency in connection herewith, to the extent such information is provided in writing by the Seller, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make such information not misleading.

     4.29 Disclosure. To the best of Seller's knowledge, no representation or warranty contained in this Agreement, and no statement contained in any certificate, list or other writing, including but not necessarily limited to the Seller Disclosure Schedules, furnished to the Buyer pursuant to the provisions hereof, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein not misleading. No information believed by Seller to be material to Buyer's interests in the transactions contemplated by this Agreement, which has not otherwise been disclosed to Buyer in connection with this Agreement, has been intentionally withheld from Buyer.

                                    ARTICLE

                            COVENANTS OF THE PARTIES

     5.01 Conduct of Business. During the period from the date of this Agreement to the Effective Time or for such other period as may otherwise be expressly provided for below, and except as may be specifically required or permitted pursuant to this Agreement or as specifically described in Section
5.01 of the Seller Disclosure Schedule, the parties shall comply with the following applicable requirements:

          (a) Seller and the Bank shall, and shall cause each of its subsidiaries to, conduct its business and engage in transactions only in the ordinary and usual course of business consistent with past practices, which shall mean (i) conducting its banking, trust and other businesses in the ordinary and usual course, (ii) refraining from any of the activities described in Section 5.01(b) below and (iii) not entering into any material transactions except in the ordinary and usual course of business consistent with past practices;

          (b) Seller and the Bank shall not and shall not permit any of its subsidiaries to, without the prior written consent of the Buyer:

             (i) engage or participate in any material transaction or incur or sustain any material obligation or liability except in the ordinary, regular and usual course of its businesses consistent with past practices, including without limitation entering into any settlement agreement or understanding with respect to any material litigation matters;

             (ii) accept, renew or roll over any "brokered deposit" as defined under 12 C.F.R. 337.6(a)(3) or offer an interest rate with respect to any deposit that would either constitute an impermissible interest rate with respect to deposits of an undercapitalized insured depository institution pursuant to the limitations contained under 12 C.F.R. 337.6(b)(3)(ii) or otherwise set interest rates on deposits that depart from past practices of the Bank with respect to the setting of interest rates on deposits;

             (iii) except in the ordinary, regular and usual course of business consistent with past practices and in an immaterial aggregate amount, sell, lease, transfer, assign, encumber or otherwise dispose of or enter into any contract, agreement or understanding to lease, transfer, assign, encumber or dispose of any of its assets;

             (iv) relocate, or file any application to relocate, any branch office;

             (v) terminate, or give any notice (written or verbal) to customers or governmental authorities or agencies to terminate the operations of any branch office; or

             (vi) waive any material right, whether in equity or at law, that it has with respect to any asset except in the ordinary, regular and usual course of business consistent with past practice;

          (c) each of Buyer, on the one hand, and Seller and the Bank, on the other hand, shall use all reasonable efforts, and cause each of its subsidiaries to use all reasonable efforts, to preserve intact its respective business organization and goodwill in all material respects, keep available the services of its respective officers and employees as a group and maintain satisfactory relationships with its respective borrowers, depositors, other customers and others having business relationships with it;

          (d) each of Buyer, on the one hand, and Seller and the Bank, on the other hand, shall use all reasonable efforts to cooperate with the other with respect to preparation for the combination and integration of the businesses, systems and operations of Buyer and Seller, including without limitation their respective banking subsidiaries, and shall confer on a regular and frequent basis with one or more representatives of the other to report on operational and related matters;

          (e) each of Buyer, on the one hand, and Seller and the Bank, on the other hand, shall, subject to any restrictions under applicable law or regulation, promptly notify the other of any emergency or other change in the normal course of its or its subsidiaries' businesses or in the operation of its or its subsidiaries' properties and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) if such emergency, change, complaint, investigation or hearing would be material to the assets, properties, liabilities, business, operations, results of operations or condition (financial or regulatory) of Buyer or Seller, as the case may be, or any of its respective subsidiaries;

          (f) Seller shall not declare or pay any dividends on or make any other distributions in respect of the Seller Common Stock, except that Seller shall be permitted to declare and pay regular quarterly cash dividends to its stockholders of $0.14 per share for the quarter ending September 30, 1996, $0.16 per share for the quarters ending December 31 and March 31, 1997 and $0.18 per share for the quarter ending June 30, 1997; provided, however, that in no event shall Seller be permitted to declare or pay any such regular quarterly cash dividend hereunder greater than $0.14 per share if the aggregate amount of such dividend would exceed forty percent (40%) of Seller's net income for the fiscal quarter for which the dividend would be declared or paid, as such net income is calculated in accordance with GAAP and then adjusted to include the amount of all non-recurring expenses incurred by Seller in such fiscal quarter that result from actions taken by Seller to prepare for or otherwise complete the consummation of the Acquisition Merger; and provided further, however, that the parties agree to consult with respect to the amount of the last Seller quarterly cash dividend payable prior to the Effective Time with the objective of ensuring that the stockholders of Seller do not receive a shortfall or a premium based on the record and payment dates of their last dividend prior to the Effective Time and the record and payment dates of the first dividend of Buyer following the Effective Time, and that Seller may pay a special dividend to holders of record of Seller Common Stock immediately prior to the Effective Time consistent with the objective described herein;

          (g) Buyer shall not declare or pay any dividend on or make any other distribution in respect of the Buyer Common Stock during the Valuation Period, except that Buyer shall be permitted to declare and pay a cash dividend to its stockholders for the quarter in which the Valuation Period occurs or the quarter immediately following thereafter if such dividend does not exceed, on a per share basis, the dividend paid by Buyer to stockholders for the immediately preceding quarter or if it does so exceed such prior dividend then the aggregate amount of such dividend shall not exceed forty percent (40%) of Buyer's net income for such quarter, as such net income is calculated in accordance with GAAP and then adjusted to include the amount of all nonrecurring expenses incurred by Buyer in such quarter that result from actions taken by Buyer to prepare for or otherwise complete the consummation of the Acquisition Merger;

          (h) neither Seller nor the Bank shall adopt or amend (other than amendments required by applicable law or amendments that reduce amounts payable by it or its subsidiaries) in any material respect any Seller Pension Plan, any Seller Benefit Plan or any Seller Other Plan or enter (or permit any of its subsidiaries to enter) into any employment, severance or similar contract with any person

     (including, without limitation, contracts with management which might require that payments be made upon the consummation of the transactions contemplated hereby, including without limitation the consummation of the Acquisition Merger) or amend any such existing agreements, plans or contracts to increase any amounts payable thereunder or benefits provided thereunder, or grant or permit any increase in compensation to its or its subsidiaries' employees as a class, except in the ordinary course of business consistent with past practices, or pay any bonus except as agreed to by the parties and disclosed in Section 5.12 of the Seller Disclosure Schedule;

          (i) Seller, subject to its directors' fiduciary duties and obligations referred to in Section 5.03 below, shall not, with respect to itself or any of its subsidiaries, authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement with respect to, any merger, consolidation, purchase and assumption transaction or business combination (other than the Acquisition Merger), any acquisition of a material amount of assets or securities or assumption of liabilities (including deposit liabilities), any disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights not in the ordinary course of business and consistent with past practices;

          (j) neither Seller nor the Bank shall propose or adopt any amendments to its certificate of incorporation or other charter documents or by-laws;

          (k) Buyer, on the one hand during the Valuation Period, and Seller and the Bank, on the other hand at all times during the term of this Agreement, shall not issue, deliver or sell any shares (whether original issuance or from treasury shares) of its capital stock or securities convertible into or exercisable for shares of its capital stock (or permit any of its subsidiaries to issue, deliver or sell any shares of such subsidiaries' capital stock or securities convertible into or exercisable for shares of such subsidiaries' capital stock), except, in the case of Buyer, upon exercise or fulfillment of options issued or existing immediately prior to the Valuation Period pursuant to stock option or other plans of Buyer, and, in the case of Seller, upon exercise or fulfillment of options issued or existing on the date hereof pursuant to the Seller Stock Option Plans or as required under the terms of any other Seller Benefit Plans in effect as of the date hereof and in all such cases listed in Section 4.02(a) of the Seller Disclosure Schedule, or effect any stock split, reverse stock split, recapitalization, reclassification or similar transaction or otherwise change its equity capitalization as it exists, in the case of Buyer, on the date immediately prior to the commencement of the Valuation Period, and, in the case of Seller and the Bank, on the date hereof;

          (l) Buyer, on the one hand during the Valuation Period, and Seller and the Bank, on the other hand at all times during the term of this Agreement, shall not grant, confer or award any options, warrants, conversion rights or other rights, not existing, in the case of Buyer, on the date immediately prior to the commencement of the Valuation Period, and, in the case of Seller and the Bank, on the date hereof, to acquire any shares of its capital stock;

          (m) Buyer, on the one hand during the Valuation Period, and Seller and the Bank, on the other hand at all times during the term of this Agreement, shall not purchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except in a fiduciary capacity;

          (n) neither Seller nor the Bank shall impose, or suffer the imposition, on any share of capital stock held by it or by any of its subsidiaries of any material lien, charge, or encumbrance, or permit any such lien, charge, or encumbrance to exist;

          (o) neither Seller nor the Bank shall incur, or permit any of its subsidiaries to incur, any additional debt obligation or other obligation for borrowed money, or to guaranty any additional debt obligation or other obligation for borrowed money, except in the ordinary course of business consistent with past practices, which shall include but not necessarily be limited to creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit, borrowings from the Federal Home Loan Bank of Boston and entry into repurchase agreements or other similar arrangements commonly employed by banks;

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

          (p) neither Seller nor the Bank shall incur or commit to any capital expenditures or any obligations or liabilities in connection therewith, other than capital expenditures and such related obligations or liabilities incurred or committed to in the ordinary and usual course of business consistent with past practices, which do not individually exceed $50,000 or cumulatively exceed $150,000;

          (q) Buyer, on the one hand during the Valuation Period, and Seller and the Bank, on the other hand at all times during the term of this Agreement, shall not change its methods of accounting in effect, in the case of Buyer, at December 31, 1995, and, in the case of Seller and the Bank, at September 30, 1995, except as may be required by changes in GAAP as concurred in by the Seller's and the Buyer's respective independent auditors, and Buyer, during the Valuation Period, and Seller, at all time during the term of this Agreement, shall not change its fiscal year;

          (r) Each of Buyer, on the one hand, and Seller and the Bank, on the other hand, shall file all reports, applications and other documents required to be filed by it with the OTS, FDIC, Federal Reserve Board and any other federal or state banking or other governmental agency or authority between the date of this Agreement and the Effective Time and shall furnish to the other copies of all such reports promptly after the same are filed;

          (s) neither Seller nor the Bank shall make any loan or extension of credit or enter into any commitment therefor on other than the Bank's customary terms, conditions and standards and in accordance with applicable law and regulation and consistent with prudent banking practices, and in any event shall provide Buyer with monthly reports of all loans, extensions of credit and commitments therefor equal to or greater than $500,000, individually, and shall consult with Buyer prior to making or entering into any new loan, extension of credit or commitment therefor equal to or greater than $750,000 individually, or which, when aggregated with all other loans, extensions of credit and commitments therefor to a single borrower or affiliated group of borrowers equals at least $1,500,000; and

          (t) neither Seller nor the Bank nor Buyer shall agree, in writing or otherwise, to take any of the actions applicable to it prohibited under this Section 5.01 or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or would otherwise violate any of its other agreements or commitments contained in this Agreement in any material respect.

     5.02  Access to Properties and Records; Confidentiality.

          (a) The Seller shall permit the Buyer reasonable access, upon reasonable advance notice, to its properties and those of its subsidiaries, and shall disclose and make available to the Buyer all Records, including all books, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of the Seller and its subsidiaries, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors and stockholders meetings, organizational documents, by-laws, material contracts and agreements, filings with any regulatory authority, accountants' work papers, litigation files, plans affecting employees, and any other business activities or prospects in which the Buyer may reasonably have an interest in light of the transactions contemplated hereby. The Seller shall use all reasonable efforts to make arrangements with each third party provider of services to the Seller to permit the Buyer reasonable access to all of the Seller's Records held by each such third party. The Buyer shall permit the Seller reasonable access to such properties and records of the Buyer and/or its subsidiaries in which the Seller may reasonably have an interest in light of the transactions contemplated hereby. Neither the Buyer nor the Seller nor any of their respective subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer, would jeopardize the attorney-client privilege of the institution in possession or control of such information, or would contravene any law, rule, regulation, order, judgment, decree or binding agreement. The parties will use all reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

          (b) All Confidential Information, as such term is defined below, furnished by each party hereto to the other, or to any of its affiliates or to any of its affiliates' directors, officers, employees, or

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

     representatives or agents (such persons being referred to collectively herein as "Representatives") shall be treated as the sole property of the party furnishing the information until consummation of the transactions contemplated hereby, and, if such transactions shall not occur, the party receiving the information, or any of its affiliates or Representatives, as the case may be, shall, upon request, return to the party which furnished such information all documents or other materials containing, reflecting or referring to such information, shall keep confidential all such information for the period hereinafter referred to, and shall not directly or indirectly at any time use such information for any competitive or other commercial purpose; provided, however, that the Buyer and its affiliates shall be permitted to retain and share with their regulators, examiners and auditors (who need to know such information and are informed of the confidential nature thereof and directed to treat such information confidentially), and with no other persons, such materials, files and information relating to or constituting the Buyer's or any of its affiliates' or Representatives' work product, presentations or evaluation materials as the Buyer deems reasonably necessary or advisable in connection with auditing or examination purposes, and Buyer shall not make use of any such materials, files or information for any other purpose. The obligation to keep such information confidential shall continue for two years from the date this Agreement is terminated or as long as may be required by law. In the event that either party or its affiliates or Representatives are requested or required in the context of a litigation, governmental, judicial or regulatory investigation or other similar proceeding (by oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar process) to disclose any Confidential Information, the party or its affiliate or its Representative so requested or required will directly or through the party or such affiliate or Representative, if practicable and legally permitted, prior to providing such information, and as promptly as practicable after receiving such request, provide the other party with notice of each such request or requirement so that the other party may seek an appropriate protective order or other remedy or, if appropriate, waive compliance with the provisions of this Agreement. If, in the absence of a protective order or the receipt of a waiver hereunder, the party or affiliate or Representative so requested or required is, in the written opinion of its counsel, legally required to disclose Confidential Information to any tribunal, governmental or regulatory authority, or similar body, the party or affiliate or Representative so required may disclose that portion of the Confidential Information which it is advised in writing by such counsel it is legally required to so disclose to such tribunal or authority or similar body without liability to the other party hereto for such disclosure. The parties and their affiliates and Representatives will exercise reasonable efforts, at the expense of the party who disclosed Confidential Information to the other party, to obtain assurance that confidential treatment will be accorded the information so disclosed.

     As used in this Section 5.02(b), "Confidential Information" means all data, reports, interpretations, forecasts and records (whether in written form, electronically stored or otherwise) containing or otherwise reflecting information concerning the disclosing party or its affiliates which is not available to the general public and which the disclosing party or any affiliate or any of their respective Representatives provides or has previously provided to the receiving party or to the receiving party's affiliates or Representatives at any time in connection with the transactions contemplated by this Agreement, including but not limited to any information obtained by meeting with Representatives of the disclosing party or its affiliates, together with summaries, analyses, extracts, compilations, studies, personal notes or other documents or records, whether prepared by the receiving party or others, which contain or otherwise reflect such information. Notwithstanding the foregoing, the following information will not constitute "Confidential Information": (i) information that is or becomes generally available to the public other than as a result of a disclosure by the receiving party or any affiliate or Representative of the receiving party without the consent of the party providing such information (including without limitation all information of Seller disclosed or otherwise utilized by Buyer, with the knowledge of Seller, in connection with presentations to securities analysts or other investor relations-related activities), (ii) information that was previously known to the receiving party or its affiliates or Representatives on a nonconfidential basis prior to its disclosure by the disclosing party, its affiliates or Representatives, (iii) information that became or becomes available to the receiving party or any affiliate or Representative thereof on a nonconfidential basis from a source other than the disclosing party or any affiliate or Representatives of the disclosing party, provided that such source is not known by the disclosing party or its

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

affiliates or Representatives to be subject to any confidentiality agreement or other legal restriction on disclosing such information and (iv) information that has been independently acquired or developed by the receiving party or its affiliates or Representatives without violating the obligations of this Section 5.02(b).

     5.03 No Solicitation. Neither the Seller nor any of its subsidiaries shall (and the Seller and each of its subsidiaries shall use all reasonable efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, initiate or, subject to the fiduciary obligations of the Seller's Board of Directors (as advised by outside counsel), participate in any discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than the Buyer and its affiliates or representatives) concerning any merger, tender offer, sale of substantial assets, sale of shares of capital stock or debt securities or similar transaction involving the Seller or any of its subsidiaries (any of the foregoing being referred to herein as an "Acquisition Transaction"). Notwithstanding the foregoing, nothing contained in this Section 5.03 shall prohibit the Seller or its Board of Directors from taking and disclosing to the Seller's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Seller's stockholders which, in the judgment of the Board of Directors, with the advice of outside counsel, may be required under applicable law. The Seller will immediately communicate to the Buyer the terms of any proposal, discussion, negotiation or inquiry relating to an Acquisition Transaction and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction (which shall mean that any such communication shall be delivered no less promptly than by telephone within twenty-four (24) hours of the Seller's receipt of any such proposal or inquiry) or its receipt of any request for information from the Federal Reserve Board, OTS, DOJ or any other governmental agency or authority with respect to a proposed Acquisition Transaction.

     5.04 Regulatory Matters; Consents.

          (a) The parties will cooperate in connection with (i) the preparation and filing by the Buyer with the SEC under the Securities Act of a registration statement on Form S-4 and/or such other form as may be necessary or appropriate relating to the shares of the Buyer Common Stock to be issued in connection with the Acquisition Merger (the "Buyer Registration Statement"), and (ii) the preparation and filing by the Buyer and the Seller of a joint proxy statement (the "Proxy Statement") as shall be necessary or desirable in order to consummate the transactions contemplated by this Agreement, each to be undertaken as promptly as practicable, and the Buyer and the Seller will use their respective best efforts to have the Buyer Registration Statement declared effective by the SEC and to mail the Proxy Statement to the Buyer's and the Seller's stockholders as promptly as practicable. The parties shall also take any reasonable action required to be taken under any state "Blue Sky" laws in connection with the consummation of the transactions contemplated by this Agreement. In addition to the foregoing, neither party shall take or permit any of its subsidiaries to take any action that materially adversely affects its ability to consummate the transactions contemplated under this Agreement in a timely manner.

          (b) Each of the Seller and the Buyer will cooperate with the other and use its best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and governmental bodies necessary or appropriate to consummate the transactions contemplated by this Agreement as promptly as practicable, including without limitation that Seller shall use its best efforts to obtain all of the non-governmental third-party permits, consents, approvals and authorizations disclosed in Sections 4.03(c) and
     4.04 of the Seller Disclosure Schedule. Each party hereto shall have the right to review and approve in advance all descriptions of it and its subsidiaries which appear in any filing made in connection with the transactions contemplated by this Agreement, including without limitation all filings contemplated by Section 5.04(a) above, with any governmental body. In exercising the foregoing right, the parties hereto shall act reasonably and as promptly as practicable.

          (c) The Buyer shall take all actions necessary or appropriate to ensure that all shares of Buyer Common Stock received in the Acquisition Merger are fully registered on the appropriate form to facilitate sale of such shares by the holders in accordance with the Securities Act (including in

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

     accordance with any applicable exemption from registration requirements) to the extent customary in transactions of this nature.

     5.05 Approval of Stockholders. Each of the Buyer and Seller will (a) as promptly as practicable, take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving this Agreement and the transactions contemplated hereby, including without limitation the Acquisition Merger, and, in each case, for such other purposes as may be necessary or desirable, (b) subject to the fiduciary duties of its Board of Directors as advised by outside counsel, recommend to its stockholders the approval of such foregoing matters to be submitted by it to its stockholders, and (c) cooperate and consult with each other with respect to each of the foregoing matters. Subject to the fiduciary duties of its Board of Directors as advised in writing by outside counsel, each of the Buyer and the Seller will use all reasonable efforts to obtain the necessary approvals of its stockholders of the proposals described above to be submitted by it in connection with this Agreement. If the Board of Directors of either party is required by applicable law to review or restate the recommendation to its stockholders contemplated in clause (b) of the preceding sentence, this Section 5.05 shall not prohibit accurate disclosure by a party that is required in any release or regulatory filing (including the Proxy Statement and the Buyer Registration Statement) or otherwise under applicable law in the opinion of such party's Board of Directors, upon the written advice of outside counsel, as of the date of such release or regulatory filing or such other required disclosure as to the transactions contemplated hereby or, in the case of the Seller, as to any Acquisition Transaction.

     5.06 Agreements of Seller's Affiliates. The Seller shall identify in a letter to the Buyer, after consultation with counsel, all persons who, at the time of the meeting of its stockholders referred to in Section 5.05 hereof, it believes may be deemed to be "affiliates" of the Seller, as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Seller Affiliates"). The Seller shall use all reasonable efforts to cause each person who is identified as a Seller Affiliate in the letter referred to above to deliver to the Buyer at least forty (40) days prior to the Closing Date an executed copy of the Seller Affiliates Agreement. Prior to the Closing Date, the Seller shall amend and supplement such letter and use all reasonable efforts to cause each additional person who is identified as a Seller Affiliate as of the Closing Date to execute a copy of the Seller Affiliates Agreement.

     5.07 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to, as promptly as practicable, take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action.

     5.08 Disclosure Supplements. On the Closing Date, Seller will supplement or amend the Seller Disclosure Schedule with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Seller Disclosure Schedule or which is necessary to correct any information in the Seller Disclosure Schedule which has become inaccurate. To the extent that any such supplement or amendment to the Seller Disclosure Schedules pursuant to this
Section 5.08 discloses the existence of any material misstatement of fact or other material misrepresentation contained in any of Seller's representations or warranties as made as of the date of this Agreement or otherwise discloses facts or circumstances which constitute or have resulted in the occurrence of a Material Adverse Effect on Seller, Seller's delivery of such supplement or amendment to Buyer shall have no effect for the purpose of determining Seller's satisfaction of any of the conditions set forth in Article VI hereof.

     5.09 Public Announcements. Except as otherwise required by law or the rules of the Nasdaq-NM, the Seller and the Buyer will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement or any of the transactions contemplated hereby.

     5.10 Tax-Free Reorganization Treatment. None of the parties hereto or any of their respective subsidiaries or affiliates has taken, shall take or cause to be taken any action, whether before or after the

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

Effective Time, which would disqualify the Acquisition Merger as a reorganization within the meaning of Section 368(a) of the Code. Each of the parties hereto shall use all reasonable efforts to cause the Acquisition Merger to qualify as a tax-free reorganization under Section 368(a) of the Code and to obtain the opinions of counsel referred to in Sections 6.02(d) and 6.03(d) hereof.

     5.11 Stock Exchange Listing. The Buyer shall cause the shares of the Buyer Common Stock to be issued in connection with the Acquisition Merger to be approved for listing on the Nasdaq-NM, subject to official notice of issuance, as of or prior to the Effective Time.

     5.12  Employment and Benefit Matters.

          (a) Termination of Existing Seller Plans; Benefits Service
     Credit. Except as otherwise provided herein, Buyer agrees to provide to those persons who are employees of Seller or any subsidiary of Seller at the Effective Time and who are employed by Buyer or a subsidiary of Buyer thereafter with the benefits maintained by Buyer and its affiliates from time to time for the benefit of their employees similarly situated. Buyer shall not be required to provide any benefits with respect to persons who at the Effective Time are former employees or beneficiaries of former employees of Seller, except as provided under the terms of the governing documents of the Buyer Pension Plans and Buyer Benefit Plans or as may be otherwise required under any health benefit continuation rights provisions of federal or state law. Buyer shall provide all such Buyer benefits as soon as practicable following the Effective Time. Until such time as Buyer is able to provide such benefits to such persons (such time being referred to as the "Transition Date"), Buyer agrees to provide such persons with the employee benefits set forth in Section 4.11 of the Seller Disclosure Schedule as maintained for their benefit immediately prior to the Effective Time. Buyer shall cause each plan, program or arrangement included among the benefits of Buyer to be provided after the Effective Time, except for the Buyer's defined benefit pension plan, to treat the prior service of each such employee with the Seller or its affiliates, to the extent such prior service is recognized under the comparable plan, program or arrangement of the Seller, as service rendered to Buyer or its affiliate, as the case may be, for purposes of eligibility to participate, vesting, and eligibility for special benefits under each such plan, program or arrangement of Buyer, but not in any case for benefit accrual attributable to any period before the Effective Time. Without limiting the foregoing, Buyer and its affiliates shall not treat any employee of Seller or any of its affiliates as a "new" employee for purposes of any exclusion under any health or similar plan of Buyer or any of its affiliates for a preexisting medical condition. Nothing herein shall impose any obligation upon Buyer and its subsidiaries to maintain, continue or adopt any employee pension plans, employee benefit plans, or other benefit arrangements after the Transition Date, nor prohibit the Buyer or its subsidiaries from amending any such plan or plans after the Transition Date, to the extent permitted by the terms of such plans and applicable law.

          (b) Additional Benefits Matters. Following the Effective Time, Buyer shall, or shall cause its subsidiaries to, honor in accordance with their terms all employment, severance and other compensation contracts between Seller or any subsidiary thereof and any director, officer or employee thereof, and all provisions for benefits or other amounts earned or accrued through the Effective Time under the Seller Pension Plans or the Seller Benefit Plans. Any employee of Seller or any subsidiary of Seller who becomes an employee of Buyer or any subsidiary of Buyer immediately following the Effective Time who is not otherwise covered by an employment, severance or other compensation agreement and who has been identified by Buyer within the first six months from and after the Closing Date as an employee whose employment shall be terminated as a result of Buyer's consolidation and/or cost-saving efforts in respect of the Acquisition Merger following the Effective Time, shall be entitled to receive from and after the date of such employee's termination of employment two weeks of salary continuation for each full year of prior service with Seller prior to the Effective Time, such salary continuation to continue for a maximum period, regardless of such employee's length of such prior service, of twenty-six weeks. Buyer shall not be obligated under any circumstances to employ any person who is employed by Seller immediately prior to the Effective Time. In addition to the foregoing, (i) Buyer has agreed to provide the employee benefits set forth in Section 5.12 of the Seller Disclosure Schedule and (ii) those persons who are identified in Section
     5.12 of the Seller Disclosure Schedule shall continue to receive, following any termination of their employment with Buyer or any Buyer subsidiary following the Effective Time, health care continuation coverage under Buyer's appropriate group health plan until such persons reach the age at which they become eligible to receive Medicare health coverage; provided, however, that such persons must pay to Buyer at all times during which they receive such continuing coverage the same premium amounts as would be required of persons receiving such health care continuation coverage pursuant to the requirements of COBRA and such health care continuation coverage shall terminate for any such person at such time as he becomes eligible to receive substantially equivalent health care coverage from any other employer after the Effective Time.

     5.13  Directors' and Officers' Indemnification and Insurance.

          (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of the Seller or any of Seller's subsidiaries or a trustee of any Seller Benefit Plans, Seller Pension Plans or Seller Other Plans (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of the Seller or any of Seller's subsidiaries or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use all reasonable efforts to defend against and respond thereto. It is understood and agreed that prior to the Effective Time, Seller shall indemnify and hold harmless, and that from and after the Effective Time the Surviving Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation. In the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), (i) Seller and, from and after the Effective Time, the Surviving Corporation shall promptly pay all reasonably documented expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation to each Indemnified Party to the full extent permitted by law, (ii) the Indemnified Parties may retain counsel mutually satisfactory to them and Seller and, from and after the Effective Time, the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties within thirty days after statements therefor are received, and (iii) Seller and, from and after the Effective Time, the Surviving Corporation will use all reasonable efforts to assist in the vigorous defense of any such matter; provided, however, that neither Seller, Buyer nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further, however, that the Surviving Corporation shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Seller and, from and after the Effective Time, the Surviving Corporation thereof, provided that the failure to so notify shall not affect the obligations of Seller, Buyer or the Surviving Corporation, except to the extent such failure to notify materially prejudices such party.

          (b) Buyer agrees that all rights to indemnification existing in favor, and all limitations on the personal liability, of any director, officer or other employee of Seller or any of its subsidiaries provided for in Seller's certificate of incorporation or by-laws as in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall survive the Acquisition Merger and shall continue in full force and effect in perpetuity. In the event Buyer or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 5.13.

          (c) Buyer shall use all reasonable efforts to cause the persons serving as officers and directors of the Seller and any subsidiary of Seller immediately prior to the Effective Time to be covered for a period of six (6) years from the Closing Date by the directors' and officers' liability insurance policy maintained as of the date hereof by the Seller (provided that Buyer may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to acts or omissions occurring at or prior to the Effective Time, which were committed by such officers and directors in their capacity as such; provided, however, that if such coverage cannot be obtained at a total cost to Buyer of not more than $207,000 then Buyer shall only be required hereunder to obtain such lesser coverage as may be obtained for such amount.

     5.14 Accountants' Letters. Each of the parties shall cause to be delivered to the other "comfort" letters from its independent public accountants, dated the date on which the Buyer Registration Statement (or last amendment thereto) shall become effective and dated the Closing Date, relating to the information about such party included in the Buyer Registration Statement, including the Proxy Statement, and addressed to the other party, in form and substance which is reasonably satisfactory to the receiving party and customary in transactions of the nature contemplated hereby.

     5.15 Maintenance of Records. Through the Effective Time, the Seller will maintain the Records in the same manner and with the same care that the Records have been maintained prior to the execution of this Agreement. The Buyer may, at its own expense, make such copies of and excerpts from the Records as it may deem desirable. All Records, whether held by the Buyer or the Seller, shall be maintained for such periods as are required by law, unless the parties shall, applicable law permitting, agree in writing to a different period. From and after the Effective Time, the Buyer shall be solely responsible for continuing maintenance of the Records.

     5.16 Leases. Seller shall consult with Buyer before renewing or extending any lease of Seller or any subsidiary of real property or any material lease of Seller or any subsidiary relating to furniture, fixtures or equipment or other personal property , in each case that is currently in effect but that would otherwise expire on or prior to the Effective Time. Seller shall not cancel, terminate or take any other action that is likely to result in any cancellation or termination of any such lease without first consulting with Buyer.

     5.17 Bank Merger. To the extent requested by Buyer, Seller shall take, and cause the Bank to take, all necessary and appropriate actions to effect the merger of the Bank with and into Buyer's principal banking subsidiary, Vermont National Bank, on or after the Closing Date, in accordance with the requirements of all applicable laws and regulations.

     5.18 Certain Policies of Seller. At the request of Buyer, after the time at which all Requisite Regulatory Approvals have been received for the Acquisition Merger, all other conditions precedent to Seller's obligations under this Agreement have been satisfied or waived and Buyer has confirmed in writing that all other conditions precedent to Buyer's obligations under this Agreement have been satisfied or waived, and prior to the Effective Time, Seller shall cooperate with Buyer with the objective of modifying and changing its receivables, loan accrual, charge-off, real estate valuation, loan loss reserve and investment policies and practices and such other accounting and/or financial policies and practices as may be requested by Buyer to reflect Buyer's plans with respect to the conduct of Seller's business following the Acquisition Merger and to make adequate provision for the cost and expenses relating thereto. The Seller's representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 5.18.

                                    ARTICLE

                               CLOSING CONDITIONS

     6.01 Conditions to Each Party's Obligations Under This Agreement. The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Effective Time of the following conditions, none of which may be waived:

          (a) Stockholders' Approvals. This Agreement and/or the transactions contemplated hereby shall have been approved by the Buyer Requisite Vote and the Seller Requisite Vote.

          (b) Governmental Consents. All authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any governmental or regulatory authority or agency which are necessary for the consummation of the transactions contemplated by this Agreement, including without limitation the Acquisition Merger, shall have been filed, occurred or been obtained (all such authorizations, orders, declarations, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals") and all such Requisite Regulatory Approvals shall be in full force and effect. In addition, the Buyer shall have received all state securities or blue sky permits and other authorizations necessary to issue the Buyer Common Stock in connection with the Acquisition Merger in accordance with all applicable state securities or blue sky laws.

          (c) Buyer Registration Statement. The Buyer Registration Statement shall have been declared effective under the Securities Act and shall not be subject to a stop order or a threatened stop order.

          (d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the transactions contemplated by this Agreement shall be in effect.

     6.02 Conditions to the Obligations of Buyer Under This Agreement. The obligations of the Buyer under this Agreement shall be further subject to the satisfaction or waiver by the Buyer, at or prior to the Effective Time, of the following conditions:

          (a) Absence of Material Adverse Changes. There shall not have occurred any change since September 30, 1995 in the assets, liabilities, business, operations, results of operations or condition of the Seller or any of its subsidiaries which has had, individually or in the aggregate, a Material Adverse Effect on the Seller.

          (b) Representations and Warranties; Performance of Obligations. The obligations of the Seller to the Bank required to be performed by them at or prior to the Effective Time pursuant to the terms of this Agreement shall have been duly performed and complied with and the representations and warranties of the Seller and the Bank contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as otherwise specifically contemplated by this Agreement and except as to any representation or warranty which specifically relates to an earlier date) and the Buyer shall have received certificates to that effect signed by the chairman or president and the chief financial officer or chief accounting officer of each of the Seller and the Bank.

          (c) Third-Party Approvals. Any and all permits, consents, waivers, clearances, approvals and authorizations of or notices to all non-governmental and non-regulatory third parties which are necessary in connection with the consummation of the transactions contemplated by this Agreement and are required to be received, made or obtained by the Seller or the Bank, shall have been so received, made or obtained by the Seller or the Bank, as applicable, other than permits, consents, waivers, clearances, approvals, authorizations and notices the failure of which to have received, made or obtained would neither make it impossible to consummate the transactions contemplated by this Agreement nor result in any Material Adverse Effect on the Buyer after the Effective Time.

          (d) Tax Opinion. The Buyer shall have received an opinion dated the Closing Date from its counsel, Sullivan & Worcester LLP, or other counsel selected by the Buyer and reasonably acceptable to the Seller, substantially to the effect that (A) the Acquisition Merger should be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (B) each of the Buyer and the Seller should be a party to a reorganization within the meaning of Section 368(b) of the Code, and (C) no gain or loss should be recognized by the Buyer or the Seller as a result of the Acquisition Merger. In rendering such opinion, Sullivan & Worcester LLP shall be entitled to require delivery of, and to refer to and rely upon, such facts and representations set forth in certificates received from the Buyer, the Seller, their respective officers, directors and affiliates, and from the stockholders of the Seller, as Sullivan & Worcester LLP shall deem necessary or appropriate to enable it to render such opinion, and the parties hereto agree to use their respective best efforts to obtain such representations and certificates.

          (e) Seller Affiliates Agreements. Seller shall have delivered to Buyer the letter pertaining to the Seller Affiliates, as contemplated under
     Section 5.06 above, and each of the executed Seller Affiliates Agreements that have been received by Seller as of the Effective Time.

          (f) Burdensome Condition. None of the Requisite Regulatory Approvals shall impose any term, condition or restriction upon Buyer or any Buyer subsidiary that Buyer in good faith reasonably determines would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable in the reasonable judgment of Buyer the consummation of the Acquisition Merger.

          (g) Dissenting Shares. The Dissenting Shares, as defined in Section 2.09(c) hereof, shall not represent more than 20% of the shares of Seller Common Stock issued and outstanding immediately prior to the Effective Time.

          (h) Legal Opinion. Buyer shall have received the opinion of Hale and Dorr, counsel to Seller and the Bank, dated the Closing Date, in a form that is customary for transactions of this type.

     In addition to the foregoing, the Seller and the Bank will furnish the Buyer with such additional certificates, instruments or other documents in the name or on behalf of the Seller or the Bank, as the case may be, executed by appropriate officers or others, including without limitation certificates or correspondence of governmental agencies or authorities or nongovernmental third parties, to evidence fulfillment of the conditions set forth in this Section
6.02 as the Buyer may reasonably request.

     6.03 Conditions to the Obligations of Seller and Bank Under This Agreement. The obligations of the Seller and the Bank under this Agreement shall be further subject to the satisfaction or waiver by the Seller, at or prior to the Effective Time, of the following conditions:

          (a) Absence of Material Adverse Changes. There shall not have occurred any change since December 31, 1995 in the assets, liabilities, business, operations, results of operations or condition (financial or otherwise) of the Buyer or any of its subsidiaries which has had, individually or in the aggregate, a Material Adverse Effect on the Buyer.

          (b) Representations and Warranties; Performance of Obligations. The obligations of the Buyer required to be performed by it at or prior to the Effective Time pursuant to the terms of this Agreement shall have been duly performed and complied with and the representations and warranties of the Buyer contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as otherwise specifically contemplated by this Agreement and except as to any representation or warranty which specifically relates to an earlier date) and the Seller and the Bank shall have received a certificate to that effect signed by the executive vice president and chief financial officer (or other authorized officer(s)) of the Buyer.

          (c) Third-Party Approvals. Any and all permits, consents, waivers, clearances, approvals and authorizations of or notices to all non-governmental and non-regulatory third parties which are necessary in connection with the consummation of the transactions contemplated by this Agreement and are required to be received, made or obtained by the Buyer, shall have been so received, made or obtained by the Buyer, other than permits, consents, waivers, clearances, approvals, authorizations and notices the failure of which to obtain would neither make it impossible to consummate the transactions contemplated by this Agreement nor result in a Material Adverse Effect on the Buyer after the Effective Time.

          (d) Tax Opinion. The Seller shall have received an opinion dated the Closing Date from its counsel, Hale and Dorr, or other counsel selected by the Seller and reasonably acceptable to the Buyer, substantially to the effect that (A) the Acquisition Merger should be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (B) each of the Buyer and the Seller should be a party to a reorganization within the meaning of Section 368(b) of the Code, and (C) gain, if any, realized will be recognized by a stockholder of the Seller as a result of the Acquisition Merger, but not in excess of the amount of cash received by such stockholder. In rendering such opinion, Hale and Dorr shall be entitled to require delivery of, and to refer to and rely upon, such facts and representations set forth in certificates received from the Buyer and the Seller, their respective officers, directors and affiliates, and from the stockholders of the Seller, as Hale and Dorr shall deem necessary or appropriate to enable it to render such opinion, and the parties hereto agree to use their respective best efforts to obtain such representations and certificates.

          (e) Nasdaq-NM Listing. The shares of the Buyer Common Stock issuable upon the Effective Time shall have been authorized for listing on the Nasdaq-NM upon official notice of issuance.

          (f) Legal Opinion. Seller shall have received the opinion of Sullivan & Worcester LLP, counsel to Buyer, dated the Closing Date, in a form that is customary for transactions of this type.

     In addition to the foregoing, the Buyer will furnish the Seller with such additional certificates, instruments or other documents in the name or on behalf of the Buyer, executed by appropriate officers or others, including without limitation certificates or correspondence of governmental agencies or authorities or nongovernmental third parties, to evidence fulfillment of the conditions set forth in this Section 6.03 as the Seller may reasonably request.

                                  ARTICLE VII

                                    CLOSING

     7.01 Time and Place. Subject to the provisions of Articles VI and VIII hereof, the closing of the transactions contemplated by this Agreement shall take place at the Boston, Massachusetts offices of Sullivan & Worcester LLP at 10:00 A.M., local time, on such date that is not later than the fifth business day after the date on which all of the conditions contained in Article VI hereof are satisfied or waived; or at such other place, at such other time, or on such other date as Seller and Buyer may mutually agree upon for such closing to take place.

     7.02 Deliveries at the Closing. Subject to the provisions of Articles VI and VIII hereof, at the closing contemplated by Section 7.01 above there shall be delivered to Seller and Buyer and their respective subsidiaries as applicable, the opinions, certificates, and other documents and instruments required to be delivered under Article VI hereof.

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the transactions contemplated hereby by the parties' respective stockholders:

          (a) by mutual written consent of the Seller and the Buyer authorized by their respective Boards of Directors;

          (b) by either Buyer or Seller, if the Effective Time shall not have occurred on or prior to November 30, 1997 (the "Termination Date") or such later date as shall have been agreed to in writing by the Buyer and the Seller, unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its agreements herein required to be performed or observed at or prior to the Effective Time;

          (c) by the Buyer or the Seller (i) thirty days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied, unless within the thirty-day period following such denial a petition for rehearing or an amended application has been filed with such governmental regulatory authority or agency, except that no party shall have the right to terminate this Agreement pursuant to this clause (i) if such denial shall be due to the failure of the party seeking to terminate this Agreement to perform or observe in any material respects the covenants and agreements of such party set forth herein, or (ii) if any governmental or regulatory authority or agency, or court of competent jurisdiction, shall have issued a final permanent order or Injunction enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and the time for appeal or petition for reconsideration of such order or Injunction shall have expired without such appeal or petition being granted or such order or Injunction shall otherwise have become final and non-appealable;

          (d) by the Buyer or the Seller (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein or in the Seller Option Agreement), in the event of a material breach by the other party of any representation, warranty, covenant or other agreement contained herein, or in the Seller Option Agreement, which breach is not cured after thirty (30) days written notice thereof is given to the party committing such breach;

          (e) by Buyer or Seller (provided that the terminating party is not then in material breach of any representation, warranty or covenant or other agreement contained herein or in the Seller Option Agreement), if the approval of either party's stockholders specified in Section 5.05 above shall not have been obtained by reason of such party's failure to have obtained the requisite stockholder vote at a duly held meeting of such party's stockholders or at any adjournment thereof;

          (f) by Seller, by action of its Board of Directors, by giving written notice of such election to Buyer within two business days after the Valuation Period, in the event the Average Closing Price is less than the Minimum Price; provided, however, that no right of termination shall arise under this Section 8.01(f) if Buyer elects within two business days of receipt of such written notice to increase the Acquisition Price by notifying Seller in writing that it has elected to utilize the Adjusted Acquisition Price in lieu of the Acquisition Price that would otherwise be required under Section 2.09(a) hereof; or

          (g) by Buyer if Seller's Board of Directors does not publicly recommend in the Proxy Statement that Seller's stockholders approve the proposals submitted to them in accordance with this Agreement, or if after recommending in the Proxy Statement that Seller's stockholders approve such proposals, Seller's Board of Directors shall have withdrawn, modified or amended such recommendation in any respect materially adverse to Buyer.

     8.02  Effect of Termination.

          (a) In the event of termination of this Agreement by either the Seller or the Buyer as provided above, this Agreement shall forthwith become null and void (other than Sections 5.02(b), 8.02 (if applicable) and 9.01 hereof, which shall remain in full force and effect) and there shall be no further liability on the part of any of the parties hereto or their respective officers or directors to the others, except (i) any liability of any party under said Sections 5.02(b), 8.02 (as may be applicable) and 9.01, (ii) that the Seller Option Agreement shall be governed by its own terms as to termination, and (iii) in the event of a party's gross negligence or willful breach of any material representation, warranty, covenant or agreement contained in this Agreement, in which case, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys' fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with the enforcement of its rights hereunder.

          (b) As a condition of Buyer's willingness, and in order to induce Buyer, to enter into this Agreement and to reimburse Buyer for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, Seller shall make a cash payment to Buyer of $1,000,000 if a Subsequent Triggering Event occurs at any time after the date hereof and prior to an Exercise Termination Event (as such terms are defined in Sections 2(b) and 2(e), respectively, of the Seller Option Agreement). Any payment required under this Section 8.02(b) shall be (i) payable by Seller to Buyer (by wire transfer of immediately available funds to an account designated by Buyer) within five business days after demand by Buyer and (ii) net of any expense reimbursement paid or to be paid by Seller to Buyer in accordance with
     Section 7(a) of the Seller Option Agreement and any other payments made on or prior to the date of such payment under this Section 8.02(b) by Seller to Buyer pursuant to the provisions of Section 8.02(a) (but in no event shall the amount payable under this Section 8.02(b) be less than zero).

     8.03 Amendment, Extension and Waiver. Subject to applicable law and as may be authorized by their respective Boards of Directors, at any time prior to the consummation of the transactions contemplated by this Agreement or termination of this Agreement in accordance with the provisions of Section 8.01 hereof, whether before or after the approvals of the parties' respective stockholders contemplated by Section 5.05 above, the parties may, (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained in Articles V and VI (other than Section 6.01) hereof; provided, however, that there may not be, without further approval of the parties' stockholders, to the extent required by law, any amendment, extension or waiver of this Agreement which changes the amount or form of the consideration to be delivered to Seller's stockholders hereunder other than as may be expressly contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                   ARTICLE IX

                                 MISCELLANEOUS

     9.01 Expenses. Except as otherwise agreed to in Section 8.02 hereunder or in other writing by the parties, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

     9.02 Non-Survival. None of the representations, warranties, covenants and agreements of the parties shall survive after the Effective Time, except for the agreements and covenants contained or referred to in Article II, Section 5.02(b), the last sentence of Section 5.07 and Sections 5.10, 5.12, 5.13, 8.02,
9.01 and 9.02, which agreements and covenants shall survive the Effective Time.

     9.03 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by prepaid registered or certified mail (return receipt requested) or by telecopy, cable, telegram or telex addressed as follows:

        (a)  If to the Seller, to:

            Eastern Bancorp, Inc.
            537 Central Avenue
            Dover, New Hampshire 03820
            Attention: John A. Cobb
                      President and Chief Executive Officer

Copy to:

            Hale and Dorr
            60 State Street
            Boston, Massachusetts 02109
            Attention: Edward G. Young, Esq.

        (b) If to the Buyer, to:

           Vermont Financial Services Corporation
           100 Main Street
           Brattleboro, Vermont 05302
           Attention: John D. Hashagen, Jr.
                      President and Chief Executive Officer

           Copy to:

           Sullivan & Worcester LLP
           One Post Office Square
           Boston, Massachusetts 02109
           Attention: Christopher Cabot, Esq. and Stephen J. Coukos, Esq.

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date delivered to the recipient party.

     9.04 Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties, and that nothing in this Agreement, except for Sections 5.12 and 5.13 above, is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement.

     9.05 Entire Agreement. This Agreement, including the documents and other writing referred to herein or delivered pursuant hereto, including the Seller Disclosure Schedule, the Seller Option Agreement and the Seller Stockholders' Agreement, is complete, and all promises, representations, understandings, warranties and agreements with reference to the subject matter hereof, and all inducements to the making of this Agreement relied upon by either party hereto, have been expressed herein. This Agreement (including the aforementioned documents and writings) supersedes any prior or contemporaneous agreement or understanding between the parties hereto, oral or written, pertaining to any such matters, including without limitation the Confidentiality Agreement, which agreements or understandings shall be of no further force or effect for any persons.

     9.06 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed to be an original and shall become effective when a counterpart has been signed by each of the parties and delivered to each of the other parties.

     9.07 Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof, and, to the extent applicable, by federal law.

     9.08 Captions. The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     9.09 Effect of Investigations. No investigation by the parties hereto made heretofore or hereafter, whether pursuant to this Agreement or otherwise shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation, subject, however, to Section 9.02 hereof.

     9.10 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the purposes and intents of this Agreement.

     9.11 Specific Enforceability. The parties recognize and hereby acknowledge that it is impossible to measure in money the damages that would result to a party by reason of the failure of either of the parties to perform any of the obligations imposed on it by this Agreement. Accordingly, if any party should institute an action or proceeding seeking specific enforcement of the provisions hereof, each party against which such action or proceeding is brought hereby waives the claim or defense that the party instituting such action or proceeding has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists.

     IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Reorganization to be executed as a sealed instrument by their duly authorized officers as of the day and year first above written.

                                          VERMONT FINANCIAL SERVICES
                                          CORPORATION

                                          By: /s/ JOHN D. HASHAGEN, JR.
                                            ------------------------------------
                                            John D. Hashagen, Jr.
                                            President and Chief Executive
                                              Officer

                                          EASTERN BANCORP, INC.

                                          By: /s/ JOHN A. COBB
                                            ------------------------------------
                                            John A. Cobb
                                            President and Chief Executive
                                              Officer

                                          VERMONT FEDERAL BANK, FSB

                                          By: /s/ E. DAVID HUMPHREY
                                            ------------------------------------
                                            E. David Humphrey
                                            President and Chief Operating
                                              Officer

                                                                       EXHIBIT A


                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of November 13, 1996, between Eastern Bancorp, Inc., a Delaware corporation (the "Issuer"), and Vermont Financial Services Corporation, a Delaware corporation (the "Grantee").

     WHEREAS, the Grantee, the Issuer and Issuer's wholly owned banking subsidiary, Vermont Federal Bank, FSB, are entering into an Agreement and Plan of Reorganization of even date herewith (the "Acquisition Agreement"), which agreement is being executed by the parties thereto simultaneously with this Agreement; and

     WHEREAS, as a condition to the Grantee's entry into the Acquisition Agreement and in consideration for such entry, the Issuer has agreed to grant the Grantee the Option (as hereinafter defined);

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Acquisition Agreement, the parties hereto agree as follows:

     1. (a) The Issuer hereby grants to the Grantee an unconditional, irrevocable and non-transferable option (the "Option") to purchase, subject to the terms hereof, up to 732,425 fully paid and nonassessable shares (the "Option Shares") of common stock, $0.01 par value per share, of the Issuer ("Common Stock") at a price of $21.00 per share (the "Option Price"). The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth provided that in no event shall the number of shares for which this Option is exercisable exceed 19.9% of the Issuer's issued and outstanding shares of Common Stock (without giving effect to any shares of Common Stock issuable pursuant to the Option) less the number of shares, if any, previously issued pursuant to exercise of the Option.

     (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to exercise of the Option pursuant to this Agreement or as contemplated by Section 5(a) of this Agreement), including, without limitation, pursuant to stock option or other employee plans or as a result of the exercise of conversion rights, the number of Option Shares shall be increased so that, after such issuance, it equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option less the number of shares, if any, previously issued pursuant to exercise of the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize the Issuer or the Grantee to breach any provision of the Acquisition Agreement.

     2. (a) Provided that the Grantee is not in material breach of the Acquisition Agreement, the Grantee may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as defined in paragraph (e) below) and a Subsequent Triggering Event (as defined in paragraph (f) below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined in paragraph (b) below), provided that the Grantee shall have sent the written notice of such exercise (as provided in paragraph (h) of this Section 2) within thirty (30) days following such Subsequent Triggering Event and prior to the Exercise Termination Event.

     (b) The term "Exercise Termination Event" shall mean the earliest of (i) the Effective Time of the Acquisition Merger, (ii) any termination of the Acquisition Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event or if such termination is pursuant to Section 8.01(c) or 8.01(f) or by the Issuer pursuant to Section 8.01(d) thereof, and (iii) except as provided in subparagraph 2(b)(ii) hereof, in the event of any termination of the Acquisition Agreement in accordance with the provisions thereof after the occurrence of an Initial Triggering Event, the passage of twelve (12) months after such termination. Notwithstanding the termination of the Option, the Grantee shall be entitled to purchase those Option Shares with respect to which it has exercised the Option in whole or in part prior to the termination of the Option.

     (c) [THIS PARAGRAPH INTENTIONALLY OMITTED]

     (d) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

          (i) The Issuer or any subsidiary of the Issuer, without having received the Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction with any Person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act and the rules and regulations thereunder), other than the Grantee or any subsidiary of the Grantee, or, without the consent of the Grantee, the Board of Directors of the Issuer shall have approved an Acquisition Transaction or recommended that the shareholders of the Issuer approve or accept any Acquisition Transaction other than as contemplated by the Acquisition Agreement. For purposes of this Agreement, the term "Acquisition Transaction" shall mean
     (A) a merger or consolidation, or any similar transaction, with the Issuer or any subsidiary of the Issuer that is a "significant subsidiary" as defined in Regulation S-X promulgated by the Securities and Exchange Commission (a "Significant Subsidiary"), or any subsidiary of the Issuer which, after such transaction, would be a Significant Subsidiary of the Issuer, (B) a purchase, lease or other acquisition of all or substantially all of the assets of the Issuer or any Significant Subsidiary of the Issuer (except as contemplated by the Acquisition Agreement), or (C) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing fifteen percent (15%) or more of the voting power of the Issuer or any Significant Subsidiary of the Issuer;

          (ii) Any Person, other than the Grantee or any subsidiary of the Grantee or the Issuer in a fiduciary capacity, shall have acquired beneficial ownership (as hereinafter defined) or the right to acquire beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock if such Person owned beneficially less than fifteen percent (15%) of the outstanding shares of Common Stock on the date of this Agreement, or any Person shall have acquired beneficial ownership of an additional five percent (5%) of the outstanding shares of Common Stock if such Person owned beneficially fifteen percent (15%) or more of the outstanding shares of Common Stock on the date of this Agreement (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and in the rules and regulations thereunder);

          (iii) Any Person, other than the Grantee or any subsidiary of the Grantee, shall have made a bona-fide proposal to the Issuer or its shareholders to engage in an Acquisition Transaction by public announcement or written communication that shall be or become the subject of public disclosure;

          (iv) After any Person other than the Grantee or any subsidiary of the Grantee has made a proposal to the Issuer or its shareholders to engage in an Acquisition Transaction, the Issuer shall have breached any covenant or obligation contained in Sections 5.01, 5.03, 5.04 or 5.05 of the Acquisition Agreement and such breach (A) would entitle the Grantee to terminate the Acquisition Agreement and (B) shall not have been remedied prior to the Notice Date (as defined in paragraph (h) below); or

          (v) Any Person other than the Grantee or any subsidiary of the Grantee, other than in connection with a transaction to which the Grantee has given its prior written consent, shall have filed an application or notice with the OTS or Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

     (e) The term "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date hereof:

          (i) The acquisition by any Person of beneficial ownership of 24.9% or more of the then outstanding Common Stock; or

          (ii) The occurrence of the Initial Triggering Event described in subparagraph (i) of paragraph (d) of this Section 2, except that the percentage referenced in clause (C) shall be 24.9% in lieu of fifteen percent (15%).

     (f) The Issuer shall notify the Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by the Issuer shall not be a condition to the right of the Grantee to exercise the Option.

     (g) In the event the Grantee is entitled to and wishes to exercise the Option, it shall send to the Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise, and (ii) a place and date not earlier than three (3) business days nor later than forty-five (45) business days from the Notice Date for the closing of such purchase (the "Closing"); provided that if prior notification to or approval of the OTS or Federal Reserve Board or any other regulatory agency is required in connection with such purchase, the Grantee shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed; provided, however, that in no event shall the Closing be more than twelve (12) months after the Notice Date, and if the Closing shall not have occurred within twelve (12) months after the Notice Date due to the failure of the Grantee to obtain any such required approval, the exercise of the Option effected on the Notice Date shall be deemed to have expired. The term "business day" for purposes of this Agreement means any day, excluding Saturdays, Sundays and any other day that is a legal holiday in the Commonwealth of Massachusetts or a day on which banking institutions in the Commonwealth of Massachusetts are authorized by law or executive order to close.

     (h) At the Closing, the Grantee shall pay to the Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by the Issuer, provided that failure or refusal of the Issuer to designate such a bank account shall not preclude the Grantee from exercising the Option.

     (i) At such Closing, simultaneously with the delivery of immediately available funds as provided in paragraph (i) above, the Issuer shall deliver to the Grantee a certificate or certificates representing the number of shares of Common Stock purchased by the Grantee and, if the Option should be exercised in part only, a new Option evidencing the rights of the Grantee thereof to purchase the balance of the shares purchasable hereunder and in accordance with the provisions hereof, and the Grantee shall deliver to the Issuer a copy of this Agreement and a letter agreeing that the Grantee will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

     (j) Certificates for the Common Stock delivered at a Closing hereunder may (in the sole discretion of the Issuer) be endorsed with a restrictive legend that shall read substantially as follows:

"THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF NOVEMBER 13, 1996, A COPY OF WHICH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR."

It is understood and agreed that (i) the reference to the resale restrictions of the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Grantee shall have delivered to the Issuer a copy of a letter from the staff of the Securities and Exchange Commission, or an opinion of counsel, in form and substance reasonably satisfactory to the Issuer, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

     (k) Upon the giving by the Grantee to the Issuer of the written notice of exercise of the Option provided for under paragraph (h) above, the tender of the applicable purchase price in immediately available funds and the tender of a copy of this Agreement to the Issuer, the Grantee shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Grantee. The Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Grantee or its assignee, transferee or designee.

     3. The Issuer agrees (a) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without requiring the Issuer's stockholders to approve an increase in the number of authorized shares of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock, (b) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Issuer, and (c) promptly to take all action as may from time to time be required (including without limitation (i) complying with all applicable premerger notification, reporting and waiting period requirements specified in 15 U.S.C. sec. 18a and regulations promulgated thereunder and (ii) cooperating fully with any Holders in preparing any applications or notices required under the Home Owners Loan Act of 1933, as amended, the Bank Holding Company Act of 1956, as amended, or the Change in Bank Control Act of 1978, as amended, or any state banking law), in order to permit the Grantee to exercise the Option and the Issuer duly and effectively to issue shares of Common Stock pursuant hereto.

     4. This Agreement and the Option granted hereby are exchangeable, without expense, at the option of the Grantee, upon presentation and surrender of this Agreement at the principal office of the Issuer, for other Agreements providing for Options of different denominations entitling the Grantee thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by the Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, the Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute for all purposes and under all circumstances an additional contractual obligation on the part of the Issuer.

     5. (a) In addition to the adjustment in the number of Option Shares pursuant to Section 1 of this Agreement, the number of Option Shares shall be subject to adjustment from time to time as provided in this Section 5.

          (i) In the event of any change in the shares of Common Stock by reason of stock dividend, split-up, merger, recapitalization, subdivision, conversion, combination, exchange of shares or similar transaction, the type and number of Option Shares, and the Option Price therefor, shall be adjusted appropriately in accordance with subsection (b) of this Section 5, and proper provision shall be made in the agreements governing such transaction, so that Grantee shall receive upon exercise of the Option the number and class of shares of Common Stock that Grantee would have held immediately after such event if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable.

          (ii) Issuer may (but in no event shall be required to) make such increases in the number of Option Shares, in addition to those required under subsection (a)(i), as shall be determined by its Board of Directors to be advisable in order to avoid taxation so far as practicable, of any dividend of stock or stock rights or any event treated as such for Federal income tax purposes to the recipients.

     (b) Whenever the number of Option Shares is adjusted as provided in this
Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which is equal to the number of Option Shares prior to the adjustment and the denominator of which is equal to the number of Option Shares after the adjustment.

     6. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, and provided that the Grantee is not precluded, pursuant to subsection (a) of Section 2 hereof, from exercising the Option, the Issuer shall, at the request of the Grantee delivered within thirty
(30) days following such Subsequent Triggering Event, promptly prepare, file and keep current, with respect to the Option and the Option Shares, a "shelf " registration statement under Rule 415 of the Securities Act or any successor provision and the Issuer shall use all reasonable efforts to qualify such shares under any applicable state securities laws. The Issuer will use all reasonable efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 120 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect sales or other dispositions of Option Shares. The Grantee shall have the right to demand two (2) such registrations, at least one of which shall be on Form S-3. The foregoing notwithstanding, if, at the time of any request by the Grantee for registration of the Option or Option Shares as provided above, the Issuer is in registration with respect to any underwritten public offering of share of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering, the inclusion of the Option or Option Shares would interfere with the successful marketing of the shares of Common Stock offered by the Issuer in such underwritten public offering, the number of shares represented by the Option and/or the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced (to zero, if necessary or advisable); provided, however, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practicable in the good faith judgment of such underwriters and no reduction shall thereafter occur. The Grantee shall provide all information reasonably requested by the Issuer for inclusion in any registration statement to be filed hereunder. If requested by the Grantee in connection with such registration, the Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for the Issuer.

     7. (a) Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, and provided that the Grantee is not precluded, pursuant to subsection (a) of Section 2 hereof, from exercising the Option, (i) at the request of the Grantee, delivered within thirty (30) days following such occurrence (or such later period as provided in Section 10), the Issuer or any successor shall repurchase the Option from the Grantee at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised, plus, to the extent not previously reimbursed, the Grantee's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by, and the enforcement of the Grantee's rights under, the Acquisition Agreement, including without limitation legal, accounting and investment banking fees (the "Grantee's Out-of-Pocket Expenses"), and (ii) at the request of any owner of Option Shares from time to time (the "Owner"), delivered within thirty (30) days following such occurrence (or such later period as provided in Section 10), the Issuer shall repurchase such number of the Option Shares from such Owner as the Owner shall designate at a price per share ("Option Share Repurchase Price") equal to the greater of (A) the market/offer price and (B) the average exercise price per share paid by the Owner for the Option Shares so designated, plus, to the extent not previously reimbursed, the Grantee's Out-of-Pocket Expenses. The term "market/offer price" shall mean the highest of (w) the price per share of the Common Stock at which a tender offer or exchange offer therefor has been made,
(x) the price per share of the Common Stock to be paid by any Person, other than the Grantee or a subsidiary of the Grantee, pursuant to an agreement with the Issuer of the kind described in Section 2(e)(i), (y) the highest closing price for shares of Common Stock within the shorter of the period from the date of this Agreement up to the date on which such required repurchase of Options or Option Shares, as the case may be, occurs or the six (6) month period immediately preceding the date of such required repurchase of Options or Option Shares, as the case may be, or (z) in the event of a sale of all or substantially all of the Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of the Issuer as determined in good faith by a nationally recognized investment banking firm selected by the

Grantee and reasonably acceptable to the Issuer, divided by the number of shares of Common Stock of the Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined in good faith by a nationally recognized investment banking firm selected by the Grantee and reasonably acceptable to the Issuer.

     (b) The Grantee may exercise its right to require the Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to the Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Grantee elects to require the Issuer to repurchase this Option and/or Option Shares in accordance with the provisions of this
Section 7. As promptly as practicable, and in any event within ten (10) business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, the Issuer shall deliver or cause to be delivered to the Grantee the Option Repurchase Price and/or the Option Share Repurchase Price therefor or the portion thereof that the Issuer is not then prohibited under applicable law and regulation from so delivering.

     (c) To the extent that the Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, or as a result of a written agreement or other binding obligation with a governmental or regulatory body or agency, from repurchasing the Option and/or the Option Shares in full, the Issuer shall immediately so notify the Grantee and thereafter deliver or cause to be delivered, from time to time, to the Grantee the portion of the Option Repurchase Price and/or the Option Share Repurchase Price that it is no longer prohibited from delivering, within ten (10) business days after the date on which the Issuer is no longer so prohibited; provided, however, that if the Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Grantee the Option Repurchase Price and/or the Option Share Repurchase Price in part or in full (and the Issuer hereby undertakes to use all reasonable efforts to receive all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Grantee may revoke its notice of repurchase of the Option or the Option Shares, as applicable, either in whole or to the extent of the prohibition, whereupon the Issuer shall promptly (i) deliver to the Grantee that portion of the Option Purchase Price or the Option Share Repurchase Price that the Issuer is not prohibited from delivering with respect to Options or Option Shares as to which the Grantee has not revoked its repurchase demand; and (ii) deliver, as appropriate, either (A) a new Stock Option Agreement evidencing the right of the Grantee to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Grantee and the denominator of which is the Option Repurchase Price, or (B) a certificate for the Option Shares it is then so prohibited from repurchasing.

     8. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or any subsidiary of Grantee, and Issuer shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or a subsidiary of Grantee, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property, or the then outstanding shares of Common Stock shall, after such merger, represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or a subsidiary of Grantee, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Grantee, of either (y) the Acquiring Corporation (as hereinafter defined) or (z) any corporation or other business entity that controls the Acquiring Corporation.

     (b) The following terms have the meanings indicated:

          (i) The term "Acquiring Corporation" shall mean (A) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (B) Issuer in a merger in which Issuer is the continuing or surviving person, and (C) the transferee of all or substantially all of Issuer's assets.

          (ii) The term "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

          (iii) The term "Assigned Value" shall mean the "market/offer price", as defined in Section 7.

          (iv) The term "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls such person, as the Grantee may elect.

     (c) The Substitute Option shall have the same terms as the Option, provided, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall, to the extent legally permissible, be as similar as possible to, and in no event less advantageous to the Grantee than, the terms of the Option. The issuer of the Substitute Option shall also enter into an agreement with the Grantee in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

     (d) The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per share of the Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction in which the numerator is the number of Option Shares and the denominator is the number of shares of the Substitute Common Stock for which the Substitute Option is exercisable.

     (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of the Substitute Common Stock outstanding prior to exercise of the Substitute Option (without giving effect to any shares of Substitute Common Stock issued pursuant to the Substitute Option) less the number of shares, if any, previously issued pursuant to the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to the Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). The difference in value shall be determined by a nationally recognized investment banking firm selected by the Grantee.

     (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any corporation or other business entity that controls the Acquiring Corporation shall have assumed in writing all the obligations of Issuer hereunder.

     9. (a) At the request of the Grantee, as the holder of the Substitute Option (referred to herein as the "Substitute Option Holder"), the issuer of the Substitute Option (the "Substitute Option Issuer") shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of the Substitute Common Stock for which the Substitute Option may then be exercised, plus the Grantee's Out-of-Pocket Expenses, and at the request of the Grantee as the owner (referred to herein as the "Substitute Share Owner") of shares of the Substitute Common Stock (the "Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price per share (the "Substitute Share Repurchase Price") equal to the greater of (y) the Highest Closing Price and (z) the average exercise price per share paid by the Substitute Share Owner for the Substitute Shares so designated, plus Grantee's Out-of-Pocket Expenses. The term

"Highest Closing Price" shall mean the highest closing price for shares of the Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

     (b) The Grantee, as the Substitute Option Holder and/or the Substitute Share Owner, as the case may be, may exercise its right to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or Substitute Share Owner, as applicable, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Option and/or the certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Grantee, as the Substitute Option Holder, the Substitute Option Repurchase Price, and/or as the Substitute Share Owner, the Substitute Share Repurchase Price therefor, or the portion(s) thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

     (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, or as a result of a written agreement or other binding obligation with a governmental or regulatory body or agency, from repurchasing the Substitute Option and/or the Substitute Shares in full, the Substitute Option Issuer shall immediately so notify the Grantee, as the Substitute Option Holder and/or the Substitute Share Owner, and thereafter deliver or cause to be delivered, from time to time, to the Grantee, as the Substitute Option Holder and/or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price and/or the Substitute Share Repurchase Price which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is, at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9 prohibited under applicable law or regulation, or as a consequence of administrative policy, or as a result of a written agreement or other binding obligation with a governmental or regulatory body or agency, from delivering to the Grantee, as the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and/or the Substitute Share Repurchase Price, in part or in full (and the Substitute Option Issuer shall use its best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Grantee, as the Substitute Option Holder or Substitute Share Owner, as applicable, may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of the prohibition, whereupon the Substitute Option Issuer shall promptly (i) deliver to the Grantee, as the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, or (B) a certificate for the Substitute Option Shares it is then so prohibited from repurchasing.

     10. The thirty (30) day period for exercise of certain rights under Sections 2, 6, 7 and 12 hereof shall be extended in each such case: (i) in the manner, and subject to the limitations, provided in Section 2(g) hereof, to the extent necessary to obtain all regulatory approvals for the exercise of such rights and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise, provided that notice of intent to exercise such rights shall be given to the Issuer within the requisite thirty (30) day period and the Grantee shall use all reasonable efforts to promptly obtain all requisite approvals and cause the expiration of all requisite waiting periods.

     11. The Issuer hereby represents and warrants to the Grantee as follows:

          (a) The Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Issuer and no other corporate proceedings on the part of the Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by the Issuer. This Agreement is the valid and legally binding obligation of the Issuer, enforceable against it in accordance with its terms, except that enforcement thereof may be limited by the receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors' rights generally and except that enforcement thereof may be subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and the availability of equitable remedies.

          (b) The Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

     12. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other Person, whether by operation of law or otherwise, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event and the Grantee is not precluded, pursuant to Section 2(a), from exercising the Option, the Grantee may, subject to the right of first refusal set forth in
Section 13, assign, transfer or sell in whole or in part its rights in any Option Shares held by the Grantee following any exercise, in whole or in part, of the Option.

     13. If at any time after the occurrence of a Subsequent Triggering Event and, with respect to shares of Common Stock or other securities acquired by the Grantee pursuant to an exercise of the Option, prior to the expiration of twenty-four (24) months after the expiration of the Option pursuant to Section 2(b), the Grantee shall desire to sell, assign, transfer or otherwise dispose of all or any of the shares of Common Stock or other securities acquired by the Grantee pursuant to the Option, the Grantee shall give the Issuer written notice of the proposed transaction (an "Offeror's Notice"), identifying the proposed transferee, accompanied by a copy of a binding offer to purchase such shares or other securities signed by such transferee and setting forth the terms of the proposed transaction. An Offeror's Notice shall be deemed an offer by the Grantee to the Issuer, which may be accepted within ten (10) business days of the receipt of such Offeror's Notice, on the same terms and conditions and at the same price at which the Grantee is proposing to transfer such shares or other securities to such transferee. The purchase of such shares or other securities by the Issuer shall be settled within ten (10) business days of the date of the acceptance of the offer and the purchase price shall be paid to the Grantee in immediately available funds, provided that, if prior notification to or approval, consent or waiver of the OTS or Federal Reserve Board or any other regulatory authority is required in connection with such purchase, the Issuer shall promptly file the required notice or application for approval, consent or waiver and shall expeditiously process the same (and the Grantee shall cooperate with the Issuer in the filing of any such notice or application and the obtaining of any such approval) and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (a) the required notification period has expired or been terminated or
(b) such approval has been obtained and, in either event, any requisite waiting period shall have passed. In the event of the failure or refusal of the Issuer to purchase the shares or other securities covered by an Offeror's Notice or if the OTS or Federal Reserve Board or any other regulatory authority disapproves the Issuer's proposed purchase of such shares or other securities, the Grantee may, within sixty (60) days following the date of the Offeror's Notice (subject to any necessary extension for regulatory notification, approval, or waiting periods), sell all, but not less than all, of such shares or other securities proposed to be transferred to the proposed transferee identified in the Offeror's Notice at no less than the price specified and on terms no more favorable to the proposed transferee than those set forth in the Offeror's Notice. The requirements of this Section 13 shall not apply to any sale by means of a public offering registered under the Securities Act in which steps are taken to reasonably ensure that no purchaser will own securities representing more than two percent (2%) of the outstanding shares of Common Stock of the Issuer or any transfer to a direct or indirect wholly-owned subsidiary of the Grantee which agrees in writing to be bound by the terms hereof.

     14. Notwithstanding anything to the contrary herein, in the event that the Grantee or any Related Person thereof (as hereinafter defined) is a person making an offer or proposal to engage in an Acquisition Transaction (other than the transaction contemplated by the Acquisition Agreement), then the Option held by it shall immediately terminate and be of no further force or effect and the Option Shares held by it shall, at the Issuer's election, be immediately repurchasable by Issuer at the Option Price. For purposes of this Agreement, a Related Person of the Grantee means any Affiliate (as defined in Rule 12b-2 of the rules and regulations under the Exchange Act) of the Grantee and any person that is required to file a Schedule 13D with the Grantee with respect to shares of Common Stock or options to acquire the Common Stock.

     15. Each of the Grantee and the Issuer will use all reasonable efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation applying to the OTS or the Federal Reserve Board, as applicable, for approval to acquire the shares issuable hereunder.

     16. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

     17. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Grantee is not permitted to acquire, or the Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section l(a) hereof (as adjusted pursuant to Sections l(b) or 5 hereof), it is the express intention of the Issuer to allow the Grantee to acquire or to require the Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

     18. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Acquisition Agreement.

     19. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     20. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     21. Except as otherwise expressly provided herein or in the Acquisition Agreement, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     22. Except as otherwise expressly provided herein, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

     23. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Acquisition Agreement.

     IN WITNESS WHEREOF, each of the parties has caused this Stock Option Agreement to be executed as a sealed instrument on its behalf by its officers thereunder duly authorized, all as of the day and year first above written.

                                          EASTERN BANCORP, INC.

                                          By:
                                          --------------------------------------
                                              John A. Cobb
                                              President and Chief Executive
                                              Officer

                                          VERMONT FINANCIAL SERVICES
                                          CORPORATION

                                          By:
                                          --------------------------------------
                                              John D. Hashagen, Jr.
                                              President and Chief Executive
                                              Officer

                                                                       EXHIBIT B

                                                               November 13, 1996

Vermont Financial Services Corporation
100 Main Street
Brattleboro, Vermont 05302

Ladies and Gentlemen:

     Each of the undersigned (each a "Stockholder") beneficially owns and has sole or shared voting power with respect to the number of shares of the common stock, par value $0.01 per share (the "Shares"), of Eastern Bancorp, Inc., a Delaware corporation (the "Seller"), indicated opposite such Stockholder's name on Schedule 1 attached hereto.

     Simultaneously with the execution of this letter agreement, Vermont Financial Services Corporation (the "Buyer"), the Seller and Seller's wholly owned banking subsidiary, Vermont Federal Bank, FSB, are entering into an Agreement and Plan of Reorganization (the "Acquisition Agreement") providing, among other things, for the acquisition of Seller by Buyer by means of a merger of Seller with and into Buyer (the "Acquisition"). Each of the undersigned understands that the Buyer has undertaken and will continue to undertake substantial expenses in connection with the negotiation and execution of the Acquisition Agreement and the subsequent actions necessary to consummate the transactions contemplated by the Acquisition Agreement.

     In consideration of, and as a condition to, the Buyer's entering into the Acquisition Agreement, and in consideration of the expenses incurred and to be incurred by the Buyer in connection therewith, each Stockholder and the Buyer agree as follows:

          1. Each Stockholder, while this letter agreement is in effect, shall vote or cause to be voted all of the Shares that such Stockholder shall be entitled to so vote, whether such Shares are beneficially owned by such Stockholder on the date of this letter agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, at any meeting of the Seller's stockholders that may be called and held following the date hereof, for the approval of the Acquisition, as contemplated under the Acquisition Agreement, and shall vote or cause to be voted all such Shares, at any such meeting or any other meeting of the Seller's stockholders following the date hereof, against the approval of any other agreement providing for a merger, acquisition, consolidation, sale of a material amount of assets or other business combination of the Seller or any of its subsidiaries with any person or entity other than the Buyer or any subsidiary of the Buyer. Each Stockholder, while this letter agreement is in effect, shall support at all times, and recommend for approval by the Seller's stockholders, the Acquisition, subject only to the Stockholder's fiduciary obligations as a director of the Seller, to the extent applicable, and each Stockholder shall conduct himself or herself, both publicly and privately, in a manner consistent with such support and recommendation of the Acquisition, subject to the Stockholder's fiduciary obligations as a director of the Seller as applicable.

          2. Each Stockholder will not sell, assign, transfer or otherwise dispose of (including, without limitation, by the creation of a Lien (as defined in paragraph 4 below)), or permit to be sold, assigned, transferred or otherwise disposed of, any Shares owned by such Stockholder, whether such Shares are held by the Stockholder on the date of this letter agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, except (a) transfers by will or by operation of law (in which case this letter agreement shall bind the transferee), (b) transfers pursuant to any pledge agreement (subject to the pledgee agreeing in writing to be bound by the terms of this letter agreement), (c) transfers, in connection with estate planning purposes, to members of the Stockholder's immediate family, trusts or charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of this letter agreement, and (d) such other transfers (subject to the transferee agreeing in writing to be bound by the terms of this letter agreement) as may be consented to by the Buyer, which consent shall not be unreasonably withheld. The Buyer shall have the option to elect to have any existing certificates representing Shares subject to this letter agreement canceled and reissued bearing the following legend:

        THIS CERTIFICATE, AND THE SHARES REPRESENTED HEREBY, ARE SUBJECT TO CERTAIN VOTING AND TRANSFER RESTRICTIONS CONTAINED IN A VOTING AGREEMENT BY AND BETWEEN VERMONT FINANCIAL SERVICES CORPORATION AND THE BENEFICIAL OWNER OF THESE SHARES AND MAY BE TRANSFERRED ONLY IN COMPLIANCE THEREWITH. COPIES OF THE ABOVE-REFERENCED AGREEMENT ARE ON FILE AT THE OFFICES OF VERMONT FINANCIAL SERVICES CORPORATION

          3. The agreements contained herein are intended to relate to restrictions on transferability and to continue only for such time as may reasonably be necessary to obtain all necessary approvals, including all necessary shareholder and governmental approvals, of the Acquisition and all other transactions contemplated by the Acquisition Agreement.

          4. Each Stockholder represents that such Stockholder has the complete and unrestricted power and the unqualified right to enter into and perform the terms of this letter agreement. Each Stockholder further represents that this letter agreement (assuming this letter agreement constitutes a valid and binding agreement of the Buyer) constitutes a valid and binding agreement with respect to the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally. Except as may be set forth in Schedule 1, each Stockholder represents that such Stockholder beneficially owns the number of Shares indicated opposite such Stockholder's name on said Schedule 1, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever ("Liens"), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares.

          5. Notwithstanding anything herein to the contrary, the agreements contained herein shall remain in full force and effect until the earlier of
     (a) the consummation of the Acquisition or (b) the termination of the Acquisition Agreement in accordance with Article VIII thereof.

          6. Each Stockholder has signed this letter agreement intending to be bound hereby. Each Stockholder expressly agrees that this letter agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against such Stockholder. All of the covenants and agreements contained in this letter agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

          7. This letter agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

          8. No waivers of any breach of this letter agreement extended by the Buyer to any Stockholder shall be construed as a waiver of any rights or remedies of the Buyer with respect to any other Stockholder with respect to Shares held by such other Stockholder or with respect to any subsequent breach of the Stockholder or any other Stockholder hereunder.

          9. This letter agreement is deemed to be signed as a sealed instrument and is to be governed by the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof. If any provision hereof is deemed unenforceable, the enforceability of the other provisions hereof shall not be affected.

     If the foregoing accurately reflects your understanding of the subject matter intended to be contained herein, please confirm our agreement by signing this letter where indicated below.

                                          Very truly yours,

/s/ JOHN A. COBB                                /s/ E. DAVID HUMPHREY
--------------------------------------------    --------------------------------------------
John A. Cobb                                    E. David Humphrey

/s/ W. STEVENS SHEPPARD                         /s/ JAMES M. SUTTON
--------------------------------------------    --------------------------------------------
W. Stevens Sheppard                             James M. Sutton

AGREED TO AND ACCEPTED BY AS
OF THE DATE FIRST ABOVE WRITTEN

VERMONT FINANCIAL SERVICES CORPORATION

By: /s/ JOHN D. HASHAGEN, JR.
    ----------------------------------------------------
    John D. Hashagen, Jr.
    President and Chief Executive Officer

                                   SCHEDULE I

                                                                         NUMBER OF
                                                                          SHARES          SHARES
                                                                        BENEFICIALLY    SUBJECT TO
NAME OF STOCKHOLDER                                                       OWNED*          PLEDGE
--------------------------------------------------------------------    -----------     ----------
John A. Cobb........................................................     195,888.64         -0-
E. David Humphrey...................................................      94,441.15         -0-
W. Stevens Sheppard.................................................      57,801            -0-
James M. Sutton.....................................................     363,357            -0-

---------------
* Includes the following numbers of shares subject to stock options: Mr. Cobb:
  157,500; Mr. Humphrey: 75,000; Mr. Sheppard: 8,250 and Mr. Sutton: 5,250.

                                                                       EXHIBIT C

                                                                           , 199

Vermont Financial Services Corporation
100 Main Street
Brattleboro, Vermont 05302

Gentlemen:

     I have been advised that, as of the date hereof, I may be deemed to be an "affiliate" of Eastern Bancorp, Inc. ("Seller"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"). In accordance with the terms of that certain Agreement and Plan of Reorganization, dated as of November 13, 1996 (the "Agreement"), by and among Vermont Financial Services Corporation ("Buyer"), Seller and Seller's wholly owned banking subsidiary, Vermont Federal Bank, FSB, Seller will be merged with and into Buyer (the "Merger").

     Following the consummation of the Merger, I may receive shares of the common stock of Buyer, par value $1.00 per share ("Buyer Common Stock"). I would receive such shares of Buyer Common Stock in exchange for shares of the common stock of Seller, par value $0.01 per share ("Seller Common Stock"), held by me immediate prior to the consummation of the Merger.

     I represent, warrant and covenant to Buyer that, in the event I receive any shares of Buyer Common Stock following the Merger:

          1. I shall not make any sale, transfer or other disposition of such shares of Buyer Common Stock in violation of the Act or the Rules and Regulations.

          2. I have carefully read this letter and the Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of shares of Buyer Common Stock to the extent I felt necessary, with my counsel or counsel for Seller.

          3. I have been advised that the issuance of shares of Buyer Common Stock to me in accordance with the terms of the Agreement has been registered with the Commission under the Act. However, I have also been advised that, since, at the time the Merger was submitted for a vote of the stockholders of Seller, I may be deemed to have been an affiliate of Seller, and that the distribution by me of shares of Buyer Common Stock has not been registered under the Act, that I may not sell, transfer or otherwise dispose of any shares of Buyer Common Stock issued to me following the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Buyer, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

          4. Except as may be otherwise contemplated by the Agreement, I understand that Buyer is under no obligation to register the sale, transfer or other disposition of shares of Buyer Common Stock by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

          5. I also understand that stop transfer instructions will be given to Buyer's transfer agents with respect to the Buyer Common Stock and that there will be placed on the certificates for the shares of Buyer Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

        The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applied. The shares represented by this certificate may only be transferred in
        accordance with the terms of an agreement dated as of             ,
        199 , between the registered holder hereof and Vermont Financial Services Corporation, a copy of which agreement is on file at the principal offices of Vermont Financial Services Corporation.

     It is understood and agreed that the legend set forth in paragraph 5 above shall be removed by delivery of substitute certificates without such legend if the undersigned shall have delivered to Buyer a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to Buyer, to the effect that such legend is not required for purposes of the Act.

                                          Very truly yours,

                                          --------------------------------------

Accepted this      day of           , 19 , by

VERMONT FINANCIAL SERVICES CORPORATION

By:

    ----------------------------------------------------
    Name:
    Title:

                                                                      APPENDIX B


                                                                  April   , 1997


The Board of Directors
Eastern Bancorp, Inc.
537 Central Avenue

Dover, New Hampshire 03820


The Board of Directors:


     You have requested our opinion as to the fairness from a financial point of view to the shareholders of Eastern Bancorp, Inc. ("Eastern") of the consideration to be paid (the "Merger Consideration") to the shareholders of Eastern in connection with the proposed acquisition of Eastern by Vermont Financial Services Corp. ("VFSC") pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated November 13, 1996 by and among Eastern, Vermont Federal Bank, FSB, and VFSC. Pursuant to the Merger Agreement, Eastern will merge with and into VFSC (the "Merger").

     As is more specifically set forth in the Merger Agreement, upon consummation of the Merger, each outstanding share of the common stock of Eastern, par value $0.01 per share ("Eastern Common Stock"), except for any dissenting shares and except for shares held by VFSC and its subsidiaries or by Eastern and its subsidiaries (in both cases, other than shares held in a fiduciary capacity or as a result of debts previously contracted), will be entitled to receive Merger Consideration payable in cash or shares of common stock, $1.00 par value per share, of VFSC ("VFSC Common Stock") or a combination of cash and stock, based on the average closing bid price per share of VFSC Common Stock on the Nasdaq-NM during the 20 day trading period ending on the fifth business day prior to the effective date of the Merger (the "Average VFSC Closing Price"), which will be equal to the sum of (i) $7.25 plus (ii) the product of 0.49 and the Average VFSC Closing Price, subject to the maximum and minimum collars described below. If the Average VFSC Closing Price is equal to or greater than $39.96, the acquisition price ("Acquisition Price") per share of Eastern Common Stock will be fixed at $26.83. If the Average VFSC Closing Price is equal to or greater than $29.54 but not less than $26.06, the acquisition price per share of Eastern Common Stock shall equal $21.72. If the Average VFSC Closing Price is less than $26.06, the Acquisition Price shall equal the sum of $7.25 and the product of 0.5553 times the Average VFSC Closing Price. It should be noted that, in the event the Average VFSC Closing Price is less than $26.06 per share, then Eastern shall have the right to terminate the Merger Agreement, unless VFSC elects in its sole discretion to adopt $21.72 as the adjusted acquisition price.

     Eastern shareholders may elect to receive cash, VFSC Common Stock or a combination of cash and VFSC Common Stock, subject to pro rata adjustment, as set forth in the Merger Agreement.

     In addition, upon consummation of the Merger, each stock option with respect to Eastern Common Stock granted by Eastern under Eastern's stock option plans (the "Eastern Stock Option Plans") which is outstanding at the Effective Time, whether or not then exercisable, will receive either (i) an amount equal to the excess of $24.28 over the per share exercise price of such option, in cash, or (ii) have such options to purchase Eastern Common Stock converted into options to purchase shares of VFSC Common Stock in accordance with the provisions of the Merger Agreement.

     The reader is urged to carefully read all the terms of the Merger Agreement, which is reproduced in its entirety elsewhere in the Proxy Statement-Prospectus.

     McConnell, Budd & Downes, Inc., as part of its investment banking business, is engaged in the valuation of bank holding companies and banks, thrift holding companies and thrifts and their securities in connection with mergers and acquisitions, underwriting, private placements, competitive bidding processes, market making as a NASD market maker, secondary distributions of listed securities and valuations for corporate, estate and other purposes. Our experience and familiarity with Eastern includes having worked as a financial advisor to Eastern since July of 1995 on a contractual basis and specifically includes our participation in the process and negotiations leading up to the proposed transaction with VFSC. Our experience and familiarity with VFSC includes having worked for VFSC as a financial advisor since 1992 on a contractual basis. With respect to this specific transaction, however, MB&D has exclusively represented Eastern, while VFSC engaged an independent financial advisor. In the course of our role as financial advisor to Eastern in connection with the transaction we have received fees for our services and will receive additional fees contingent on the occurrence of certain defined events. We will receive a fee in connection with the rendering of this opinion. In the ordinary course of our business, we may, from time to time, trade the equity securities of either or both Eastern and VFSC in our capacity as a NASD market maker, for our own account, for the accounts of our customers and for the accounts of individual employees of McConnell, Budd & Downes, Inc. Accordingly we may, from time to time, hold a long or short position in the equity securities of either Eastern or VFSC.

     In arriving at our opinion, we have reviewed the Merger Agreement and Proxy Statement -- Prospectus in substantially the form to be mailed to Eastern shareholders. We have also reviewed publicly available business, financial and shareholder information relating to Eastern and its subsidiaries, certain publicly available financial information relating to VFSC and its subsidiaries and certain financial information relating to Eastern provided by Eastern management as well as certain financial information relating to VFSC provided by VFSC management. In addition, we have reviewed certain other information, including internal reports and documents of Eastern and certain management prepared financial information provided to us by VFSC. We have also met with and had discussions with members of the senior management of each of Eastern and VFSC to discuss their past and current business operations, current financial condition and future prospects. In connection with the foregoing, we have reviewed the annual reports to stockholders of Eastern for the fiscal years ended September 30, 1994, 1995 and 1996. In addition we have reviewed the unaudited financial report of Eastern for the three months ended December 31, 1996. We have similarly reviewed the annual reports of VFSC for the calendar years ended December 31, 1993, 1994, 1995 and 1996. We have reviewed and studied the historical stock prices and trading volumes of the common stock of both Eastern and VFSC as well as the terms and conditions of 21 recent acquisition transactions involving publicly traded financial institutions conducting business in the northeast and conditionally compared those transactions to the proposed acquisition of Eastern by VFSC. We also considered the current state of and future prospects for the economy of New Hampshire, the economy of Vermont and the economy of Massachusetts generally and the relevant market areas for VFSC and Eastern in particular. We have also conducted such other studies, analyses and investigations as we deemed appropriate under the circumstances surrounding this proposed transaction.

     In the course of our review and analysis we considered, among other things, such topics as relative capitalization, capital adequacy, profitability, availability of non-interest income, relative asset quality, adequacy of the reserve for loan losses and the composition of the loan portfolio of each of VFSC and Eastern. We also considered estimates of cost savings and (to a lesser extent) revenue enhancements which might result from a consolidation of VFSC and Eastern which were provided to us by the management of VFSC and Eastern. In the conduct of our review and analysis we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial information provided to us by VFSC and Eastern or otherwise publicly obtainable. In reaching our opinion we have not assumed any responsibility for the independent verification of such information or any independent valuation or appraisal of any of the assets or the liabilities of either VFSC or Eastern nor have we obtained from any other source, any current appraisals of the assets or liabilities of either VFSC or Eastern. We have also relied on the management of Eastern as to the reasonableness of various financial and operating forecasts, cost savings estimates and of the assumptions on which they are based, which were provided to us for use in our analyses.


     In the course of rendering this opinion, which is being rendered prior to the receipt of certain required regulatory approvals necessary before consummation of the transaction, we have assumed that no conditions will be imposed by any regulatory agency in connection with its approval of the transaction that will have a material adverse effect on the results of operations, the financial condition or the prospects of VFSC following consummation of the transaction.


     Based upon and subject to the foregoing, it is our opinion, that as of the date of this letter, the Merger Consideration is fair to the shareholders of Eastern from a financial point of view.


                                          Very truly yours,

                                          McConnell, Budd & Downes, Inc.

                                          By:
                                            ------------------------------------

                                                                      APPENDIX C
                         [TUCKER ANTHONY LETTERHEAD]


                                                                   April  , 1997


Board of Directors
Vermont Financial Services Corp.
100 Main Street
Brattleboro, VT 05302

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of Vermont Financial Services Corp. (the "Company") common stock (the "Buyer Common Stock"), par value $1.00, of the consideration to be paid by the Company to the holders of Eastern Bancorp, Inc. ("Eastern") common stock (the "Seller Common Stock"), par value $0.01 per share, pursuant to the Agreement and Plan of Reorganization (the "Agreement") by and between the Company and Eastern. On the Closing Date, as defined in the Agreement, each share of Seller Common Stock held by Eastern's shareholders (other than shares held by dissenting shareholders) shall become and be converted into either (i) an amount in cash equal to the sum of (x) $7.25 and (y) the product of 0.4900 and the Average Closing Price (such total per share purchase price being referred to herein as the "Acquisition Price" and such total per share cash amount being referred to as the "Cash Distribution") or (ii) the number of shares or fraction of a share of Buyer Common Stock, rounded to the nearest ten-thousandth of a share, equal to the number obtained by dividing the Acquisition Price by the Average Closing Price (such number being referred to as the "Exchange Ratio" or the "Stock Distribution"); provided, however, that if the Average Closing Price is greater than or equal to $39.96 per share the Acquisition Price shall equal $26.83 and if the Average Closing Price is less than or equal to $29.54 per share but greater than or equal to $26.06 per share the Acquisition Price shall equal $21.72. If the Average Closing Price is less than $26.06, the Acquisition Price shall equal the sum of (x) $7.25 and (y) the product of 0.5553 and the Average Closing Price. Notwithstanding the foregoing, however, if the Average Closing Price is less than $26.06 per share (the "Minimum Price"), then Eastern shall have the right to terminate the Agreement, unless the Company elects, in its sole discretion to adopt $21.72 as the Acquisition Price. The "Average Closing Price" as referenced above shall be determined by calculating the average of the daily closing bid prices of the Buyer Common Stock on each of the twenty (20) trading days ending on the fifth business day prior to the Closing Date. The Company and Eastern have agreed that the Acquisition Price shall be identical without regard to any election made by holders of Seller Common Stock to receive Buyer Common Stock or cash.

     Tucker Anthony Incorporated ("Tucker Anthony") as part of its investment banking business is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we may actively trade the securities of both the Company and Eastern for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Tucker Anthony has served as financial advisor to the Company in the negotiation of the Agreement, and will receive a fee from the Company for those services.
In arriving at our opinion, we have among other things:
  (i) Reviewed the Agreement;

 (ii) Reviewed certain historical financial and other information concerning the Company for the five fiscal years ended December 31, 1996, including the Company's reports on Forms 10-K and 10-Q;

 (iii) Reviewed certain historical financial and other information concerning Eastern for the five fiscal years ended September 30, 1996 and for the quarter ended December 31, 1996, including Eastern's reports on Forms 10-K and 10-Q;

  (iv) Held discussions with the senior management of the Company and Eastern with respect to their past and current financial performance, financial condition and future prospects;

   (v) Reviewed certain internal financial data, projections and other information of the Company and Eastern, including financial projections prepared by management;

  (vi) Analyzed certain publicly available information of other financial institutions that we deemed comparable or otherwise relevant to our inquiry, and compared the Company and Eastern from a financial point of view with certain of these institutions;


 (vii) Compared the consideration to be paid by the Company pursuant to the Agreement with the consideration paid by acquirors in other acquisitions of financial institutions that we deemed comparable or otherwise relevant to our inquiry;

(viii) Reviewed publicly available earnings estimates, historical trading activity and ownership data of both the Buyer Common Stock and Seller Common Stock and considered the prospects for dividends and price movement in each; and

  (ix) Conducted such other financial studies, analyses and investigations and reviewed such other information as we deemed appropriate to enable us to render our opinion. In our review, we have also taken into account an assessment of general economic, market and financial conditions and certain industry trends and related matters.


     In our review and analysis and in arriving at our opinion we have assumed and relied upon the accuracy and completeness of all the financial information publicly available or provided to us by the Company and Eastern and have not attempted to verify any of such information. We have assumed (i) that the financial projections of the Company and Eastern provided to us with respect to the results of operations likely to be achieved by each company have been prepared on a basis reflecting the best currently available estimates and judgments of the Company's and Eastern's management and advisors as to future financial performance and results and (ii) that such forecasts and estimates will be realized in the amounts and in the time periods currently estimated. We have also assumed, without independent verification, that the current and projected aggregate reserves for possible loan losses for the Company and Eastern are adequate to cover such losses. We did not make or obtain any independent evaluations or appraisals of any assets or liabilities of the Company, Eastern or any of their respective subsidiaries nor did we verify any of the Company's or Eastern's books or records or review any individual loan credit files. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated as of the date of this letter. This opinion is being furnished for the use and benefit of the Board of Directors of the Company and is not a recommendation to shareholders. Tucker Anthony has advised the Board that it does not believe any person other than the Board has the legal right to rely on the opinion and, absent any controlling precedent, would resist any assertion otherwise. In the absence of applicable state law authority, the ability of a stockholder to rely on Tucker Anthony's opinion would be resolved by a court of competent jurisdiction. Resolution of the question of a stockholder's ability to rely on Tucker Anthony's opinion will have no effect on the rights and responsibilities of the Board of Directors of the Company under applicable state law or on the rights and responsibilities of either Tucker Anthony or the Board under the federal securities laws.


     Based upon and subject to the foregoing, it is our opinion that as of the date hereof the consideration to be paid by the Company pursuant to the Agreement is fair to the Company's stockholders from a financial point of view.

                                            Very truly yours,

                                            TUCKER ANTHONY INCORPORATED

                                                                      APPENDIX D

                  TEXT OF DGCL SECTION 262 -- APPRAISAL RIGHTS

262  APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to subsection (g) of Sections 251), 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or
     (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest, which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that it no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 349, L. '96, eff. 7-1-96.)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in effect, that a corporation may, and in certain cases must, indemnify any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of the corporation against, in the case of a nonderivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorney's fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorney's fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the Company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonable entitled to indemnity for expenses, and, in a nonderivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

     Article Nine of VFSC's Certificate of Incorporation provides that VFSC shall indemnify each person who is or was an officer or director of VFSC to the fullest extent permitted by Section 145 of the DGCL.

     Article Nine of VFSC's Certificate of Incorporation states that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the DGCL as in effect when such breach occurred.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

*Previously filed.

NUMBER                                       DESCRIPTION
------   ------------------------------------------------------------------------------------
  2.1    Agreement and Plan of Reorganization dated as of November 13, 1996 (incorporated by reference to Exhibit 2 to VFSC's Report on Schedule 13D dated November 25, 1996;
         included as Appendix A to Joint Proxy Statement-Prospectus).*
  3.1    Certificate of Incorporation of VFSC (incorporated by reference to Exhibit 3.1 to
         VFSC's Report on Form 8-K dated April 23, 1990).*
  3.2    Bylaws of VFSC (incorporated by reference to Exhibit 3.2 to VFSC's Report on Form
         8-K dated April 23, 1990).*
  4      Form of certificate of VFSC Common Stock (not required to be filed under EDGAR).

  5      Opinion of Sullivan & Worcester LLP as to legality (filed herewith as Exhibit 5).
  8.1    Opinion of Sullivan & Worcester LLP as to tax matters (filed herewith as Exhibit
         8.1).
  8.2    Opinion of Hale and Dorr LLP as to tax matters (filed herewith as Exhibit 8.2).

 10.1    Management Continuity Agreements dated February 9, 1990 between VFSC's predecessor and each of the following four executive officers:
           (a) John D. Hashagen, Jr.
           (b) Richard O. Madden
           (c) W. Bruce Fenn
           (d) Robert G. Soucy
         (incorporated by reference to Exhibit 3.2 to VFSC's Annual Report on Form 10-K for
         the year ended December 31, 1990).*

NUMBER                                       DESCRIPTION
------   ------------------------------------------------------------------------------------
 10.2    Management Continuity Agreement dated March 17, 1994 between VFSC and Louis J.
         Dunham. (incorporated by reference to Exhibit 10.1 of VFSC's Annual Report on Form
         10-K for the year ended December 31, 1994).*
 10.3    Executive Deferred Compensation Agreement dated July 19, 1988 by and between VFSC, as and for VNB, and W. Bruce Fenn (incorporated by reference to Exhibit 10.2 of
         VFSC's Registration Statement on Form S-4, File No. 33-72554, filed on December 3,
         1993).*
 10.4    Executive Deferred Compensation Agreement dated August 9, 1988 by and between VFSC, as and for VNB, and Robert G. Soucy (incorporated by reference to Exhibit 10.3 of
         VFSC's Registration Statement on Form S-4, File No. 33-72554, filed on December 3,
         1993).*
 10.5    Executive Deferred Compensation Agreement dated May 13, 1988 by and between VNB and
         William H. George (incorporated by reference to Exhibit 10.4 of VFSC's Registration
         Statement on Form S-4, File No. 33-72554, filed on December 3, 1993).*
 10.6    Executive Deferred Compensation Agreement dated April 11, 1989 by and between VFSC, as an for VNB, and Richard O. Madden (incorporated by reference to Exhibit 10.5 of
         VFSC's Registration Statement on Form S-4, File No. 33-72554, filed on December 3,
         1993).*
 10.7    Executive Deferred Compensation Agreement dated August 1, 1988 by and between VFSC, as and for VNB, and John D. Hashagen (incorporated by reference to Exhibit 10.6 of
         VFSC's Registration Statement on Form S-4, File No. 33-72554, filed on December 3,
         1993).*
 10.8    Employment Agreement dated October 19, 1993 by and among United Savings Bank, VFSC and Kenneth R. Cole (incorporated by reference to Exhibit 10.8 of VFSC's
         Registration Statement on Form S-4, File No. 33-72554, filed on December 3, 1993).*
 10.9    Agreement of Merger dated February 28, 1990 between Vermont Financial Services
         Corp., a Vermont corporation, and VFSC (incorporated by reference to Exhibit 3.2 to
         VFSC's Annual Report on Form 10-K for the year ended December 31, 1990).*
 10.10   Agreement and Plan of Reorganization dated as of August 24, 1993 Merger dated
         February 28, 1990 between West Mass Bankshares, Inc. and VFSC (incorporated by reference to Exhibit 2.1 of VFSC's Registration Statement on Form S-4, File No.
         33-72554, filed on December 3, 1993).*
 10.11   Stock Purchase Agreement, dated as of February 26, 1996, between Arrow Financial
         Corporation, Arrow Vermont Corporation, Green Mountain Bank and Vermont National
         Bank (incorporated by reference to Exhibit 2 to VFSC's 8-K filed on March 18,
         1996).*
 10.12   Stock Option Agreement dated as of November 13, 1996 (incorporated by reference to
         Exhibit 4 to VFSC's Report on Schedule 13D dated November 25, 1996; contained as
         Exhibit A in Appendix A to Joint Proxy Statement-Prospectus).*
 10.13   Stockholders Agreement dated as of November 13, 1996 among certain stockholders of
         Eastern and VFSC (incorporated by reference to Exhibit 99.1 to VFSC's Report on
         Schedule 13D dated November 25, 1996; contained as Exhibit B in Appendix A to Joint
         Proxy Statement- Prospectus).*
 21      Subsidiaries of VFSC (incorporated by reference to Exhibit 22 to VFSC's Annual
         Report on Form 10-K for the year ended December 31, 1995).*
 22.1    Form of Proxy for Eastern Meeting.*

 22.2    Form of Proxy for VFSC Meeting (filed herewith as Exhibit 22.2).
 22.3    Opinion of McConnell, Budd & Downes, Inc. (included as Appendix B to the Joint Proxy
         Statement-Prospectus; filed herewith).
 22.4    Opinion of Tucker Anthony Incorporated (included as Appendix C to the Joint Proxy
         Statement- Prospectus; filed herewith).

 23.1    Consent of Coopers & Lybrand LLP with respect to VFSC (filed herewith as Exhibit
         23.1).
 23.2    Consent of KPMG Peat Marwick LLP with respect to Eastern (filed herewith as Exhibit
         23.2).

NUMBER                                       DESCRIPTION
------   ------------------------------------------------------------------------------------

 23.3    Consent of Sullivan & Worcester LLP (included in Exhibit 5 -- filed herewith).
 23.4    Consent of Hale and Dorr LLP (included in Exhibit 8.2 -- filed herewith).

 23.5    Consent of McConnell, Budd & Downes, Inc. (filed herewith as Exhibit 23.5).
 23.6    Consent of Tucker Anthony Incorporated (filed herewith as Exhibit 23.6).
 24      Powers of Attorney of certain directors and officers of VFSC.*

 99.1    Annual Report of Eastern Bancorp, Inc. for the fiscal year ended September 30,
         1996.*


(b) Financial Statement Schedules -- Not applicable.

(c) Not applicable.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, Vermont Financial Services Corp. has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brattleboro, State of Vermont, on April 3, 1997.


                                          VERMONT FINANCIAL SERVICES CORP.

                                          By: /s/ JOHN D. HASHAGEN, JR.
                                            ------------------------------------
                                            Name: John D. Hashagen, Jr.
                                            Title:  President and Chief
                                                    Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement on Form S-4 relating to the Common Stock of Vermont Financial Services Corp. has been signed below by the following persons in the capacities and on the dates indicated.


               SIGNATURE                                  TITLE                        DATE
----------------------------------------  -------------------------------------  ----------------


       /s/ JOHN D. HASHAGEN, JR.          President, Director and Chief             April 3, 1997
----------------------------------------  Executive Officer (Principal
         John D. Hashagen, Jr.            Executive Officer)
         /s/ RICHARD O. MADDEN            Executive Vice President, Treasurer       April 3, 1997
----------------------------------------  and Chief Financial Officer
           Richard O. Madden              (Principal Financial and Accounting
                                          Officer)

        /s/ ANTHONY F. ABATIELL*          Director                                  April 3, 1997
----------------------------------------
          Anthony F. Abatiell

           /s/ ZANE V. AKINS*             Director                                  April 3, 1997
----------------------------------------
             Zane V. Akins

         /s/ CHARLES A. CAIRNS*           Director                                  April 3, 1997
----------------------------------------
           Charles A. Cairns

          /s/ WILLIAM P. CODY*            Director                                  April 3, 1997
----------------------------------------
            William P. Cody

          /s/ ALLYN W. COOMBS*            Director                                  April 3, 1997
----------------------------------------
            Allyn W. Coombs

        /s/ BEVERLY G. DAVIDSON*          Director                                  April 3, 1997
----------------------------------------
          Beverly G. Davidson

       /s/ PHILIP M. DRUMHELLER*          Director                                  April 3, 1997
----------------------------------------
          Philip M. Drumheller

         /s/ JAMES E. GRIFFIN*            Director                                  April 3, 1997
----------------------------------------
            James E. Griffin


               SIGNATURE                                  TITLE                        DATE
----------------------------------------  -------------------------------------  ----------------



         /s/ FRANCIS L. LEMAY*            Director                                  April 3, 1997
----------------------------------------
            Francis L. Lemay

          /s/ KIMBALL E. MANN*            Director                                  April 3, 1997
----------------------------------------
            Kimball E. Mann

         /s/ STEPHAN A. MORSE*            Director                                  April 3, 1997
----------------------------------------
            Stephan A. Morse

         /s/ DONALD E. O'BRIEN*           Director                                  April 3, 1997
----------------------------------------
           Donald E. O'Brien

           /s/ ROGER M. PIKE*             Director                                  April 3, 1997
----------------------------------------
             Roger M. Pike

         /s/ MARK W. RICHARDS*            Director                                  April 3, 1997
----------------------------------------
            Mark W. Richards

     *By: /s/ JOHN D. HASHAGEN, JR.                                                 April 3, 1997
----------------------------------------
         John D. Hashagen, Jr.,
            Attorney-in-fact
